As confidentially submitted to the Securities and Exchange Commission on January 19, 2021.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Navios South American Logistics Inc.

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Republic of Marshall Islands	4731	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

+(30) (210) 459-5000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Trust Company of the Marshall Islands, Inc

Trust Company Complex, Ajeltake Island

P.O. Box 1405

Majuro, Marshall Islands MH96960

+(692) 247 3018

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Mark Hayek Lee T. Barnum John J. Satory Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 (212) 859-8000	Marcelo Mottesi Fabiana Sakai Milbank LLP 55 Hudson Yards New York NY 10001 United States of America (212) 530-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee
Common shares, $0.01 par value per share (“common shares”)(3)	$	$
Brazilian Depositary Receipts (“BDRs”)	—	— (4)

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.
(3)

Includes common shares that are to be offered and sold, including in the form of BDRs, in the United States. This amount also includes common shares, that are being offered and sold in the form of BDRs in Brazil and other countries outside the United States but may be resold from time to time in the United States. Such sales are not being registered for the purpose of sales outside the United States.

(4)

In the aggregate, the proposed maximum aggregate offering price of the common shares and the BDRs is estimated at $             . Therefore, no additional filing fee is required for the BDRs being registered herein.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus, dated                      , 2021

PROSPECTUS

Common Shares, including in

the form of Brazilian Depositary

Receipts

This is Navios South American Logistics Inc.’s initial public offering. We are selling              of our common shares, $0.01 par value per share (the “common shares”), and the selling shareholders are selling              of our common shares, including in the form of Brazilian Depositary Receipts (the “BDRs”) each representing              common shares, in a global offering, consisting of (1) an international offering and (2) a concurrent Brazilian offering. The international offering includes            newly issued common shares being sold by us, including              common shares in the form of BDRs, and              common shares being sold by the selling shareholders, including              common shares in the form of BDRs, to be offered in the United States and other countries outside of Brazil. The concurrent Brazilian offering includes              newly issued common shares in the form of BDRs being sold by us and              common shares in the form of BDRs being sold by the selling shareholders. The international offering is being underwritten by the international underwriters named in this prospectus (“international underwriters”) and the Brazilian offering is being underwritten by the Brazilian underwriters named in this prospectus (the “Brazilian underwriters”). The closings of the international and Brazilian offerings will be conditioned upon one another. We will not receive any of the proceeds from the sale of securities by the selling shareholders.

Prior to the global offering, no public market has existed for our common shares or BDRs. We intend to apply to admit our common shares to listing on the Nasdaq              Market (“Nasdaq”). After the pricing of the global offering, we expect that our common shares will trade on Nasdaq under the symbol             . We intend to apply to register the offering of our BDRs with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or the “CVM”) to list and trade our BDRs on the São Paulo Stock Exchange (B3 S.A.—Brasil, Bolsa, Balcão, or the “B3”) under the symbol             . We currently anticipate that the initial offering price for our common shares will be between $             and $             per common share, which is equivalent to between R$             and R$             per BDR, respectively, based on a U.S. dollar selling rate of R$              to $1.00 as of                     , 2021, based on the                     , 2021 exchange rate of R$              to $1.00 published by the Central Bank of Brazil (Banco Central do Brasil) (the “Brazilian Central Bank”).

Investing in our common shares and BDRs involves risks. See “Risk Factors” beginning on page 36 for a discussion of certain factors you should consider before investing in our common shares and BDRs.

Price $               per common share

Price R$            per BDR

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Navios South American Logistics
Per common share(1)	$	$	$
Per BDR(2)	$	$	$
Total	$	$	$

(1)	Excludes common shares to be offered and sold in the form of BDRs.

(2)	Based on the , 2021 exchange rate of R$ to $1.00 published by the Brazilian Central Bank.

The underwriters may also exercise their option to purchase up to an additional                  common shares from us, and up to an additional                  common shares from the selling shareholders, at the public offering price, less the underwriting discount, which common shares may be represented by BDRs.

Following the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because                  will hold indirectly more than 50% of our total voting power, assuming the underwriters do not exercise their over-allotment option, or     % of our total voting power, if the underwriters exercise their over-allotment option in full. See “Principal and Selling Shareholders.”

We are an “emerging growth company” under applicable U.S. federal securities laws and will be subject to reduced public company reporting requirements.

None of the Securities and Exchange Commission (the “SEC”), the CVM or any state securities commission of any other securities or regulatory authority has approved or disapproved of our securities or determined that this prospectus (or the Portuguese-language prospectus used in connection with the offering of our BDRs in Brazil) is accurate or complete. Any representation to the contrary is a criminal offense.

The common shares and BDRs will be ready for delivery on or about                     , 2021.

Global Coordinator

BofA Securities

Co-Manager

S. Goldman Advisors LLC

The date of this prospectus is                     , 2021

In this prospectus, except where the context indicates otherwise, references to “Navios Logistics,” the “Company,” “we,” “us” and “our” refer to Navios South American Logistics Inc., a Republic of the Marshall Islands corporation, and its consolidated subsidiaries. References to “Navios Holdings” or our “controlling shareholder” are to Navios Maritime Holdings Inc., a Republic of the Marshall Islands corporation, which prior to this offering owns the majority of our common shares. For more information on our controlling shareholder, see “Principal Shareholders.” References to “Navios Shipmanagement” are to our affiliate, Navios Shipmanagement Inc., a Republic of the Marshall Islands corporation. References to “common shares” refer to the common shares of Navios South American Logistics Inc., except where the context requires otherwise.

Further, references in this prospectus to the “Brazilian underwriters” are to Bank of America Merrill Lynch Banco Múltiplo S.A.,                and                . References to the “international underwriters” are to BofA Securities, Inc., S. Goldman Advisors LLC,                 and                , which will act as international underwriters, including on behalf of the Brazilian underwriters, in connection with the placement of our common shares and BDRs outside Brazil.

The term “Brazil” refers to the Federative Republic of Brazil and “Brazilian government” refers to the federal government of Brazil. The term “Uruguay” refers to the Oriental Republic of Uruguay, the term “Argentina” refers to the Republic of Argentina, the term “Paraguay” refers to the Republic of Paraguay and the term “Bolivia” refers to the Plurinational State of Bolivia. All references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “guarani” or “guaranies” are to the Paraguayan guarani, the official currency of Paraguay. All references to “U.S. dollar,” “U.S. dollars” or “$” are to U.S. dollars, the official currency of the United States. All references to “Uruguayan peso” or “Uruguayan pesos” are to the Uruguayan peso, the official currency of Uruguay. All references to “Argentine peso” or “Argentine pesos” are to the Argentine peso, the official currency of Argentina. Unless otherwise indicated, solely for your convenience, we have translated the real amounts into U.S. dollars using a rate of                 to $1.00, the U.S.

i

dollar selling rate as of             , 2020, as reported by the Brazilian Central Bank on its electronic information system, Sistema de Informacões do Banco Central—SISBACEN, under the website (https://www4.bcb.gov.br/pec/taxas/port/ptaxnpesq.asp?frame=1).

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. Neither we, the selling shareholders, the Brazilian underwriters, nor the international underwriters have authorized anyone to provide you with information different from that contained in this prospectus or any free-writing prospectus we may authorize to be delivered or made available to you. Our common shares and BDRs are being offered, and offers to purchase our common shares or BDRs are being sought, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any offer or sale of our common shares or BDRs. Our business, financial condition, results of operations and prospects may have changed since that date.

We are offering our common shares and BDRs in the United States and elsewhere outside of Brazil on the basis of the information contained in this prospectus and the registration statement of which this prospectus is a part, which has been filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”).

We have not taken any action to permit the possession or distribution of this prospectus outside the United States. In addition, except for the Brazilian offering of BDRs being made under the Portuguese-language prospectus, we have not taken any action to permit a public offering of common shares or BDRs outside the United States. Persons outside the United States who have come into possession of this prospectus must inform themselves about and observe restrictions relating to the offering of our common shares and BDRs and the distribution of this prospectus outside of the United States. For additional information, see “Underwriting—Selling Restrictions.”

This prospectus is not addressed to Brazilian residents and it should not be forwarded or distributed to, nor read or consulted by, acted on or relied upon by Brazilian residents. Any investment to which this prospectus relates is available to non-Brazilian residents only and will be made by non-Brazilian residents only. If you are a Brazilian resident and received this prospectus, please destroy it and any copies. The Brazilian prospectus is in a format different from that of this prospectus and contains information not generally included in documents such as this prospectus.

You must comply with all applicable laws and regulations in effect in any jurisdiction in which you purchase, offer or sell our common shares and BDRs, or possess or distribute this prospectus and must obtain any consent, approval or permission required for your purchase, offer or sale of our common shares and BDRs under the laws and regulations in effect in any jurisdiction to which you are subject or in which you make such purchases, offers or sales, and neither we, the Brazilian underwriters nor the international underwriters will have any responsibility therefor.

We, the selling shareholders, the Brazilian underwriters and the international underwriters reserve the right to reject any offer to purchase our common shares or BDRs, in whole or in part, and for any reason. We, the Brazilian underwriters and the international underwriters also reserve the right to sell or place less than all of our common shares and BDRs offered hereby.

No representation or warranty, express or implied, is made by the Brazilian underwriters or the international underwriters as to the accuracy or completeness of any of the information in this prospectus, and nothing contained in this prospectus is or shall be relied upon as a promise or representation by the Brazilian underwriters or the international underwriters, or any of their respective affiliates or advisers, as to the past, present or future.

Notwithstanding anything in this document to the contrary, except as reasonably necessary to comply with applicable securities laws, you (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the U.S. federal income tax treatment and tax structure of the offering and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to the tax treatment and tax structure. For this purpose, “tax structure” is limited to facts relevant to the U.S. federal income tax treatment of the offering.

We, the selling shareholders, the Brazilian underwriters and the international underwriters are not making any representation to any purchaser of our common shares or BDRs regarding the legality of an investment in our common shares or BDRs by such purchaser under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business adviser and tax adviser for legal, business and tax advice regarding an investment in our common shares or BDRs.

Certain market information in this prospectus has been obtained by us from publicly available sources deemed by us to be reliable. See “Presentation of Financial Information and Other Information—Market and Industry Data.” Notwithstanding any investigation that the Brazilian underwriters and the international underwriters have conducted with respect to the information contained in this prospectus, the Brazilian underwriters and the international underwriters accept no liability in relation to the information contained in this prospectus, its distribution or with regard to any other information supplied by us or on our behalf.

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION

Financial Statements

The financial information included in this prospectus derives from and should be read together with our audited consolidated financial statements as of December 31, 2019, December 31, 2018, December 31, 2017 and January 1, 2017, and for the years ended December 31, 2019, December 31, 2018, and December 31, 2017 and the related notes thereto, or the “Audited Consolidated Financial Statements,” which have been audited by Price Waterhouse & Co. S.R.L., our independent registered public accounting firm, and are included elsewhere in this prospectus.

We maintain our books and records in U.S. dollars, which is also our functional and reporting currency. Our Audited Consolidated Financial Statements included in this prospectus were prepared and are being presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). Certain financial measures contained in this prospectus are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures” below.

For all periods up to and including the year ended December 31, 2019, we previously prepared and presented our financial statements in accordance with U.S. GAAP. The Audited Consolidated Financial Statements are the first we have prepared in accordance with IFRS. For a reconciliation of U.S. GAAP to IFRS in relation to our Audited Consolidated Financial Statements, see Note 3 to our Audited Consolidated Financial Statements, included elsewhere in this prospectus.

Non-IFRS Financial Measures

This prospectus contains financial measures that are not calculated in accordance with IFRS, including EBITDA (including EBITDA by segment) and Adjusted EBITDA. EBITDA represents profit/(loss) before finance cost, net, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA before impairment losses. EBITDA and Adjusted EBITDA are presented because they are used by certain investors to measure a company’s operating performance. EBITDA and Adjusted EBITDA are “non-IFRS financial measures” and should not be considered substitutes for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with IFRS or as a measure of profitability or liquidity. While EBITDA and Adjusted EBITDA are frequently used as a measure of operating performance, the definitions of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA and Adjusted EBITDA do not reflect the amounts necessary to service interest on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance. Please see footnote 1 to “Summary Consolidated Financial and Other Data” for a more thorough discussion of our use of EBITDA and Adjusted EBITDA in this prospectus and reconciliation of EBITDA and Adjusted EBITDA to net income/(loss), the nearest measure presented in accordance with IFRS.

Prospective Financial Information

Any prospective financial information included herein was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information.

The prospective financial information included herein has been prepared by, and is the responsibility of, the Company’s management. Price Waterhouse & Co. S.R.L has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, Price Waterhouse & Co. S.R.L. does not express an opinion or any other form of assurance with respect thereto. The Price Waterhouse & Co. S.R.L. report included in this prospectus relates to the Company’s previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so.

Market And Industry Data

Certain market information in this prospectus has been obtained by us from publicly available sources deemed by us to be reliable. Notwithstanding any investigation that the Brazilian underwriters or the international underwriters have conducted with respect to the information contained in this prospectus, the Brazilian underwriters and the international underwriters accept no liability in relation to the information contained in this prospectus or its distribution or with regard to any other information supplied by us or on our behalf.

Certain of the information in this prospectus regarding the iron ore mines in Corumbá, including production, demand and related industry information was derived from a report prepared by Wood Mackenzie Inc. (“Wood Mackenzie”), an independent market consultant hired and compensated by us.

The information and data in this prospectus relating to the Hidrovia Region (as defined below) and regional waterborne transportation industry was derived from reports prepared by Drewry Maritime Research (“Drewry”) and IHS Global Inc. (“IHS Markit”).

Drewry has based its analysis on information drawn from published and private industry sources and in this context advises us that (i) some industry data included in this discussion is based on estimates or subjective judgments in circumstances where data for actual market transactions either does not exist or is not publicly available, (ii) industry data is derived from information in Drewry’s database which has been assembled through Drewry’s methods of compilation, and (iii) while Drewry has taken reasonable care in the compilation of the industry statistical data and believe them to be correct, data collection is subject to limited audit and validation procedures.

IHS Markit reports, data and information referenced in this prospectus (the “IHS Markit Materials”) are the copyrighted property of IHS Markit. The IHS Markit Materials are from sources considered reliable; however, the accuracy and completeness thereof are not warranted, nor are the opinions and analyses published by IHS Markit representations of fact. The IHS Markit Materials speak as of the original publication date thereof and are subject to change without notice. IHS Markit and other trademarks appearing in the IHS Markit Materials are the property of IHS Markit or their respective owners.

Notwithstanding the foregoing, we are liable for the information provided in this prospectus.

Certain Other Information And Rounding

Unless otherwise indicated, the data related to our fleet, including, without limitation, the number of owned vessels and capacity, reflected in this prospectus is presented as of January 19, 2020.

Some percentages and other amounts included in this prospectus have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

Trademarks, Service Marks And Trade Names

This prospectus contains our trademarks, service marks and trade names, including our proprietary logos and the domain name for our website, and also contains the trademarks, service marks and trade names of other companies. Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are listed without the ®, ™, and SM symbols.

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GLOSSARY OF TERMS

The following are definitions of terms used in this prospectus:

2022 Notes—The $375.0 million in aggregate principal amount of 7.25% Senior Notes due 2022, issued by Navios South American Logistics Inc. and Navios Logistics Finance (US) Inc. (collectively, the “Co-Issuers”) on April 22, 2014 and due on May 1, 2022. The Co-Issuers redeemed all outstanding 2022 Notes in full on July 16, 2020 at 100% of their face amount, plus accrued and unpaid interest to the redemption date with the proceeds of the 2025 Notes (as defined below).

2025 Notes—The $500.0 million in aggregate principal amount of 10.750% Senior Secured Notes due 2025, issued by the Co-Issuers on July 8, 2020 and due on July 1, 2025.

Articles of Incorporation—The articles of incorporation of the Company. Unless otherwise specified, the term “Articles of Incorporation” refers to our Amended and Restated Articles of Incorporation, which became effective on                    , 2021, immediately prior to receipt from the CVM of our registration as a Foreign Issuer – Category “A” before the CVM.

Bareboat charter—A charter of a vessel under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the voyage expenses and vessel operating expenses of the vessel and for the management and operation of the vessel, including crewing.

Barge—A large flat-bottomed square-ended vessel used for transporting dry or liquid cargoes in inland or near-shore waters, pushed or towed by a tugboat.

Barge Business—Our Barge Business segment, which services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet.

BBVA Loan—The $25.0 million loan facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), entered into on February 28, 2020.

Bunker—The fuel oil used to operate a vessel’s engines and generators.

Bylaws—The bylaws of the Company. Unless otherwise specified, the term “Bylaws” refers to the Company’s Amended and Restated Bylaws, which became effective on                    , 2021, immediately prior to receipt from the CVM of our registration as a Foreign Issuer – Category “A” before the CVM.

Cabotage—The transportation of goods or products between two points within the same country by a vessel.

Cabotage Business—Our Cabotage Business segment, through which we own and operate vessels to support the transportation needs of our customers in the South American coastal trade business.

Charter—The contract for hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port.

Charterer—The individual or company hiring a vessel under a charter.

Charterhire—Money paid to the vessel-owner by a charterer for the use of a vessel under a time charter or bareboat charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter, such payments are usually made monthly and are calculated on a 360 or 365 day calendar year basis.

Classification Society—An independent organization which certifies that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country whose flag such vessel flies and the international conventions of which that country is a member.

Commercial Management—Commercial management of a fleet involves identifying and negotiating charter party employment for the vessels in a fleet.

Contract of Affreightment—“CoA”—A contract for the carriage of a specific type and quantity of cargo which will be carried in one or more shipments over an agreed period of time.

Convoy—A group of barges connected together which are powered by a pushboat.

Deadweight Ton—“DWT”—A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in tons. A vessel’s DWT or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Double-Hull—Hull construction design in which a vessel has an inner and outside side and bottom separated by void space.

Draft—Vertical distance between the waterline and the bottom of the vessel’s keel.

Drybulk—Non-liquid cargoes of commodities shipped in an unpackaged state.

Drydocking—To remove a vessel, barge or pushboat from the water for inspection or repair of submerged parts.

Dry Port Terminals—Collectively, the Grain Terminal and the Iron Ore Terminal.

DTC—The Depository Trust Company, a New York corporation.

Grain Terminal—Our grain port terminal facility located in the Nueva Palmira Free Zone, Uruguay.

Hidrovia Region—A region of navigable waters in South America on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The region covers the entire length of the Parana River south of the Itaipu Dam, the entire length of the Paraguay River south of Corumbá, the Uruguay River and the River Plate west of Buenos Aires.

Hidrovia Waterway—The Paraguay and Parana Rivers from Puerto Caceres (Brazil) to Nueva Palmira (Uruguay).

Hull—Shell or body of a ship.

Identity Preservation—The practice of identifying, segregating and tracing an agricultural product’s shipments in order to isolate and preserve its unique characteristics and prevent commingling.

International Maritime Organization—“IMO”—A United Nations agency that issues international trade standards for shipping.

Iron Ore Terminal—Our iron ore port terminal facility located in the Nueva Palmira Free Zone, Uruguay.

LIBOR—The London Interbank Offered Rate.

Liquid Port Terminal—Our terminal for refined petroleum products in San Antonio, Paraguay.

MARPOL—The IMO International Convention for the Prevention of Pollution from Ships.

Mt—Million tons.

Mtpa—Million tons per annum.

Nasdaq—The Nasdaq              Market.

Navios Corporation—Navios Corporation, a Republic of the Marshall Islands corporation and wholly owned subsidiary of Navios Holdings.

Nazira Loan—The $0.8 million loan facility that was entered into by Hidronave S.A. with the Brazilian National Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” on February 2, 2001.

Nueva Palmira Free Zone—The Nueva Palmira Free Zone in Uruguay, where business operations are exempt from all Uruguayan taxes.

Oil Companies International Marine Forum—“OCIMF”—A voluntary association of oil companies with an interest in the shipment and terminalling of crude oil, oil products, petrochemicals and gas.

Off-Hire—The period in which a vessel is unable to perform the services for which it is immediately required under a time charter. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

Petroleum Products—Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Port Terminal Business—The Port Terminal Business segment includes the operating results of our Dry Port Terminals and Liquid Port Terminal operations.

Port Terminals—Collectively, the Liquid Port Terminal and the Dry Port Terminals.

Product Tanker—A tanker designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids, and other chemicals. The tanks are coated to prevent product contamination and hull corrosion. The ship may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Pushboat—A powerful commercial vessel designed with substantial bracing at the bow and used to push barges. Pushboats offer superior control and are preferred over towboats for maneuvering barges in confined seaways, through bridges and at docks and loading facilities.

Special Survey—The inspection of a vessel by a classification society surveyor which takes place every five years for certain vessels and every seven years for inland transportation vessels (also called a Class Renewal Survey).

Tanker—A ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of segregated tanks. Tankers carry a variety of products including crude oil, refined products, liquid chemicals, and liquefied gas.

Term Bank Loan—The $14.0 million term loan facility entered into by Navarra Shipping Corporation and Pelayo Shipping Corporation, as borrowers, and Alpha Bank A.E., as lender on May 17, 2017.

Term Loan B Facility—The $100.0 million Term Loan B facility, bearing interest at a rate of LIBOR plus 475 basis points with a four-year term with 1.0% amortization per annum, issued by the Co-Issuers, as co-borrowers, on November 3, 2017, pursuant to that Credit Agreement, dated as of November 3, 2017, among the Co-Issuers, the Guarantors named therein, the several banks, financial institutions, institutional investors and other entities from time to time party thereto as lenders, and Morgan Stanley Senior Funding, Inc., as Administrative Agent. The Co-Issuers repaid in full the Term Loan B Facility on July 8, 2020 at par plus accrued and unpaid interest to the repayment date using the proceeds of the 2025 Notes.

Time Charter—A charter under which the shipowner hires out a ship for a specified period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses. The shipowner is paid charterhire, which accrues on a daily basis.

Ton—2,000 pounds.

Vale—Vale International S.A., a subsidiary of Vale S.A.

Vale Port Contract—The English law governed contract entered into on September 27, 2013 and as amended through the date hereof, by and among Corporacion Navios Sociedad Anonima and Vale for unloading, storing, weighing and loading of iron ore and/or manganese ore in bulk at the Iron Ore Terminal.

Voyage Charter—Contract for hire of a vessel under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage Expenses—Expenses incurred in connection with a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance.

For more information on the BBVA Loan, Nazira Loan and the Term Bank Loan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Interest-Bearing Loans and Borrowings.”

SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read the entire prospectus, including the Audited Consolidated Financial Statements and related notes included in this prospectus and the “Risk Factors” included elsewhere in this prospectus.

Our Company

We believe we are one of the largest infrastructure and logistics companies in the Hidrovia Region. Our operations are focused on the Hidrovia Waterway, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We provide our customers with integrated transportation, storage and related services through our strategically located port facilities and our large, versatile fleet of dry and liquid cargo barges and our product tankers. We serve the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

The Hidrovia Waterway consists of the Paraguay and Parana Rivers from Puerto Caceres (Brazil) to Nueva Palmira (Uruguay), flowing through five countries—Argentina, Bolivia, Brazil, Paraguay and Uruguay—and similar in size to the Mississippi River system in the United States. It represents an economically dynamic system of ports, terminals and waterways that facilitates trade through barging and ocean shipping, providing access for the region to the rest of the world via the Atlantic Ocean. The countries along the Hidrovia Waterway accounted for approximately 52% (or 189 Mt) of world soybean production in 2018. According to Drewry, soybean production in the region has grown from 2000 to 2019 by a compounded annual growth rate, or CAGR of 5.8%, including 5.8% for Paraguay and 11.6% for Uruguay, compared to the global CAGR of 3.6%. IHS Markit data estimates that grain (soybeans, soybean meal, corn, wheat and milled rice) from Paraguay, Bolivia and Brazil exported using barges through the Hidrovia Waterway will grow at 4.8% and 3.9% CAGRs through 2030/31E and 2040/41E, respectively. See “—Market Opportunity.”

In addition to agricultural commodities, the region also has significant deposits of minerals, including iron ore, manganese and pig iron. According to Wood Mackenzie, production of iron ore and manganese in the Corumbá area of Brazil near the Paraguay River increased from a combined 1.3 Mt in 2000 to 8.2 Mt in 2012—representing a CAGR of 16.6%—before the global commodity cycle impacted regional output. Production of Vale from Corumbá in 2019 was 2.8 Mtpa including manganese and iron ore. According to Wood Mackenzie, Vetorial has restarted the Corumbá mine previously owned by MMX (now called Lais) and exported about 1 Mt in 2019. Given renewed economic incentives—including a strong, positive netback margin for Corumbá iron ore driven by the increasing pricing premium for Corumbá lump ore as compared to lower ferrous content ores, and the more cost efficient export solution provided by our Iron Ore Terminal—production of Corumbá iron ore has begun to increase. Vale’s Corumbá iron ore and manganese production increased 43% and 309% year-over-year in the second quarter of 2020, respectively, and Wood Mackenzie expects Vale to ramp up Corumbá production to 4.7 Mtpa by 2023 (including iron ore production of 4.0 Mtpa and manganese production of 0.7 Mtpa) with limited capital outlays. Including a recovery of Santa Cruz shipments to 4 Mtpa of iron ore, 0.7 Mtpa of manganese ore and full shipment of Vetorial volumes from Corumbá (Lais) (1.3 Mtpa lump or fines and 0.3 Mtpa of MPI re-exports), Wood Mackenzie expects potential production volumes of up to 6.3 Mtpa by 2023, with upside potential for additional production volumes from MPP Corumbá, Santa Cruz, Vetorial, Urucum and El Mutun, starting from 2021 and increasing to 9.2 Mtpa by 2025, for a total Corumbá production of 15.5 Mtpa. See “—Market Opportunity.”

We serve our customers in the Hidrovia Region through our three existing port storage and transfer facilities, consisting of our Grain Terminal, our Iron Ore Terminal and our Liquid Port Terminal. Our Dry Port

Terminal complex is strategically located at the confluence of the Parana and Uruguay Rivers in the Nueva Palmira Free Zone in Uruguay, which means our operations in the Nueva Palmira Free Zone are exempt from all Uruguayan taxes. The Dry Port Terminal complex is comprised of our Grain Terminal, currently offering eight Mt of annual throughput capacity, and our Iron Ore Terminal, with ten Mt of annual throughput capacity. Our third facility is our up-river Liquid Port Terminal for refined petroleum products in San Antonio, Paraguay, located approximately 17 miles by river from the capital, Asunción, with a current static storage capacity of 45,660 cubic meters, which we are in the process of expanding to 65,660 cubic meters with the construction of two additional tanks. We believe that our Dry Port Terminal complex is the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs and our Liquid Port Terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

The commodities most frequently handled at our Grain Terminal include grain and grain products, including cereals, soybeans, corn and wheat. Our Grain Terminal has specially designed storage, drying and conditioning facilities, belt conveying systems and two vessel loading lines that provide significant flexibility in cargo movement, aimed at avoiding delays to trucks, vessels and barge convoys. With nine silos (some with internal separations) available for storage, our facility provides customers storage for their commodities separate from those of other customers and allows customers to preserve the identity of those commodities.

The commodities most frequently handled at our Iron Ore Terminal include iron ore and manganese. Our Iron Ore Terminal has specially designed storage facilities and conveying systems that provide significant flexibility in cargo movements aimed at avoiding delays to vessels and barge convoys. On shore, the facilities comprise an area of approximately 20 acres with two stockpiles for mineral. Built to specifications for the Vale Port Contract, our Iron Ore Terminal commenced operations in 2017 and is primarily, although not exclusively, used to service the Vale Port Contract.

The Vale Port Contract, signed during the fourth quarter of 2013, is a take-or-pay services contract providing for contracted cash flows through 4.0 Mtpa of minimum guaranteed cargo quantity (the “Minimum Guaranteed Quantity”) through July 2037 and subject to extension in accordance with its terms. If Vale wholly or partly fails to transship and pay the fees on the Minimum Guaranteed Quantity, it will pay us liquidated damages equal to a multiple, calculated twice annually, of the accrued shortfall in metric tons. The Vale Port Contract is U.S. dollar denominated, thereby limiting currency risk, and has built-in pricing protection through annual price adjustments. At the Minimum Guaranteed Quantity, we estimate that the Vale Port Contract contributes approximately $42.0 million annualized EBITDA as of the date of this prospectus and is expected to generate approximately $79.0 million in annualized EBITDA by 2037, equating to approximately $1.0 billion in aggregate EBITDA over the remainder of its term. Each of the foregoing EBITDA estimates is based on the current agreed tariffs, contracted tariff escalations and adjustments based on projections for the U.S. Consumer Price Index, Uruguayan labor inflation and Uruguay peso-U.S. dollar exchange rates and a bottom-up, annualized analysis of operating costs inflated across the full contract term according to the U.S. Consumer Price Index or local labor inflation index projections and is only an estimate; there can be no assurance that these estimates will be achieved. See “Risk Factors—Risks Relating to Our Industry and Our Business—Actual Earnings generated under the Vale Port Contract may not be consistent with our estimates.” In addition, the terms of the Vale Port Contract also provide Vale with the ability to transship up to 5.0 Mtpa and a right of first refusal for use of the Iron Ore Terminal for quantities in excess of five Mt and up to six Mt within any contract year.

We believe our Liquid Port Terminal, with tank storage for refined petroleum products, oil and gas, is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. The Liquid Port Terminal facility serves local and international operators from Paraguay and Bolivia supplying products that support growing regional demand for energy. Because Paraguay is not an oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. The strategic location of the terminal at the center of the Hidrovia Waterway has comparative advantages for the provision of services to both southern and northern regions.

In addition to our three existing Port Terminals, we are currently developing a multipurpose upriver port terminal in Port Murtinho in the State of Mato Grosso do Sul, in the center-west region of Brazil, for exports of agricultural commodities and imports of fertilizers and fuel products. We recently signed a non-binding letter of intent with Xiamen C&D Commodities Limited (“CND”) for long-term storage and transshipment contracts for the upriver Murtinho port terminal, which is currently under development, and the Nueva Palmira Grain Terminal in Uruguay for a minimum of 300,000 tons annual volume. Furthermore, we have plans to develop new terminal facilities for refined petroleum products in the Nueva Palmira Free Zone in Uruguay for the importation of fuel products into Uruguay and transshipment of fuel products for exportation to other countries through the Hidrovia Waterway. We are still in the early stages of development, and there can be no assurance that these new terminal facilities will be constructed. See “Risk Factors—Risks Relating to Our Industry and Our Business.”

We complement our Port Terminal Business with a diverse fleet of 337 barges and pushboats in our Barge Business along with eight vessels, including six tankers, one bunker vessel and one river and estuary tanker vessel which operate in our Cabotage Business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG). In the third quarter of 2020, we signed a binding letter of intent with third parties for the acquisition of three pushboats and 18 tank barges (the “2020 Fleet”), operating in the Hidrovia Waterway, for a purchase price of $30 million. The transaction includes a contract of affreightment for the transportation of a minimum of 1,250,000 cubic meters of fuel during a period of up to five years (the “2020 Fleet CoA”). The acquisition will be funded with $15 million equity to be paid at closing and sellers’ financing of $15 million. In the fourth quarter of 2020, we signed the definitive acquisition documents and we expect the closing of the transaction in the first quarter of 2021.

According to IHS Markit, we operate the second largest barge fleet in the Hidrovia Region in terms of number of barges and pushboats. According to Drewry, we operate the third largest cabotage fleet in Argentina in terms of capacity, and our cabotage fleet (vessels less than 29,999 DWT) is one of the youngest in the Argentine market. The average age of the tankers in our market is 12.5 years, with 15% of the tanker vessels having an age of 20 years or older. By comparison, our tanker fleet has an average age of 8.4 years.

Source: IHS Markit

(1)

Comparison excludes three Navios Logistics LPG barges, the recently delivered five tank barges and the one remaining tank barge to be delivered in the first quarter of 2021 and the acquisition of three push boats and 18 tank barges that is expected to close in the first quarter of 2021. Data derived from relevant company websites, interviews, IHS Markit estimate, and other sources; real capacity includes barges that are in condition to be used in service.

As one of the largest providers of infrastructure, logistics and marine transportation services in the Hidrovia Region, we benefit from significant economies of scale and increased negotiating power. As a fully integrated operator with in-house technical and commercial management of our fleet, we are able to control costs and increase savings across our vertically integrated business lines and the diversity of our fleet allows us to optimize operations. For example, we use some of our pushboats as part of convoys which are mixed to include both liquid and dry barges. Since most liquid products are transported upriver and most dry products are transported downriver in the region, the use of these mixed convoys allows us to use our pushboats efficiently and limit the incurrence of additional costs related to the repositioning of our barges along the Hidrovia Waterway.

Source: Drewry

Our cabotage operations serve oil majors and major trading companies in the region to transport petroleum products from the refineries to various coastal destinations. The Argentine cabotage market is restricted to established local operators with either Argentine flagged vessels or foreign flagged vessels with one-to-three year licenses, which are granted only to companies with a minimum Argentine tonnage. In the Uruguay cabotage market, in the first quarter of 2020, we commenced operations of our petroleum transport business with a Uruguayan double-hulled product tanker vessel. In addition, we have the competitive advantage of being able to operate in the Brazilian cabotage market through our ownership of a Brazilian pushboat operator, Hidronave S.A., since Brazilian law provides a preference for the utilization of Brazilian-flagged vessels operated by Brazilian shipping companies in its cabotage market. During 2019, our cabotage fleet transported approximately 1.5 million cubic meters of liquids (compared to 1.3 million cubic meters in 2018).

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat Fleet	27	95,920 BHP	Various Sizes and Horsepower
Dry Barges	268	474,050 DWT	Dry Cargo
Tank Barges	39	138,592 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	337

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
He Man H	2012	1,693	Double-hulled Bunker Vessel
Elena H	2018	4,999	Double-hulled Product Tanker

Total		87,916

Market Opportunity

We believe that the following factors create opportunities for us to successfully grow our business:

Source: Drewry

Imbalance of Water and Population Distribution Drives Agricultural Demand from South America. We believe exporting agricultural products provides a valuable solution to global water scarcity challenges. Agriculture is the largest economic sector in terms of water use. Although water is the most widely occurring substance on earth, only 2.53% is fresh water while the remainder is salt water. Two thirds of this fresh water is locked up in glaciers and permanent snow cover. The available fresh water is distributed regionally, with huge differences in availability in different parts of the world and wide variations in seasonal and annual precipitation in many places. Overall, South America is the richest region in terms of available fresh water resources per capita. Plentiful water resources are available in the Hidrovia Region and can be utilized economically to produce agricultural products for export. Farming in many importing countries would require use of scarce water resources better utilized for other activities. As one of the richest regions in terms of available fresh water resources per capita, South America is a major exporter of “virtual water” products (those products that require significant water for production). In contrast, Asia, with about 60% of the world population, has a high food demand and is one of the largest importers of virtual water products in the world. The increasing virtual water trade to developing countries is expected to drive agricultural growth and export from South America. Fertile land assures food security while waterways allow transport of goods to regional and international markets.

In addition, global growth in wealth and urbanization has resulted in greater consumption of meat and convenience foods, raising demand for soybeans as animal feed and as soybean oil (the second most widely used vegetable oil after palm oil). Soybeans are vital to the production of livestock feed, industrial oils, infant formula, soaps, solvents, clothing and other household materials. A convenient waterway system, coupled with a good inland distribution network, serves as a catalyst for agriculture supply and export of agricultural products from the Hidrovia Region to high-growth water deficit regions such as Asia.

Fresh Water Supply vs Population

Region	% of global fresh water supply	% of global population
North & Central America	15	8
South America	26	6
Europe	8	13
Africa	11	13
Asia	36	60
Australia & Oceania	5.0	<1

Source: Drewry, United Nations Educational, Scientific and Cultural Organization / The International Hydrological Programme

Growing Production and Exports of Grain Commodities: The Hidrovia Region is the agricultural heartland of South America. The countries along the Hidrovia Waterway accounted for approximately 52% (or 189 Mt) of world soybean production in 2018. According to Drewry, soybean production in the region has grown from 2000 to 2019 by a compounded annual growth rate, or CAGR of 5.8%, including 5.8% for Paraguay and 11.6% for Uruguay compared to the global CAGR of 3.6%. Moreover, the Hidrovia Region continues to have large amounts of unused arable land available for soybeans and other crops, which is expected to fuel further production growth.

Hidrovia Region Soybean Production

Source: United States Department of Agriculture

Production of corn (maize), wheat and other grains (primarily barley and sorghum) in countries along the Hidrovia Waterway have also grown during the period. For example, Argentine exports of grains have risen from 41.6 Mt in 2010 to 81.7 Mt in 2018. During this same period, Brazilian exports of grains increased from 11.6 Mt to 39.0 Mt. Overall, exports of wheat, corn and coarse grains from countries along the Hidrovia Waterway have grown at a CAGR of 15.5%, from 40.8 Mt in 2000 to 125.9 Mt in 2018. This expansion has increased the Hidrovia Region’s market share in these commodities from 14.5% in the 2000 crop year to 24.6% in the 2018 crop year.

Although not all grain commodities produced in the Hidrovia Region are shipped for export through the Hidrovia Waterway, we believe that the increased grain production in the region is expected to increase the amount of grains transported via the Hidrovia Waterway over time. For example, Argentine and Paraguayan exports of coarse grains, soybean and soymeal increased from 61.2 Mt in 2000 to 132.1 Mt in 2018, equivalent to a CAGR of 4.4%. Portions of soybean production in Bolivia, Paraguay and southern Brazil for export must be transshipped by barge to deep-water ports. IHS Markit estimates that soybeans, soybean meal, corn, wheat and milled rice from Paraguay, Bolivia and Brazil and transported on barges through the Hidrovia Waterway will grow at a CAGR of 4.8% and 3.9% through 2030/31E and 2040/41E, respectively. In addition, significant portions of Argentine and Uruguayan production is transported over land to ports on the Hidrovia Waterway for export on oceangoing ships.

Source: IHS Markit

Exports of High Quality Mineral Commodities: In addition to grain commodities, the Hidrovia Region is a source of exceptional quality minerals, including iron ore, manganese and pig iron. The three iron ore mines and the manganese mine in the Corumbá /Urucum region of Brazil and one project across the Bolivian border are relevant to Hidrovia Region fluvial trade in general and the Iron Ore Terminal in particular. The three iron ore mines include (1) the Santa Cruz mine, (2) the Urucum mine (both of which belong to Vale) and (3) the Corumbá Lais mine currently operated by Vetorial (previously owned by MMX). The El Mutún project across the Bolivian border also shows potential, with estimated total potential resources of approximately 40 billion tons of iron ore, but has not yet been developed. Further, the MPP mine located in Corumbá offers the potential for new business opportunities for the export of high-grade iron ore and manganese, and we have already seen an increase in requests for proposals for our services in the region. Production of mineral commodities in this region is transported via barges through the Hidrovia Waterway.

Iron ore production in Corumbá and El Mutún

Source: Wood Mackenzie

According to Wood Mackenzie, the Corumbá mines are all of above average quality in terms of iron grade and trace elements. All are at or above the average iron content for Brazilian mines, and notably higher quality when compared to the Australian mine average. They also feature low concentrations of undesired elements, such as silicone dioxide, aluminum oxide, and phosphorus. Price premiums for this higher grade, higher quality iron ore have been increasing, primarily driven by Chinese environmental policy, rising demand for high quality ore used in electric-arc furnace steelmaking and the higher cost of energy and other inputs required for smelting lower-grade and lower-quality iron ores. Because of the high grade and high quality, iron ore from these mines receives a substantial price premium on the global seaborne iron ore market.

Iron ore price outlook and premium for Corumbá lump ore

Source: Wood Mackenzie

In addition, our Iron Ore Terminal is strategically located and features a unique infrastructure that is essential to get the Corumbá mines’ production to regional and global markets at economically attractive prices. According to Wood Mackenzie, the terminal compares favorably on a cost basis against competing export infrastructure, saving Vale 32% in direct port costs and 20% in indirect shipping freight compared to the next most favorable port of San Nicolás located in Argentina. Wood Mackenzie estimates that given the strong global seaborne iron ore pricing and Corumbá’s high quality premium, Vale Corumbá exhibits a very favorable netback using the Iron Ore Terminal. Nueva Palmira offers Vale a strong value proposition aligned with its strategic and operational needs.

On a real 2020 dollar basis, Wood Mackenzie’s analysis indicates a sustainable positive netback for Vale going forward which is expected to drive Vale’s incentive for increased extraction from their Corumbá mines.

Vale Corumbá (MCR) 2020 Netback (Margin) (US$/ton, real 2020$)

Source: Wood Mackenzie

Production from the Corumbá mines increased from 1.3 Mt in 2000 to a combined 8.2 Mt in 2012, representing a CAGR of 16.6%. During the five years ended December 31, 2018, aggregate production in Corumbá mines declined, in large part due to cyclical factors affecting global commodities and less supportive pricing. More recently, a confluence of factors are expected to increase iron ore production in the Corumbá region moving forward. The 2017 opening of our Iron Ore Terminal has fundamentally improved the economics of mining Corumbá iron ore given the lower logistics costs via our Iron Ore Terminal and the ability to stockpile large quantities of iron ore at the port. Production interruptions in several of Vale’s mines—including Samarco and Brumadinho—are expected to result in volumes shifting to Corumbá as Vale seeks to meet contractual obligations which include take-or-pay commitments with us for port transshipments through Nueva Palmira and take-or-pay commitments for barge transportation with multiple shipping companies. In addition, Vetorial, a Brazilian company, has recently reopened the Lais mine previously owned by MMX. As evidence of these drivers, Vale’s Corumbá iron ore and manganese production increased 43% and 309% year-over-year in the second quarter of 2020, respectively. Wood Mackenzie expects Vale to be able to ramp up iron ore production to 4.0 Mtpa and manganese production to 0.7 Mtpa by 2023, for a total production of 4.7 Mtpa by 2023 with limited capital outlays. Including a recovery of Santa Cruz shipments to 4 Mtpa of iron ore, 0.7 Mtpa of manganese ore and full shipment of Vetorial volumes from Corumbá (Lais) (1.3 Mtpa lump or fines and 0.3 Mtpa of MPI re-exports), Wood Mackenzie expects potential production volumes of 6.3 Mtpa by 2023, with upside potential for additional production volumes from MPP Corumbá, Santa Cruz, Vetorial, Urucum and El Mutun, starting from 2021 and increasing to 9.2 Mtpa by 2025, for a total Corumbá production of 15.5 Mtpa.

Corumbá Mine Base Case and Upside Scenario Production.

Source: Wood Mackenzie

Steadily Increasing Oil Demand in Hidrovia Region. Waterborne transportation via the Hidrovia Waterway and coastal tanker trade form a key part of the region’s oil supply system. The Hidrovia Waterway and barge transportation are especially critical for Paraguay and Bolivia’s oil products imports as 99% and 30% of the imports use the Hidrovia liquid barge system, respectively.

Furthermore, approximately 70% of Argentina’s refinery capacity is located in the River Plate estuary. Petroleum product distribution systems within Argentina rely on transport from the refineries to various coastal destinations such as Bahia Blanca and southern Argentina. Much of northern Argentina’s petroleum products reach consumers via the Hidrovia Waterway. Since Paraguay does not produce any crude oil and only has one small refinery, it relies on the Hidrovia Waterway for imports of crude oil and petroleum products.

Paraguay petroleum imports forecast, 2019—2040

	2019	2020	2030	2040
Oil Product Imports (Mtpa)	3,150	3,262	4,271	4,690
Oil Product Consumption (Mtpa)	3,578	3,735	5,043	5,613
Implied Petroleum Imports as % Oil Consumption	88%	87%	85%	84%

Source: IHS Markit

Oil demand in Argentina, Paraguay, Bolivia, Uruguay and Brazil increased steadily at a CAGR of 2.4% between 2000 and 2018. Liquid barge volumes driven by Paraguayan and Bolivian oil trade flows are expected to grow at a 2.2% CAGR through 2040/41E, according to IHS Markit.

Source: IHS Markit

Mega-Project Development in Hidrovia Region. Newly announced mega-projects, such as ECB Group’s Biofuel export plant and Paracel’s pulp mill in Paraguay, will create additional demand for river transportation and port transshipment services. The ECB Group’s Biofuel plant is expected to have the capacity to produce 20,000 barrels per day of renewable diesel and jet fuel for export to Europe and North America. This opportunity has the potential to create approximately 1.2 million cubic meters per annum of new liquid cargoes for ports and barges. The Paracel S.A. (“Paracel”) pulp mill, located on the Paraguay River, is expected to have a capacity of 1.5 Mtpa of pulp, creating approximately 1.5 Mtpa of new bulk cargoes for ports and barges. Waterborne transportation on the Paraguay River could create an optimal logistics solution for products and services to and from the plant site. Our strategically located Port Terminals and logistical expertise are ideally suited to meet the needs created by such new development.

Reliance on Waterborne Transportation in the Hidrovia Region. The Hidrovia Waterway is a vital transportation link in South America given the limited highway and rail alternatives and is critical to facilitating access to the Atlantic Ocean and the global export market. The Hidrovia Waterway passes through five countries (Argentina, Bolivia, Brazil, Paraguay and Uruguay), and encompasses over 4,500 kilometers, comparable to the length of the Mississippi River system in the United States. There is dredging work underway to increase the water depth in certain portions of the river to allow for better barge access to the Hidrovia Region. The dredging work is expected to allow for an increase of laden ship and barge traffic in both high and low water seasons.

A comparison of the Mississippi River system and the Hidrovia Waterway illustrates potential for future development of the latter. The Hidrovia Waterway carried about 27,555 tons per kilometer (124.3 Mt) while Mississippi carried about 164,552 tons per kilometer (614.2 Mt) in 2017. The Hidrovia Region is at an early phase of its development with a corresponding nascent level of activity, while the Mississippi River system serves a more economically developed region, and has been used intensively for a much longer period, and has correspondingly much higher level of activities. While development for different countries follows different paths, comparison of carriage rates of the respective waterways shows that there is potential for further development of the Hidrovia Waterway for cargo generation and transport. In terms of barge size, the Mississippi River typically sees 1,500 ton barges whereas the Hidrovia Waterway typically sees jumbo barges of about 2,600 tons.

Efficient and Sustainable Means of Transportation. River barges are an efficient, greener and cost-effective mode of transportation compared to other modes of transportation such as railroads and trucks. According to a study by the Andean Development Corporation (CAF), in terms of carrying capacity, a single barge can transport 1,600 tons of cargo, which would otherwise require 40 rail cars or 80 trucks. A convoy of barges in the Hidrovia Region can transport 40,000 tons, which would otherwise require 1,000 rail cars or 2,000 trucks. Transportation by waterway is also superior, in terms of energy efficiency, where one ton of cargo per liter of diesel can travel 251 kilometers by barge, as opposed to 101 kilometers by rail, and 29 kilometers by truck. This means that for each metric ton of load transported 1,000 kilometers, a barge consumes about 3.74 liters of diesel, while each metric ton of load transported 1,000 kilometers by rail or truck would consume 8.26 liters and 32.25 liters of diesel, respectively. Therefore, when compared to inland barges, trains and trucks produce significantly greater quantities of certain air pollutants.

Competitive Strengths

We believe that the following strengths allow us to maintain a competitive advantage within the markets we serve:

Leading Integrated Infrastructure and Logistics Company in the Hidrovia Region Serving Growing End Markets. We believe that we own and operate the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs, our Dry Port Terminals, and one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity, our Liquid Port Terminal. We believe we also are one of the largest owners and operators of a diverse and versatile fleet of dry and wet barges, pushboats and oil tankers in the Hidrovia Region. Our port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. We have been able to combine our ports, barges, pushboats and tankers to offer an integrated logistics solution to our customers. We have customers that use both our dry port and dry barge services such as Vale, Alicorp and other customers that use our liquid port, liquid barge and cabotage services such as Vitol S.A. (“Vitol”). We believe that the scale and breadth of our integrated service offerings, together with the strategic location and unique capabilities of our infrastructure assets position us well to capitalize on the continued growth expected in iron ore, grain and liquid trade flows within the Hidrovia Region (see “—Market Opportunity”).

Strategically Located Infrastructure and Unique Operating Capabilities Make Our Solution Difficult to Replicate. Our Dry Port Terminals have served the growing grain and iron ore exports of countries in the Hidrovia Region since 1955 and are strategically located at the confluence of the Parana and Uruguay Rivers, which allows us to efficiently serve our customers’ export needs by providing easy access to the Atlantic Ocean. We operate our Dry Port Terminals under a long-term concession agreement within Uruguay, a stable, investment grade-rated country. Our current license to operate in the Nueva Palmira Free Zone, which we have renewed and extended numerous times in the past, expires in 2046, with an option to extend the concession until 2066 at our discretion. As enterprises operating in the Nueva Palmira Free Zone, the Dry Port Terminals are

exempt from all Uruguayan taxes, and are subject only to limited operational restrictions. We believe most of the remaining waterfront land in the Nueva Palmira Free Zone is already subject to user agreements.

Furthermore, the Iron Ore Terminal has specially-designed storage facilities and belt conveying systems that provide significant flexibility and prevent delays to vessels and barge convoys. Our Grain Terminal is the largest independent transshipment facility in Uruguay based on throughput, and the principal port for Uruguayan agricultural exports. The Grain Terminal also offers Identity Preservation, which contributes to high customer contract renewal rates, with a typical contract duration of one to six years. Our Liquid Port Terminal and storage facility in Paraguay serves the needs of our customers in Paraguay, a country with no crude production and limited refining capacity.

We believe that our location and unique capabilities that are difficult to replicate, as well as the costly and time-consuming barriers to entering the port terminal markets in which we operate, offer us an advantage over our competitors in the region and limit their ability to take advantage of the favorable tax benefits and operational conditions from which we benefit.

The Iron Ore Terminal Facility Is a Critical Link in the Corumbá Iron Ore Supply Chain. Our Iron Ore Terminal is a high-quality asset with what we believe are best-in-class components. The Iron Ore Terminal was built for the purpose of handling iron ore and manganese ore to the specifications of the Vale Port Contract. The Iron Ore Terminal has specially-designed storage facilities and conveying systems that provide significant flexibility in cargo movements in order to prevent delays to vessels and barge convoys. According to Wood Mackenzie, the Iron Ore Terminal allows total logistics cost savings of up to $9 per ton of iron ore, comprised of $5 per ton savings in transshipment costs and $4 per ton savings resulting from the utilization of larger vessels. These per-ton savings translate into 32% in cost savings on terminal-related costs and a 20% cost savings in indirect shipping freight compared to transshipment terminals used by Vale in Argentina prior to our partnership under the Vale Port Contract. Our Iron Ore Terminal reduces the cost of Vale’s Corumbá region iron ore, rendering it more cost-competitive globally. Our unique offerings have attracted additional customers, such as Vetorial and Cargill International Trading Pte Ltd (“Cargill Trading”), which have begun to fill our excess capacity beyond the Vale Port Contract. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.”

We Benefit from Significant Contracted Cash Flows Underpinned by Our Long-Term Take-or-Pay Contract with Built-in Upside. The Vale Port Contract serviced through our Iron Ore Terminal is a take-or-pay services contract for four Mt per year providing for contracted cash flows through July 2037. This contract is U.S. dollar denominated and has built-in tariff escalators that grow with inflation. At the Minimum Guaranteed Quantity, we estimate that the Vale Port Contract contributes approximately $42 million of our annualized EBITDA as of the date of this prospectus and is expected to generate approximately $79 million in annualized EBITDA by 2037, equating to $1.0 billion in aggregate EBITDA over the remainder of its term. Each of the foregoing EBITDA estimates is based on the current agreed tariffs, contracted tariff escalations and adjustments based on projections for the U.S. Consumer Price Index, Uruguayan labor inflation and Uruguay peso-U.S. dollar exchange rates and a bottom-up, annualized analysis of operating costs inflated across the full contract term by reference to the U.S. Consumer Price Index or local labor inflation index projections. See “Risk Factors—Risks Relating to Our Industry and Our Business—Actual Earnings generated under the Vale Port Contract may not be consistent with our estimates.” In addition, the terms of the Vale Port Contract provide Vale with the ability to transship up to five Mt per year and a right of first refusal for use of the Iron Ore Terminal for quantities in excess of five Mt and up to six Mt within any contract year.

Significant Upside Potential at Our Port Terminal Facilities. Our Grain Terminal is the largest independent grain terminal in Uruguay, based on throughput, with eight Mt per annum of annual throughput capacity. During 2019, 3.6 Mtpa of throughput were exported through our terminal, leaving approximately 4.4

Mtpa of incremental capacity. We believe our current excess capacity, together with our unique grain terminal capabilities, positions us to gain market share as demand for our services increases. Our Iron Ore Terminal is the only dedicated mineral transshipment terminal in the Hidrovia and represents strategically important and unique infrastructure in the region. The Iron Ore Terminal also has significant potential for further utilization, with ten Mt per annum of available throughput capacity. Four Mt represent the Minimum Guaranteed Quantity of the Vale Port Contract, and a further two Mt are exercisable at Vale’s option. Due to the recent increase in exports from Corumbá mines, as well as inquiries for transshipment services for iron ore from Bolivia, we believe that we have a robust pipeline of opportunities and have begun to fill our excess capacity. For example, Vetorial has recently agreed to a transshipment contract with us for 1.5 Mtpa.

Our existing excess capacity allows us to grow and gain market share with minimal incremental investment. In addition, the capacity of both the Grain Terminal and the Iron Ore Terminal can be further expanded if there is excess demand, as we have 144 acres of undeveloped land within or near Nueva Palmira Free Zone.

Long-Term Customer Relationships, with High-Quality Customers and Favorable Contract Terms. We have a long history of operating in the Hidrovia Region of South America. We have consistent contract renewals and long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture and oil companies and their affiliates such as Archer Daniels Midland Company (“ADM”), Cargill International S.A. (“Cargill”), Louis Dreyfus Holding B.V. (“Louis Dreyfus”), Petropar SA (“Petropar”) (the national oil company of Paraguay), YPF S.A. (“YPF”), Trafigura Group Pte Ltd (“Trafigura”), Vale, and Vitol. These long-term customer relationships arise from our reputation for reliability and high-quality service. In our Grain Terminal in Uruguay, we have been serving three of our key customers, ADM, Cargill and Louis Dreyfus, for 22 years on average. In our Liquid Port Terminal, liquid barge transportation and Cabotage Business, we have long-term relationships with our global petroleum customers of more than 18 years on average. In our Barge Business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts for storing and transshipping iron ore and other commodities since then.

In addition, almost all of our contracts are U.S. dollar denominated and most of our Dry Port Terminals’ contracts include minimum volume guarantees and built-in tariff escalators. This reduces our currency, volume and pricing risks, which enables us to have strong cash-flow visibility.

Highly Focused on Sustainability, Safety and Serving All of Our Stakeholders. The business and operational decisions we make each day at our Port Terminal Facilities and aboard our vessels are guided by our focus on serving all of our stakeholders, including attention to the health and safety of our crew, our vessels and the environment. We believe that waterway transportation is more environmentally friendly than any alternative modes of transportation, such as by truck or rail, in addition to being one of the most fuel-efficient, and we are committed to maintaining a low carbon footprint throughout our operations. Our modern and clean infrastructure includes water treatment facilities and dust suppression systems to bolster environmental protection in the management of minerals, and our Liquid Port Terminal operates in compliance with the highest standards of our major oil customers. We are proud to have conducted our operations to date without any environmental incidents of significance within our Port Terminal Facilities.

Our technical ship management services are provided in accordance with the highest standard in the industry established by class societies, the IMO and the OCIMF and we have been vetted by the oil majors. The quality of our fleet, as well as the expertise of our fleet managers, crews and engineering resources, helps us maintain safe, reliable and consistent performance. We maintain well documented and internationally certified safety and quality management systems, perform periodic audits and conduct training, each of which affects all areas of our activities, including operations, maintenance and crewing.

We further maintain a tradition of strong corporate citizenship in the communities in which we operate, which includes, for example, our scholarship program for maritime studies and our commitment to supporting local schools, hospitals, social organizations and other not-for-profit organizations in the communities in which we operate. We also emphasize upholding strong corporate governance throughout our organization.

Established History and Experienced Management Team. We have operated in the Hidrovia Region for more than 50 years and have an experienced management team, led by our Chief Executive Officer Claudio Pablo Lopez. Mr. Lopez and his family members have collectively been involved in the logistics industry in the region since 1976. Our directors and senior executive officers have, on average over 20 years of experience in the logistics and transportation industries. Our management team has significant expertise in various lines of businesses and has been instrumental in developing and maintaining our certified safety, quality management systems and executing our growth plan. Our management has driven significant growth in revenues.

Business Strategy

Our business strategy is to continue to operate as a diversified infrastructure, logistics and port terminals company while maximizing our growth and profitability and limiting our exposure to the cyclical nature of individual sectors of the logistics industry. We intend to leverage our expertise and strong customer relationships to increase volume, efficiency and market share in a targeted manner. We will continue to build upon our reputation in the logistics and port terminals industry by pursuing the following strategies:

Capitalize on Attractive Fundamentals in Our Businesses. As an operator of some of the largest, most modern and strategically located port facilities, together with one of the largest fleets of barges and product tankers in the Hidrovia Region, we believe we are well positioned to capitalize on the attractive fundamentals for storage and marine transportation services in the region. Our ability to combine our Port Terminals in Uruguay and Paraguay with our versatile fleet of barges, pushboats and tankers to offer integrated, end-to-end logistics solutions for both our dry and liquid customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia Region has allowed us to differentiate our business and offer superior services compared to our competitors. There currently exists a shortage of adequate rail and highway infrastructure in South America to meet the growing demand for exports, and the Hidrovia Waterway and coastal trade represent some of the more cost-efficient methods of transportation in the region. The Hidrovia Waterway is one of the largest navigable river systems in the world, comparable in length to the Mississippi River system in the United States, but carries only 20% of the cargo carried on the Mississippi River system, indicating potential for further development. We plan to use our position in the Hidrovia Region to grow our businesses to take advantage of this opportunity. If such growth in the Hidrovia Region economies does not materialize, it could materially impact our business. See “Risk Factors—Risks Relating to Our Industry and Our Business—The recent global outbreak of novel coronavirus disease (COVID-19) could potentially disrupt charter rates, vessel values and could have an adverse impact on our business, financial condition, results of operations or prospects.”

Leverage Our Track-Record of Successful Development for Further Expansion We regularly review opportunities to invest in new port facilities and other infrastructure and increase the size and capacity of our barge and cabotage fleets. For example, we have expanded the storage and transshipment capacity of our Grain Terminal, we have also successfully developed our new Iron Ore Terminal for minerals in Nueva Palmira to service the Vale Port Contract, and we are in the process of expanding our Liquid Port Terminal. In 2019, we ordered the construction of six liquid barges, five of which were delivered in the fourth quarter of 2020 and the remaining during the first quarter of 2021. The total consideration for the six liquid barges is $17.1 million and they have been contracted under a five year time charter contract, which is expected to generate approximately $5 million of run-rate EBITDA per annum. In the third quarter of 2020, we signed a binding letter of intent with third parties for the acquisition of the 2020 Fleet, consisting of three push boats and 18 tank barges, operating in the Hidrovia Waterway, for a purchase price of $30 million. The transaction includes the 2020 Fleet CoA, for the transportation of a minimum of 1,250,000 cubic meters of fuel during a period of up to five years. We expect to generate approximately $8 million of annual EBITDA from the 2020 Fleet and the 2020 Fleet CoA assuming operating expenses approximating current operating costs of its own vessels. The acquisition will be funded with $15 million equity to be paid at closing and sellers’ financing of $15 million, bearing interest at a fixed rate of 5% per annum, payable in three equal annual installments. In the fourth quarter of 2020, we signed the definitive acquisition agreements and we expect closing of the transaction in the first quarter of 2021.

In addition to these previous investments, we are currently developing a multipurpose upriver port terminal in Port Murtinho in the state of Mato Grosso do Sul, in the center-west region of Brazil, for exports of agricultural commodities and imports of fertilizers and fuel products. We believe that this is an attractive investment opportunity because of the strong growth expected in the Mato Grosso du Sul area. According to IHS Markit, grain exports from Mato Grosso do Sul through the Hidrovia Region are expected to grow from 0.7 Mtpa in 2019/20E to 4.9 Mtpa in 2040/41, representing a CAGR of 10.1%. Since 2018, we have purchased approximately 6.9 hectares of undeveloped, river-front land located in Port Murtinho in which the new terminal is expected to be constructed, and are in the process of acquiring 2.3 additional hectares. The new terminal is expected to service the needs of our clients for exports of soybeans, grains, sugar and other agricultural commodities and imports of fertilizers and fuel products. We have developed a master plan for the new terminal and concluded the licensing process for construction. In September 2020, we signed a non-binding letter of intent with CND for long-term storage and transshipment contracts for the upriver Murtinho Multipurpose Port Terminal in Brazil, which is currently under development, and the Nueva Palmira Grain Port Terminal in Uruguay for a minimum of 300,000 tons annual volume. CND is part of the group of C&D Inc., a rapidly growing agricultural and industrial conglomerate listed on the Shanghai stock exchange that imports about eight Mt of soybeans into China annually. CND intends to source soybeans originating in the State of Mato Grosso do Sul, Brazil, and export them through the Hidrovia Waterway utilizing the Company’s upriver export terminal in Port Murtinho and downriver transshipment terminal in Uruguay. As of the date of this prospectus, we expect to complete construction of the new terminal in 2022. The new terminal is still in the early stages of development, and there can be no assurance that it will be constructed.

We also have 144 acres available to be developed inside or near the Nueva Palmira Free Zone in Uruguay. In part of this available land, we plan to develop a new terminal for refined liquid products. The new liquid terminal will service the market for storage and import of fuel products in Uruguay, and the storage and transshipment of fuel products for export to other countries via the Hidrovia Waterway. The development of this terminal depends on a regulatory change that would open up the market for import of fuel products in Uruguay, which is currently a state monopoly, to the private sector. In 2020, the Uruguayan government commenced the discussion for this regulatory change, but the Uruguayan government has not approved any such change as of the date of this prospectus. There can be no assurance that this change in regulation will materialize, or that new liquid terminal in Nueva Palmira will be constructed. See “Risk Factors—Risks Relating to Our Industry and Our Business—Our failure to receive required approvals for or timely complete construction and commence full operation or secure satisfactory commercial contracts of our planned Port Murtinho and Nueva Palmira Free Zone port terminal facilities could negatively affect our business operations, and we may experience difficulty managing our growth as we expand our business.”

Further, the Hidrovia Region barge industry is highly fragmented, and as such, there is strong industrial logic for industry consolidation. We may seek the opportunity to build scale and network density through future acquisitions; particularly should there be the opportunity to realize meaningful synergies. We may also enter into joint venture arrangements with third parties with respect to these businesses.

Continue to Capitalize on Long-Term Contracts and Optimize Our Chartering Strategy. Our business has grown with support from our long-term contracts, and we believe we are well positioned to capitalize on continued opportunities to secure contracted cash flow. Our Dry Port Terminals have provided our business with stability through longstanding contracts containing minimum volume guarantees and consistent contract renewals with high quality counterparties in diverse end markets. Our Barge Business consists of convoys chartered under time charter contracts or CoAs and our Cabotage Business consists of tankers chartered typically on one- to three-year time charter contracts. We continually monitor developments in the logistics industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions, in order to implement our overall business strategy. Some of our charters provide fixed pricing, minimum volume requirements and fuel price adjustment formulas. On other occasions, we enter into CoAs, which allow us flexibility in transporting a certain cargo to its destination. Furthermore, we intend to develop relationships with new customers as we grow our capacity.

Continue to Generate Operating Efficiencies and Capitalize on Our Operational Excellence. We have identified opportunities and are implementing plans to further increase overall efficiency and profitability. For example, our Iron Ore Terminal has state-of-the-art equipment, including two unloading cranes, a belt conveyor system, a stacker-reclaimer and a traveling shiploader with a capacity of 3,900 tons per hour (enabling a turnaround of less than two days for baby capsize vessels), and can handle cargo without the need for trucks or payloaders. We also continue to focus on optimizing our barge and tug scheduling, maximizing loads and convoy size and minimizing empty return voyages. We have developed a reputation for having quality operations in the storage, fluvial and marine transportation industries. We have implemented a quality improvement process to identify customer requirements and maintain processes designed to meet those requirements. We seek to involve the entire workforce to continually improve these processes on an ongoing basis. Our emphasis on quality allows us to provide customer service at a competitive price. Our reputation enhances our ability to successfully secure valuable contracts and has allowed us to build strong relationships with our customers. We further benefit from our relationship with Navios Holdings, a global seaborne shipping and logistics company with a 60-year history of investing and operating in the maritime industry operational expertise. We have been able to leverage their global network of commercial and financing relationships in the industry.

Our Challenges

We have risks and uncertainties in realizing our business objectives and executing our strategies, including risks and uncertainties relating to:

•	the spread of the COVID-19 outbreak and severe disruptions in the U.S. and global economy and financial markets it has caused;

•	actual earnings generated under the Vale Port Contract, which makes up a significant portion of our revenue, may not be consistent with our estimates;

•	failure to complete construction and commence full operation or secure satisfactory commercial contracts of our new port terminal facilities;

•	the volatility of international transportation industry and industry specific operating risks;

•	certain operating risks, including vessel breakdowns or accidents, that could result in a loss of revenue from the affected vessels;

•	our port terminals are subject to certain operating risks that could affect the performance of our contractual commitments and may be unable to meet increased customer demand;

•	our dependence on a few key customers for a large part of our revenues;

•	Vale’s payments representing a significant portion of our revenue;

•	delays, cancellations or non-completion of deliveries of purchased vessels, including second-hand and newbuilding vessels we purchase.

See “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” and “Risk Factors” and for a detailed discussion of these and other risks and uncertainties associated with our business and investing in our commons shares and BDRs.

Our History

We have a long history of operating in the Hidrovia Region of South America. We were established in January 2008 through the merger of Corporacion Navios Sociedad Anonima (“CNSA”), an entity founded by one of our predecessor companies in 1955, and Horamar Group (“Horamar”), founded by the Lopez family. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay, shifting its focus to grain transshipment in the 1980s. Horamar, formed in 1992, was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargo in South America along the Hidrovia Waterway. The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics businesses in the Hidrovia Region of South America.

Our Customers

We have a diverse customer base including global agricultural, mining and petroleum companies. Our customers include affiliates of ADM, Cargill, Louis Dreyfus, Petropar, Trafigura, Vale, Vitol and YPF.

Our Iron Ore Terminal was built to specification to service Vale’s needs under the Vale Port Contract through 2037, subject to extension. In our Grain Terminal in Uruguay, we have been serving three of our key customers, ADM, Cargill and Louis Dreyfus, for more than 22 years on average. In our Liquid Port Terminal, liquid barge transportation and Cabotage Business, we have long-term relationships with our global petroleum customers of more than 18 years on average (such as Axion Energy Paraguay S.A. (“Axion Energy”), YPF and Shell or their successors). In our dry barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then. We are committed to providing quality logistics services for our customers and further developing and maintaining our long-term relationships.

Corporate Information

Our legal and commercial name is Navios South American Logistics Inc. We have been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Our office and principal place of business is located at Aguada Park Free Zone, Paraguay 2141, Of. 1603 Montevideo, Uruguay and our telephone number is +(30) (210) 459-5000. Our website is http://www.navios-logistics.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. Trust Company of the Marshall Islands, Inc. serves as our agent for service of process, and our registered address, as well as the address of our agent for service of process, is Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Republic of the Marshall Islands MH96960. We maintain offices in Montevideo—Uruguay, Buenos Aires—Argentina, Asunción—Paraguay, and Corumbá—Brazil. We own Dry Port Terminals indirectly through our Uruguayan subsidiaries, CNSA and Corporación Navios Granos S.A. (“Granos”), and the Liquid Port Terminal through our Paraguayan subsidiary, Petrolera San Antonio S.A. All of our material subsidiaries are wholly owned.

Our Controlling Shareholder

Navios Holdings has been our controlling shareholder prior to this offering and is expected to be a material shareholder following the consummation of this offering. Navios Holdings was founded in 1954, as a subsidiary of United States Steel Corporation. Navios Holdings is a global seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. Navios Holdings’ common shares trade on the New York Stock Exchange under the symbol “NM.”

Selling Shareholders

Navios Corporation, which owns 63.8% of our common shares and Peers Business Inc. (“Peers”), a Panama corporation, which owns 36.2% of our common shares, are expected to sell            common shares in the global offering, including            in the form of            BDRs.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an emerging growth company (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2013 (the “JOBS Act”). For so long as we remain an EGC, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not EGCs. We may choose to take advantage of some, but not all, such available exemptions. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you may hold stock. Among such exemptions, we intend only to take advantage of the exemption from the requirement to comply with the auditor attestation requirements of Section 404.

We may take advantage of this exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an EGC if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

We are also a foreign private issuer and will take advantage of certain exemptions available to foreign private issuers. See “—Implications of Being a Foreign Private Issuer.”

Implications of Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and EGCs are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you may hold equity securities.

The Recent Global Outbreak of Novel Coronavirus Disease (COVID-19)

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus, COVID-19 a global pandemic. The COVID-19 pandemic and governmental responses to the pandemic have dramatically altered the global landscape and, in particular, have had since March 2020, and continue to have, a severe impact on global and economic conditions in the jurisdictions in which we operate.

Our business could be materially and adversely affected by the outbreak of COVID-19. The coronavirus or other epidemics or pandemics could potentially result in delayed deliveries of our vessels recently purchased, vessels under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, the operation of our port terminal facilities, global demand for commodities, as well as the price of regional freights and hires, our port tariffs, and otherwise disrupt the operations of our customers and suppliers.

Employee safety is one of our primary concerns, and we endeavor to take all necessary precautions to support safe working conditions, including the implementation of updated health and safety protocols, temperature checks for employees and increased time between shifts. Our ports, barges and cabotage fleets, as well as our offices, have remained operational during the COVID-19 outbreak. To date we have not experienced a material impact on our business, financial conditions or results of operations from COVID-19, however the ultimate impact on our business remains uncertain. For additional information, see “Risk Factors—Risks Relating to Our Industry and Our Business—The recent global outbreak of COVID-19 could potentially disrupt charter rates, vessel values and could have an adverse impact on our business, financial condition, results of operations or prospects.”

Distributions to Pre-Offering Holders

Immediately prior to the consummation of this offering, we intend to make certain distributions of value to the pre-offering holders of record of our common stock. In particular, we intend to (i) pay a $19.8 million cash dividend to Peers (the “Peers Dividend”) and (ii) cause Grimaud Ventures S.A. (“Grimaud”), our wholly-owned subsidiary, to forgive $35.0 million of the $70.0 million receivable, to be applied against the first two installments of the repayment schedule (the “Cancellation”) owed by Navios Holdings to Grimaud as of             pursuant to that certain Loan Agreement dated as of April 25, 2019 by and among Navios Holdings, as borrower, and Grimaud, as lender (as amended, the “Navios Holdings Loan Agreement”). Navios Holdings and Navios Corporation, the subsidiary of Navios Holdings that holds our common stock, will enter into an agreement with the Company agreeing to waive any right for Navios Corporation to receive a pro rata cash dividend in respect of our common stock in exchange for the Cancellation. The consummation of the Peers Dividend and the Cancellation will occur prior to the sale of common stock in this offering and will reduce the assets of the Company available to holders of our common stock (including persons who purchase common stock in this offering) by approximately $54.8 million. Investors in this offering will not be entitled to receive any payments, distributions or dividends in connection with the Peers Dividend or the Cancellation. The occurrence of the Peers Dividend and the Cancellation remain subject to the future approval of our Board of Directors.

Stock Split

We effected a             -for-1 stock split on                     , 2021, immediately prior to receipt from the CVM of our registration as a Foreign Issuer—Category “A” before the CVM (the “Stock Split”). The Stock Split affected all of our existing shareholders uniformly and did not affect any individual shareholder’s percentage ownership interest in us. Unless otherwise indicated, information presented in this prospectus is not adjusted to reflect the Stock Split, including our Audited Consolidated Financial Statements and the related notes included elsewhere in this prospectus. We amended and restated our Articles of Incorporation and Bylaws to facilitate the Stock Split. See “Stock Split” and “Description of Share Capital.”

Corporate Structure

The chart below summarizes our ownership and corporate structure as of the date of this prospectus prior to giving effect to the offering. Following the consummation of this offering, public investors will also own equity in Navios South American Logistics Inc. and the percentage of Navios South American Logistics Inc. owned by Navios Corporation and Peers will decrease accordingly. Subsidiaries are wholly owned unless otherwise indicated.

(1)

Angeliki Frangou, our Chairman, beneficially owns approximately 31.4% of the outstanding common shares of Navios Holdings as of April 6, 2020. Navios Corporation, a Republic of the Marshall Islands corporation, is a wholly owned subsidiary of Navios Maritime Holdings Inc., which beneficially owns 63.8% of our common shares, before giving effect to the transactions contemplated hereby, through its 100% ownership in Navios Corporation (the record holder of such shares).

(2)	Peers is a wholly owned subsidiary of Sinimalec S.A. (“Sinimalec”), a Uruguay corporation which beneficially owns 36.2% of our common shares, before giving effect to the transactions contemplated hereby, through its 100% ownership in Peers (the record holder of such shares). The families of Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman, Carlos Augusto Lopez, our Chief Commercial Officer-Shipping Division and Horacio Enrique Lopez, our Chief Operating Officer-Shipping Division each beneficially own 33.3% of the voting stock of Sinimalec. There is no contract, arrangement, understanding, relationship or other agreement among or between any of the Messrs. Lopez regarding the voting power or investment power of their respective ownership interests in Sinimalec.

(3)

Our subsidiary Docas Fluvial de Porto Murtinho Ltda. (“Docas”) owns land in Porto Murtinho, Brazil and is 95% owned by our subsidiary, Nauticler S.A. The remaining interest in this entity is held by Bionave Navegação Eireli.

THE OFFERING

Issuer	Navios South American Logistics Inc.

Selling Shareholders	Navios Corporation and Peers Business Inc.

International underwriters	BofA Securities, Inc., S. Goldman Advisors LLC, and .

Brazilian underwriters	Bank of America Merrill Lynch Banco Múltiplo S.A., and .

Stabilizing agent	.

Securities offered	We are offering of our common shares and the selling shareholders are offering of our common shares, including in the form of BDRs each representing common shares, in a global offering, consisting of (1) an international and (2) a concurrent Brazilian offering. The international offering includes newly issued common shares being sold by us, including common shares in the form of BDRs, and common shares being sold by the selling shareholders, including common shares in the form of BDRs, to be offered in the United States and other countries outside of Brazil. The concurrent Brazilian offering includes newly issued common shares in the form of BDRs being sold by us and common shares in the form of BDRs being sold by the selling shareholders.

The securities sold as part of the international offering to investors outside Brazil are being sold by means of this prospectus in an offering registered with the SEC.

The offering to investors in Brazil is exempt from registration with the SEC under Regulation S of the Securities Act.

Investors residing outside Brazil, including institutional investors, may purchase BDRs if they comply with the registration requirements of CVM Instruction No. 560, dated March 27, 2015, as amended, or CVM Instruction No. 560, and Resolution No. 4,373, dated September 29, 2014, as amended, or CMN Resolution No. 4,373 or with Law No. 4,131, dated September 3, 1962, as amended.

For a description of the material rights of our common shares and BDR holders, see “Description of Share Capital” and “Description of Brazilian Depositary Receipts.”

Over-allotment options	The underwriters may also exercise their option to purchase up to an additional common shares from us, and up to an additional commons shares from the selling shareholders, at the public offering price, less the underwriting discount. The common shares may, at the option of the Brazilian underwriters, be represented by BDRs.

Offering price	We currently anticipate that the initial offering price for our common shares will be between $ and $ per common share and between $ and $ per BDR, respectively, based on a U.S. dollar selling rate of R$ to $1.00 as of , 2021, based on the , 2021 exchange rate of R$ to $1.00 as published by the Brazilian Central Bank, but the actual offering price may be set outside this indicative range.

The price per common share and BDR will be set based on the result of bookbuilding process to be conducted in Brazil by Brazilian underwriters and in other countries by the international underwriters in accordance with the applicable securities regulation.

Share capital	As of the date of this prospectus and without giving effect to the Stock Split, our share capital comprises 20,000 common shares, with a par value of $1.00.

Immediately following completion of the offering and after giving effect to the Stock Split, without taking into account the exercise of the over-allotment option or any sale of additional BDRs, our share capital will comprise common shares, with a par value of $0.01 per share.

For more information, see “Description of Share Capital.”

BDRs	Each BDR will represent common share issued by us and will be evidenced by a BDR. The depositary for the BDRs in Brazil is Itaú Unibanco S.A. (the “BDR Depositary”). The BDRs will be issued pursuant to the deposit agreement between us and the BDR Depositary, as depositary (the “Deposit Agreement”) and the certificates for the common shares represented by the BDRs will be deposited, free and clear of any encumbrance, with The Bank of New York Mellon, acting through its London branch, as custodian.

Trades of our BDRs on the B3 will settle through the facilities of the Central Depository of the B3. See “Market Information—Trading on the B3” for a description of these procedures, including how to effect payment in reais through the Central Depositary of the B3.

BDR Depositary	Itaú Unibanco S.A.

Custodian for the common shares	The Bank of New York Mellon, acting through its London branch.

Use of proceeds

We estimate that the net proceeds from our global offering of common shares, including in the form of BDRs, will be $             million, or R$             million (converted at the prevailing exchange rate of R$             per $1.00 as reported by the Brazilian Central Bank as of                     , 2021), after deducting the underwriting discount and estimated expenses payable by us, based on an assumed offering price of $             , or R $             , per common share and $             per BDR, without taking into account the

exercise of the over-allotment option or any sale of additional common shares or BDRs.

We intend to use the net proceeds from the offering as follows (1) use up to R$ million, or $ million, of the net proceeds from the sale of common shares and BDRs by the Company to fund capital expenditures, including investments in vessels or our existing port terminal facilities, the development of our planned Port Murtinho and Nueva Palmira Free Zone port terminal facilities or other plans or projects that we may develop in the future; (2) use up to R$ million, or $ million, of net proceeds from the sale of common shares and BDRs by us to fund the repayment of outstanding indebtedness, which may include the partial redemption or repurchase of the 2025 Notes and/or repayment of any of the Notes Payable, the BBVA Loan, the Term Bank Loan, the Nazira Loan or other indebtedness that we may incur in the future. Up to $175.0 million of 2025 Notes may be redeemed at a redemption price of 110.75% with the net cash proceeds of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Interest-Bearing Loans and Borrowings” for more information, including the interest rate and maturity dates, with respect to the outstanding indebtedness that we may repay with the net proceeds to us from this offering; and retain the balance, if any, on our balance sheet to be used in the ordinary course operations of us.

We will not receive any proceeds from the sale of common shares or BDRs by the selling shareholders or, if exercised, from the portion of the over-allotment option that has been granted to the selling shareholders.

For more information, see “Use of Proceeds.”

Voting rights	All our common shares have equal entitlement to voting rights, dividends, profit shares and other rights and duties. There will be no provisions for changes to the rights of common shareholders contained in our Articles of Incorporation, except by resolution of the common shareholders. Holders of each common share have one vote for each share held of record on all matters submitted to a vote of common shareholders. For further information on voting rights and our Articles of Incorporation see “Description of Share Capital.”

Voting rights of BDR holders

BDR holders will be entitled to the same rights, preferences and restrictions granted to our shareholders pursuant to our Bylaws and the laws of the Republic of the Marshall Islands, which will include the right to vote at our shareholders’ meetings. However, BDR holders will not be entitled to attend our shareholders’ meetings. Pursuant to the terms of the Deposit Agreement, a BDR holder will have the right to instruct the BDR Depositary to vote the common shares underlying its BDRs. We will inform the BDR Depositary of any upcoming shareholders’ meeting, and the BDR Depositary will give notice to the BDR holders, 30 days prior to the shareholders’ meeting, requesting voting instructions from each BDR holder with respect to the common shares underlying the BDRs, to be given within the term established by the BDR Depositary. See “Description of Brazilian Depository Receipts—Deposit Agreement—Voting of Deposited Securities” and “Risk Factors—Risks Relating to the Offering, Our Common Shares and Our BDRs.”

Dividends	It is our present intention to retain any earnings for use in our business operations and, accordingly, we do not anticipate the board of directors declaring any dividends in the foreseeable future following our initial public offering. However, in the event that we pay any dividend on our common shares, the holders of BDRs will be entitled to the same rights as the holders of our common shares to receive dividends, subject to the BDR Depositary and custodian fees, and tax and exchange expenses, if any. See “Dividends and Dividend Policy.”

Our Articles of Incorporation and the laws of the Republic of the Marshall Islands do not require us to pay our shareholders a minimum mandatory dividend. We may, by resolution of our board of directors, authorize a distribution of dividends from time to time and in an amount that our board of directors deems appropriate, if they are reasonably satisfied that immediately after the dividend or distribution the amount of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. For further information on dividend rights, see “Dividends and Dividend Policy.”

Lock-up Agreements	We, our directors and executive officers and the selling shareholders have agreed with the Brazilian underwriters and international underwriters, subject to certain exceptions, not to offer, sell, or dispose of any common shares, including in the form of BDRs, or securities convertible into or exchangeable or exercisable for any common shares, including in the form of BDRs, during the day period following the date of the final prospectus. The lock-up provisions will not apply to common shares or BDRs acquired after the offering. The transfer of common shares will be also permitted to family members and trust funds, as well as common shares related to options granted, as long as the beneficiary agrees, in writing, to the terms of the lock-up agreement. For further information on these lock-up agreements, see “Underwriting.”

Preemptive Rights

In the event of any issuance or granting of common shares (or certain securities, options or rights convertible into or carrying an option to purchase common shares) representing, individually or in the aggregate, no less than ten (10) percent of our issued and outstanding share capital, which would adversely affect the voting rights or rights to current or liquidating dividends of our shareholders, such shareholders shall have the right, during a time and on terms to be reasonably determined by our board of directors, to purchase such common shares, securities, options or rights, as nearly as practicable, in such proportion as would, if such preemptive right were exercised, preserve the relative rights to current and liquidating dividends and the relative voting rights of such shareholders and at a price or prices no less favorable than the price at which such common shares, securities, options or rights are to be offered; provided, however, that the foregoing shall not apply to any issuance or granting of common shares, securities, options or rights (i) to be offered and sold on a securities exchange or in an underwritten public offering; or (ii) to be exchanged for shares in connection with any acquisition of control of us, which in either case has been authorized as set forth above or has been otherwise authorized by the shareholders as provided for above. The holders of common shares entitled to such preemptive rights, and the number of common shares for which they have a preemptive right, shall be determined by fixing a record date in accordance with our bylaws. See “Description of Share Capital.”

Tag-Along Rights	In the event of a proposed transaction involving the direct or indirect acquisition of control of us (represented by the acquisition of more than 50% of our issued and outstanding common shares) by a party or parties (other than us, Navios Holdings, Sinimalec, or any of their respective affiliates, subsidiaries, successors or assigns), all of our shareholders must be notified of the potential sale. Within 30 days from the receipt of such notification, the shareholders shall have the right to demand that their shares be sold on the same terms and conditions contained in the original offer made by such potential acquirer or acquirers. The foregoing shall not apply to any offer or sale of common shares, by any person, on a securities exchange or in an underwritten public offering. See “Description of Share Capital.”

Listing	We intend to list our common shares on Nasdaq under the symbol , and we intend to list and trade the BDRs with the B3, under the symbol .

Common shares branch registrar, transfer agent and paying agent	Continental Stock Transfer & Trust Company.

Trading, settlement and clearance	The international underwriters expect to deliver our common shares against payment in U.S. dollars via book-entry, through the clearing and settlement systems of DTC, on or about , 2021. The Brazilian underwriters expect to deliver our BDRs in Brazil against payment in reais through the facilities of the Central Depositary of the B3 (Central Depositária da B3) on or about , 2021. Trades in our BDRs on the B3 will settle through the facilities of the Central Depositary of the B3. The transfer of our common shares to the Custodian will settle through the facilities of the DTC.

Risk factors	An investment in our common shares, including in the form of BDRs, involves risks. See “Risk Factors” on page 36 and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common shares or BDRs.

Taxation	For certain Republic of the Marshall Islands, Brazilian and U.S. tax consequences with respect to U.S. holders of our BDRs, see “Taxation” on page 197.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated financial and other data should be read in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Audited Consolidated Financial Statements, including the notes thereto, included elsewhere in this prospectus. The summary consolidated income statement and cash flows data for the years ended December 31, 2019 and 2018 and the summary consolidated balance sheet data as of December 31, 2019 and 2018 are derived from our Audited Consolidated Financial Statements included elsewhere in this prospectus. Any per-share data provided below does not give effect to the Stock Split. See “Stock Split.” For more information on the independent accounting firm responsible for the audit of the consolidated financial statements, see “Independent Accountants.”

Our audited consolidated financial statements are prepared in accordance with IFRS and presented in U.S. dollars.

The historical results below and elsewhere in this prospectus are not necessarily indicative of our future performance.

Statement of Income Data	Year Ended December 31,
	2019	2018
	(in thousands of U.S. dollars)
Revenue	$227,209	$206,290
Cost of sales	(137,124)	(147,609)

Gross profit	90,085	58,681

Administrative expenses	(17,752)	(15,776)
Other operating income	2,562	12,040 (1)
Other operating expenses	(6,683)	(6,421)
Allowance for expected credit losses on financial assets	(341)	(76)

Operating profit	67,871	48,448

Finance income	4,579	517
Finance costs	(41,185)	(40,337)
Foreign exchange differences	(1,596)	(1,355)
Other income	1,084	—

Profit before tax	$30,753	$7,273

Income tax (expense)/income	(599)	1,137

Profit for the year	$30,154	$8,410

(1)	Other operating income for 2018 includes an insurance claim related to the Iron Ore Terminal.

Statement of Financial Position Data	As of December 31,
	2019	2018
	(in thousands of U.S. dollars)
Current assets, including cash and cash equivalents	$92,167	$127,107
Total assets	887,717	873,330
Current liabilities, including current portion of interest-bearing loans and borrowings	52,639	54,715
Total liabilities	571,713	587,480
Total equity	316,004	285,850

Statement of Cash Flows Data	Year Ended December 31,
	2019	2018
	(in thousands of U.S. dollars)
Net cash flows from operating activities	$68,135	$23,749
Net cash flows used in investing activities	(80,642)	(21,595)
Net cash flows used in financing activities	(18,360)	(5,570)

Revenues by Segment	Year Ended December 31,
	2019	2018
	(in thousands of U.S. dollars)
Port Terminal Business	$102,103	$99,321
Grain Terminal	36,170	24,130
Iron Ore Terminal	52,517	38,943
Liquid Port Terminal	4,032	3,739
Sales of products-Liquid Port Terminal	9,384	32,508
Barge Business	78,555	65,156
Cabotage Business	46,551	41,813

Other Operating Data	Year Ended December 31,
	2019	2018
	(unaudited)
EBITDA(1) (in thousands of U.S. dollars)	$102,698	$84,523
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$105,267	$84,523
Grain Terminal-tons of cargo moved	3,578,608	1,946,889
Iron Ore Terminal-tons of cargo moved	1,281,514	1,057,518
Liquid Port Terminal-cubic meters of stored liquid cargos	397,033	317,352
Liquid Port Terminal-cubic meters of sales of products	16,002	43,711
Barge Business-cubic meters of liquid cargos	301,037	166,261
Barge Business-dry cargo tons	1,805,580	1,569,191
Cabotage Business-cubic meters of liquid cargos	1,542,360	1,254,033
Cabotage Business-available days	2,784	2,614
Cabotage Business-operating days	2,248	1,842

(1)

EBITDA represents profit/(loss) before finance cost, net, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA before impairment losses. EBITDA and Adjusted EBITDA are presented because they are used by certain investors to measure a company’s operating performance. EBITDA and Adjusted EBITDA are “non-IFRS financial measures” and should not be considered substitutes for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with IFRS or as a measure of profitability or liquidity. While EBITDA and Adjusted EBITDA are frequently used as a measure of operating performance, the definitions of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation. See “Presentation of Financial Information—Non-IFRS Financial Measures.”

Reconciliation to Net Income

	Year Ended December 31,
	2019	2018
	(in thousands of U.S. dollars)
Profit for the year	$30,154	$8,410
Finance income	(4,579)	(517)
Finance cost	41,185	40,337
Depreciation and amortization	35,339	37,430
Income tax (expense)/income	599	(1,137)

EBITDA (unaudited)	$102,698	$84,523

Impairment losses	2,569	—

Adjusted EBITDA (unaudited)	$105,267	$84,523

EBITDA Reconciliation to Net Income by Segment

For the Year Ended December 31, 2019

	Port Terminal Business	Cabotage Business	Barge Business	Total
	(Expressed in thousands of U.S. dollars)
Profit/(Loss) for the year	$46,964	$(376)	$(16,434)	$30,154
Finance income	(1,934)	(441)	(2,204)	(4,579)
Finance costs	17,835	5,158	18,192	41,185
Depreciation and amortization	8,330	6,523	20,486	35,339
Income tax expense/(income)	—	1,263	(664)	599

EBITDA (unaudited)	$71,195	$12,127	$19,376	$102,698

Impairment losses	—	2,569	—	2,569

Adjusted EBITDA (unaudited)	$71,195	$14,696	$19,376	$105,267

For the Year Ended December 31, 2018

	Port Terminal Business	Cabotage Business	Barge Business	Total
	(Expressed in thousands of U.S. dollars)
Profit/(Loss) for the year	$33,634	$(616)	$(24,608)	$8,410
Finance income	(64)	—	(453)	(517)
Finance costs	16,860	4,928	18,549	40,337
Depreciation and amortization	8,383	7,508	21,539	37,430
Income tax expense/(income)	—	910	(2,047)	(1,137)

EBITDA (unaudited)	$58,813	$12,730	$12,980	$84,523

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

Certain statements throughout this prospectus constitute “forward-looking statements.” These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, and our beliefs and assumptions. Such statements include, in particular, statements about the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in vessel contract rates, future expected earnings generated under the Vale Port Contract, changes in demand for the transportation or storage of grain and mineral commodities and petroleum products, the development of our planned Port Murtinho and Nueva Palmira Free Zone port terminal facilities, our relationships with each of Navios Holdings and Navios Shipmanagement, the financial condition of each of Navios Holdings and Navios Shipmanagement and their respective affiliates, the trading price of our common shares and BDRs, our ability to enter into innovative financing, changes in our operating expenses, including drydocking and insurance costs, and costs related to changes in governmental rules and regulations or actions taken by regulatory authorities, political, economic and other issues specifically affecting South America and related government regulations, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of river or seaborne transportation due to accidents or political events, outbreaks and effects of highly contagious diseases or viruses, such as COVID-19 or others, the success of pilot contracts or new business opportunities with our customers and other statements described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

We caution you not to place undue reliance on these forward-looking statements, which reflect our view only as of the date of this prospectus. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include, but are not limited to, the following risks, uncertainties and other factors:

•	future operating or financial results and future revenues and expenses;

•	our ability to implement our business strategy, including areas of possible expansion;

•	general market conditions and international logistics and commodities transportation and storage trends, including contract rates, vessel values and factors affecting supply and demand;

•	the loss of a customer, our relationships with our customers or the ability or willingness of a customer to perform its obligations under a contract;

•

the impact of extraordinary external events, such as the current pandemic health event resulting from the global outbreak of the novel coronavirus disease (“COVID-19”), and their collateral consequences, including labor shortages and government restrictions such as factory closures and restrictions on travel, resulting in the extended disruption of economic activity in our markets;

•

our ability to timely and efficiently implement any necessary measures in response to, or to mitigate the impacts of, the COVID-19 pandemic on our business, financial condition, results of operations or prospects;

•

our financial condition and liquidity, including our ability to service our debt, comply with our financial covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	the ability of our contract counterparties to fulfill their obligations to us;

•	projections and estimates of revenues under agreements with our customers;

•	our ability to expand and maintain relationships with existing customers and obtain new customers;

•

our future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels or port facilities (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	our ability to leverage Navios Holdings’ and Navios Shipmanagement’s relationships and reputation within the shipping industry to our advantage;

•	our anticipated general and administrative expenses;

•	fluctuations in currencies and interests rates;

•

general political, economic and business conditions in Argentina, Brazil, Uruguay, Paraguay and in other countries in which we operate, including developments and the perception of risks in connection with ongoing allegations of corruption and other investigations in Brazil, as well as policies and potential changes to address these matters or otherwise in each jurisdiction in which we operate, including economic and fiscal reforms and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in such jurisdictions;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	general domestic and international political conditions, including unrest, wars, acts of piracy and terrorism;

•	potential liability from pending or future litigation;

•

the possibility that we and/or our non-U.S. subsidiaries could be treated as “passive foreign investment companies” or “controlled foreign corporations” for U.S. federal income tax purposes currently or in the future; and

•	the other risks and uncertainties discussed in “Risk Factors” and elsewhere in this prospectus.

We are not obliged to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in these forward-looking statements.

You should read this prospectus completely and with the understanding that actual future results may be materially different from expectations. All forward- looking statements made in this prospectus are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this prospectus, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise. Given such limitations, you should not unduly rely on these forward-looking statements to make a decision to invest in our common shares or BDRs.

RISK FACTORS

You should carefully consider all of the risk factors set forth below and the other information included in this prospectus before deciding to purchase the common shares and BDRs offered hereby. These risks are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations. Any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows as well as on the trading price of the common shares and BDRs. In such a case, you may lose all or part of your investment in the common shares and BDRs.

Risks Relating to Our Industry and Our Business

Actual earnings generated under the Vale Port Contract may not be consistent with our estimates.

Our estimate of the potential EBITDA expected to be generated under the Vale Port Contract is based on contracted tariff escalations and adjustments and a bottom-up, annualized analysis of operating costs inflated across the full contract term according to the U.S. Consumer Price Index or local labor inflation index projections, and further incorporates projections and estimates relating to, among other things, our future operating performance, future capital expenditures, future operation and maintenance costs, potential major maintenance expenses, no unforeseen increase in fees payable to Uruguayan authorities under the free zone user agreements with the Free Zones Division of the Uruguayan Department of Trade and the non-occurrence of force majeure or other similar events. Our estimates assume compliance by us and Vale under the Vale Port Contract, as well as no changes in foreign, state or local tax, property, environmental or regulatory laws, rules or interpretations thereof of any legal proceedings that would affect us or Vale, or the assets of the Iron Ore Terminal. Our estimates are also subject to any future amendments to the Vale Port Contract that we and Vale may agree to from time to time, and to matters outside of our control, such as fees payable under our license and the occurrence of natural disasters, civil unrest or military action in or outside of the Hidrovia Region, among others, which may affect our ability to operate the Iron Ore Terminal or to comply with our obligations under the Vale Port Contract. These assumptions are inherently subject to significant uncertainties and actual results could differ materially from those estimated. If actual results are materially less favorable than our estimates, or if the assumptions used in formulating such estimates prove to be incorrect, then our results of operations and financial condition may be materially and adversely affected.

Our failure to receive required approvals for or timely complete construction and commence full operation or secure satisfactory commercial contracts of our planned Port Murtinho and Nueva Palmira Free Zone port terminal facilities could negatively affect our business operations, and we may experience difficulty managing our growth as we expand our business.

We are currently developing a multipurpose upriver port terminal in Port Murtinho in the State of Mato Grosso do Sul, in the center-west region of Brazil, for exports of agricultural commodities and imports of fertilizers and fuel products. In 2018, we purchased approximately 3.5 hectares of undeveloped, river-front land located in Port Murtinho in which the new terminal is expected to be constructed. In 2019 and 2020, we purchased approximately 3.4 additional hectares bordering the original land acquired, and are in the process of acquiring 2.3 additional hectares. The new terminal is expected to service the needs of our clients for exports of soybeans, grains, sugar and other agricultural commodities and imports of fertilizers and fuel products. We have developed a master plan for the new terminal and concluded the licensing process for construction. As of the date of this prospectus, we expect to complete construction of the new terminal in 2022. The new terminal is still in the early stages of development, and there can be no assurance that it will be constructed. We own a further 144 acres of land available to be developed inside or near the Nueva Palmira Free Zone in Uruguay. In part of this available land, we plan to develop a new terminal for refined liquid products.

We have available land in Brazil and Uruguay where we plan to develop the new terminals, and will need to receive required authorizations from several governmental authorities in order to do so. If these authorities deny our request for authorization, or if existing authorizations are revoked, we will not be able to proceed with construction. In addition, the development of any new terminal in the Nueva Palmira Free Zone depends on a regulatory change that would open up the market for import of fuel products in Uruguay, which is currently a state monopoly, to the private sector. In 2020, the Uruguayan government commenced discussions for this regulatory change, but the Uruguayan government has not approved any such change as of the date of this prospectus. There can be no assurance that the change in regulations will happen, or that new liquid terminal in the Nueva Palmira Free Zone will be constructed.

If we fail to secure commercial agreements with prospective clients to our satisfaction, we may decide to delay or not proceed with this investment. Further, there can be no assurance that we will complete the expected development of the new terminals or complete construction of the new terminals as scheduled or without cost overrun. Even if construction is completed on a timely basis, there can be no assurance that full operation of the new terminals will commence as expected. In addition, we may not be able to attract a sufficient number of skilled workers to meet the needs of the new terminals. If we experience delays in construction or commencement of the full operations, increased costs or lack of skilled labor or other unforeseen events, our business, financial condition and results of operations could be materially and adversely affected.

The international transportation industry is generally cyclical and volatile, and this may lead to volatility in, and reductions of, our vessel contract rates and volatility in our results of operations.

The international transportation industry is generally both cyclical and volatile, with frequent fluctuations in contract rates. The markets in which we operate are still developing and the nature of the industry’s cycle with respect to rates is difficult to determine, including the timing and amount of fluctuations in contract rates and spot market rates. We expect that our industry will exhibit significant cyclicality and volatility as it matures. The contract rates earned by the tankers in our Cabotage Business and barges and pushboats in our Barge Business will depend in part upon the state of the tankers, barges and pushboats market at the time we seek to charter them. We cannot control the forces affecting the supply and demand for these vessels or for the goods that they carry or predict the state of the respective markets on any future date.

Some of the factors that influence the demand for vessels include, but are not limited to:

•	global and regional production of, and demand for, dry bulk commodities, in particular, soybean and iron ore, and petroleum and refined petroleum products;

•	the price of refined petroleum products, including the effects of existing or contemplated local government subsidies;

•	regulations in the regions where we operate, including IMO regulations;

•	embargoes and strikes; and

•	changes in river, sea and other transportation patterns and the supply of and rates for alternative means of transportation.

Some of the factors that influence the supply of vessels include, but are not limited to:

•	the number of newly constructed vessel deliveries in the area in which we operate;

•	the scrapping rate of older vessels;

•	the price of steel and other inputs;

•	the number of vessels that are out of service at a given time;

•	changes in licensing regulations and environmental and other regulations that may limit licenses, the useful life, carrying capacity or the operations of our fleet; and

•	port or canal traffic and congestion.

Further, public health or safety concerns and governmental restrictions, including those caused by outbreaks of pandemic disease such as the recent coronavirus outbreak, that cause us or our customers to suspend operations in affected areas, may impact both demand for and supply of our vessels in some of the countries in which we operate or cause an economic downturn adversely affecting demand for our services.

Our grain port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of our grain port, including the loading and unloading operations, as well as the space in silos could be exceeded, which could materially and adversely affect our operations and revenues.

A significant portion of our grain port business is derived from handling and storage of soybeans and other agricultural products produced in the Hidrovia Region mainly during the season between April and September. This seasonal effect could, in turn, increase the inflow and outflow of barges and vessels in our dry port and cause the space in our silos to be exceeded, which in turn would affect our timely operations or our ability to satisfy the increased demand. Inability to provide services in a timely manner may have a negative impact on our clients’ satisfaction and result in loss of existing contracts or inability to obtain new contracts.

We are subject to certain operating risks, including vessel breakdowns or accidents, that could result in a loss of revenue from the affected vessels, which in turn could have a material adverse effect on our results of operations or financial condition.

Our exposure to operating risks of vessel breakdown and accidents mainly arises in the context of our owned or bareboat chartered and operated vessels, including barges, tankers and pushboats. If any of the vessels in our fleet suffers damage, it may need to be repaired at a drydocking facility. The costs of drydocking are unpredictable and can be substantial. The loss of earnings while these vessels, barges and pushboats are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels, barges and pushboats are damaged or drydocked at the same time. For the fleet which is or may be chartered-in, most operating risks relating to these time chartered vessels remain with their owners. If we pay hire on a chartered-in vessel or barge at a lower rate than the rate of hire it receives from a sub-charterer to whom we have chartered out the vessel, a breakdown or loss of the vessel due to an operating risk suffered by the owner will, in all likelihood, result in our loss of the positive spread between the two rates of hire. Breakdowns, accidents or drydocking costs involving our vessels and losses relating to chartered vessels that are not covered by insurance would result in a loss of revenue from the affected vessels, which may materially and adversely affect our financial condition and results of operations.

We are subject to certain operating risks in our port terminals that could affect the performance of our contractual commitments which could result in a loss of revenue, and which in turn could have a material adverse effect on our results of operations or financial condition.

Our operations are subject to a number of risks affecting our port facilities and our construction sites. These risks include, but are not limited to, mechanical and electrical failure, accidents, personal injury, loss or theft of cargo, or damage, fires, explosions, business interruption, political conditions and hostilities, labor strikes, adverse weather conditions such as floods, natural disasters, accidents on waterways or in coastal routes or accidents in our loading or unloading terminals, including environmental accidents and collisions, each of which could potentially result in damages, penalties, fines, indemnities or costs payable to third parties and other claims against us. Further, public health or safety concerns and governmental restrictions, including those caused by outbreaks of pandemic disease such as the recent global outbreak of novel coronavirus disease (COVID-19), may cause us to suspend operations in affected areas. Our exposure to these operating risks in our port terminals may adversely affect our capacity to duly perform our contractual obligations under our take-or-pay contracts. In addition, these operating risks may result in additional repair costs for equipment, including cranes, conveyor belts, stacker-reclaimer, shiploaders, or piers, which are unpredictable and can be substantial. The loss of earnings while these damages are being repaired, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if this leads to a default under our contracts, which would materially affect our financial condition and results of operations.

We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could materially and adversely affect our revenues.

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the year ended December 31, 2019, our largest customer, Vale, accounted for 36.4% of our consolidated revenues and our five largest customers accounted for approximately 64.0% of our consolidated revenues. We expect that such customers will continue to generate a substantial portion of our revenues for the foreseeable future. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as port terminals, and these customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers, or the change of the contractual terms of any one of our most significant take-or-pay contracts, or any significant dispute with one of these customers could materially and adversely affect our financial condition and our results of operations.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially and adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet its contracted storage needs and/or the contracted operational performance;

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our common shareholders, or our ability to continue to service our indebtedness.

We could also become involved in legal disputes with customers, including but not limited to our long-term take-or pay customers, relating to our contracts, be it through litigation, arbitration or otherwise, which could lead to delays in, or suspension or termination of our contracts and result in time-consuming, disruptive and expensive litigation or arbitration. If such contracts are suspended for an extended period of time, or if a number of our material contracts are terminated or renegotiated, our financial condition and results of operations could be materially and adversely affected. Even if we prevail in legal disputes relating to our customer contracts, which could entitle us to compensation, we cannot assure you that we would receive such compensation on a timely basis or in an amount that would fully compensate us for our losses.

Vale’s payments represent a significant portion of our revenue and if Vale were unable or unwilling to fulfill their obligations under the in-force agreements with us, it could significantly reduce our revenues and cash flow.

Vale’s payments, including in connection with the Vale Port Contract, to us represented approximately 36.4% of our revenue for the year ended December 31, 2019. Reductions in the demand for or the oversupply of iron ore would place Vale under financial pressure and may increase the likelihood of Vale being unable or unwilling to pay us contracted rates or renew contracts upon termination.

If Vale were to terminate or not renew the Vale Port Contract, we may be unable to enter into new contracts under similarly favorable terms or at all. Also, we will not receive any revenues from such vessels while they are un-chartered, but will still be required to pay expenses necessary to maintain and insure the pushboat and barges.

In addition, the ability and willingness of Vale to perform its obligations under the agreements with charter parties and the Iron Ore Terminal service contract will depend upon a number of factors that are beyond our control and may include, among other things, general conditions of the Brazilian economy, general international economic conditions, the state of the capital markets, the condition of the commodities industry and charter hire rates. Should Vale fail to honor its obligations under the agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows. Notwithstanding the foregoing, our contracts have dispute resolution clauses and protections that we may seek to enforce in such events. For example, on June 10, 2016, the Company initiated arbitration proceedings against Vale pursuant to the dispute resolution provisions of the service contract relating to the iron ore port facility in Nueva Palmira. On December 20, 2016, the arbitration tribunal ruled that the Vale port contract remains in full force and effect, and if Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract. Any litigation or arbitration proceeding would be costly and time consuming and may result in the deterioration of our commercial relationships with Vale.

Delays, cancellations or non-completion of deliveries of purchased vessels, including second-hand and newbuilding vessels could have an adverse effect on our operating results.

We do not derive any revenue from a vessel until after its delivery and are required to pay substantial sums as progress payments during construction of a newbuilding or for the purchase of a second hand vessel. In the event the vessel is not delivered by the shipyard or the seller is otherwise not accepted by us, we will not derive the revenues from such ship as we had planned and we may not be fully compensated under the construction agreement (and the related guarantees) with respect to such progress payments, or deposits paid to sellers, in which case we would lose the amounts we have advanced the seller or to the shipyards for such progress payments. In addition, if we enter into charterparties or contracts with our clients related to purchased vessels, if a shipbuilder or a seller fails to deliver the vessel as agreed, we may breach our obligations under such agreements with our customers. If we are in breach of those contracts, our customers may terminate them and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of:

•	quality, design or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•

the impact of extraordinary external events, such as the current pandemic health event resulting from the novel coronavirus disease (COVID-19), and their collateral consequences, including labor shortages and government restrictions such as factory closures and restrictions on travel, resulting in the extended disruption of economic activity in our markets;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, cancelled or otherwise not completed, our future earnings could be materially and adversely affected.

The risks and costs associated with ports as well as vessels increase as the operational port equipment and vessels age.

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to our port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. The failure to make capital expenditures to alter or add new equipment to our barges, pushboats, vessels and/or ports may restrict the type of activities in which these barges, pushboats, vessels and/or ports may engage and may decrease their operational efficiency and increase our costs. As charterers prefer newer vessels that are more fuel efficient than older vessels, the age of some of our vessels, barges and pushboats may make them less attractive to charterers. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well.

We cannot assure you that, as our operational port equipment and vessels barges and pushboats age, market conditions will justify those expenditures or enable us to operate them profitably during the remainder of their useful lives. If we sell such assets, we may have to sell them at a loss, or opt to scrap our assets, and if clients no longer use our ports or charter-out our vessels due to their age, our results of operations could be materially and adversely affected.

Spare parts or other key equipment needed for the operation of our ports and fleet may not be available off the shelf and we may face substantial delays, which could result in a loss of revenues while waiting for those spare parts to be produced and delivered to us.

Our ports and our fleet may need spare parts to be provided in order to replace old or damaged parts in the normal course of their operations. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for our vessels and our ports (such as engine makers, propulsion systems makers, control system makers and others) may not have the spare parts needed available immediately (or off the shelf) and may have to produce them when required. If this was the case, our vessels and our ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in a substantial loss of revenues for us.

We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

We are subject to local and national laws as well as international treaties and conventions, intended to enhance and ensure vessel security. These laws are detailed below under “—We are subject to various laws, regulations, and international conventions, particularly environmental and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident, which could affect our cash flows and net income.” We have and will continue to implement the various security measures addressed by all applicable laws and will take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Changes in governmental regulations, safety or other equipment standards, including those resulting from the recent pandemic outbreak of the novel coronavirus disease (COVID-19), as well as compliance with standards imposed by inland self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements, we may be required to take one or more of our vessels out of service for extended periods of time, with corresponding losses of revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

Rising crew costs, fuel prices and other cost increases may adversely affect our profits.

At December 31, 2019, we employed 401 land-based employees and 548 seafarers as crew on our vessels. Crew costs are a significant expense for us. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time and spot contracts. Additionally, labor union activity in the Hidrovia Region may create pressure for us to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in our Barge and Cabotage Businesses, when the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by governments, worldwide price levels and market conditions. Currently, most of our long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. We may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot assure you that we will be successful in hedging our exposure. In the event of a default by our contractual counterparties or other circumstance affecting their performance under a contract, we may be subject to exposure under, and may incur losses in connection with, our hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially and adversely affect our results of operations.

If we fail to fulfill the oil majors’ vetting processes, it could materially and adversely affect the employment of our tanker vessels in the spot and period markets, and consequently our results of operations.

The oil majors consider numerous factors in evaluating commercial decisions, and, through their association, OCIMF, have developed and are implementing two tools: (a) the Ship Inspection Report Program

(“SIRE”) and (b) the Tanker Management and Self Assessment (“TMSA”) program. The former is a ship inspection based upon a thorough Vessel Inspection Questionnaire and performed by OCIMF-accredited inspectors, resulting in a report being logged on SIRE. The report is an important element of the ship evaluation undertaken by any oil major when a commercial need exists.

Based upon commercial needs, there are three levels of assessment used by the oil majors: (a) terminal use, which will clear a vessel to call at one of the oil major’s terminals, (b) voyage charter, which will clear the vessel for a single voyage and (c) term charter, which will clear the vessel for use for an extended period of time. While for terminal use and voyage charter relationships, a ship inspection and the operator’s TMSA will be sufficient for the evaluation to be undertaken, a term charter relationship also requires a thorough office audit. An operator’s request for such an audit is by no means a guarantee one will be performed; it will take a long record of proven excellent safety and environmental protection on the operator’s part as well as high commercial interest on the part of the oil major to have an office audit performed. If we fail to clear the vetting processes of the oil majors, it could have a material adverse effect on the employment of our vessels, and, consequently, on our results of operations.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel with certain characteristics must be classed by a classification society that is authorized and is customarily a member of the International Association of Classification Societies Ltd. (“IACS”). The classification society must certify that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country whose flag such vessel flies and the international conventions of which that country is a member. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with international conventions such as the United Nations Safety of Life at Sea Convention (“SOLAS”). Most of our owned fleet is currently enrolled with Lloyd’s Register of Shipping and RINA (Italian Naval Register).

Vessels, pushboats and barges must undergo an annual survey, an intermediate survey and a special survey. For certain vessels, in lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery and/or its hull would be surveyed periodically over a five-year period. Certain of our vessels are on continuous survey cycles for machinery inspection. Certain vessels are also required to be drydocked every two to three years on intermediate survey and every five years on special survey, while pushboats are required to be drydocked every six years on special survey for inspection of the underwater parts of such vessel and every three years for a floating intermediate survey and barges are required to be drydocked up to every eight years on special survey for inspection of the underwater parts of such vessel and every two years for a floating intermediate survey.

If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a material adverse effect on our revenues due to the loss of revenues from such vessel until it was able to trade again.

Our vessels could be subject to seizure through maritime arrest or government requisition.

Crew members, suppliers of goods and services to a vessel, barge or pushboat, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting the vessel or, under the “sister ship” theory of liability followed in some jurisdictions, arrest the vessel that is subject to the claimant’s maritime lien or any other vessel owned or controlled by the same owner. In addition, a government could seize ownership of one of our vessels or take control of a vessel and effectively become her charterer at charter rates dictated by the government. Generally, such requisitions occur during a period of war or emergency. The maritime arrest, government requisition or any other seizure of one or more of our vessels could interrupt our operations, reducing related revenue and earnings, and may require us to pay very large sums of money to have the arrest lifted.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels operate in South America where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. Under some jurisdictions, the conveyance of illegal drugs in vessels could subject these vessels to forfeiture to the government of such jurisdiction. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may employ our fleet on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.

We periodically employ some of our fleet on a spot basis. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in our target markets have not yet been clearly determined but we expect them to exhibit significant volatility as the South American markets mature. We cannot assure you that we will be successful in keeping our fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably, as spot rates may decline below the operating cost of vessels. A significant decrease in spot market rates or our inability to fully employ our fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially and adversely affect our results of operations, and operating cash flow.

Because the fair market values of vessels may fluctuate significantly, we may incur losses when we sell vessels.

Vessel values have historically been highly volatile. The market value of our vessels may fluctuate significantly in the future, and we may incur losses when we sell vessels, which would adversely affect our financial condition and results of operations. Some of the factors that affect the fair market value of vessels, all of which are beyond our control, are:

•	prevailing level of vessel contract rates;

•	number of newly constructed vessel deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global and local commodity supply and demand;

•	types and sizes of vessels;

•	development and viability of other modes of transportation and increase in use of other modes of transportation;

•	number of vessels of similar type and size currently on the market for sale;

•	cost of newly constructed vessels;

•	where the vessels were built and as-built specifications;

•	the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;

•

the cost of retrofitting or modifying existing vessels to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise;

•	governmental or other regulations; and

•	general economic and market conditions affecting the shipping industry.

When our contracts expire, we may not be able to successfully replace them.

The process for concluding contracts for our services, including port logistics services, vessel contracts and longer-term time charters generally involves a lengthy and intensive screening and vetting process and the submission of competitive bids. In addition to the quality and suitability of our ports and fleet, medium- and longer-term contracts tend to be awarded based upon a variety of other factors relating to the operator, including but not limited to:

•	environmental, health and safety record;

•	compliance with regulatory industry standards;

•	reputation for customer service, technical and operating expertise;

•	shipping and port operating experience and quality of operations, including cost-effectiveness;

•	construction management experience, including the ability to procure on-time delivery of vessels according to customer specifications;

•	ability to negotiate contract terms, including those allocating operational risks;

•	competitiveness of the bid in terms of overall price; and

•	general reputation in the industry.

As a result of these factors, when our contracts, including our long-term charters, expire, we cannot assure you that we will be able to successfully replace them promptly or at all or at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our noteholders or lenders. Our ability to renew the contracts on our current or future vessels by the time of their expiration or termination, and the rates payable under any replacement contracts, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation and storage of commodities as described above.

However, if we are successful in employing our vessels under longer-term contracts, our vessels will not be available for trading in the spot market during an upturn in the market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels with profitable contracts, our results of operations and operating cash flow could be materially and adversely affected.

Our business can be affected by adverse weather conditions, effects of climate change, public health concerns and other factors beyond our control, that can affect production of the goods we transport and store as well as the navigability of the river system on which we operate.

A significant portion of our business is derived from the transportation, handling and storage of iron ore, soybeans and other agricultural products produced in the Hidrovia Region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for our services. This would, in turn, negatively impact our results of operations and financial condition. Furthermore, our fleet operates in the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short-term, reduce or limit our ability to effectively transport cargo on the rivers. The possible effects of climate change, such as floods, droughts or increased storm activity, could similarly affect the demand for our services or our operations. Further, the impact of the pandemic outbreak of the novel coronavirus disease (COVID-19) on global markets is expected to be severe and our operations around the world will be impacted and, as a result, could have a material adverse impact our business, financial condition, results of operations or prospects.

A prolonged drought, the possible effects of climate change, widespread or prolonged public health concerns including those relating to the pandemic outbreak of the novel coronavirus disease (COVID-19) or other turns of events that are perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers or our business in general may, in the short-term, result in a reduction in the market value of our ports, barges and pushboats that operate in the region. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably our barges and pushboats in the Hidrovia Region and we are forced to sell them to a third party located outside of the region, there is a limited market in which we would be able to sell these vessels, and accordingly we may be forced to sell them at a substantial loss, if at all.

Our industry is highly competitive, and we may not be able to compete successfully for services with new companies with greater resources.

We provide services through our ports and employ our fleet in highly competitive markets. The river and sea coastal logistics market is international in scope and we compete with many different companies, including other port or vessel owners and major oil companies.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. With respect to exports, our competitors are Montevideo Port in Montevideo and Ontur and TGU in Nueva Palmira. The main competitor of our Liquid Port Terminal in Paraguay is Petropar, a Paraguayan state-owned entity (“Petropar”). Other competitors include Copetrol S.A. (“Copetrol”), TLP Chartering (“TLP”), Petróleo Brasileiro S.A.(“Petrobras”) and Trafigura Pte Ltd. (“Trafigura”).

We face competition in our Barge and Cabotage Businesses with transportation of oil and refined petroleum products from other independent shipowners and from vessel operators. The charter markets in which our vessels compete are highly competitive. Key competitors include the successor of Atria Logistica S.A., Hidrovias do Brasil, Interbarge, P&O, Imperial Shipping and Fluviomar. In addition, some of our customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. These companies and other smaller entities are regular competitors of ours in our primary trading areas. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility.

Our competitors may be able to offer their customers lower prices, higher quality service and greater name recognition than we do. Accordingly, we may be unable to retain our current customers or to attract new customers.

Our industry has inherent operational risks that may not be adequately covered by our insurance.

The operation of vessels in international and regional trade is inherently risky. Not all risks may be adequately insured against and any particular claim may not be paid and any indemnification paid due to the occurrence of a casualty covered by our policies may not be sufficient to entirely compensate us for the damages suffered. We do not currently maintain loss of hire, credit risk or defense insurance, which would cover the loss of revenue if any of our contracts were terminated prior to their expiration and our legal costs to recover related damages. We also do not maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Furthermore, we do not maintain strike insurance, which would protect us from loss of revenue due to labor disruptions, except at our dry and wet port terminals. Accordingly, any extended vessel off-hire, due to an accident, labor disruption or other reason, could have a material adverse effect on our business. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

We may be unable to procure adequate insurance coverage for our fleet or port terminals at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us in the future may be significantly more expensive than our existing coverage.

We may not be able to timely obtain replacement vessels or other assets in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet and port terminals. Our insurance policies also contain deductibles, limitations and exclusions, which can result in significant increased overall costs to us.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.

We may be subject to calls, or premiums, in amounts based not only on our claim records but also on the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition and our indebtedness.

Risks Relating to Environmental Matters

The Company is subject to extensive environmental legislation, and if the Company or its subsidiaries do not comply with the applicable regulations, the Company’s business may be adversely affected.

If, during the course of our operations, any spillage of polluting products into the marine environment occurs, and the activities of one or more vessels are stopped, our business, results of operations, and reputation may be damaged.

In addition, new or more stringent environmental standards (including measures to address climate change) imposed on us could require additional investments that may vary widely from those currently planned, and, as a result, we may be adversely affected.

We may be liable for losses and damages to third parties, including environmental damages.

Environmental legislation in certain jurisdictions where we operate imposes strict civil liability on anyone who causes, directly or indirectly, environmental degradation. Therefore, the duty to repair or indemnify the damages caused to the environment and to affected third parties does not depend on intent or guilt, but rather on the existence of any damage as a result of the activity carried out. The payment of substantial environmental fines or charges may have a material adverse effect on the Company. Further, a single action can result in environmental liability in civil, criminal or administrative proceedings, or any combination thereof. The absence of responsibility in one of these spheres does not necessarily exempt the accused from responsibility in the others. Should we cause or otherwise be held responsible for any environmental damage, we may experience an adverse effect on our business and results of operation.

We may fail to comply with the conditions provided for under our environmental licenses.

Our operations depend on environmental licensing granted by governmental authorities. Such licensing is usually subject to technical conditions that may involve limitations on our operations. We may fail to comply with the aforementioned conditions and become subject to fines or the revocation or suspension of our licenses, which have a material adverse effect on our results of operations.

Risks Relating to Brazil

Economic uncertainty and volatility in Brazil may adversely affect our business, financial condition, results of operations and prospects.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued in Brazil and of companies dependent on the Brazilian market. Recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Although the Brazilian economy has shown indications of recovery, weak macroeconomic conditions in Brazil may be expected from time to time.

In the past, Brazil has experienced high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy and have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could negatively affect our business or the price of our BDRs.

Further, the Brazilian federal government frequently exercises significant influence over the Brazilian economy and may make significant changes in policy and regulations. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. Conversely, Brazilian Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation.

The Brazilian real has also been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the Brazilian real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future. Devaluation of the Brazilian real relative to the U.S. Dollar may create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, further appreciation of the Brazilian real against the U.S. Dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and measures of the Brazilian government aimed at stabilizing the Brazilian real is uncertain.

The foregoing summary of economic conditions in Brazil is not complete, and you should carefully consider prevailing conditions of Brazil’s economy before making an investment in us. As a result of the foregoing factors, among others, both the policies that could be adopted by the Brazilian government and future economic, macroeconomic, regulatory, social and political circumstances in Brazil could have a material adverse effect on our business, financial condition or results of operations.

A further downgrade in Brazil’s credit rating may adversely affect the trading price of our common shares and BDRs.

Credit ratings published by credit rating agencies affect the risk perception of investments in general. Rating agencies evaluate Brazil and its sovereign credit ratings, based on several factors, including macroeconomic trends, physical and budgetary conditions, debt metrics and the prospect of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, Brazil lost its investment grade status in the three main rating agencies. After this initial reduction in September 2015, Standard & Poor’s reduced Brazil’s ratings again from BB + to BB and, in January 2018, downgraded Brazil’s sovereign credit rating from BB to BB-, in addition to changing the outlook from negative to stable. In December 2015, Moody’s put Brazil’s Baa3 issuer and bond rating under review for a downgrade and subsequently downgraded Brazil’s issuer and bond rating below investment grade, to Ba2, with a negative outlook. Furthermore, on April 7, 2020 and May 6, 2020, Standard & Poor’s and Fitch, respectively, changed their outlook on the sovereign credit risk rating of Brazil to negative.

In view of the downgrades that have occurred since 2015, Brazil has lost investment grade status under the three major rating agencies and, consequently, the trading prices of securities in the Brazilian debt and equity markets have been negatively affected.

On the date of this prospectus, the Brazilian credit rating was classified as BB-stable, Ba2 stable and BB-negative, by Standard & Poor’s, Moody’s and Fitch, respectively. We cannot guarantee that the rating agencies will maintain ratings on Brazilian credit and any further downgrading of ratings could increase the risk perception of investments and, as a result, increase the cost of future debt issues and adversely affect the trading price of our common shares and BDRs.

We may be subject to risks associated with non-compliance with the General Data Protection Law and may be adversely affected by the application of fines or other types of sanctions.

On August 14, 2018, Brazilian Law No. 13,709 / 2018 (“LGPD”) was enacted to regulate the processing of personal data in Brazil and became effective on September 18, 2020 (except for the provisions related to administrative sanctions, which will become effective on August 1st, 2021. The LGPD establishes a new legal framework to be observed in the processing of personal data and provides for, among other things, the rights of the holders of personal data, the legal bases applicable for the protection of personal data, the requirements for obtaining consent, the obligations and requirements relating to security incidents and leaks and data transfers, as well as authorization for the creation of a National Data Protection Authority in Brazil.

If the our activities fall within the scope of the LGPD and we are not in compliance with the applicable obligations, we may be subject to sanctions requirements to provide cautionary notices, or to disclose security incidents, temporary restrictions on our use of personal data and fines of up to 2% of our or our subsidiaries’ most recent annual post-tax revenues in Brazil, up to the global amount of R$50,000,000. In addition, we may become liable for damages as a result of non-compliance with the obligations established under the LGPD. As a result, any failure to protect personal data that we process or other noncompliance with applicable law could result in material fines and disclosure obligations, elimination of personal data from our databases and the suspension of our activities, which could have a material adverse effect on our reputation and our results of operations.

Risks Relating to Argentina

Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls, devaluation, wages and taxes, restrictions on production, imports and exports, and governmental measures in response to the COVID-19 pandemic have had and could continue to have a material adverse effect on us. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition or results of operations, or the market price of the common shares and the BDRs.

The economic conditions of Argentina may affect the financial condition and results of operations of our Argentine subsidiary.

The financial condition and the results of operations of our Argentine subsidiary depend to a large extent on political, macroeconomic and regulatory circumstances in Argentina. The Argentine economy has experienced significant volatility in recent years, including several periods of low or negative growth and high and variable levels of inflation and devaluation. The Argentine economy is currently in recession, exacerbated by the global COVID-19 pandemic, which may result in increased inflation or further economic deterioration in Argentina. There can be no assurance that the condition of the Argentine economy will improve in the future. As a result, both the policies that could be adopted by the Argentine government and future economic, macroeconomic, regulatory, social and political circumstances or developments in Argentina could have a material adverse effect on the business, financial condition or results of operations of our local subsidiaries. The foregoing summary of Argentina’s economic conditions is not complete, and you should carefully consider prevailing conditions of Argentina’s economy before making an investment in us.

The impact of political developments in Argentina remains uncertain and could adversely affect the Argentine economy.

The government led by Alberto Fernández elected in October 27, 2019, took office on December 10, 2019. Since then, the Fernández administration has announced and introduced significant economic and policy reforms.

On December 21, 2019, the Argentine Congress approved the “Social Solidarity and Productive Reactivation Law”, which entered into force on December 23, 2019. This law declared a public emergency in economic, financial, fiscal, administrative, pension, tariff, energy, health and social matters, and introduced several tax changes in Argentina, such as income tax, personal assets tax, taxation on the purchase of foreign currency and export duties on certain services.

On December 13, 2019, the Fernandez administration published Decree 34/2019, which states the public occupational emergency for a period of 180 days and establishes the right of the affected workers to receive a double legal-mandated severance pay in case of dismissal without just cause. The Government went a step further amid the COVID-19 pandemic, and issued Decree No. 329/2020, restricting the ability to terminate employment with or without cause for 60 business days, prorogued it for 60 additional business days by Decree No.624/2020. Additionally, Decree 14/2020 established a minimum and uniform salary increase for all employees of the private sector.

The Argentinean government is under negotiations with the IMF to restructure the current debts of the Argentina with the IMF. No assurances can be made on whether the debt will be restructured or not. Any failure to restructure the debt can lead to a default scenario which could adversely affect the result of our operations and financial condition.

We can offer no assurances as to the policies that may be implemented by the Fernández administration, or that political developments in Argentina will not adversely affect the Argentine economy and our business, financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations.

Continuing inflation may have material adverse effects on the Argentine economy.

Argentina has faced and continues to face high inflationary pressures. Over the last few years, the Argentine government has implemented certain programs aimed at controlling inflation and monitoring the prices of many goods and services, including price agreements between the Argentine government and private sector companies. Inter-annual inflation recorded for the years 2018 and 2019 reached 47.6% and 53.8%, respectively, and inflation in 2020 was around 35% according to official information. The increase in salaries and public expenditure under the new administration could have a direct influence on inflation.

A high inflation economy could undermine Argentina’s cost competitiveness abroad if not offset by a devaluation of the Argentine peso, which could also negatively affect economic activity and employment levels. Freight under those contracts with clients from our Argentine subsidiary is denominated in U.S. dollars and is collected in Argentine pesos at the prevailing exchange rate. These contracts also include crew cost adjustment terms. Uncertainty about future inflation may contribute to slowdown or contraction in economic growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of our Argentine subsidiary could be affected by inflation and exchange rate volatility in the future. There can be no assurance that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Fernández administration to control inflation will be effective or successful.

Notwisthanding the economic environment in Argentina, including Argentina’s increase of its monetary base to finance public expenditures, and the resulting high inflationary as of December 31, 2020, we do not consider inflation to be a significant risk factor to our cost of doing business in the foreseeable future as the functional currency of our Argentine subsidiary is the U.S. dollar. In addition, the day-to-day operations of our Argentine subsidiary are dependent on the relative value of the Argentine peso to the U.S. dollar.

The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiary to make money remittances outside of Argentina.

In Argentina, since the amendment of the convertibility law in December 2001, the Argentine government has imposed several restrictions on the purchase of foreign currency in the exchange market and the transfer of funds outside of Argentina, substantially limiting the ability of companies to retain foreign currency or make payments abroad, including the distribution of dividends Beginning in December 2015, the Argentine government gradually eased such restrictions, until their complete lifting in 2017. However, on September 1, 2019 the Argentine government reinstated exchange controls and restrictions on transfers abroad. These new controls and restrictions currently apply with respect to access to the Argentine foreign exchange market for purchase of foreign currencies, the payment of external financial debts, the payment of dividends and corporate profits, payments of imports of goods and services, among other things, and impose the obligation to repatriate and settle the proceeds from exports of goods and services in Argentine pesos. In addition, the Argentine Central Bank established certain regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the restrictions set forth by the current foreign exchange control regulations.

As of the date hereof, the restrictions outlined above remain in place. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business in Argentina and results of operations of our Argentine subsidiary.

As a result of the foreign exchange control regulations in Argentina, our local subsidiaries may not be able to freely access the Argentine foreign exchange market to acquire U.S. dollars and from transferring funds outside of Argentina. Further, as part of the foreign exchange restrictions, an Argentine financial institution may at its absolute discretion refuse to carry out a transfer of funds out of Argentina or may request a formal approval from the Argentine Central Bank before proceeding with the transfer of funds out of Argentina.

Any operation that does not comply with the provisions of the foreign exchange regulations is subject to Law No. 19,359 of the Foreign Exchange Criminal Regime in Argentina.

The Argentine government could maintain these exchange controls, impose new controls, strengthen transfer restrictions or impose other requirements that may impair the ability of our local subsidiaries to access the foreign exchange market, acquire U.S. dollars, or transfer funds abroad of Argentina. Any or all of these actions could materially affect the ability of the local subsidiaries to transfer funds abroad, and therefore affecting our ability to service our debt and satisfy our obligations.

The Argentine government has made certain changes to its tax rules that affected our operations in Argentina in the past, and could further increase the fiscal burden on our operations in Argentina in the future.

The Argentine government has made certain changes to its tax rules that affected our operations in Argentina in the past, and could further increase the fiscal burden on our operations in Argentina in the future. If the Argentine government decides to alter the tax regime in Argentina, our results of operations and financial condition of our Argentine subsidiary could be materially and adversely affected.

Fluctuations in the value of the Argentine peso could adversely affect the Argentine economy, and consequently our results of operations in Argentina or the financial condition of our Argentine subsidiary.

The Argentine peso has suffered significant devaluations against the U.S. dollar in the past and has continued to devalue against the U.S. dollar in recent months. According to Argentina’s Central Bank, the Argentine peso depreciated approximately 14.3% against the U.S. dollar in 2012, 32.6% in 2013, 31.1% in 2014, 52.5% in 2015, 19.5% in 2016, 17.5% in 2017, 100% in 2018, 56% in 2019 and 41% in 2020.

The devaluation of the Argentine peso has had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt and has also led to very high inflation and significantly reduced real wages. If the Argentine peso is further significantly devalued, the Argentine economy and our business in Argentina could be adversely affected. In September 2019, foreign currency controls were reinstated in Argentina.

The success of any measures taken by the Argentine government to restore market confidence and stabilize the value of the Argentine peso is uncertain. Significant variations in the comparative value of the Argentine peso to the U.S. dollar could adversely affect our business in Argentina and the financial condition and results of operations of our Argentine subsidiary.

The Argentine economy could be adversely affected by economic developments in other global markets.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the EU, China and the United States) could have a material adverse impact on Argentina’s balance of trade and could adversely affect Argentina’s economic growth. Argentina may also be affected by other countries that have influence over world economic cycles. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it increasingly challenging and expensive to borrow capital and refinance existing debt, which could negatively affect their economic growth.

Future policies of the Argentine government may affect the economy as well as our operations in Argentina.

During the past years the Argentine government took several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as YPF, Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. Future expropriations, nationalizations or requisitions, as well as changes in taxation, laws, regulations or policies affecting foreign trade, investment, or others that may be adopted by the Fernandez administration could adversely affect our business in Argentina and the financial condition and results of operations of our Argentine subsidiary. For example, the Fernandez administration announced its intention to expropriate a seed trade company, and while certain initial steps were taken by the government, no further action was taken from the Argentine government to effect such expropriation.

Similar measures, such as mandatory renegotiation or modification of existing contracts among others, that may be adopted by the Argentine government in the future could also adversely affect our business in Argentina, financial condition and results of operations of our Argentine subsidiary.

Risks Relating to Uruguayan Free Zone Regulation

We may be materially and adversely affected in case of termination, non-renewal or non-extension of the tax incentives that benefit certain of our subsidiaries in Uruguay.

Certain of our subsidiaries in Uruguay are operating as direct free trade zone users under free zone user agreements with the Free Zones Division of the Uruguayan Department of Trade (“Free Zone User Agreements”), allowing them to operate in isolated public areas in Nueva Palmira, Uruguay, and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future Uruguayan national taxes including the Corporate Income Tax, Value-Added Tax and Wealth Tax. Other benefits that such subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users do not need to pay import and export tariffs to introduce goods from abroad to the free trade zone, to transfer or send such goods to other free trade zones in Uruguay or send them abroad. These Free Zone Agreements have been extended to 2046 and may be extended further until 2066 at our option.

In order to ensure the continuity of these incentives through the course of their terms, our subsidiaries must meet the Free Zone User Agreements or regulations governing free trade zones. However, our subsidiaries may lose all the tax benefits granted to them if the Uruguayan Department of Trade—Free Zones Division concludes that our subsidiaries breached or failed to comply with the Free Zone User Agreements or regulations governing free trade zones. As a result, we could be materially and adversely affected.

The following are some of the causes under which the Uruguay Department of Trade—Free Zones Division may terminate the Free Zone User Agreements prior to expiration: the non fulfilment of the obligations to improve the land, as per the terms of each Free Zone User Agreements; breaches of the terms of the Free Zone User Agreements or the Free Zone Act No. 15,921; violation of labor laws; failure to pay agreed fees to the Uruguayan authorities; failure to make required social security contributions; or the commission of illegal acts or acts expressly forbidden by the Free Zone User Agreements. Should our Uruguayan subsidiaries lose their free zone user status, they will not be able to operate as free zone users and therefore to operate their terminal facilities.

The right of the Uruguay Department of Trade—Free Zones Division to early terminate the Free Zone User Agreements is subject to an explanation on the specific factual and legal reasons in which such decision is based. Generic decisions will not be admissible, just like not all breaches by the free zone users will entitle the Uruguayan Department of Trade—Free Zones Division to early terminate the Free Zone User Agreements. Such a decision must therefore be proportional to the noncompliance’s nature.

There can be no assurance that the tax benefits and exemptions granted to our subsidiaries under the Free Zone User Agreements will be renewed after the expiration of the Free Zone User Agreements, that the Free Zone User Agreements will not be early terminated or that, if renewed or otherwise replaced, the terms of any new Free Zone User Agreements will provide for equivalent or more favorable terms and conditions than those currently in effect. We will be materially and adversely affected if tax incentives that benefit our subsidiaries or the Free Zone User Agreements providing for such incentives are terminated and we are not able to renew or replace them. Even if the Free Zone User Agreements are renewed, if they provide for tax incentives that are not as favorable to us as those currently in effect, we could suffer a material adverse effect.

Other Risks Relating to the Countries in which We Operate

Certain of the countries in which we operate or may in the future operate in have experienced, and may continue to experience or experience in the future, political, legal and economic instability. Our activities may be adversely affected by political or economic instability or changes in law relating to our industry (including as a result of the novel coronavirus (COVID-19). We operate in Argentina, Brazil, Uruguay, Paraguay and other markets. There can be no assurance that changes in the governments or laws of the jurisdictions in which we operate or in the regulatory environment for our industry or for foreign-domiciled companies in such jurisdictions will not occur, and such changes may result in a material adverse effect on our business, financial condition, results of operations and prospects.

We are an international company that is exposed to the risks of doing business in many different, and often less developed and emerging market countries.

We are an international company and conduct all of our operations outside of the United States, and we expect to continue doing so for the foreseeable future. These operations are performed in countries that are historically less developed and stable than the United States, such as Argentina, Brazil, Bolivia, Paraguay and Uruguay.

Some of the other risks we are generally exposed to through our operations in emerging markets include among others:

•	political and economic instability, changing economic policies and conditions, and war and civil disturbances;

•	recessions in economies of countries in which we have business operations;

•	frequent government interventions into the country’s economy, including changes to monetary, fiscal and credit policy;

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the impact of extraordinary external events, such as the current pandemic health event resulting from the novel coronavirus disease (COVID-19), and their collateral consequences, including labor shortages and government restrictions such as factory closures and restrictions on travel, resulting in the extended disruption of economic activity in our markets;

•

the imposition of additional withholding, income or other taxes, or tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;

•	the modification of our status or the rules and regulations relating to the international tax-free trade zone in which we operate our dry port;

•	the imposition of executive and judicial decisions upon our vessels by the different governmental authorities associated with some of these countries;

•	the imposition of or unexpected adverse changes in foreign laws or regulatory requirements;

•	longer payment cycles in foreign countries and difficulties in collecting accounts receivable;

•	difficulties and costs of staffing and managing our foreign operations;

•	compliance with anti-bribery laws; and

•	acts of terrorism.

These risks may result in unforeseen harm to our business and financial condition. Also, some of our customers are headquartered in South America, and a general decline in the economies of South America, or the instability of certain South American countries and economies, could materially and adversely affect us.

Our business in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success in international markets depends, in part, upon our ability to succeed in different legal, regulatory, economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that will be effective in each location where we do business. Furthermore, the occurrence of any of the foregoing factors may have a material adverse effect on our business and results of operations.

Changes in rules and regulations with respect to cabotage or their interpretation in the markets in which we operate could have a material adverse effect on our results of operations.

In the markets in which we currently operate, in cabotage or regional trades, we are subject to restrictive rules and regulations on a region by region basis. Our operations currently benefit from these rules and regulations or their interpretation. For instance, preferential treatment is extended in Argentine cabotage for Argentine flagged vessels or foreign flagged vessels operated by local established operators with sufficient Argentine tonnage, in accordance with applicable local law, under one to three years’ licenses, including our Argentine cabotage vessels. Changes in cabotage rules and regulations or in their interpretation may have an adverse effect on our current or future cabotage operations, either by becoming more restrictive (which could result in limitations to the utilization of some of our vessels in those trades) or less restrictive (which could result in increased competition in these markets).

Because we generate the majority of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in regional commerce with a variety of entities. Our revenues are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaraníes, Argentine pesos and Brazilian reais; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2019 and 2018 approximately 53.4% and 48.6%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee we will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be materially and adversely affected.

Risks Relating to Our Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the 2025 Notes and our other obligations.

At September 30, 2020, we had approximately $553.3 million in aggregate principal amount of debt outstanding. Our substantial debt could have important consequences to our business, including the following:

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our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes and our ability to satisfy our obligations with respect to the 2025 Notes may be impaired in the future, or such financing may not be available on favorable terms;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	it may be more difficult for us to satisfy our obligations to our lenders and noteholders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•

we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and that, as a result, may be better positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•

our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Further, we and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements governing the terms of our indebtedness permit us to incur substantial additional indebtedness in accordance with the terms of such agreements. We also may incur new indebtedness if we expand our business or purchase new vessels or for other purposes. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the 2025 Notes. In addition, the indenture governing the 2025 Notes does not prevent us from incurring obligations that do not constitute indebtedness as defined therein.

The agreements and instruments governing our debt contain restrictions and limitations that could significantly impact our ability to operate our business.

The indenture governing the 2025 Notes imposes significant operating and financial restrictions on us, including those that limit our ability to engage in actions that may be in our long-term interests. These restrictions, among others, may limit our ability to:

•	incur guarantees or additional indebtedness;

•	create certain liens on our assets;

•	make investments;

•	engage in mergers and acquisitions and sell all or substantially all of our properties or assets;

•	pay dividends or redeem capital stock;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	engage in sale and leaseback transactions;

•	sell vessels or other assets;

•	change the flag, class or commercial and technical management of our vessels that constitute collateral under the 2025 Notes; and

•	transfer or sell any of our vessels that constitute collateral under the 2025 Notes.

Therefore, we may be restricted from engaging in some corporate and commercial actions that we believe would be in the best interest of our business, which may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Any future credit agreement or other indebtedness may include similar or more restrictive provisions.

We are required to be in compliance with the covenants contained in the indenture governing the 2025 Notes. In addition, our future credit agreements may require that we maintain other specific financial covenants.

We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants and ratios. Events beyond our control, including changes in the economic and business conditions in the markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lender will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit agreements would prevent us from borrowing additional money under the facilities and could result in a default under them.

The 2025 Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing our Cabotage Business (the Elena H, Makenita H, Sara H and He Man H) owned by certain subsidiary guarantors (such guarantors, the (“Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor and (ii) an assignment by way of security of the Vale Port Contract (collectively, the (“Collateral”), and our future debt is likely to be secured by mortgages on our vessels, barges or ports, vessels under construction pursuant to shipbuilding contracts, guarantees by our subsidiaries and/or other related assets, such as assignments of insurances and earnings or some combination of the foregoing. If a default occurs under the 2025 Notes or future credit facilities, the lenders could elect to declare such debt, together with accrued interest and other fees and expenses, to be immediately due and payable and foreclose on the collateral, including our vessels, barges, ports or other assets securing that debt. In a case where a credit facility was used to finance the scheduled payments as they come due under shipbuilding contracts, such a default could result in default by us under the associated shipbuilding contract and possible foreclosure of our rights in the related newbuild. In addition, a payment default under a shipbuilding contract would give the shipyard the right to terminate the contract without any further obligation to finish construction and may give it rights against us for having failed to make the required payments.

Any loss of vessels or assets could significantly decrease our ability to generate positive cash flow from operations and, therefore, to service our debt. Moreover, if the holders of the 2025 Notes or lenders under a credit facility or other agreement in default were to accelerate the debt outstanding under that facility, it could result in a cross default under other debt. If all or part of our debt were to be accelerated, we may not have or be able to obtain sufficient funds to repay it upon acceleration. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, our success at keeping our costs low, our ability to successfully implement our overall business strategy and our charter rates. Any future credit agreement or amendment may contain similar or more restrictive covenants.

Our ability to generate the significant amount of cash needed to service our debt obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors, many of which may be beyond our control.

Our ability to make scheduled payments on, or to refinance our obligations under, our debt, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all, or that future borrowings will be available to us in amounts sufficient to enable us to service our indebtedness and any amounts borrowed under future credit facilities, or to fund our other liquidity needs.

We will use cash to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, our current liabilities may exceed our current assets. We may need to take on additional debt as we expand our fleet or port terminals, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes and our inability to service debt in the future could lead to acceleration of our debt and foreclosure on our owned vessels.

We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of indebtedness and the indebtedness incurrence restrictions imposed by the agreements governing our indebtedness, as well as prevailing market conditions. We could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our indebtedness service and other obligations.

The indenture governing the 2025 Notes restricts, and any agreements governing future indebtedness may restrict, our ability to dispose of assets and use the proceeds from any such dispositions. We cannot assure you we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet indebtedness service obligations when due.

If volatility in the London Interbank Offered Rate, or LIBOR, occurs, or if LIBOR is replaced as the reference rate under our debt obligations, it could affect our profitability, earnings and cash flow.

LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, there is uncertainty relating to the LIBOR calculation process, which may result in the phasing out of LIBOR in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow.

In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or “Committee,” a committee convened by the United States Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness. If LIBOR ceases to exist, the method and rate used to calculate our interest rates and/or payments on our debt in the future may result in interest rates and/or payments that are higher than, or that do not otherwise correlate over time with, the interest rates and/or payments that would have been applicable to our obligations if LIBOR was available in its current form, which could have a material adverse effect on our financial position, results of operations and liquidity. Our efforts described above may not prove successful. In addition, the overall financial market may be disrupted as a result of the phase-out.

The market values of our vessels may fluctuate significantly which could cause us to breach covenants in debt that we may incur.

Factors that influence vessel values include:

•	prevailing level of vessel contract rates;

•	number of newly constructed vessel deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	governmental and other regulations and changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global commodity supply and demand;

•	types and sizes of vessels;

•	development and viability of other modes of transportation and increase in use of other modes of transportation;

•	number of vessels of similar type and size currently on the market for sale;

•	lifetime maintenance records;

•	technological advances;

•	where the vessels were built and as-built specification;

•	the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;

•

the cost of retrofitting or modifying existing vessels to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise;

•	cost of newly constructed vessels;

•	governmental or other regulations; and

•	general economic and market conditions affecting the shipping industry.

If the market values of our owned vessels decrease, we may breach covenants contained in any existing or future credit facility. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on that debt. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and, therefore, service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the 2025 Notes.

If we experience specified changes of control, we would be required to make an offer to repurchase all of the 2025 Notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control could constitute a default under our existing or future indebtedness. Such indebtedness would be immediately due and payable in an event of default, including due to a change of control. As a result, following a change of control event, we would not be able to repurchase 2025 Notes unless we first repay any of our other indebtedness that contains such provisions, or obtain a waiver from the holders of such indebtedness to permit us to repurchase the 2025 Notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type.

Any requirement to offer to repurchase outstanding 2025 Notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. In addition, our failure to purchase the 2025 Notes after a change of control in accordance with the terms of the indenture would constitute an event of default under the indenture, which in turn may result in a default under our other indebtedness.

Our inability to repay certain indebtedness will also constitute an event of default under the indenture governing the 2025 Notes, which could have materially adverse consequences to us and our investors. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under any such indebtedness and the 2025 Notes. If we are unable to fulfill such debt obligations it could materially and adversely affect our financial condition and results of operations.

The international nature of our operations may make the outcome of any insolvency or bankruptcy proceedings or other exercise of remedies outside of bankruptcy difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and our subsidiaries are incorporated under the laws of the Republic of the Marshall Islands, Panama, Uruguay, Argentina, Paraguay, Brazil and the British Virgin Islands, and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations or assets in the United States. If we become a debtor under the U.S. bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations and assets would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

Further, in the event of a liquidation, bankruptcy or judicial reorganization in certain jurisdictions including Argentina, Brazil, Paraguay and Uruguay, certain statutory preferences, including post-petition claims, claims for salaries, wages, social security, taxes, court fees and expenses and claims secured by collateral, among others, will have preference over any other claims, including claims by any investor or creditor. In such event, enforcement of our obligations may be unsuccessful and the value of our common shares may deteriorate substantially or entirely.

In addition, the bankruptcy, insolvency, administrative, creditors right and other laws of the various jurisdictions of organization may be materially different from, in conflict with or less favorable than, each other and those of the United States in certain areas, including creditors’ rights, priority of creditors, the ability to obtain post-petition interest, fees and expenses or adequate protection and the duration of the insolvency proceeding. The application of these various laws in multiple jurisdictions could trigger disputes over which jurisdiction’s law should apply and could adversely affect the ability of the holders of our outstanding indebtedness to enforce their rights and to collect payment on such indebtedness and materially and adversely affect our financial condition and results of operations. See “Regulation—Bankruptcy and Restructuring.”

Risks Relating to Our Organizational Structure, the Offering, Our Common Shares and Our BDRs

The outbreak of communicable diseases worldwide, such as the current outbreak of novel coronavirus (COVID-19), can lead to greater volatility in the global capital markets and result in negative pressure on the world economy and the Brazilian economy, impacting the trading market for the common shares or the BDRs.

Outbreaks of diseases that affect public behavior, such as the current outbreak of novel coronavirus (COVID-19) and previous outbreaks of Zika virus; Ebola virus disease; avian influenza, or bird flu; swine influenza, or swine flu; Middle East Respiratory Syndrome, or MERS; and Severe Acute Respiratory Syndrome, or SARS, may have a material adverse impact on the global capital markets, on global industries, on the global, the U.S. and Brazilian economies, on our results of operations and on the trading market for the common shares and the BDRs. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, and individual countries have taken varying approaches to establish best practices for the prevention and treatment of COVID-19. As a consequence, the COVID-19 outbreak has resulted in restrictive measures relating to travel and movement being imposed by the governments of several countries in the face of the current widespread outbreak of the virus, including quarantines and lockdowns around the world. As a consequence of such measures, countries imposed restrictions on travel and public transport and required prolonged closure of workplaces and the closure of commercial business. Such restrictions have resulted in interruptions in the global supply chain and reduction of public consumption in general, which has resulted in volatility in the prices of raw materials and other inputs. Together, these factors have had a material adverse effect on the global economy and the U.S. and Brazilian economy alike.

Any material change in the financial markets or in the global and/or Brazilian and/or U.S. economies as a result of these world events may decrease the interest of domestic and foreign investors in investing in corporate securities, including the common shares and/or the BDRs, which may materially adversely affect the price or market value of such securities and may hinder our access to the capital markets and to financing generally, and there can be no assurance that future financing, if available, will be available on terms acceptable to us, which could have a material adverse effect on our results of operations in the future on acceptable terms.

We are incorporated in the Republic of the Marshall Islands, a country that does not have a well-developed body of corporate law, which may negatively affect the ability of public common shareholders to protect their interests.

Following the offering, our corporate affairs will be governed by our Articles of Incorporation and Bylaws and by the Republic of the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA resemble the provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, and the BCA is interpreted and construed by Delaware laws and the laws of other states with substantially similar legislative provisions. However, investors may have more difficulty protecting their interests in the face of actions by management, directors or controlling shareholders than they would in the case of a corporation incorporated in the State of Delaware or other U.S. jurisdictions.

Transformation into a listed public company will increase our costs and may disrupt the regular operations of our business.

We are currently a voluntary filer and not subject to the periodic reporting requirements of the SEC. Historically, we have prepared and filed financial statements in accordance with U.S. GAAP. Upon the closing of this offering, we will become obligated to file with the SEC annual and other reports in accordance with IFRS as issued by the IASB. We will also be required to ensure that we have the ability to prepare financial statements on a timely basis that fully comply with all SEC reporting requirements and maintain effective internal controls over financial reporting.

The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Additionally, we expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. In addition, failure to comply with any laws or regulations applicable to us as a public company may result in legal proceedings and/or regulatory investigations, and may cause reputational damage. Any of these effects could harm our business, financial condition and results of operations.

Reduced reporting and disclosure requirements applicable to us as an emerging growth company could make our common shares and BDRs less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ordinary shares, including ordinary shares represented by BDRs, held by non-affiliates exceeds $700 million as of the end of our second fiscal quarter before that time, in which case we would no longer be an emerging growth company as of the following December 31 (the last day of our fiscal year). Emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies We cannot predict if investors will find our common shares and BDRs less attractive because we may rely on these exemptions. If some investors find our common shares or BDRs less attractive as a result, there may be a less active trading market for our common shares or BDRs and the price of our common shares or BDRs may be more volatile.

We may be a “controlled company” within the meaning of the Nasdaq listing standards and, as a result, may qualify for exemptions from certain corporate governance requirements. If we qualify as a “controlled company,” you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After this offering, our common shares will be listed on the Nasdaq and, as a result, we will be subject to its corporate governance listing standards. However, a listed company that meets the exchange’s definition of “controlled company” (i.e., a company of which more than 50% of the voting power with respect to the election of directors is held by a single entity or group), may elect not to comply with certain of these requirements. Consistent with this, if we continue to be a controlled company following our listing on Nasdaq, we may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our board of directors consist of independent directors and that director nominees be selected or recommended to the board entirely by independent directors.

Following this offering, we could rely on some or all of these exemptions. Accordingly, you would not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq. Even if we are not a “controlled company,” Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country, which differ from Nasdaq corporate governance standards.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and frequent reporting than that of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year.

Foreign private issuers also are exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Under Brazilian law, we are a foreign company, subject to foreign law, and the Brazilian Corporation Law does not apply to us.

Navios South American Logistics Inc. is a corporation established in accordance with the laws of the Republic of the Marshall Islands and, consequently, our corporate activities are governed by the laws of the Republic of the Marshall Islands. Because we are a foreign private issuer under U.S. law, certain laws and regulations of the United States apply to us. Law No. 6,404 of December 15, 1976, as amended (the “Brazilian Corporations Law”) does not apply to us. As a result, capital increases, shareholders’ rights and obligations, including voting rights, preemptive rights, dividend distributions, attendance at general meetings, the election of our board of directors, conflicts of interest, and other aspects of our corporate governance and the rights of our shareholders are governed by the laws of the Republic of the Marshall Islands and by the applicable rules of Nasdaq, which differ from Brazilian laws.

We are a majority-owned subsidiary of Navios Holdings, through which significant controlling shareholders, along with members of our management team, may exert considerable influence over our actions in ways that may not serve the interests of investors.

Navios Holdings, through its wholly owned subsidiary, Navios Corporation, and Sinimalec, through its wholly owned subsidiary, Peers, are our significant shareholders. Navios Holdings currently owns 63.8% of our common shares outstanding, and Angeliki Frangou, our Chairman, currently beneficially owns approximately 31.4% of the outstanding common shares of Navios Holdings. Peers, which is owned by Claudio Pablo Lopez, our Chief Executive Officer, Horacio Enrique Lopez, our Chief Operating Officer—Shipping Division, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division, currently owns 36.2% of our outstanding common shares. Following the consummation of this offering, Navios Holdings, Ms. Frangou and Peers will own approximately    %,    % and    % of our common shares outstanding, respectively (or    %,    % and    %, respectively, after the consummation of this offering if the overallotment option is exercised). Navios Holdings and Peers are expected to continue to have the power to control our actions and the outcome of matters on which our shareholders are entitled to vote, including payment of dividends, related party transactions, strategic transactions, among other matters. Navios Holdings, Ms. Frangou and the Lopez family may pursue interests different from the interest of other holders of our common shares or BDRs holders in determining these matters.

We have meaningful relationships with Navios Holdings and Navios Shipmanagement, and we depend on them for certain services and benefit from their global networks to obtain competitive financing. If their financial condition deteriorates or conflicts of interest arise or if our relationship with Navios Shipmanagement ends or is significantly altered, our business and results of operations could be materially and adversely affected.

We have a strategic relationship with Navios Holdings, which has broad experience and a global network of relationships in the maritime industry, and with Navios Shipmanagement, a former subsidiary of Navios Holdings currently controlled by our Chairman, which provides us with administrative and other services in the operation of our business as discussed more fully below. We believe our relationships with Navios Holdings and Navios Shipmanagement, including our ability to leverage their network of relationships, including relationships with commercial and other banks, will enable us to engage in innovative financing and to access debt and capital markets financing on favorable terms. We believe that we can use our relationship with Navios Holdings and Navios Shipmanagement, and their established business reputations, in order to obtain favorable long-term time contracts and attract new customers. If our relationships with either of Navios Holdings or Navios Shipmanagement end or are significantly altered, or if their financial condition deteriorates, our business, results of operations and financial position could be materially and adversely affected.

On August 29, 2019, we entered into an assignment agreement with Navios Corporation and Navios Shipmanagement, whereby the administrative services agreement originally entered into between us and Navios Holdings on April 12, 2011, first assigned to Navios Corporation on May 28, 2014 and subsequently amended on April 6, 2016 to extend the duration of the agreement until December 2021 (as amended, the “Administrative Services Agreement”), was assigned from Navios Corporation to Navios Shipmanagement. On August 30, 2019, Navios Holdings announced that it sold its ship management business, including Navios Shipmanagement, to N Shipmanagement Acquisition Corp., an entity affiliated with Angeliki Frangou. We cannot be certain that Navios Shipmanagement will not have conflicts of interest. Even considering our efforts to enter into transactions with affiliated persons and other related parties at rates and on terms as favorable to us as would be charged by unrelated parties, and that certain of our debt agreements will prohibit us from entering into transactions with our affiliates on terms that are materially less favorable to us than those that would have been obtained in comparable transactions with unrelated parties, there will always be an inherent conflict of interest between our interests and those of our affiliates and related parties, including Ms. Frangou and Navios Shipmanagement.

Pursuant to the Administrative Services Agreement, Navios Shipmanagement will continue to provide certain services to us, including bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and integration of any acquired businesses and will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. We rely on Navios Shipmanagement to perform obligations under the Administrative Services Agreement. If we undergo a change of control, Navios Shipmanagement may terminate the Administrative Services Agreement upon 120 days’ notice. If the Administrative Services Agreement is terminated or our relationship with Navios Shipmanagement ends or is significantly altered, we may not have access to these services or be able to capitalize on Navios Shipmanagement’s global network of relationships to source acquisitions, obtain competitive debt financing and engage in innovative financing and could incur operational difficulties or losses. In addition, we may not benefit from the same financial flexibility our association with which Navios Shipmanagement provides us and, as a result, may not be able to access debt financing on favorable terms, or at all. See the section entitled “Certain Relationships and Related Party Transactions—Administrative Services Agreement.”

Certain of our directors, officers, and principal shareholders are affiliated with entities engaged in business activities similar to those conducted by us which may compete directly with us, causing such persons to have conflicts of interest.

Some of our directors, officers and principal shareholders have affiliations with entities that have similar business activities to those conducted by us. Our controlling shareholder, Navios Holdings, is a global seaborne shipping and logistics company which operates numerous businesses focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. In addition, certain of our directors are also directors of shipping companies and they may enter similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliation with us.

Our success depends upon our management team and other employees, and if we are unable to attract and retain key management personnel and other employees, our results of operations may be negatively impacted.

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to retain them. In particular, many members of our senior management team, including our Chairman, our Chief Executive Officer, our Chief Financial Officer, our Chief Operating Officers and our Chief Commercial Officer, have extensive experience in the logistics and shipping industries. If we were to lose their services for any reason, it is not clear whether any available replacements would be able to manage our operations as effectively. The loss of any of the members of our management team could impair our ability to identify and secure vessel contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete. We do not maintain key man insurance on any of our officers. Further, the efficient and safe operation of our fleet and ports requires skilled and experienced crew members and employees. Difficulty in hiring and retaining such crew members and employees, including as a result of public health or safety concerns and governmental restrictions caused by the recent pandemic outbreak of the novel coronavirus disease (COVID-19), could adversely affect our results of operations.

We are a holding company, and depend entirely on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company, and as such we have no significant assets other than the equity interests of our subsidiaries. Our subsidiaries conduct all of our operations and own all of our operating assets. As a result, our ability to service our indebtedness, pay dividends and make other distributions to our common shareholders and satisfy our obligations depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization. For example, our subsidiaries’ future credit agreements may contain significant restrictions on the ability of our subsidiaries to pay dividends or make other transfers of funds to us. Further, some countries in which our subsidiaries are incorporated require our subsidiaries to receive central bank approval before transferring funds out of that country. If we are unable to obtain funds from our subsidiaries, we will not be able to service our debt, pay dividends and make other distributions to our common shareholders and satisfy our obligations unless we obtain funds from other sources, which may not be possible.

We may be subject to a change of control, which could result in a disruption in our operations that could adversely affect our business, financial condition and results of operations or otherwise conflict with your interests as a holder of common shares or BDRs.

We are controlled by Navios Holdings, which currently owns 63.8% of our common shares and will own approximately    % of our common shares following the consummation of this offering. All of our common shares held by Navios Corporation, a wholly-owned subsidiary of Navios Holdings, have been pledged in support of certain indebtedness incurred by Navios Holdings (which pledge will be released as to the common shares, including the common shares represented by BDRs sold by Navios Corporation in this offering). If Navios Holdings fails to fulfill its obligations under the agreements governing its indebtedness, then Navios Holdings’ bondholders may foreclose on our common shares that Navios Corporation has pledged, which could result in a change of control of Navios Logistics. See “Principal and Selling Shareholders.” In such event, any new controlling party may have a different philosophy, be less experienced in the logistics business or the markets in which we operate, replace or cause the resignation of our directors and executive officers or be unsuccessful in identifying growth opportunities. Further, any such new controlling party may have interests that are different from yours, may vote in a way with which you disagree and which may be adverse to your interests and may hold interests in businesses that compete directly or indirectly with us or supply us with goods and services. Any of the foregoing could have a material adverse effect on our business, financial condition and operating results and the ability of our investors to protect their interests. See “Principal and Selling Shareholders.”

The price of our common shares and BDRs may be volatile, and investors in our common shares or BDRs could lose all or part of their investment.

The following factors could cause the price of our common shares and BDRs in the public market to fluctuate significantly:

•	variations in our quarterly operating results;

•	changes in market valuations of companies in our industry;

•	global market volatility relating to the recent pandemic outbreak of the novel coronavirus disease (COVID-19);

•	growth or downturn of the U.S. or Brazilian economies, or the other markets in which we operate;

•	fluctuations in stock market prices and volumes;

•	issuance of common shares or other securities in the future;

•	the addition or departure of key personnel;

•	announcements by us or our competitors of new business or trade routes, acquisitions or joint ventures; and

•	the other factors discussed elsewhere in this prospectus.

Volatility in the market price of our common shares and BDRs may prevent you from being able to sell the common shares or BDRs you purchase at a price or above the price you pay for the common shares or BDRs you purchase in this offering. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies’ equity securities. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and company resources and could have a material effect on our business, financial condition and operating results.

The development and perception of risk in other countries, especially countries in emerging markets, may adversely affect the market price of the common shares and BDRs.

The market value of the securities of companies operating in South America is affected to varying degrees by economic and market conditions both in South America and in other countries, including countries considered to be emerging markets. Investor reactions to one country may cause volatility in the capital markets of other countries, affecting our operations. Adverse events or economic circumstances in South America or in emerging markets generally may trigger significant outflows of resources and reduce foreign investment in otherwise unrelated markets. Economic or political events in South America or other emerging markets (including as a result of the novel coronavirus (COVID-19) can significantly affect the perception of risks inherent to investment in the region and could have an adverse effect on the market value of our securities.

The South American economy is also affected by international economic and market conditions in general, and especially by market conditions in the United States. For example, stock prices on B3 have historically been affected by fluctuations in interest rates and stock exchange indices in the United States. Events in other countries and capital markets (including as a result of the novel coronavirus (COVID-19) may have an adverse effect on the market price of the common shares and BDRs, which may diminish our ability access the capital markets or obtain financing for our operations.

Our common shares and BDRs have never been publicly traded. An active market for our common shares or BDRs may not develop and the volatility and lack of liquidity of our securities, or difficulties in converting your common shares into BDRs, may substantially limit your ability to trade our common shares or BDRs at the desired price and time.

Prior to the offering, there has been no public market for our common shares or BDRs. Although we intend to apply for our common shares to be admitted for listing on Nasdaq and intend to apply for our BDRs to be admitted for listing on the B3, an active trading market for our common shares and BDRs may not develop or, if developed, may not be maintained.

In addition, it is possible that an active trading market may develop for our BDRs, and not our common shares (issued not in the form of BDRs). If this were to occur, holders of our common shares not in the form of BDRs may be substantially limited in their ability to trade such common shares, particularly to the extent that they are unable to convert their common shares into BDRs or able to access the market for our BDRs on the B3. Investors may purchase common shares on Nasdaq to be held in custody for the issue of BDRs in Brazil. The BDR Depositary will issue the BDRs after receiving confirmation from the custodian of receipt of the common shares, payment of all fees due in connection with the issuance of the BDRs, a foreign exchange agreement in conformity with the BDR program certificate registered with the Brazilian Central Bank and the broker certificate evidencing the purchase of our common shares abroad. See “Description of Brazilian Depositary Receipts—Deposit Agreement—Issuance and Cancellation of BDRs.”

Investing in securities traded in emerging markets like Brazil, such as the BDRs, involves greater risk than in other markets where the political and economic environments are more stable, and such investments are generally considered more speculative in nature. These investments are subject to economic and political risks including, among others: (i) changes in the regulatory, tax, economic and political environments that could affect your ability to earn a return on, let alone recover any part of, your investments; and (ii) restrictions on foreign investment and the repatriation of the capital invested. The value of BDRs as well as our common shares not in the form of BDRs (notwithstanding these being traded outside of Brazil) may be adversely affected by such considerations.

The Brazilian securities markets are substantially smaller, less liquid, more volatile and more concentrated than major international securities markets, such as that of the United States. For example, at December 31, 2020, the market capitalization of all the companies listed on the B3 represented approximately R$5.1 trillion and an average daily trading volume of approximately R$29.8 billion, according to data from the B3. The Brazilian securities market is significantly concentrated, such that the 10 most traded shares on the B3 were responsible for approximately 38% of the total volume of shares traded on the B3 in 2019, while Nasdaq had a market capitalization of approximately $20.8 trillion at December 31, 2020, and an average daily trading volume of $52.1 billion at December 31, 2020. Such market characteristics may substantially limit the capacity of holders of our BDRs to sell them at the price and time, which they want to sell them, and this may negatively affect the market price of our BDRs. If an active trading market is not developed or maintained, the trading price of our BDRs could suffer. Additionally, the B3 may be regulated differently than other markets, which may limit BDR holders’ capacity to sell their equity at a certain time and price. Furthermore, the Brazilian underwriters and international underwriters have informed us that while they intend to facilitate secondary market trading by making a market in our BDRs, they are not obligated to make a market in our BDRs and may discontinue market-making activities at any time. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to the underwriting discount and related offering expenses.

The sale, or the perception of potential sales, or dispositions for any reason, of a substantial number of our common shares, including in the form of BDRs, including by our controlling shareholders following the offering could adversely affect the market price for our common shares and BDRs in the secondary market. Further, such sales, to the extent they are executed by a shareholder, will not raise capital for us.

Sales of a substantial number of our common shares, including in the form of BDRs, following the offering could adversely affect the prevailing market price for our common shares and BDRs. We, the selling shareholders and our current directors and executive officers have agreed not to issue, exchange, encumber, offer, sell, buy, contract the sale, transfer or otherwise dispose of any additional common shares or BDRs or any options or warrants regarding our common shares or BDRs, or any securities convertible into, exchangeable for or exercisable for, our common shares or BDRs or representing a right to receive our common shares or BDRs until 180 days after the first day of trading, subject to certain exemptions. See “Underwriting—Lock-up Agreements.” However, after expiration of the lock-up period, we and our current directors and executive officers may sell common shares or BDRs in the public market. The price of our common shares and BDRs may significantly decrease if such persons sell our common shares or BDRs, or if the market believes that they have the intention to sell such common shares or BDRs, which may adversely affect the market value of our common shares and BDRs. Navios Corporation has pledged all of its common shares in us for the benefit of holders of certain indebtedness incurred by Navios Holdings (which pledge will be released as to the common shares, including common shares represented by BDRs, sold by Navios Corporation in this offering) and such pledged shares are not restricted by the lock-up agreements. See “—We may be subject to a change of control, which could result in a disruption in our operations that could adversely affect our business, financial condition and results of operations or otherwise conflict with your interests as a holder of our common shares or BDRs.” and “Principal and Selling Shareholders.”

Some provisions of our charter documents may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders, and may prevent attempts by our shareholders to replace or remove our current management.

Following the 2021 Amendments (as defined below under the heading “Description of Share Capital”), provisions in our Articles of Incorporation and Bylaws could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our shareholders, including transactions in which shareholders might otherwise receive a premium for their shares. See “Description of Share Capital.” These provisions include:

•	establishing a classified board of directors such that not all members of the board are elected at one time;

•	allowing the total number of directors to be determined exclusively by resolution of our board of directors and granting to our board the sole power to fill any vacancy on the board;

•	limiting the ability of shareholders to remove directors without cause;

•	prohibiting shareholder action by written consent (and, thus, requiring that all shareholder actions be taken at a meeting of our shareholders);

•	eliminating the ability of shareholders to call a special meeting of shareholders;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at annual shareholder meetings; and

•

requiring the approval of the holders of at least two-thirds of the voting power of all outstanding shares entitled to vote thereon, voting together as a single class, to amend or repeal our Articles of Incorporation or Bylaws.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for shareholders to elect directors of their choosing and cause us to take corporate actions other than those our shareholders desire.

We may need to raise additional funds in the future, which may not be available on acceptable terms or at all. Should we decide to raise additional capital through an offering of common shares or BDRs, your participation in our share capital may be diluted.

We may need to issue debt or equity in order to obtain additional public or private financing. If we decide to raise additional capital through a public or private offering of our common shares or BDRs or other securities convertible, exchangeable or that may otherwise grant a right to subscribe common shares or BDRs issued by us, your participation in our share capital may be diluted. Furthermore, any additional resources that we may require in the future may not be available under favorable conditions, or at all.

The price for our common shares and BDRs may exceed the book value of our common shares or BDRs after the consummation of this offering. See “Dilution.” For the purpose of any subsequent calculation of net book value, any premiums paid by investors would be aggregated with other tangible assets and attributed to the total number of outstanding common shares or BDRs following completion of the offering. If this occurs, investors acquiring our common shares or BDRs in this offering would accordingly suffer an immediate and significant decline in the book value of their investment. In addition, in the event that we need to obtain additional capital for our operations by issuing new shares, any such issuance may be made at a value below the book value of our common shares on the relevant date. In that event, investors subscribing for or acquiring our common shares or BDRs in this offering would suffer an immediate and significant dilution in relation to future transactions on the capital markets. If we are unable to access additional capital or fail to obtain satisfactory terms, our growth and access to future business opportunities may be restricted, which could adversely affect our business, financial condition, results of operation, and, consequently, the price of our common shares and BDRs.

Fluctuations in exchange rates against the U.S. dollar and the currencies of the countries in which we operate may adversely affect our financial condition and the market price of our common shares and BDRs.

We conduct operations in several currencies, including those of Argentina, Brazil, Uruguay and Paraguay. Most of our expenses are indexed to the local currencies of each country in which we operate. The charter fees we charge, in turn, are calculated with reference to the U.S. dollar; therefore, the majority of revenues are earned in U.S. dollars. As a result, we are exposed to foreign exchange risk. A devaluation of the U.S. dollar against the currencies of the countries in which our products and services are sold may have a negative impact on our revenues, while costs and expenses in local currency become relatively more expensive. Such exchange rate fluctuations may adversely affect our results of operations.

The currency translation adjustments required in relation to the preparation of our Audited Consolidated Financial Statements could result in the recognition of exchange differences. The functional currency of our Audited Consolidated Financial Statements is the U.S. dollar, while our subsidiaries’ revenues are often denominated in local currencies, and our results are converted into Brazilian reais for publication to investors in Brazil. Any fluctuations in the Brazilian real against the U.S. dollar or the functional currencies of our subsidiaries will affect our Audited Consolidated Financial Statements. Currencies in Argentina, Brazil, Uruguay and Paraguay fluctuate significantly against the U.S. dollar and may impair the comparability of results from one period to the next.

Future fluctuations in the value of local currencies against the U.S. dollar may occur in the countries in which we operate, and if these fluctuations occur in one of the countries or in a combination of the countries in which we operate, our business, financial condition, results of operations and prospects, as well as the market price of the common shares and BDRs, may be adversely affected

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our capital stock must come from increases in the fair market value and trading price of the common shares and BDRs.

Unlike Brazilian companies, we are not obligated by the terms of our Bylaws or BCA to pay a minimum amount of dividends to our shareholders or BDR holders. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and, following our initial public offering, we do not intend to pay cash dividends in the foreseeable future following our initial public offering. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant. Therefore, any return on your investment in our capital stock must come from increases in the fair market value and trading price of the common shares and BDRs. See “Dividends and Dividend Policy.”

Restrictions on the movement of capital, on distributions of dividends and changes in tax laws in the jurisdictions in which we and our subsidiaries are incorporated or operate may adversely affect your ability to receive dividends or other distributions to common shareholders on, or the proceeds of any sale of, our BDRs, as well as the ability of our subsidiaries to remit dividends and other distributions to us and ultimately to our common shareholders.

We and our subsidiaries are incorporated and operate in various jurisdictions, including the Republic of the Marshall Islands, Panama, Uruguay, Argentina, Paraguay, Brazil and the British Virgin Islands. While it is our present intention to retain any earnings for use in our business operations and, accordingly, we do not anticipate the board of directors declaring any dividends in the foreseeable future following our initial public offering, the governments in these jurisdictions may impose restrictions on (i) the conversions of local currencies into foreign currencies, (ii) the remittances to foreign investors of proceeds from their investments and (iii) the distribution of dividends and other distributions to common shareholders in those jurisdictions. Any imposition of such restrictions could hinder or prevent (i) us from receiving dividends and other distributions from our subsidiaries and (ii) holders of our BDRs from converting into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from any sale of BDRs. As a result, such restrictions could reduce the market prices of our BDRs. In addition, increased taxation of any dividends or other distributions in those jurisdictions might negatively affect your return of investment in our BDRs.

Pursuant to Brazilian law, we may amend our deposit agreement in respect of the BDRs and the rights of BDR holders by means of an agreement with the BDR Depositary and without the consent of BDR holders.

Pursuant to Brazilian law, we may amend the Deposit Agreement and the rights of BDR by means of an agreement with the BDR Depositary and without the consent of BDR holders. In that case, even if the amendment or change is materially adverse to the rights of BDR holders, it will become effective and the BDR holders will not be able to challenge such amendment.

Holders of our BDRs registered in a nominee account may not be able to exercise voting rights as readily as a shareholder.

Holders of BDRs are not and will not be considered to be holders of our common shares and are not entitled to attend or vote at meetings of our shareholders. We have agreed with the BDR Depositary that upon receipt by the BDR Depositary of notice of any meeting of our shareholders, the BDR Depositary will publish notice of such meeting for the holders of BDRs, requesting instructions by a specified date from the holders of BDRs as to the voting of our common shares represented by their BDRs. In order to direct the voting of any such shares, holders of BDRs must deliver instructions to the BDR Depositary by the specified date. Neither we nor the BDR Depositary can guarantee that you will see the published notice in time to instruct the BDR Depositary as to the voting of our common shares represented by your BDRs and it is possible that you will not have the opportunity to direct the voting of any shares. For more information, see “Description of Brazilian Depositary Receipts—Cancellation of Registration Before the CVM.”

Current B3 rules do not allow foreign companies, like us, to adhere to its corporate governance rules, and therefore holders of our BDRs and common shares will not benefit from the corporate governance practices imposed by the B3 corporate governance rules.

In 2000, the B3 introduced three special listing segments, known as Level 1 and 2 of Differentiated Corporate Governance Practices and the New Market (“Novo Mercado”), aimed at fostering a secondary market for securities issued by Brazilian companies with securities listed on the B3 by prompting such companies to follow good practices of corporate governance.

These listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian laws and regulations.

The B3 corporate governance rules are seen as an extension of the Brazilian corporation law and, as such, are not tailored to corporations not governed by the Brazilian corporation law. We are a corporation governed by Republic of the Marshall Islands corporate law and, a result, we cannot adhere to the B3’s Novo Mercado rules. Therefore, as our investor, you may be afforded less protection by the Novo Mercado rules than as an investor in a company covered by these rules.

There are no specific rules relating to the delisting of our BDRs from the B3 or the delisting of our common shares from Nasdaq.

We may decide to delist our BDRs from the B3 or to delist our common shares from Nasdaq. In such case, we cannot guarantee that we or our controlling shareholders will make a public offering for the acquisition of our BDRs, our underlying common shares or our common shares on terms and conditions that meet the expectations of the BDR holders and shareholders, who in any case will not be able to prevent us from deregistering from the CVM and delisting our BDRs from B3 or delisting our common shares from Nasdaq.

The participation of institutional investors that are deemed Linked Persons (Pessoas Vinculadas) in the bookbuilding process may distort the price per BDR or the price per common share in the offering, and investment in our BDRs by institutional investors that are Linked Persons may result in reduced liquidity of BDRs in the secondary market, especially if our common shares and BDRs are placed on a priority basis with the common shareholders.

The price per common share and per BDR will be determined following a bookbuilding process. Pursuant to applicable Brazilian regulations, the purchase orders of institutional investors that are Linked Persons may be accepted up to a limit of 20% of our BDRs initially offered (without taking into account “hot issues” and “over-allotment shares”). In the event that demand for our BDRs offered hereby exceeds one-third of the number of BDRs offered hereby (without taking into account “hot issues” and “over-allotment shares”), BDRs cannot be placed with institutional investors that are Linked Persons, and their purchase orders will be automatically cancelled.

The participation of institutional investors that are Linked Persons in the bookbuilding process may adversely affect determination of the offering price per BDR, and could in turn affect the offering price per common share, and investment in BDRs by institutional investors that are Linked Persons may have an adverse effect on the liquidity of our BDRs, in particular if our BDRs are placed on a priority basis with the common shareholders.

Derivative transactions, including hedges and total return swaps, may influence the demand and price of common shares and BDRs.

The Brazilian underwriters, the international underwriters and their affiliates may enter into hedging transactions backed by our common shares or BDRs (including total return swap operations) with third parties, as permitted by applicable law. These hedging transactions may have an adverse effect on the demand and, consequently, the price of our common shares and BDRs.

Holders of BDRs may be subject to additional risks related to holding BDRs rather than shares.

Because holders of BDRs do not hold their shares directly, they are subject to the following additional risks, among others:

•	a holder of BDRs will not be treated as one of our direct common shareholders and may not be able to exercise shareholder rights;

•

Dividends on the common shares represented by the BDRs will be paid to the BDR Depositary, and before the BDR Depositary makes a distribution to holder on behalf of the BDRs, withholding taxes or other governmental charges, if any, that must be paid will be deducted;

•

we and the BDR Depositary may amend or terminate the Deposit Agreement without the consent of holders of the BDRs in a manner that could prejudice holders of BDRs or that could affect their ability to transfer BDRs, among others; and

•	the BDR Depositary may take other actions inconsistent with the best interests of holders of BDRs.

If we were treated as a “passive foreign investment company” for U.S. federal income tax purposes (a “PFIC”), U.S. persons that own our common shares would be subject to adverse U.S. federal income tax consequences.

In general, we will be a PFIC for any taxable year in which either: (i) at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or (ii) at least 50% of the quarterly average value of the gross assets held by us during such taxable year produce, or are held for the production of, passive income. For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any subsidiary corporation in which we own at least 25% of the value of the subsidiary’s stock.

Based on our current and projected methods of operations and our current estimates of, and our current projections and expectations regarding, the nature and composition of our income and the nature and valuation of our assets, we intend to take the position, to the extent we are required to do so, that we will not be a PFIC for our current taxable year and that we will not become a PFIC in the foreseeable future, although there can be no assurances in this regard. We express no belief regarding our PFIC status with respect to any U.S. Holder that acquired common shares or BDRs prior to this offering.

We believe that there is a significant amount of legal authority consisting of the Code, legislative history, IRS pronouncements and rulings supporting our position that the income from our port terminal, time charter and voyage charter operations constitutes services income (rather than rental income). However, this authority is in other contexts and there is no direct legal authority under the PFIC rules addressing whether income from port terminal, time charter or voyage charter operations is services income or rental income (or otherwise constitutes passive income), and there is also contrary authority in other contexts, including authority that treats certain types of income we earn as rental income. In addition, the applicability of the relevant legal authorities to our business and organizational structure is not entirely clear and is subject to differing interpretations. It is possible that the IRS or a court may take the position that the income from our port terminal, time charter and voyage charter operations constitutes rental income (or otherwise constitutes passive income) for purposes of the PFIC rules, and that such a position may be sustained.

In any case, the determination of whether we are a PFIC is a fact-intensive determination that includes ascertaining the fair market value of all of our assets and the character of each item of income we earn. This determination is made annually and cannot be completed until the close of a taxable year. It will depend upon the portion of our assets (including goodwill) and income that are characterized as passive under the passive foreign investment company rules. In this regard, because we will value our goodwill based on the market value of our equity for these purposes, a decrease in the price of our common shares may also result in our becoming a PFIC. The composition of our income and assets will also be affected by how, and how quickly, we use the cash generated by our business operations and any net proceeds that we receive from this offering and any future offerings or other financing transactions. In addition, although we intend to conduct our affairs in a manner to avoid being treated as a PFIC with respect to any taxable year, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future. and that we will not become a PFIC. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition or a decline in the market value of our equity. Thus, no assurance can be given that we are not, or will not become, treated as a PFIC.

If we were treated as a PFIC, a “U.S. Holder” (as defined under “Certain U.S. Federal Income Tax Considerations” in this prospectus) of our common shares or BDRs would be subject to adverse U.S. federal income tax consequences, including increased tax liability. In addition, for each year during which we were treated as a PFIC, a U.S. Holder of our common shares or BDRs would generally be required to file IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return to report certain information concerning its ownership of our common stock. Each U.S. Holder of our common shares or BDRs should consult its own tax advisor regarding the PFIC rules and should read the discussion under “Certain U.S. Federal Income Tax Considerations—PFIC Status and Significant Tax Consequences” in this prospectus.

U.S. persons that own 10% or more of our equity interests may be subject to adverse U.S. federal income tax consequences under rules applicable to U.S. shareholders of controlled foreign corporations.

A non-U.S. corporation generally will be classified as a controlled foreign corporation for U.S. federal income tax purposes (a “CFC”) if U.S. persons (including, for this purpose, U.S. partnerships or other entities classified as U.S. partnerships for U.S. federal income tax purposes) that each own 10% or more of the equity (by vote or value), directly, indirectly or constructively, of such corporation (each a “10% U.S. Shareholder”) together own more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. The CFC rules provide that, for purposes of determining whether our non-U.S. subsidiaries are classified as CFCs, our U.S. subsidiary, Navios Logistics (US) Inc., is treated as the constructive owner of 100% of the equity interests of our non-U.S. subsidiaries (the so-called “downward attribution” rule). Accordingly, our non-U.S. subsidiaries are classified as CFCs. In addition, under the downward attribution rule, U.S. subsidiaries of Navios Holdings are treated as the constructive owners of the equity interests in us that are directly or indirectly owned by Navios Holdings. Accordingly, we have been classified as a CFC for the periods prior to this offering and will be classified as a CFC following this offering if more than 50% of our equity interests are owned, directly, indirectly or constructively, by Navios Holdings and/or other 10% U.S. Shareholders of our equity. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences that may result from us or our non-U.S. subsidiaries being classified as CFCs.

The U.S. federal income tax consequences for U.S. Holders (including, for this purpose, U.S. partnerships or other entities classified as U.S. partnerships for U.S. federal income tax purposes) who at all times are not 10% U.S. Shareholders would not be affected by the CFC rules. However, a U.S. Holder that is a

10% U.S. Shareholder would generally be subject to current U.S. federal income taxation on its pro rata share (based solely on its direct or indirect ownership of our equity) of our subsidiaries’ (and our, if we were a CFC) so-called “subpart F” income and “global intangible low-taxed income” (subject to applicable rules), regardless of whether such 10% U.S. Shareholder receives any actual distributions. In addition, if we were classified as a CFC, a portion of any gains realized on the sale of our common shares or BDRs by a U.S. Holder that is a 10% U.S. Shareholder may be treated as ordinary income. A U.S. Holder that is a 10% U.S. Shareholder will also be subject to additional U.S. federal income tax information reporting requirements with respect to our subsidiaries that are classified as CFCs (and with respect to us, if we were classified as a CFC) and substantial penalties may be imposed for noncompliance. Each U.S. Holder of our common shares or BDRs should consult its own tax advisor regarding the CFC rules and whether such U.S. Holder may be a 10% U.S. Shareholder for purposes of these rules and should read the discussion under “Certain U.S. Federal Income Tax Considerations—Controlled Foreign Corporation Status” in this prospectus.

General Risks

The recent global outbreak of novel coronavirus disease (COVID-19) could potentially disrupt charter rates, vessel values and could have an adverse impact on our business, financial condition, results of operations or prospects.

The recent global outbreak of novel coronavirus disease (COVID-19), or future epidemics, pandemics or the responses of governments in our markets thereto, could potentially result in delayed deliveries of our recently purchased, vessels under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, the operation of our port terminal facilities and global demand for commodities, as well as the price of regional freights and hires and our port tariffs, and otherwise disrupt the operations of our customers and suppliers. For example, on March 17, 2020, we received a notice of force majeure from CIE, a shipyard we have engaged to construct certain barges, that the shipyard was suspending operations as a result of COVID-19. Construction works were resumed on May 4, 2020, and the barges have been, and are all expected to be delivered in accordance with the schedule agreed between the parties.

If the effects of the coronavirus remain ongoing, we may be unable to charter our vessels at the rates or for the length of time we currently expect or commence or complete the construction of our planned port terminal facility in Port Murtinho, Brazil. The effects of the coronavirus remain uncertain, and, should customers be under financial pressure, this could negatively affect our charterers’ and clients’ business, financial condition and their willingness or ability to perform their obligations to us or could cause a decrease in the services that they hire from us. The loss or termination of any of our contracts, or a decline in payments thereunder, could have a material adverse effect on our business, results of operations and financial condition.

Any prolonged outbreak may affect our normal operations. All these measures have affected and may further affect the process of construction and repair of vessels, as well as the presence of workers in shipyards, of administrative personnel in their offices, and embarkation and disembarkation of seafarers. Any prolonged restrictive measures in order to control the novel coronavirus or other adverse global public health developments may have a material and adverse effect on our business operations and demand for our services generally. We may also face liability or additional costs to the extent there is an outbreak on one of our ships and claims arise alleging exposure to COVID-19 in connection with one of our vessels or in the course of our operations.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described herein, such as those relating to our indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

As of the date of this prospectus, there can be no assurance as to whether, in the future, the risks described in this prospectus will change or as to the extent of any losses we may experience, nor can it be assured that there will be no material uncertainties in our ability to continue as a going concern. There can be no assurance that other regional or global outbreaks of disease will not occur, and any such outbreaks may have a material adverse effect on our business.

We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues and income.

We charter-out our fleet, provide handling services for commodities and rent the space of our tanks, stockpiles and silos to other parties, who pay us hire on a daily rate or rate per ton or per cubic meter stored or moved. We also enter into spot market voyage contracts, for which we are paid a rate per ton to carry a specified cargo on a specified route. If the counterparties fail to meet their obligations, we could suffer losses on such contracts which could materially and adversely affect our financial condition and results of operations. In addition, after a counterparty defaults on a contract, we would have to enter into new contracts at possibly lower rates. It is also possible that we would be unable to secure a contract at all. If we enter into new contracts at lower rates or are unable to replace the contracts, our financial condition and results of operations could be materially and adversely affected.

We are subject to various laws, regulations, and international conventions, particularly environmental and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident, which could affect our cash flows and net income.

Vessel owners and operators are subject to government regulation in the form of international conventions, and national, state, and local laws and regulations in the jurisdictions in which their vessels operate, in international waters, as well as in the country or countries where their vessels are registered. Such laws and regulations include those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, discharges of operational and other wastes into the water, and ballast water management. In particular, ballast water management requirements will likely result in compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements. Investments in ballast water treatment may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Port State regulation significantly affects the operation of vessels, as it commonly is more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe. Non-compliance with such laws and regulations can give rise to civil or criminal liability, and/or vessel delays and detentions in the jurisdictions in which we operate.

Our vessels are subject to scheduled and unscheduled inspections by regulatory and enforcement authorities, as well as private maritime industry entities. This includes inspections by Port State control authorities, harbor masters or equivalent entities, classification societies, flag Administrations (country in which the vessel is registered), charterers, and terminal operators. Our port terminals are subject to inspections by the National Board of Hidrografía and the Free Zone Authority in Uruguay and the Environmental Secretary in Paraguay. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels and port facilities. Failure to maintain necessary permits or approvals could result in the imposition of substantial penalties or require us to incur substantial costs or temporarily suspend operation of one or more of our vessels or port terminals.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality, maintenance, continuous training of officers and crews, and compliance with local and international regulations.

The legal requirements and maritime industry standards to which we and our vessels are subject are set forth below, along with the risks associated therewith. We may be required to make substantial capital and other expenditures to ensure that we remain in compliance with these requirements and standards, as well as with standards imposed by our customers, including costs for ship modifications and changes in operating procedures. The insurance we maintain for certain risks is subject to exclusions, deductibles, and other terms and conditions. In addition, claims relating to pollution incidents for intentional or knowing violations of local environmental laws or the International Convention for the Prevention of Pollution from Ships may be considered by our protection and indemnity associations on a discretionary basis only. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

Because international conventions, laws, regulations, and other requirements are often revised, we cannot predict the ultimate cost of compliance or the impact on the fair market price or useful life of our vessels, nor can we assure that our vessels will be able to attain and maintain certifications of compliance with various regulatory requirements.

Similarly, governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, are expected to become stricter in the future. We believe that the heightened environmental, quality, and security concerns of insurance underwriters, regulators, and charterers will lead to additional requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements, and heightened due diligence obligations. We also may be required to take certain of our vessels out of service for extended periods of time to address changing legal requirements, which would result in lost revenue. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.

Specific examples of expected changes that could have a significant, and potentially material, impact on our business include:

•

Limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementation of measures such as fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or scrubbers;

•

Environmental requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports.

•

Under local and national laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damage, personal injury and/or property damage in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations.

For a more detailed discussion regarding the details of these international and domestic laws, see “Regulation.”

We may be unable to obtain financing for our growth or to fund our future capital expenditures, which could materially and adversely affect our results of operations and financial condition.

Our capital expenditures during 2019 and 2018 were $7.9 million and $19.6 million, respectively, mainly used to acquire and/or pay installments for among others one newbuilding estuary tanker vessel, three pushboats, and to expand our port terminal operations through the construction of an iron ore port terminal facility and the development of a new upriver terminal. In order to follow our current strategy for growth, we will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures. Further, the construction of our planned Port Murtinho multipurpose port terminal and Nueva Palmira Free Zone new liquid port terminal may result in a material increase in our capital expenditures.

In the future, we will also need to make capital expenditures required to maintain our current ports, fleet and infrastructure. Cash generated from our earnings may not be sufficient to fund all of these measures. Accordingly, we may need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control, including disruptions in the international financial markets as a result of the ongoing coronavirus pandemic. If we fail to obtain the funds necessary for capital expenditures required to maintain our ports, fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which could materially harm our revenues and profitability. If we fail to obtain the funds that might be necessary to acquire new vessels, expand our existing infrastructure, or increase our working capital or capital expenditures, we might not be able to grow our business and our earnings could suffer. Furthermore, despite covenants under the indenture governing the 2025 Notes (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Interest-Bearing Loans and Borrowings”) and the agreements governing our other indebtedness, we will be permitted to incur additional indebtedness which would limit cash available for working capital and to service our indebtedness.

As we expand our business, we may have difficulty managing our growth, including the need to improve our operations and financial systems, staff and crew or to receive required approvals to implement our expansion projects. If we cannot improve these systems, recruit suitable employees or obtain required approvals, we may not be able to effectively control our operations.

We intend to grow our Port Terminal, Barge and Cabotage Businesses, either through land acquisition and expansion of our port facilities, through purchases of additional vessels, through chartered-in vessels or acquisitions of other logistics and related or complementary businesses. The expansion and acquisition of new land or addition of vessels to our fleet will require funding, impose significant additional responsibilities on our management and staff and may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued activity for the new businesses.

In addition, approval of governmental, regulatory and other authorities may be needed to implement any acquisitions or expansions. For example, we have available land in Brazil and Uruguay where we plan to develop or expand our port facilities. In order to complete these projects, however, we need to receive required authorization from several authorities. If these authorities deny our request for authorization, or if existing authorizations are revoked, we will not be able to proceed with these projects.

Growing any business by acquisition presents numerous risks. Acquisitions expose us to the risk of successor liability relating to actions involving an acquired company, its management or contingent liabilities incurred before the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies or assets, may not be sufficient to protect us from, or compensate us for, actual liabilities. Any material liability associated with an acquisition could adversely affect our reputation and results of operations and reduce the benefits of the acquisition. Other risks presented include difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired assets or operations into existing infrastructures.

Management is unable to predict whether or when any prospective acquisition will occur, or the likelihood of a certain transaction being completed on favorable terms and conditions. Our ability to expand our business through acquisitions depends on many factors, including our ability to identify acquisitions or access capital markets at an acceptable cost and negotiate favorable transaction terms. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith or that our acquisitions will perform as expected, which could materially and adversely affect our results of operations and financial condition.

With respect to our existing infrastructure, our initial operating and financial systems may not be adequate as we implement our plan to expand, and our attempts to improve these systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our operations, we may be unable to effectively control and manage the substantially larger operation. Although it is impossible to predict what errors might occur as the result of inadequate controls, it is generally harder to manage a larger operation than a smaller one and, accordingly, more likely that errors will occur as operations grow. Additional management infrastructure and systems will be required in connection with such growth to attempt to avoid such errors.

The planning, construction and development of our new terminals will also impose significant additional responsibilities on our management and staff, and may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued activity for the new terminals. Our initial operating and financial systems may not be adequate as we implement our development and construction plans, and our attempts to improve these systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our operations, we may be unable to effectively control and manage our larger operation. Although it is impossible to predict what errors might occur as the result of inadequate controls, it is generally harder to manage a larger operation than a smaller one and, accordingly, more likely that errors will occur as operations grow. Additional management infrastructure and systems will be required in connection with such growth to attempt to avoid such errors.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially and adversely affect our results of operations, financial condition, cash flows and the trading price of the common shares and BDRs.

Global financial markets and economic conditions remain subject to significant vulnerabilities. Continuing turmoil and hostilities in Afghanistan, Iran, Iraq, North Korea, Syria, Venezuela and Yemen, other current conflicts, the refugee crisis in Europe and Middle East, and global concerns regarding the recent pandemic outbreak of the coronavirus have led to increased volatility in global credit and equity markets. This has all materially affected the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in certain European countries, which may expose us to a loss of cash deposits or cash equivalents.

The ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, is uncertain. Expected global economic weakness resulting from the pandemic outbreak of the novel coronavirus disease (COVID-19) may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Furthermore, we may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt, if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new acquisition or construction with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or other assets or acquire or develop new business or assets. In addition, the economic uncertainty worldwide has made demand for shipping services volatile and has reduced charter rates, which may adversely affect our results of operations and financial condition. Currently, the economies of the United States, the European Union (the “EU”), China, Japan, other Asia Pacific countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has in the past driven decreased rates and vessel values.

We could face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the uncertainty in market conditions and the regulatory climate in the United States, Europe and worldwide could adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. The current adverse market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition, cash flows and the trading price of the common shares and BDRs.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a high tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

Tax laws and regulations are highly complex and subject to change and interpretation. Consequently, we are subject to changing tax laws, treaties and regulations, as well as differing interpretations, in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on us, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our effective tax rate on our earnings could increase substantially and our earnings and cash flows from these operations could be materially and adversely affected.

(iii) prohibition or suspension of our activities; and (iv) the loss of government contracts, public financing, tax incentives or other public benefits or resources. Any of these circumstances could have a material adverse effect on our reputation, operations, financial condition and results of operations.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the EU and other jurisdictions/authorities.

Our international operations and activities could expose us to risks associated with trade and economic sanctions, prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the EU and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes. There can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear or subject to changing interpretations, and the law may change. Moreover, our counterparties may nevertheless violate applicable sanctions and embargo law and regulation and those violations could in turn negatively affect our reputation and be imputed to us. For a description of the material sanctions and embargo law and regulation and other material compliance requirements applicable to us, see “Regulation—Sanctions and Compliance.”

In addition, given our relationship with Navios Holdings and Navios Shipmanagement, there can be no assurance that an adverse finding against Navios Holdings or Navios Shipmanagement by a governmental or legal authority or others with respect to the sanctions and embargo law and regulation discussed herein or any future matter related to regulatory compliance by Navios Holdings or Navios Shipmanagement or ourselves will not have a material adverse impact on our business, reputation or the value of our securities.

Any such risks described above could result in legal claims or proceedings, liability or penalties under sanctions and embargo law or regulation or other laws, disruption in operations, and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. See “Regulation—Sanctions and Compliance.”

We may be unable to prevent our directors, executive officers, employees and suppliers from engaging in corrupt, fraudulent or irregular practices, which could result in regulatory fines and damage to our reputation.

Our practices, policies and contractual terms designed to prevent and combat corrupt, fraudulent or irregular practices may not be sufficient to ensure that our directors, executive officers, employees and suppliers comply with our policies and with applicable law.

In addition, our internal controls may be insufficient to detect such violations, and any investigations, inquiries or judicial or administrative proceedings relating to such violations, against our directors, executive officers, employees, suppliers or third parties acting on our behalf may result in (i) fines or other civil or criminal penalties; (ii) the loss of operating licenses; (iii) prohibition or suspension of our activities; and (iv) the loss of government contracts, public financing, tax incentives or other public benefits or resources. Any of these circumstances could have a material adverse effect on our reputation, operations, financial condition and results of operations.

We could be materially and adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international logistics company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation.

Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In the ordinary course of business, we rely on information technology networks and systems to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Our information technology networks and infrastructure may be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to our reputation, which could have a material adverse effect on our business.

The implementation of our business strategy, as well as our future growth, will require additional capital that may not be available or, if available, may not be on favorable terms.

The implementation of our business strategy and our growth prospects will require significant investment in new projects, requiring us to utilize cash on hand and to seek additional capital through the issuance of debt or other securities (including our common shares) represented by BDRs or by obtaining loans. Our ability to raise capital in the future will depend on our profitability, as well as on the global and national political and economic circumstances in the countries in which we operate, which are affected by factors beyond our control. It is possible that such capital will not available or, if available, may not be on favorable terms. Any inability to obtain funding on acceptable terms may have a material adverse effect on our business and results of operations. In addition, if we incur additional indebtedness, the risks associated with our indebtedness may increase, including risks relating to our ability to generate sufficient funds to pay principal, interest and other charges relating to our indebtedness, resulting in a material adverse effect on our business and results of operations.

We may not be able to implement our business strategy as planned.

We currently have several projects under review, and are therefore subject to risks and uncertainties relating to the implementation of our business strategy, as the implementation of these projects will depend on our strategic planning and on favorable commercial, financial and environmental factors necessary to sustain our operations.

We may not be successful in executing our business strategy if we are unable to, among other things: (i) complete our future projects without delays or additional costs; (ii) expand our operations with financial discipline; (iii) raise additional financial resources on acceptable terms; and (iv) maintain sufficient operational efficiency. In such event, our productivity, investments, operating costs and business strategy may fall short of our estimates and projections. If we are unable to execute our business strategy in accordance with our expectations, our economic and financial circumstances may be adversely affected.

Unfavorable decisions in judicial, administrative or arbitration proceedings may adversely affect us.

We are and may become a defendant or plaintiff in legal proceedings in civil, tax, labor, social security, environmental or criminal matters, including administrative proceedings and arbitrations. There can be no assurance that the results of these proceedings will be favorable, or that we will make sufficient provisions for any liabilities arising from such proceedings. Decisions contrary to our interests that result in significant charges or prevent the conduct of our business may adversely our reputation and prospects.

Additionally, one or more of our directors or executive officers may become party to legal or administrative proceedings, including criminal proceedings, which may diminish their ability to perform their duties or affect our reputation.

STOCK SPLIT

We effected the Stock Split, consisting of a             -for-1 split on                    , 2021, of our common shares, immediately prior to receipt from the CVM of our registration as a Foreign Issuer—Category “A” before the CVM. The stock split affected all of our existing shareholders uniformly and did not affect any individual shareholder’s percentage ownership interest in us. Unless otherwise indicated, information presented in this prospectus is not adjusted to reflect the Stock Split, including our Audited Consolidated Financial Statements and the related notes included elsewhere in this prospectus. We amended and restated our Articles of Incorporation and Bylaws to facilitate the Stock Split. See “Description of Share Capital.”

USE OF PROCEEDS

We estimate that the net proceeds from our global offering of common shares, including in the form of BDRs, will be $            million, or R$            million (converted at the prevailing exchange rate of R$             per $1.00 as reported by the Brazilian Central Bank as of                     , 2021), after deducting the underwriting discount and estimated expenses payable by us, based on an assumed offering price of $            , or R$            , per common share and $             per BDR, without taking into account the exercise of the over-allotment option or any sale of additional common shares or BDRs. If the over-allotment option is exercised in full, but without taking into account any sale of additional BDRs, we estimate that we will receive net proceeds from this offering of approximately R$             million, or $             million, after deducting the underwriting discount and estimated expenses payable by us.

We intend to use the net proceeds from the offering as follows:

1.

use up to R$             million, or $             million, of the net proceeds from the sale of common shares and BDRs by us to fund capital expenditures, including investments in vessels or our existing port terminal facilities, the development of our planned Port Murtinho and Nueva Palmira Free Zone port terminal facilities or other plans or projects that we may develop in the future;

2.

use up to R$             million, or $             million, of net proceeds from the sale of common shares and BDRs by us to fund the repayment of outstanding indebtedness, which may include the partial redemption or repurchase of the 2025 Notes and/or repayment of any of the Notes Payable, the BBVA Loan, the Term Bank Loan, the Nazira Loan or other indebtedness that we may incur in the future. Up to $175.0 million of 2025 Notes may be redeemed at a redemption price of 110.75% with the net cash proceeds of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Interest-Bearing Loans and Borrowings” for more information, including the interest rate and maturity dates, with respect to the outstanding indebtedness that we may repay with the net proceeds to us from this offering; and

3.	retain the balance, if any, on our balance sheet to be used in our ordinary course operations.

We will not receive any proceeds from the sale of common shares or BDRs by the selling shareholders or, if exercised, from the portion of the over-allotment option that has been granted to the selling shareholders. An increase or decrease of R$1.00 in the price per BDR of R$            , which is the midpoint of the price range on the cover page of this prospectus, would increase or decrease, as the case may be, our net proceeds from this offering by R$             million (or $             using an exchange rate of R$            per $1.00, as reported by the Brazilian Central Bank as of                     , 2021) after deducting the underwriting discount and estimated expenses payable by us, without taking into account the exercise of the over-allotment option or any sale of additional common shares or BDRs.

For more information on the effects of the net proceeds received in this offering on our financial position, see “Capitalization.”

MARKET INFORMATION

Market Price of Our Common Shares and BDRs

Prior to this offering, there has been no public market for our common shares or BDRs. We cannot assure you that an active trading market will develop for our BDRs, or that our BDRs will trade in any public market subsequent to the offering at or above the initial public offering price. See “Risk Factors—Risks Relating to the Offering, Our Common Shares and Our BDRs.” Each BDR will represent            common shares and be evidenced by a BDR. We intend to apply to list and trade our common shares on Nasdaq under the symbol            and intend to apply to list and trade our BDRs with the B3, under the symbol            , but no active trading market for our common shares or BDRs may develop.

Regulation of the Brazilian Securities Market

Pursuant to Law No. 6,385, of December 7, 1976, as amended, or the “Brazilian Securities Law” and the Brazilian Corporations Law, the Brazilian securities market is regulated and supervised by the CMN, which has general authority over the stock exchanges and securities markets. The CMN regulates and supervises the activities of the CVM and has, among other powers, licensing authority over brokerage firms and also regulates foreign investment and foreign exchange transactions, according to the provisions of the Brazilian Securities Law and Law No. 4,595, dated December 31, 1964, as amended. These laws and other rules and regulations together set the requirements for disclosure of information applying to issuers of securities listed on stock exchanges, the criminal penalties for insider trading and price manipulation, the protection of minority shareholders, licensing procedures, supervision of brokerage firms and the governance of Brazilian stock exchanges.

Under Brazilian Corporations Law, a company may be either publicly held (companhia aberta), or privately held (companhia fechada). A company is publicly-held when it has registered as such with the CVM, thereby becoming subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either on the B3 or on the Brazilian over-the-counter market. The common shares of a listed company may also be traded privately, subject to certain limitations.

The over-the-counter market is divided into two categories: (1) organized over-the-counter market, in which the transactions are supervised by self-regulating entities authorized by the CVM; and (2) non-organized over-the-counter market, in which the transactions are not supervised by self-regulating entities authorized by the CVM. In either case, transactions are directly traded among persons, outside of the stock exchange market, through a financial institution authorized by the CVM. The institution shall be registered with the CVM (and in the relevant over-the-counter market), but there is no need for a special license to trade securities of a publicly-held company on the over-the-counter market.

The trading of securities on the B3 may be suspended at the request of a company in anticipation of an announcement of a material event. Trading may also be suspended by the B3 or the CVM based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the B3, among other reasons.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to certain restrictions under the Brazilian foreign investment legislation. See “—Regulation of Foreign Investments in Brazil.”

Trading on the B3

Trading on the B3 is conducted every Brazilian business day between 10:00 a.m. and 4:55 p.m. on an automated system known as PUMA (Plataforma Unificada Multiativos) Trading System. The B3 also permits trading from 5:30 p.m. to 6:00 p.m. on an on-line system called the “after market,” which is connected to traditional and online brokers. Trading on the “after market” is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.

When investors trade shares on the B3, the settlement occurs in two business days after the trade date and no adjustments for inflation are made. Generally, the seller is required to deliver our BDRs to the B3 on the third business day following the trade date. Delivery of, and payment for, shares are made through the facilities of a clearing house of the B3.

For a more efficient control of volatility of the B3 Index, the B3 has adopted a circuit breaker system that suspends trading for 30 minutes or one hour if the B3 Index falls below the limits of 10% and 15%, respectively, compared with the level at the close of trading during the preceding trading session. If the B3 Index falls below the limit of 20%, B3 may suspend trading for a period of time to be defined by it at the time of such event.

Regulation of Foreign Investments in Brazil

There are no restrictions on ownership of our BDRs by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our BDRs into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment regulations which generally require, among other things, that the relevant investment be registered with the Brazilian Central Bank and the CVM. Foreign investors must register their investment in our BDRs under Resolution No. 4,373 and CVM Instruction No. 560, dated March 27, 2015, as amended (hereinafter referred to as “CVM Instruction No. 560”). Resolution No. 4,373 affords favorable tax treatment to non-Brazilian investors who (i) are not residents in a tax haven jurisdiction, as defined by the Brazilian tax law and (ii) comply with the requirements provided in the Normative Ruling No. 1,863 of 2018 issued by the Brazilian Internal Revenue Service, or “Normative Ruling No. 1,863/2018.” See “Tax Considerations—Material Brazilian Tax Considerations” for further description of tax benefits extended to non-Brazilian holders who qualify under Resolution No. 4,373.

Under Resolution No. 4,373, non-Brazilian investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that the requirements described below are satisfied. In accordance with Resolution No. 4,373, the definition of a non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered abroad.

Under Resolution No. 4,373, a non-Brazilian investor must:

•	appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•	appoint an authorized custodian in Brazil for its investment, which must be a financial institution or another entity duly authorized to operate in Brazil by the Brazilian Central Bank;

•	through its representative, register as a non-Brazilian investor with the CVM; and

•	register its foreign investment with the Brazilian Central Bank.

Additionally, an investor operating under the provisions of Resolution No. 4,373 must be registered with the Brazilian internal revenue service (Receita Federal) pursuant to Normative Ruling No. 1,863/2018, which also provides specific obligations regarding the fiscal enrollment of foreign entities in Brazil and disclosure of their respective final beneficial owners.

This registration process is undertaken by the investor’s legal representative in Brazil. Non-Brazilian investors should consult their own tax advisors regarding the consequences of Normative Ruling No. 1,863/2018

Securities and other financial assets held by non-Brazilian investors pursuant to Resolution No. 4,373 must be (i) registered, carried, guarded or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM, under their respective competences; or (ii) duly registered in the systems of services providers authorized by the Brazilian Central Bank or by the CVM to perform clearing, settlement or registration services. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will, or for transfers that do not lead to changes in the final owner of the securities and in the amount of securities directly or indirectly owned by the parties involved in the transfer. See “—Registration of BDRs with the CVM.”

Registration of BDRs with the CVM

The BDR Depositary must file the relevant BDR program with the CVM for purposes of enabling remittances of funds to and from Brazil in connection with the offer and sale of BDRs in Brazil, the sale of the underlying common shares abroad and the payment of dividends and other distributions to holders of the BDRs. These rules and regulations further require that any such remittances be recorded with the Brazilian Central Bank. The BDR Depositary is responsible for effecting any such registration.

The remittance of funds abroad in connection with the offer and sale of the BDRs in Brazil is limited to the proceeds from the sale of such BDRs in a Brazilian market regulated by the CVM, net of commissions and other related expenses.

As a general rule, the BDRs may be redeemed for the purposes of selling the underlying common shares abroad. The proceeds from any such sale may not be used for other investments outside Brazil and must be repatriated within seven days from the date in which the BDRs are redeemed. Foreign investors purchasing BDRs pursuant to the provisions of CMN Resolution No. 4,373 are not subject to such a repatriation requirement, but must record any such redemption with the Brazilian Central Bank. Dividends and other distributions made to Brazilian residents in connection with the BDRs must be repatriated, but may be applied to the acquisition of additional underlying common shares. Individuals domiciled in Brazil and non-financial institutions, investment funds and other investment companies incorporated in Brazil may purchase common shares issued abroad by sponsors of BDR programs in Brazil for purposes of depositing such common shares with the relevant custodian and request the issuance of BDRs in Brazil. The BDR Depositary is responsible for maintaining and updating the registration of the BDR program with the Brazilian Central Bank, including the flow of funds in connection with redemptions and payments of dividends and other distributions.

CAPITALIZATION

The following table sets forth cash and cash equivalents and our capitalization as of December 31, 2020:

(i)	on an actual, historical basis;

(ii)	on an as adjusted basis, after giving effect to the payment of the Peers Dividend and the Cancellation; and

(iii)

on an as further adjusted basis, after giving effect to the Stock Split, the estimated use of the proceeds from the global offering by us of our common shares (including common shares in the form of BDRs) of $            after deducting the underwriting discount and estimated expenses payable by us, based on an assumed offering price of $            per common share, which may include the use of up to $            million of net proceeds to fund the repayment of outstanding indebtedness(1) (see “Use of Proceeds”).

The information in this table should be read in conjunction with “Use of Proceeds” and our Audited Consolidated Financial Statements included in this prospectus, and the other information included in this prospectus.

As of December 31, 2020
	(Actual)	(As Adjusted)	(As Further Adjusted)
(Expressed in thousands of U.S. dollars)
Cash and cash equivalents	$	$	$

Borrowings:
Secured bank debt(2)	$	$	$
Notes payable (export financing)
2025 Notes
Total borrowings, including current portion(3)	$	$	$

Equity:
Issued capital
Share premium
Retained earnings(4)

Total equity	$	$	$

Total capitalization (total borrowings and equity)	$	$	$

(1)

Such indebtedness may include the partial redemption or repurchase of the 2025 Notes and/or repayment of any of the Notes Payable, the BBVA Loan, the Term Bank Loan, the Nazira Loan or other indebtedness that we may incur in the future. Up to $175.0 million of 2025 Notes may be redeemed at a redemption price of 110.75% with the net cash proceeds of this offering. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Interest-Bearing Loans and Borrowings” for more information, including the interest rate and maturity dates, with respect to the outstanding indebtedness that we may repay with the net proceeds to us from this offering.

(2)	Consists of debt outstanding under the BBVA Loan, Term Bank Loan and Nazira Loan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” herein.

(3)	Total borrowings, including current portion, is presented gross of deferred financing costs of million as of December 31, 2020.

(4)

Immediately prior to the consummation of this offering, we intend to make certain distributions of value to the pre-offering holders of record of our common shares through the Peers Dividend and the Cancellation. Retained earnings has been adjusted to reflect the (i) expected $19.8 million cash dividend to Peers and (ii) the expected forgiveness of $35.0 million of the $70.0 million receivable due under the Navios Holdings Loan Agreement.

The value of our equity upon the conclusion of this offering and other related adjustments are subject to changes in the price per common share and per BDR in the offering in addition to its general terms and conditions, which will only be determined at the conclusion of the bookbuilding process.

DILUTION

If you invest in our common shares, including in the form of BDRs, in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per common share in this offering and our net book value per common share immediately after this offering.

On December 31, 2020, our equity was $             and the book value per common share was $            . Our book value per common share represents our total book value (total equity) divided by the total number of our outstanding shares as of December 31, 2020.

Immediately prior to the closing of this offering, we intend to make certain distributions of value to our shareholders. In particular, we intend to pay the Peers Dividend and effect the Cancellation. For more information on the distributions of value to our shareholders, see “Dividends and Dividend Policy.”

The assumed offering price per common share is $            , which is equivalent to approximately R$            , based on a U.S. dollar selling rate of R$             to $1.00 as of                     , 2021, based on the                     , 2021 exchange rate of R$ to $1.00. This is the midpoint of the price range indicated on the cover of this prospectus and is                than the book value per common share on December 31, 2020 of $            . Therefore, investors who acquire our common shares, including in the form of BDRs, in this offering would suffer an immediate dilution of $                or    % in the book value of their common shares.

After this offering, considering the offering of            common shares, including common shares in the form of BDRs, and an assumed offering price of $            per common share, which is the midpoint of the price range indicated on the cover of this prospectus, our estimated equity is $            , representing $            per common share after deducting the underwriting discount and estimated expenses payable by us.

Such amount represents an immediate increase in the book value of $            per common share and a dilution of $            per common share, including in the form of BDR, acquired by investors in the offering. Such dilution represents the difference between the price per common share, including in the form of BDR, paid by the new investors and the book value per common share immediately after the offering.

The chart below shows the dilution per share (based on our total equity as of December 31, 2020), without taking into account the exercise of the over-allotment option or any sale of additional BDRs.

In US Dollar except percentages
Assumed offering price per common share	$
Book value per common share as of December 31, 2020	$
Increase in book value	$
Pro forma net book value over share after this offering	$
Dilution for new investors after the offering(1)	$
Percentage of dilution for new investors after the offering(2)		%

(1)	Dilution represents the difference between the price per common share, including in the form of BDRs, to be paid by the investors and the book value of the common shares immediately after the offering

(2)

The percentage of dilution for new investors after the offering is calculating by dividing the percentage of dilution for new investors after the offering by the offering price per common share, including in the form of BDR.

The price per common share and per BDR in this offering does not bear a direct relationship to the book value per common share issued, but rather will be determined by considering investment intentions expressed by institutional investors during the bookbuilding process. For a more detailed description of the bookbuilding procedure and conditions of the offer, see “Underwriting.”

A $1.00 increase (decrease) in the assumed offering price of $            per common share, which is the midpoint of the price range indicated on the cover of this prospectus, would increase (decrease) our book value by approximately $            per common share and the dilution per common share, including in the form of BDR, to new investors in this offering by $            per common share, assuming the number of common shares, including in the form of BDRs, offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated expenses payable by us. Similarly, a 1,000,000 increase (decrease) in the number of common shares, including in the form of BDRs, offered by us would increase (decrease) our book value by approximately $            per common share and decrease (increase) the dilution per common share, including in the form of BDR, to new investors in this offering by $            per common share, assuming the assumed offering price of $            per common share, remains the same and after deducting the underwriting discount and estimated expenses payable by us.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read and analyze the information below together with our Audited Consolidated Financial Statements and the notes thereto included elsewhere in this prospectus. The selected consolidated income statement and cash flow data for the years ended December 31, 2019, 2018 and 2017 and the consolidated statement of financial position as of December 31, 2019, 2018 and 2017 are derived from our Audited Consolidated Financial Statements included elsewhere in this prospectus. The following consolidated financial and other data is only a summary and should be read in conjunction with the sections of this prospectus entitled “Presentation of Financial Information,” “Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

For all periods up to and including the year ended December 31, 2019, we previously prepared and presented our financial statements in accordance with U.S. GAAP. The Audited Consolidated Financial Statements as of and for the three years ended December 31, 2019 are the first we have prepared in accordance with IFRS. For a reconciliation of U.S. GAAP to IFRS in relation to our Audited Consolidated Financial Statements, see Note 3 to our Audited Consolidated Financial Statements, included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected in the future. Our audited consolidated financial statements are prepared in accordance with IFRS and presented in U.S. dollars.

Statement of Income Data	Year Ended December 31,
	2019	2018	2017
Revenue	$227,209	$206,290	$209,668
Cost of sales	(137,124)	(147,609)	(160,408)

Gross profit	90,085	58,681	49,260

Administrative expenses	(17,752)	(15,776)	(17,081)
Other operating income	2,562	12,040	3,862
Other operating expenses	(6,683)	(6,421)	(6,070)
Allowance for expected credit losses on financial assets	(341)	(76)	(569)

Operating profit	67,871	48,448	29,402

Finance income	4,579	517	238
Finance costs	(41,185)	(40,337)	(29,062)
Foreign exchange differences	(1,596)	(1,355)	(726)
Other income	1,084	—	—

Profit / (Loss) before tax	$30,753	$7,273	$(148)

Income tax (expense) / income	(599)	1,137	3,382

Profit for the year	$30,154	$8,410	$3,234

Statement of Financial Position Data	As of December 31,
	2019	2018	2017
Current assets, including cash and cash equivalents	$92,167	$127,107	$120,372
Total assets	887,717	873,330	878,761
Current liabilities, including current portion of interest-bearing loans and borrowings	52,639	54,715	57,902
Total liabilities	571,713	587,480	601,321
Total equity	316,004	285,850	277,440

Statement of Cash Flows Data	Year Ended December 31,
	2019	2018	2017
Net cash flows from operating activities	$68,135	$23,749	$44,266
Net cash flows used in investing activities	(80,642)	(21,595)	(50,008)
Net cash flows used in financing activities	(18,360)	(5,570)	20,448

Revenues by Segment	Year Ended December 31,
	2019	2018	2017
	(in thousands of U.S. dollars)
Port Terminal Business	$102,103	$99,321	$86,098
Grain Terminal	36,170	24,130	36,880
Iron Ore Terminal	52,517	38,943	13,805
Liquid Port Terminal	4,032	3,739	2,841
Sales of products-Liquid Port Terminal	9,384	32,508	32,572
Barge Business	78,555	65,156	77,740
Cabotage Business	46,551	41,813	45,830

Other Operating Data	Year Ended December 31,
	2019	2018	2017
	(unaudited)
EBITDA(1) (in thousands of U.S. dollars)	$102,698	$84,523	$64,033
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$105,267	$84,523	$64,033
Grain Terminal-tons of cargo moved	3,578,608	1,946,889	3,491,400
Iron Ore Terminal-tons of cargo moved	1,281,514	1,057,518	551,000
Liquid Port Terminal-cubic meters of stored liquid cargos	397,033	317,352	251,467
Liquid Port Terminal-cubic meters of sales of products	16,002	43,711	53,082
Barge Business-cubic meters of liquid cargos	301,037	166,261	377,026
Barge Business-dry cargo tons	1,805,580	1,569,191	1,698,186
Cabotage Business-cubic meters of liquid cargos	1,542,360	1,254,033	1,308,502
Cabotage Business-available days	2,784	2,614	2,516
Cabotage Business-operating days	2,248	1,842	1,811

(1)

EBITDA represents profit/(loss) before finance cost, net, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA before impairment losses. EBITDA and Adjusted EBITDA are presented because they are used by certain investors to measure a company’s operating performance. EBITDA and Adjusted EBITDA are “non-IFRS financial measures” and should not be considered substitutes for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with IFRS or as a measure of profitability or liquidity. While EBITDA and Adjusted EBITDA are frequently used as a measure of operating performance, the definitions of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation. See “Presentation of Financial Information—Non-IFRS Financial Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for each of the fiscal years ended December 31, 2019 and 2018 . All of these financial statements have been prepared in accordance with IFRS. You should read this section together with the Audited Consolidated Financial Statements and the accompanying notes included in this prospectus. This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on our current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this prospectus. See “Risk Factors” and “Forward-Looking Statements.”

Overview

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We believe we are one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and in the cabotage trades along the eastern coast of South America. We serve customers in the Hidrovia region through our three existing port storage and transfer facilities, our Grain Terminal, which supports agricultural and forest related exports located in Uruguay, our Iron Ore Terminal, which supports mineral-related exports located in Uruguay and our Liquid Port Terminal, with tank storage for refined petroleum products located in Paraguay. We complement our port terminals with a diverse fleet of 337 barges and pushboats that operate in our Barge Business, and eight vessels, including six tankers, one bunker vessel and one river and estuary tanker, which operate in our Cabotage Business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and LPG.

Ports

We own three port storage and transfer facilities, our Grain Terminal, which supports agricultural and forest-related exports, our Iron Ore Terminal, which supports mineral-related exports both located in Nueva Palmira Free Zone, Uruguay, and our Liquid Port Terminal, with tank storage for refined petroleum products in San Antonio, Paraguay. Our port facilities in Nueva Palmira have a total static storage capacity for grains of approximately 460,000 metric tons, and a stockpile capacity of 700,000 tons for mineral ores. Our port facility in San Antonio has a total static storage capacity of 45,660 cubic meters.

Fleet

Our current core fleet consists of a total of 345 owned vessels, barges and pushboats.

The following is the core fleet as of January 19, 2020:

Navios Logistics Fleet Summary (owned)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet	27	95,920 BHP	Various Sizes and Horsepower
Dry Barges	268	474,050 DWT	Dry Cargo
Tank Barges	39	138,592 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	337

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
Heman H	2012	1,693	Double-hulled Bunker Vessel
Elena H	2018	4,999	Double-hulled Product Tanker

Total		87,916

Chartering Arrangements

We continually monitor developments in the shipping industry and makes decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions, in order to implement our overall business strategy. In the Barge Business, we typically operate under a mix of time charters and contracts of affreightment (“CoAs”) with durations of one to five years (some of which have minimum guaranteed volumes) and spot contracts. In the Cabotage Business, we typically operate under time charters with durations in excess of one year. Some of our charters provide fixed pricing, minimum volume requirements and labor cost and fuel price adjustment formulas.

Recent Developments

Acquisition of Three Pushboats and 18 Tank Barges and Enter into Five-year “Take-or-Pay” Contract

In the third quarter of 2020, the Company signed a binding letter of intent with third parties for the acquisition of the 2020 Fleet, operating in the Hidrovia Waterway, for a purchase price of $30 million. The transaction includes the 2020 Fleet CoA. We expect to generate approximately $8 million of annual EBITDA from the 2020 Fleet CoA assuming operating expenses approximating current operating costs of its own vessels. The acquisition will be funded with $15 million equity to be paid at closing and sellers’ financing of $15 million, bearing interest at a fixed rate of 5% per annum, payable in three equal annual installments. In the fourth quarter of 2020, we signed the asset purchase agreement. We estimate closing of the transaction to take place in the first quarter of 2021.

Murtinho Port Terminal Update

In September 2020, we signed a non-binding letter of intent with CND for long-term storage and transshipment contracts for the upriver Murtinho Multipurpose Port Terminal in Brazil, which is currently under development, and the Nueva Palmira Grain Port Terminal in Uruguay for a minimum of 300,000 tons annual volume. CND is part of the group of C&D Inc., a rapidly growing agricultural and industrial conglomerate listed on the Shanghai stock exchange that imports about eight Mt of soybeans into China annually. CND intends to source soybeans originating in the State of Mato Grosso do Sul, Brazil, and export them through the Hidrovia Waterway utilizing the Company’s upriver export terminal in Port Murtinho and downriver transshipment terminal in Uruguay. Since 2018, we have purchased approximately 9.2 hectares of undeveloped, river-front land located in Port Murtinho in which the new terminal is expected to be constructed

New Iron Ore Transshipment Contract

In May 2020, Navios Logistics signed an agreement with Vetorial Mineracao S.A. (“Vetorial”) for the transshipment of iron ore through the Iron Ore Terminal in Nueva Palmira, Uruguay with an undertaking from Cargill to pay to Navios Logistics directly the transshipment fees under this contract. This agreement reflects a number of trial transshipments of cargo originating from mines of Vetorial in the area of Corumbá, Brazil to be completed by the end of the third quarter of 2020. In exchange for these trial operations, Navios Logistics expects to receive approximately $0.9 million.

In August 2020, Navios Logistics signed a one year contract with Vetorial, with an option for Vetorial to extend for a single six-month period, for the transshipment of 1.5 Mt per year of iron ore through the Iron Ore Terminal in Nueva Palmira, Uruguay, with an undertaking from Cargill to pay Navios Logistics the transshipment fees directly under this contract for the commodities purchased by Cargill.

Factors Affecting Navios Logistics’ Results of Operations

Our results of operations are affected by certain factors, including our ability to renew contracts on our fleet and ports on the expiration of current contracts which depends on economic conditions in the sectors we operate and changes in the supply and demand for vessels, barges and pushboats and for the transportation and storage of commodities. Other factors that affect our operating results include the construction or completion of the expansion of our Port Terminal Facilities, fluctuations in exchange rates, the impact of inflation and fuel price increases, public health or safety concerns and governmental regulations and restrictions, including those caused by the recent pandemic outbreak of the novel coronavirus (COVID-19), and the seasonality of the industries in which we operate. See “Risk Factors—Risks Relating to Our Industry and Our Business—The recent global outbreak of novel coronavirus disease (COVID-19) could potentially disrupt charter rates, vessel values and could have an adverse impact on our business, financial condition, results of operations or prospects.” For further discussion on factors affecting our results of operations, see also “Risk Factors” included in this prospectus. For information regarding governmental, economic, fiscal, monetary or political policies that could materially affect our operations, see “Risk Factors—Risks Relating to Argentina, “Risk Factors—Risks Relating to Uruguayan Free Zone Regulation” and “Risk Factors—Other Risks Relating to the Countries in which We Operate.”

Economic Environment in the Hidrovia Region

As substantially all of our operations, facilities and customers are located in the Hidrovia Region, we are primarily affected by macroeconomic conditions in Argentina, Brazil, Paraguay and Uruguay, including inflation and fluctuations in foreign exchange rates. Volatility in the regional economy, including volatility in any of the countries in which we operate, and measures taken by national governments in the region have had, and are expected to continue to have, a significant impact on our business. See “Industry Overview” and “Risk Factors—Risks Relating to Argentina, “Risk Factors—Risks Relating to Uruguayan Free Zone Regulation” and “Risk Factors—Other Risks Relating to the Countries in which We Operate.”

The Recent Global Outbreak of Novel Coronavirus Disease (COVID-19)

Our business could be materially and adversely affected by the outbreak of COVID-19. The coronavirus or other epidemics or pandemics could potentially result in delayed deliveries of our vessels recently purchased, vessels under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, the operation of our port terminal facilities, global demand for commodities, as well as the price of regional freights and hires, our port tariffs, and otherwise disrupt the operations of our customers and suppliers.

If the impact of coronavirus continues or worsens, we may be unable to charter our vessels at the rates or for the length of time we currently expect, commence or complete the construction of our planned port terminal facilities in Port Murtinho, Brazil and in Nueva Palmira, Uruguay. The effects of the coronavirus remain uncertain, and, should customers be under financial pressure, this could negatively affect our charterers’ and clients’ business, financial conditions and their willingness or ability to perform their obligations to us or could cause a decrease in the services that they hire from us. The loss or termination of any of our contracts, or a decline in payments thereunder, could have a material adverse effect on our business, results of operations and financial condition.

Any prolonged measure may affect our normal operations. All these measures have further affected the process of construction and repair of vessels, as well as the presence of workers in shipyards, of administrative personnel in their offices, and of seafarers. Any prolonged restrictive measures in order to control the novel coronavirus or other adverse global public health developments may have a material and adverse effect on our business operations and demand for our services generally. See “Risk Factors—Risks Relating to Our Industry and Our Business—The recent global outbreak of novel coronavirus disease (COVID-19) could potentially disrupt charter rates, vessel values and could have an adverse impact on our business, financial condition, results of operations or prospects.”

Contract Rates

The shipping and logistics industry has been highly volatile in the recent past. In order to maximize the utilization of our fleet and storage capacity, we must be able to renew the contracts that utilize our fleet and ports upon the expiration or termination of current contracts. This ability mainly depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities. See “Risk Factors—Risks Relating to Our Industry and Our Business—We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could materially and adversely affect our revenues” and “Risk Factors—Risks Relating to Our Industry and Our Business—When our contracts expire, we may not be able to successfully replace them.”

Weather Conditions

As we specialize in the transportation and storage of liquid cargoes and dry bulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit our ability to effectively transport cargo.

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products we transport and store, and this could result in a reduction in demand for our services. See “Risk Factors—Risks Relating to Our Industry and Our Business—Our business can be affected by adverse weather conditions, effects of climate change, public health concerns and other factors beyond our control, that can affect production of the goods we transport and store as well as the navigability of the river system on which we operate. ”

Foreign Currency Transactions

Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies, including the Brazilian real. We use the U.S. dollar as our functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of our foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact some of their operations in Uruguayan pesos, Argentine pesos, Brazilian reais and Paraguayan guaranies, respectively; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of income.

See “Quantitative and Qualitative Disclosures about Market Risk” and “Risk Factors—Risks Relating to the Offering, Our Common Shares and Our BDRs—Fluctuations in exchange rates against the U.S. dollar and the currencies of the countries in which we operate may adversely affect our financial condition and the market price of our common shares and BDRs” for additional discussion related to foreign currency transactions.

Inflation

The impact of inflation and the resulting pressure on prices in the South American countries in which we operate may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Additionally, revaluations of the local currencies against the U.S. dollar, even in the absence of inflation, have an incremental effect on the portion of our operating expenses incurred in those local currencies measured in U.S. dollars. Any increase in inflationary risk or doubts as to official measures of inflation in the countries in which we operate may erode macroeconomic growth and further limit the availability of financing. See “Risk Factors—Risks Relating to Our Industry and Our Business—Rising crew costs, fuel prices and other cost increases may adversely affect our profits.” and “Risk Factors—Risks Relating to Argentina.”

Inflation may have a significant impact on our results of operations. In particular, inflation in the countries in which we operate typically adversely impacts, unless offset by depreciation, our cost of sales and administrative expenses, and in particular our crew costs, payroll, social security costs and other administrative expenses. With respect to our vessel, barge and pushboat business, we have negotiated, and will continue to negotiate, crew cost adjustment clauses; however, in some cases, the prices that we pay for crew costs are temporarily not aligned with the adjustments that we obtain under our freight contracts.

Fuel Price Increases

Fuel prices fluctuate significantly from time to time due to geopolitical events that may not correlate with changes to other prices. With respect to our vessel, barge and pushboat business, we have negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, the prices that we pay for fuel are temporarily not aligned with the adjustments that we obtain under our freight contracts. See “Risk Factors—Risks Relating to Our Industry and Our Business—Rising crew costs, fuel prices and other cost increases may adversely affect our profits.”

Seasonality

Certain of our businesses have seasonality aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the Barge Business is the period between February and July as a result of the South American harvest and higher river levels. Any growth in production and transportation of commodities may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect our operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact our ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to Dry Port Terminal operations in Uruguay, the high season is mainly from April to September, linked with the arrival of the first barges down the river and with the certain vessels’ logistics operations. Our Liquid Port Terminal operations in Paraguay and our Cabotage Business are not significantly affected by seasonality as the operations of the Liquid Port Terminal and Cabotage Business are primarily linked to refined petroleum products.

Segment Information

We have three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. In 2019, our Port Terminal Business, Barge Business and Cabotage Business segments accounted for 68%, 18% and 14% of our $105.3 million Adjusted EBITDA, respectively. The determination of our reportable segments is based on our method of internal reporting. A general description of each segment follows.

The Port Terminal Business segment includes the operating results of our Dry Port Terminals and Liquid Port Terminal operations. Our Dry Port Terminals are comprised of two port terminals, our Grain

Terminal, which supports agricultural and forest-related exports and our Iron Ore Terminal, which supports mineral-related exports, each of which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. Our Liquid Port Terminal is an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. This port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

Our Barge Business segment services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet. We operate different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). We contract our vessels either on a time charter basis or on a CoA basis.

Through our Cabotage Business segment, we own and operate vessels to support the transportation needs of our customers in the South American coastal trade business. Our fleet consists of six product tanker vessels, a river and estuary tanker vessel and a bunker vessel. We contract our vessels either on a time charter basis or on a CoA basis.

Within each of our segments and across our overall business, we categorize our revenue as follows: (1) time charter, voyage and port terminal revenues and (2) sales of products. Within each of our segments and across our overall business, we categorize our cost of sales as follows: (1) time charter, voyage and port terminal expenses, (2) direct vessel expenses, (3) cost of products sold and (4) depreciation and amortization. See “—Results of Operations,” as well as Notes 3(H), 5 and 6 to our Audited Consolidated Financial Statements, included elsewhere in this prospectus.

Reconciliation of U.S. GAAP to IFRS

For all periods up to and including the year ended December 31, 2019, we prepared our financial statements in accordance with U.S. GAAP. Our financial statements for the three years ended December 31, 2019 are the first we have prepared in accordance with IFRS. For a reconciliation of U.S. GAAP to IFRS in relation to our Audited Consolidated Financial Statements, see Note 3 to our Audited Consolidated Financial Statements, included elsewhere in this prospectus.

Critical Accounting Policies

Our Audited Consolidated Financial Statements have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. The following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our Audited Consolidated Financial Statements, included herein.

Impairment of Non-Financial Assets

At the end of each financial reporting period, we assess whether there is any indication that our non-financial assets may have suffered an impairment loss. If any indication exists, we estimate the asset’s recoverable amount.

The assessment of whether there is an indication that an asset is impaired is made with reference to trading results, predicted trading results, market rates, technical and regulatory changes and market values. If any such indication exists, the recoverable amount of the asset or cash generating unit (CGU) is estimated in order to determine the extent of any impairment loss.

The first step in this process is the determination of the lowest level at which largely independent cash flows are generated, starting from the individual asset level. A CGU represents the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows generated from other assets or groups of assets. We allocate the carrying amount of a right of use asset to CGUs it serves if this can be done in a reasonable and consistent basis, and tests the CGUs for impairment including these right of use assets. In identifying whether cash inflows from an asset or group of assets are largely independent, and therefore determining the level of CGUs, we consider many factors including management’s trading strategies, how management makes decisions about continuing or disposing of the assets, nature and terms of contractual arrangements and actual and predicted employment of the vessels.

Based on the above, we have determined it has CGUs of varying sizes ranging from individual vessels to groups of pushboats and barges and port terminals.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount is less than the carrying amount of the asset or the CGU, the asset is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the vessel or the CGU to its recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior periods. Such reversal is recognized in the income statement.

As of December 31, 2019, an impairment loss of $2.6 million was recognized in our consolidated statements of income, which is further analyzed in Note 11 to our Audited Consolidated Financial Statements, included herein.

Barges, Pushboats and Other Vessels

Our tangible assets are stated in the statement of financial position at cost less accumulated depreciation and any accumulated impairment loss.

Barges, pushboats and other vessels acquired as part of a business combination are recorded at fair value on the date of acquisition and if acquired as an asset acquisition are recorded at cost (including transaction costs). All other barges, pushboats and other vessels acquired are stated at cost, which consists of the contract price, borrowing cost and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the assets. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of the sale or retirement and any gain or loss is included in the accompanying consolidated statements of income. We also capitalize interest on long-term construction projects.

Expenditures for routine maintenance and repairs are expensed as incurred.

The cost of barges, pushboats and other vessels is split into two components, a “barges, pushboats and other vessels component” and a “dry-docking component.” Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the vessels. Residual values are based on management’s estimation about the amount that we would currently obtain from disposal of our vessels, after deducting the estimated costs of disposal, if the vessels were already of the age and in the condition expected at the end of their useful life. The residual value for each vessel is calculated by reference to the scrap value. Management estimates the useful life of our vessels to be between 15 and 45 years from the asset’s original construction or acquisition. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

The scheduled drydocking and special surveys component that are carried out every five years for certain vessels and up to every six to eight years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained under certain conditions. The costs of drydockings and special surveys are amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, pushboats and barges sold are charged against income in the year the vessel, pushboat or barge is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labor and services incurred solely during the drydocking or special survey period.

Port Terminals and Other Fixed Assets, net

Port terminals acquired as part of a business combination are recorded at fair value on the date of acquisition. All other port terminals and other fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their estimated economic useful lives. Other fixed assets mainly consist of office equipment and cars. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

Useful lives of the assets are:

Dry port terminal	5 to 49 years
Oil storage, plant and port facilities for liquid cargoes	5 to 20 years
Other fixed assets	5 to 10 years

Right-of-Use Assets

We recognize right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasured of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, on the same basis as for other tangible assets as described in Note 2(n) to our Audited Consolidated Financial Statements, included herein.

In case of vessel leases, at initial recognition, the cost of the right of use asset for the chartered in vessels includes the estimated cost of planned drydockings for replacement of certain components and major repairs and maintenance of other components during the lease term. The corresponding provision is recorded at present value of the expected cash flows of the planned drydockings and major repairs and maintenance of other components mentioned above and is remeasured at each period end. The changes in the carrying amount of the provision resulting from the remeasurement are recognized in correspondence with the relevant right of use asset.

If ownership of the leased asset transfers to us at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

Intangible Assets

Our intangible assets consist of customer relationships, trade name and port terminal operating rights.

Intangible assets resulting from acquisitions accounted for using the purchase method of accounting and are recorded at fair value as estimated based on market information.

The fair value of the trade name was determined based on the estimated amount that a company would have to pay in an arm’s length transaction in order to use that trade name. The trade name was fully amortized as of December 31, 2019. Other intangibles that are being amortized, such as the port terminal operating rights and customer relationships, would be considered impaired if their fair market value could not be recovered from the future discounted cash flows associated with the asset. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method.

When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations. No impairment loss was recognized for any of the periods presented.

Amortizable intangible assets are amortized under the straight-line method according to the following amortization periods:

Years
Trade name	10
Port terminal operating rights	47
Customer relationships	20

Recent Accounting Changes

For a description of recent accounting changes applicable to us, see Note 2 to our Audited Consolidated Financial Statements, included herein.

Results of Operations

Within each of our segments and across our overall business, we categorize our revenue as follows: (1) time charter, voyage and port terminal revenues and (2) sales of products. Within each of our segments and across our overall business, we categorize our cost of sales as follows: (1) time charter, voyage and port terminal expenses, (2) direct vessel expenses, (3) cost of products sold and (4) depreciation and amortization.

Time charter, voyage and port terminal revenues include revenues from time chartering and bareboat chartering of vessels and barges, revenues from Dry Port Terminal operations and revenues from Liquid Port

Terminal operations. Revenues from time chartering and bareboat chartering of vessels and barges involve placing a vessel or barge at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Revenues from Dry Port Terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or stockpiles for temporary storage and then loading the ocean-going vessels. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Revenues from Liquid Port Terminal operations consist of an agreed flat fee per cubic meter or a fixed rate over a specific period to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then load the trucks. Revenues from sales of products include sales of petroleum products in the Paraguayan market from our Liquid Port Terminal.

Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, victualing costs, dockage expenses, insurance, stores and lubricants and miscellaneous expenses such as communications. Cost of products sold include the expenses related to sales of products. Depreciation and amortization includes vessels, port terminals and other fixed assets, amortization of intangible assets and liabilities and amortization of amortization of deferred drydock and special survey costs.

For additional information relating to classification of our revenue and cost of sales, see Note 2 to our Audited Consolidated Financial Statements, and for disaggregated revenue information, see Notes 5 and 6, respectively, to our Audited Consolidated Financial Statements, each included elsewhere in this prospectus.

For the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Revenue

Time Charter, Voyage and Port Terminal Revenues: For the year ended December 31, 2019, time charter, voyage and port terminal revenues increased by $44.0 million or 25.3% to $217.8 million, as compared to $173.8 million for same period in 2018. Time charter, voyage and port terminal revenues from the Port Terminal Business increased by $25.9 million or 38.8% to $92.7 million for the year ended December 31, 2019, as compared to $66.8 million for the same period in 2018. This increase was mainly due to higher volumes transshipped in the Grain Terminal as well as higher revenue in the Iron Ore Terminal compared to the year ended December 31, 2018 as Iron Ore Terminal operations were partially interrupted from a fire incident in 2018. Time charter, voyage and port terminal revenues from the Barge Business increased by $13.4 million or 20.6% to $78.6 million for the year ended December 31, 2019, as compared to $65.2 million for the same period in 2018, mainly due to higher volumes of liquid and dry cargo transported. Revenue from the Cabotage Business increased by $4.8 million or 11.3% to $46.6 million for the year ended December 31, 2019, as compared to $41.8 million for the same period during 2018, mainly due to more operating days.

Sales of Products—Liquid Port Terminal: For the year ended December 31, 2019, sales of products decreased by $23.1 million or 71.1% to $9.4 million, as compared to $32.5 million for the same period in 2018. This decrease was attributable to a decrease in the Liquid Port Terminal’s volume of products.

Cost of Sales

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $11.1 million or 35.5% to $42.5 million for the year ended December 31, 2019, as compared to $31.4 million for the same period in 2018. The increase was mainly due to a $7.8 million or 50.2% increase in the Barge Business to $23.4 million for the year ended December 31, 2019, as compared to $15.6 million for the same period in 2018 attributable to higher volumes of liquid and dry cargo transshipped. Port terminal expenses increased by $2.8 million or 19.7% to $17.1 million for the year ended December 31, 2019, as compared to

$14.3 million for the same period in 2018, mainly due to higher volumes transshipped in the Dry Port Terminals. Time charter and voyage expenses of the Cabotage Business increased by $0.5 million or 32.7% to $2.1 million for the year ended December 31, 2019, as compared to $1.6 million for the same period in 2018, mainly due to more spot voyages performed.

Direct Vessel Expenses: Direct vessel expenses decreased by $0.3 million or 0.5% to $48.7 million for the year ended December 31, 2019, as compared to $49.0 million for the same period in 2018. Direct vessel expenses of the Barge Business decreased by $1.1 million or 4.2% to $24.7 million for the year ended December 31, 2019, as compared to $25.8 million for the same period in 2018, mainly attributable to decreased crew costs. Direct vessel expenses of the Cabotage Business increased by $0.9 million or 3.7% to $24.0 million for the year ended December 31, 2019, as compared to $23.1 million for the same period in 2018, mainly due to more operating days. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold: For the year ended December 31, 2019, cost of products sold decreased by $22.2 million or 71.0% to $9.1 million, as compared to $31.3 million for the same period in 2018. This decrease was mainly attributable to a decrease in the Liquid Port Terminal’s volume of products sold.

Depreciation and Amortization: Depreciation and amortization decreased by $1.8 million or 4.9% to $34.2 million for the year ended December 31, 2019, as compared to $36.0 million for the same period in 2018. Depreciation and amortization in the Cabotage Business, decreased by $1.0 million or 13.1% to $6.5 million for the year ended December 31, 2019, as compared to $7.5 million for the same period in 2018, mainly due to reduced amortization of dry dock expenses. Depreciation and amortization in the Barge Business decreased by $0.7 million or 3.5% to $19.4 million for the year ended December 31, 2019, as compared to $20.1 million for the same period in 2018. Depreciation and amortization in the Port Terminal Business remained stable at $8.3 million for both the years ended December 31, 2019 and December 31, 2018.

Impairment Losses: Impairment losses increased by $2.5 million to $2.5 million for the year ended December 31, 2019, as compared to nil for the same period in 2018. The increase was attributable to impairment loss on one of our vessels operating in the cabotage segment.

Other Operating Income

Other operating income decreased by $9.4 million or 78.7% to $2.6 million for the year ended December 31, 2019, as compared to $12.0 million for the same period in 2018. Other operating income, in the Port Terminal Business decreased by $8.2 million or 88.3% to $1.1 million for the year ended December 31, 2019, as compared to $9.3 million for the same period in 2018. This decrease was mainly due to an insurance claim related to the Iron Ore Terminal recorded during the year ended December 31, 2018. Other operating income in the Cabotage Business decreased by $0.7 million or 100% to nil for the year ended December 31, 2019 as compared to $0.7 million for the same period in 2018, mainly due to compensation from a shipyard for the late delivery of a newbuilding vessel recorded during the year ended December 31, 2018. Other operating income in the Barge Business decreased by $0.6 million or 28.4% to $1.5 million for the year ended December 31, 2019 as compared to $2.1 million for the same period in 2018.

Administrative Expenses

Administrative expenses increased by $2.0 million or 12.5% to $17.8 million for the year ended December 31, 2019, as compared to $15.8 million for the same period in 2018. This increase was mainly attributable to an increase in payroll and related costs.

Other Operating Expenses

Other operating expenses increased by $0.3 million or 4.1% to $6.7 million for the year ended December 31, 2019, as compared to $6.4 million for the same period in 2018. Other operating expenses in the

Cabotage Business increased by $0.5 million or 25.8% to $2.5 million for the year ended December 31, 2019 as compared to $2.0 million for the same period in 2018, mainly due to higher taxes other than income taxes. Other operating expenses, in the Barge Business decreased by $0.2 million or 5.8% to $4.2 million for the year ended December 31, 2019, as compared to $4.4 million for the same period in 2018. This increase was mainly due to higher taxes other than income taxes. Other operating expenses in the Port Terminal Business was nil for both the year ended December 31, 2019 and December 31, 2018.

Allowance for Expected Credit Losses on Financial Assets

Provision for losses on accounts receivable increased by $0.2 million or 348.7% to $0.3 million for the year ended December 31, 2019, as compared to $0.1 million for the same period in 2018.

Finance Income

Finance income increased by $4.1 million to $4.6 million for the year ended December 31, 2019, as compared to $0.5 million for the same period in 2018. The increase was mainly due to higher finance income recorded from the Navios Holdings Loan Agreement.

Finance Costs

Finance expense and finance cost increased by $0.9 million or 2.1% to $41.2 million for the year ended December 31, 2019, as compared to $40.3 million for the same period in 2018. The increase was mainly attributable to the reduced amount of capitalized interest, following the delivery of the three new pushboats in the first quarter of 2018.

Foreign Exchange Differences, Net

Loss from foreign exchange differences increased by $0.2 million or 17.8% to $1.6 million for the year ended December 31, 2019 as compared to $1.4 million for the same period in 2018. The variation is mainly attributable to the unfavorable impact of the fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our operations.

Other Income

Other income increased by $1.1 million to $1.1 million for the year ended December 31, 2019, as compared to nil for the same period in 2018 mainly due to a gain from the sale of securities.

Income Tax (Expense)/Income

Income tax expense increased by $1.7 million to $0.6 million for the year ended December 31, 2019, as compared to $1.1 million income tax income for the same period in 2018. Income tax income from the Barge Business decreased by $1.3 million or 67.6% to $0.7 million for the year ended December 31, 2019, as compared to $2.0 million for the same period in 2018. The Cabotage Business had an increase in income tax expense of $0.4 million or 38.8% to $1.3 million for the year ended December 31, 2019, as compared to $0.9 million in the same period in 2018.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from common shareholders, borrowings under our credit facilities and issuance of other debt. The main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at our Port Terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. We may also use funds to repurchase our outstanding indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms we deem appropriate and subject to our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors management deems relevant. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “—Working Capital,” “—Capital Expenditures” and “—Interest-Bearing Loans and Borrowings” for further discussion of our working capital position.

The following table presents cash flow information for each of the years ended December 31, 2019 and 2018.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018
Net cash provided by operating activities	$68,135	$23,749
Net cash used in investing activities	(80,642)	(21,595)
Net cash used in financing activities	(18,360)	(5,570)

Net decrease in cash and cash equivalents	(30,867)	(3,416)
Cash and cash equivalents, beginning of the period	76,472	79,888
Cash and cash equivalents, end of period	$45,605	$76,472

Cash Provided by Operating Activities for the Year Ended December 31, 2019 as Compared to the Year Ended December 31, 2018

Net cash from operating activities increased by $44.4 million to $68.1 million cash provided by operating activities for the year ended December 31, 2019 as compared to $23.7 million cash provided by operating activities for the year ended December 31, 2018. Trade receivable and contract assets increased by $2.4 million at December 31, 2019 compared to December 31, 2018.

Inventories increased by $2.3 million at December 31, 2019 compared to December 31, 2018. This increase was mainly due to the increase in inventory of our Liquid Port Terminal.

Prepayments and other assets decreased by $12.0 million at December 31, 2019 compared to December 31, 2018. This decrease was attributable to (a) a $11.7 million decrease in insurance claims to be recovered, including $9.7 million due to the Iron Ore Terminal interruption of services as a consequence of the fire incident, (b) a $0.5 million decrease in deferred insurance premiums, and (c) a $0.4 million decrease in VAT and other credits, partially mitigated by (a) a $0.5 million increase in other prepayments and other assets and (b) a $0.1 million increase in advances to providers.

Other non-current assets increased by $6.7 million at December 31, 2019 compared to December 31, 2019, mainly due to an increase in pre-paid expenses related to deferred financing costs.

Cash Used in Investing Activities for the Year Ended December 31, 2019 as Compared to the Year Ended December 31, 2018

Net cash flows used in investing activities increased by $59.0 million to $80.6 million for the year ended December 31, 2019, from $21.6 million for the same period in 2018.

Cash used in investing activities for the year ended December 31, 2019 was mainly attributable to (a) $68.8 million in investment providing a secured credit facility to our parent, (b) $17.6 million in investment in debt securities of our parent, (c) $8.6 million in payments for the purchase of fixed assets, and (d) $4.5 million in payments for the construction of our six new liquid barges, partially mitigated by (a) $18.7 million proceeds from the disposal of debt securities of our parent and (b) $0.2 million in collections from net investment in the lease.

Cash used in investing activities for the year ended December 31, 2018 was mainly attributable to (a) $12.4 million in payments for the construction of a river and estuary tanker, (b) $3.9 million in payments for the purchase of other fixed assets, (c) $2.4 million in payments for the construction of our three new pushboats, (d) $1.5 million in payments for the expansion of our Dry Port Terminals, (e) $1.1 million in payments for the acquisition of land, and (f) $0.5 million in payments for the purchase of covers for dry barges, partially mitigated by $0.2 million in collections from net investment in the lease .

Cash Used in Financing Activities for the Year Ended December 31, 2019 as Compared to Cash Used in Financing Activities for the Year Ended December 31, 2018:

Net cash used in financing activities increased by $12.8 million to $18.4 million for the year ended December 31, 2019, as compared to $5.6 million of cash used in financing activities for the same period of 2018.

Cash used in financing activities for the year ended December 31, 2019 was due to (a) $13.4 million of payments on outstanding indebtedness, (b) $4.3 million in payments for the repayment of the Notes Payable (as defined below), and (c) $0.7 million in payment of principal portion of lease liabilities.

Cash used in financing activities for the year ended December 31, 2018 was due to (a) $7.6 million of payments made in connection with our outstanding indebtedness, (b) $4.2 million in payments for the repayment of the Notes Payable, and (c) $0.7 million in payment of principal portion of lease liabilities, partially mitigated by $6.9 million of proceeds from long term debt (net of deferred financing costs of $0.2 million).

Interest-Bearing Loans and Borrowings

The following discussion summarizes our interest-bearing loans and borrowings. See “Risk Factors—Risks Relating to Our Indebtedness—We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the 2025 Notes and our other obligations.”

2025 Notes

On July 8, 2020, the Co-Issuers issued $500.0 million in aggregate principal amount of 2025 Notes, at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the 2022 Notes, to repay all amounts outstanding under the Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance to be used for general corporate purposes.

On or after August 1, 2022, the Co-Issuers may redeem some or all of the 2025 Notes at the redemption prices set forth in the indenture governing the 2025 Notes. In addition, before August 1, 2022, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Notes at a price equal to 110.750% of the principal amount of the 2025 Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Notes remains outstanding. The Co-Issuers may redeem some or all of the 2025 Notes at any time before August 1, 2022, at a price equal to 100% of the principal amount of the 2025 Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date and a “make-whole” premium described in the indenture governing the 2025 Notes. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Notes are the senior secured obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of our direct and indirect subsidiaries, other than the Co-Issuer and Grimaud Ventures S.A. The 2025 Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing our Cabotage Business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor and (ii) an assignment by way of security of the Vale Port Contract (collectively, the “Collateral”). The 2025 Notes will be effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of us and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations of the value of any assets securing such other obligations. The indenture governing the 2025 Notes contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Notes also contains customary events of default. See note 18 to the Audited Consolidated Financial Statements, included elsewhere in this prospectus.

2022 Notes

On April 22, 2014, the Co-Issuers issued $375.0 million in aggregate principal amount of 2022 Senior Notes, bearing interest at a fixed rate of 7.25%. The 2022 Senior Notes were redeemed in full on July 16, 2020 at 100% of their face amount, plus accrued and unpaid interest to the redemption date with the proceeds of the Co-Issuers’ $500.0 million 10.750% Senior Secured Notes due 2025.

As of December 31, 2019 and 2018, deferred financing costs associated with the 2022 Notes amounted to $3.3 million and $4.6 million. Finance cost associated with the 2022 Notes amounted to $27.2 million and $27.2 for the years ended December 31, 2019 and 2018, respectively.

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, entered into a $100.0 million Term Loan B Facility. The Term Loan B Facility bore an interest rate of LIBOR plus 475 basis points and has a four-year term with 1.0% amortization per annum. The Term Loan B Facility was repaid in full on July 8, 2020 at par plus accrued and unpaid interest to the repayment date with the proceeds of the Co-Issuer’s 10.750% Senior Secured Notes due 2025.

As of December 31, 2019 and 2018, unamortized deferred financing costs associated with the Term Loan B Facility amounted to $2.1 million and $3.2 million. Finance cost associated with the Term Loan B Facility amounted to $7.2 million and $7.2 million for the years ended December 31, 2019 and 2018, respectively.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of our Dry Port Terminal, we entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). We incur the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, we shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2019, we had drawn the total available amount and the outstanding balance of Notes Payable was $22.5 million.

Finance cost associated with the Notes Payable amounted to $1.6 million and $1.8 million for the years ended December 31, 2019 and December 2018, respectively.

Other Indebtedness

On December 15, 2016, we entered into a $25.0 million loan facility with BBVA, for general corporate purposes (the “Prior BBVA Loan”). The Prior BBVA Loan bore interest at a rate of LIBOR (180 days) plus 325 basis points. The loan was repayable in twenty quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. On July 8, 2020, we repaid the total outstanding balance of the Prior BBVA Loan, using the proceeds of the BBVA Loan, as more fully described below.

On May 17, 2017, we entered the Term Bank Loan in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7.0 million on the last repayment date. As of December 31, 2019, the outstanding amount of the Term Bank Loan was $10.5 million. As of December 31, 2019 and December 31, 2018, unamortized deferred financing costs associated with the Term Bank Loan amounted to less than $0.1 million and $0.1 million, respectively.

On August 17, 2018, we entered into a $6.8 million (€6.2 million) credit agreement in order to finance the 50% of the purchase price of a river and estuary tanker. The credit agreement bears interest at a fixed rate of 675 basis points and is repayable in 24 monthly installments with the final repayment in August 17, 2020. On August 26, 2019, we prepaid the total outstanding balance of the credit agreement for a river and estuary tanker, which was $3.5 million (€3.1 million).

On February 28, 2020, we entered into the BBVA Loan, which was drawn on July 8, 2020. The BBVA Loan was used to repay the Prior BBVA Loan, which as of December 31, 2019 had an outstanding amount of $14.3 million, and for general corporate purposes. The BBVA Loan bears interest at a rate of three-month LIBOR plus 325 basis points (with a minimum interest rate of 425 basis points), is repayable in quarterly installments with the final maturity in March 31, 2022 and is secured by assignments of certain transshipment contracts (which at all times must be, in the aggregate, equal to $15.0 million). BBVA is entitled to substitute any expiring transshipment contract with another such contract in order to maintain the minimum value of collateral.

In connection with the acquisition of Hidronave S.A., on October 29, 2009, we assumed the Nazira Loan. As of September 30, 2020, the outstanding balance the Nazira Loan was $0.1 million. The loan facility bears interest at a fixed rate of 600 basis points. The Nazira Loan is repayable in monthly installments and the final repayment must occur prior to August 10, 2021. The Nazira Loan is secured by the fiduciary sale (alienação fiduciária) of the pushboat Nazira

In connection with the loan and other non-current liabilities, we are subject to certain covenants, commitments, limitations and restrictions.

We were in compliance with all covenants under our debt obligations as of December 31, 2019.

The annual weighted average interest rates of our total borrowings were 7.12% and 7.04% for the year ended December 31, 2019 and 2018, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of December 31, 2019, based on the repayment schedule of the respective loan facilities (as described above).

Year	Amount in millions of U.S. dollars
2020	$49.4
2021	144.6
2022	403.5
2023	5.3
2024	2.4
2025 and thereafter	0.1

Total	$605.3

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2019:

	Less than a year	1-2 years	2-3 years	3-4 years	More than 5 years	Total
Interest-bearing loans and borrowings (excluding items below, note 18)	$49,382	$144,578	$403,455	$5,315	$2,525	$605,255
Lease liabilities (note 20)	1,300	911	657	637	23,558	27,063
Acquisition of six liquid barges	774	3,095	3,095	3,095	5,416	15,475
Trade and other payables (note 19)	36,362	—	—	—	—	36,362

Total	$87,818	$148,584	$407,207	$9,047	$31,499	$684,155

Working Capital

On December 31, 2019, our current assets totaled $92.2 million, while current liabilities totaled $52.6 million, resulting in a positive working capital position of $39.6 million. Our cash forecast indicates that we will generate sufficient cash for at least the next 12 months from January 19, 2021 to make the required principal and interest payments on our indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Our Argentine subsidiary could be prevented from transferring funds outside of Argentina. See “Risk Factors—Risks Relating to Argentina—The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiary to make money remittances outside of Argentina.”

Capital Expenditures

On November 21, 2019, we entered into a shipbuilding contract, for the construction of six liquid barges for a total consideration of $17.1 million. Pursuant to this contract, we have secured the availability of credit for up to 75% of the purchase price, and up to a five year repayment period starting from the delivery of each vessel. Five barges have been delivered in the fourth quarter of 2020 and the remaining barge is expected to be delivered during the first quarter of 2021. As of June 30, 2020, we had paid $4.4 million for the construction of the six liquid barges.

Since 2018, we acquired approximately 6.9 hectares of undeveloped land located in the Port Murtinho region, Brazil and we are in the process of acquiring 2.3 additional hectares. We plan to develop this land for our port operations. As of December 31, 2019, we had paid $1.6 million for the land acquisition and capitalized expenses for the development of our port operations.

Off-Balance Sheet Arrangements

On July 22, 2016, we guaranteed the compliance of certain obligations related to Edolmix S.A. and Enresur (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $0.8 million and $0.5 million, respectively.

We issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all our obligations to Vitol up to $12.0 million. This guarantee expires on March 1, 2021.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to certain risks related to interest rate, foreign currency, fuel price inflation and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk

Debt instruments: As of December 31, 2019 and December 31, 2018, we had a total of $520.4 million and $538.2 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate except for the Term Loan B Facility, the Notes Payable, the BBVA Loan and the Term Bank Loan that bear, interest at a floating rate.

Interest rates on the Nazira Loan and the 2022 Notes are fixed and, therefore, changes in interest rates affect their fair value which as of December 31, 2019 was $0.1 million and $368.3 million, respectively, but do not affect the related finance cost. The interest on the Term Loan B Facility, the Notes Payable, the BBVA Loan and the Term Bank Loan is, at a floating rate and, therefore, changes in interest rates would affect their interest rate and related finance cost. As of December 31, 2019, our floating rate loan facilities were $145.2 million.

Sensitivity Analysis – Exposure to Interest Rates

For the purposes of market risk analysis, we use scenarios to assess the sensitivity that variations in operations impacted by the LIBOR rates may generate in their results. The probable scenario represents the amounts of debt recognized at floating rate.

The other scenarios were constructed considering an appreciation of 25% and 50% on market interest rates.

The following are the possible impacts on the results in the event of these scenarios occurring:

	December 31, 2019
	Effect on Income and Equity

	Carrying amount	Possible increase through maturity (Δ 25%)	Remote increase through maturity (Δ 50%)
LIBOR
Interest-bearing loans and borrowings	$(145,244)	$(1,648)	$(3,295)

Foreign Currency Transactions

Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentine pesos, Brazilian reais and Paraguayan guaraníes; however, all of our subsidiaries’ primary cash flows are U.S. dollar denominated. For the year ended December 31, 2019 and for the year ended December 31, 2018, approximately 53.4% and 48.6%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change our net income for the year ended December 31, 2019 by $0.6 million.

Inflation and Fuel Price Increases

The impact of inflation and the resulting pressure on prices in the South American countries in which we operate may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for our vessels, barges and pushboats business, we negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that we pay for fuel are temporarily not aligned with the adjustments that we obtain under our freight contracts.

Legal Proceedings

We are subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against us cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on our consolidated financial position, results of operations or cash flows.

Concentration of Credit Risk

Accounts Receivable

Concentrations of credit risk with respect to accounts receivables are limited due to our large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk, beyond amounts provided for collection losses, is inherent in our trade receivables. See “Risk Factors—Risks Relating to Our Industry and Our Business—We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could materially and adversely affect our revenues.”

Concentration of credit risk with respect to accounts receivables is limited due to the fact that our customers are established international operators and have an appropriate credit history, therefore, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in our trade receivables. For the year ended December 31, 2019 one customer, Vale accounted for 36.4% of our revenues. For the year ended December 31, 2018 one customer, Vale accounted for 32.2% of our revenues.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Although we maintain cash deposits in excess of government-provided insurance limits, we minimize our exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation

The economic environment and factors in Argentina were determined to be highly inflationary as of December 31, 2020. Nevertheless, we do not consider inflation to be a significant risk factor to the cost of doing business in the foreseeable future as the functional currency of our Argentinian subsidiary is the U.S. dollar. In addition, the day-to-day operations of our Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency.

JOBS Act

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.

We will be relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an EGC, we intend to rely on one of these exemptions, namely, providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We will remain an EGC until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our common shares that are held by non-affiliates exceeds $700.0 million as of the prior June 30th.

BUSINESS

History and Development of the Company

We have a long history of operating in the Hidrovia Region of South America. We were established in January 2008 through the merger of CNSA, an entity founded by one of our predecessor companies in 1955 and Horamar. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar, formed in 1992, was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargo in South America along the Paraguay and Parana Rivers from Puerto Caceres (Brazil) to Nueva Palmira (Uruguay) (the “Hidrovia Waterway”) . The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics businesses in the Hidrovia Region of South America.

Business Overview

We believe we are one of the largest infrastructure and logistics companies in the Hidrovia Region. Our operations are focused on the Hidrovia Waterway, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We provide our customers with integrated transportation, storage and related services through our strategically located port facilities and our large, versatile fleet of dry and liquid cargo barges and our product tankers. We serve the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

The Hidrovia Waterway consists of the Paraguay and Parana Rivers from Puerto Caceres (Brazil) to Nueva Palmira (Uruguay), flowing through five countries—Argentina, Bolivia, Brazil, Paraguay and Uruguay—and similar in size to the Mississippi River system in the United States. It represents an economically dynamic system of ports, terminals and waterways that facilitates trade through barging and ocean shipping, providing access for the region to the rest of the world via the Atlantic Ocean. The countries along the Hidrovia Waterway accounted for approximately 52% (or 189 Mt) of world soybean production in 2018. According to Drewry, soybean production in the region has grown from 2000 to 2019 by a compounded annual growth rate, or CAGR of 5.8%, including 5.8% for Paraguay and 11.6% for Uruguay, compared to the global CAGR of 3.6%. IHS Markit data estimates that grain (soybeans, soybean meal, corn, wheat and milled rice) from Paraguay, Bolivia and Brazil exported using barges through the Hidrovia Waterway will grow at 4.8% and 3.9% CAGRs through 2030/31E and 2040/41E, respectively. See “—Market Opportunity.”

In addition to agricultural commodities, the region also has significant deposits of minerals, including iron ore, manganese and pig iron. According to Wood Mackenzie, production of iron ore and manganese in the Corumbá area of Brazil near the Paraguay River increased from a combined 1.3 Mt in 2000 to 8.2 Mt in 2012—representing a CAGR of 16.6%—before the global commodity cycle impacted regional output. Production of Vale from Corumbá in 2019 was 2.8 Mtpa including manganese and iron ore. According to Wood Mackenzie, Vetorial has restarted the Corumbá mine previously owned by MMX (now called Lais) and exported about 1 Mt in 2019. Given renewed economic incentives—including a strong, positive netback margin for Corumbá iron ore driven by the increasing pricing premium for Corumbá lump ore as compared to lower ferrous content ores, and the more cost efficient export solution provided by our Iron Ore Terminal—production of Corumbá iron ore has begun to increase. Vale’s Corumbá iron ore and manganese production increased 43% and 309% year-over-year in the second quarter of 2020, respectively, and Wood Mackenzie expects Vale to ramp up Corumbá production to 4.7 Mtpa by 2023 (including iron ore production of 4.0 Mtpa and manganese production of 0.7 Mtpa) with limited capital outlays. Including a recovery of Santa Cruz shipments to 4 Mtpa of iron ore, 0.7 Mtpa of manganese ore and full shipment of Vetorial volumes from Corumbá (Lais) (1.3 Mtpa lump or fines and 0.3 Mtpa of MPI re-exports), Wood Mackenzie expects potential production volumes of up to 6.3 Mtpa by 2023, with upside potential for additional production volumes from MPP Corumbá, Santa Cruz, Vetorial, Urucum and El Mutun, starting from 2021 and increasing to 9.2 Mtpa by 2025, for a total Corumbá production of 15.5 Mtpa. See “—Market Opportunity.”

We serve our customers in the Hidrovia Region through our three existing port storage and transfer facilities, consisting of our Grain Terminal, our Iron Ore Terminal and our Liquid Port Terminal. Our Dry Port Terminal complex is strategically located at the confluence of the Parana and Uruguay Rivers in the Nueva Palmira Free Zone in Uruguay, which means our operations in the Nueva Palmira Free Zone are exempt from all Uruguayan taxes. The Dry Port Terminal complex is comprised of our Grain Terminal, currently offering eight Mt of annual throughput capacity, and our Iron Ore Terminal, with ten Mt of annual throughput capacity. Our third facility is our up-river Liquid Port Terminal for refined petroleum products in San Antonio, Paraguay, located approximately 17 miles by river from the capital, Asunción, with a current static storage capacity of 45,660 cubic meters, which we are in the process of expanding to 65,660 cubic meters with the construction of two additional tanks. We believe that our Dry Port Terminal complex is the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs, and our Liquid Port Terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

The commodities most frequently handled at our Grain Terminal include grain and grain products, including cereals, soybeans, corn and wheat. Our Grain Terminal has specially designed storage, drying and conditioning facilities, belt conveying systems and two vessel loading lines that provide significant flexibility in cargo movement, aimed at avoiding delays to trucks, vessels and barge convoys. With nine silos (some with internal separations) available for storage, our facility provides customers storage for their commodities separate from those of other customers and allows customers to preserve the identity of those commodities.

The commodities most frequently handled at our Iron Ore Terminal include iron ore and manganese. Our Iron Ore Terminal has specially designed storage facilities and conveying systems that provide significant flexibility in cargo movements aimed at avoiding delays to vessels and barge convoys. On shore, the facilities comprise an area of approximately 20 acres with two stockpiles for mineral. Built to specifications for the Vale Port Contract, our Iron Ore Terminal commenced operations in 2017 although is primarily, but not exclusively, used to service the Vale Port Contract.

The Vale Port Contract, signed during the fourth quarter of 2013, is a take-or-pay services contract providing for contracted cash flows the Minimum Guaranteed Quantity through July 2037 and subject to extension in accordance with its terms. If Vale wholly or partly fails to transship and pay the fees on the Minimum Guaranteed Quantity, it will pay us liquidated damages equal to a multiple, calculated twice annually, of the accrued shortfall in metric tons. The Vale Port Contract is U.S. dollar denominated, thereby limiting currency risk, and has built-in pricing protection through annual price adjustments. At the Minimum Guaranteed Quantity, we estimate that the Vale Port Contract contributes approximately $42 million annualized EBITDA as of the date of this prospectus and is expected to generate approximately $79 million in annualized EBITDA by 2037, equating to approximately $1.0 billion in aggregate EBITDA over the remainder of its term. Each of the foregoing EBITDA estimates is based on the current agreed tariffs, contracted tariff escalations and adjustments based on projections for the U.S. Consumer Price Index, Uruguayan labor inflation and Uruguay peso-U.S. dollar exchange rates and a bottom-up, annualized analysis of operating costs inflated across the full contract term according to the U.S. Consumer Price Index or local labor inflation index projections and is only an estimate; there can be no assurance that these estimates will be achieved. See “Risk Factors—Risks Relating to Our Industry and Our Business—Actual Earnings generated under the Vale Port Contract may not be consistent with our estimates.” In addition, the terms of the Vale Port Contract also provide Vale with the ability to transship up to 5.0 Mtpa and a right of first refusal for use of the Iron Ore Terminal for quantities in excess of five Mt and up to six Mt within any contract year.

We believe our Liquid Port Terminal, with tank storage for refined petroleum products, oil and gas, is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. The Liquid Port Terminal facility serves local and international operators from Paraguay and Bolivia supplying products that support growing regional demand for energy. Because Paraguay is not an oil-producing country, the country relies entirely on the importation of both crude and refined petroleum products. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. The strategic location of the terminal at the center of the Hidrovia Waterway has comparative advantages for the provision of services to both southern and northern regions.

In addition to our three existing Port Terminals, we are currently developing a multipurpose upriver port terminal in Port Murtinho in the State of Mato Grosso do Sul, in the center-west region of Brazil, for exports of agricultural commodities and imports of fertilizers and fuel products. Furthermore, we have plans to develop new terminal facilities for refined petroleum products in the Nueva Palmira Free Zone in Uruguay for the importation of fuel products into Uruguay and transshipment of fuel products for exportation to other countries through the Hidrovia Waterway. We are still in the early stages of development, and there can be no assurance that these new terminal facilities will be constructed. See “Risk Factors—Risks Relating to Our Industry and Our Business.”

We complement our Port Terminal Business with a diverse fleet of 337 barges and pushboats in our Barge Business along with eight vessels, including six tankers, one bunker vessel and one river and estuary tanker vessel which operate in our Cabotage Business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG). In the third quarter of 2020, we signed a binding letter of intent with third parties for the acquisition of the 2020 Fleet, operating in the Hidrovia Waterway, for a purchase price of $30 million. The transaction includes the 2020 Fleet CoA. The acquisition will be funded with $15 million equity to be paid at closing and sellers’ financing of $15 million. In the fourth quarter of 2020, we signed the asset purchase agreement and we expect the closing of the transaction to take place in the first quarter of 2021.

According to IHS Markit, we operate the second largest barge fleet in the Hidrovia Region in terms of number of barges and pushboats. According to Drewry, we operate the third largest cabotage fleet in Argentina in terms of capacity, and our cabotage fleet (vessels less than 29,999 DWT) is one of the youngest in the Argentine market. The average age of the tankers in our market is 12.5 years, with 15% of the tanker vessels having an age of 20 years or older. By comparison, our tanker fleet has an average age of 8.4 years.

Source: IHS Markit

(2)

Comparison excludes three Navios Logistics LPG barges, the recently delivered five tank barges and the one remaining tank barge to be delivered in the first quarter of 2021 and the acquisition of three push boats and 18 tank barges that is expected to close in the first quarter of 2021. Data derived from relevant company websites, interviews, IHS Markit estimate, and other sources; real capacity includes barges that are in condition to be used in service.

As one of the largest providers of infrastructure, logistics and marine transportation services in the Hidrovia Region, we benefit from significant economies of scale and increased negotiating power. As a fully integrated operator with in-house technical and commercial management of our fleet, we are able to control costs and increase savings across our vertically integrated business lines and the diversity of our fleet allows us to optimize operations. For example, we use some of our pushboats as part of convoys which are mixed to include both liquid and dry barges. Since most liquid products are transported upriver and most dry products are transported downriver in the region, the use of these mixed convoys allows us to use our pushboats efficiently and limit the incurrence of additional costs related to the repositioning of our barges along the Hidrovia Waterway.

Source: Drewry

Our cabotage operations serve oil majors and major trading companies in the region to transport petroleum products from the refineries to various coastal destinations. The Argentine cabotage market is restricted to established local operators with either Argentine flagged vessels or foreign flagged vessels with one-to-three year licenses, which are granted only to companies with a minimum Argentine tonnage. In the Uruguay cabotage market, in the first quarter of 2020, we commenced operations of our petroleum transport business with a Uruguayan double-hulled product tanker vessel. In addition, we have the competitive advantage of being able to operate in the Brazilian cabotage market through our ownership of a Brazilian pushboat operator, Hidronave S.A., since Brazilian law provides a preference for the utilization of Brazilian-flagged vessels operated by Brazilian shipping companies in its cabotage market. During 2019, our cabotage fleet transported approximately 1.5 million cubic meters of liquids (compared to 1.3 million cubic meters in 2018).

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat Fleet	27	95,920 BHP	Various Sizes and Horsepower
Dry Barges	268	474,050 DWT	Dry Cargo
Tank Barges	39	138,592 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	337

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
He Man H	2012	1,693	Double-hulled Bunker Vessel
Elena H	2018	4,999	Double-hulled Product Tanker

Total		87,916

Market Opportunity

We believe that the following factors create opportunities for us to successfully grow our business:

Source: Drewry

Imbalance of Water and Population Distribution Drives Agricultural Demand from South America. We believe exporting agricultural products provides a valuable solution to global water scarcity challenges. Agriculture is the largest economic sector in terms of water use. Although water is the most widely occurring substance on earth, only 2.53% is fresh water while the remainder is salt water. Two thirds of this fresh water is locked up in glaciers and permanent snow cover. The available fresh water is distributed regionally, with huge differences in availability in different parts of the world and wide variations in seasonal and annual precipitation in many places. Overall, South America is the richest region in terms of available fresh water resources per capita. Plentiful water resources are available in the Hidrovia Region and can be utilized economically to produce agricultural products for export. Farming in many importing countries would require use of scarce water resources better utilized for other activities. As one of the richest regions in terms of available fresh water resources per capita, South America is a major exporter of “virtual water” products (those products that require significant water for production). In contrast, Asia, with about 60% of the world population, has a high food demand and is one of the largest importers of virtual water products in the world. The increasing virtual water trade to developing countries is expected to drive agricultural growth and export from South America. Fertile land assures food security while waterways allow transport of goods to regional and international markets.

In addition, global growth in wealth and urbanization has resulted in greater consumption of meat and convenience foods, raising demand for soybeans as animal feed and as soybean oil (the second most widely used vegetable oil after palm oil). Soybeans are vital to the production of livestock feed, industrial oils, infant formula, soaps, solvents, clothing and other household materials. A convenient waterway system, coupled with a good inland distribution network, serves as a catalyst for agriculture supply and export of agricultural products from the Hidrovia Region to high-growth water deficit regions such as Asia.

Fresh Water Supply vs Population

Region	% of global fresh water supply	% of global population
North & Central America	15	8
South America	26	6
Europe	8	13
Africa	11	13
Asia	36	60
Australia & Oceania	5.0	<1

Source: Drewry, United Nations Educational, Scientific and Cultural Organization / The International Hydrological Programme

Growing Production and Exports of Grain Commodities: The Hidrovia Region is the agricultural heartland of South America. The countries along the Hidrovia Waterway accounted for approximately 52% (or 189 Mt) of world soybean production in 2018. According to Drewry, soybean production in the region has grown from 2000 to 2019 by a compounded annual growth rate, or CAGR of 5.8%, including 5.8% for Paraguay and 11.6% for Uruguay compared to the global CAGR of 3.6%. Moreover, the Hidrovia Region continues to have large amounts of unused arable land available for soybeans and other crops, which is expected to fuel further production growth.

Hidrovia Region Soybean Production

Source: United States Department of Agriculture

Production of corn (maize), wheat and other grains (primarily barley and sorghum) in countries along the Hidrovia Waterway have also grown during the period. For example, Argentine exports of grains have risen from 41.6 Mt in 2010 to 81.7 Mt in 2018. During this same period, Brazilian exports of grains increased from 11.6 Mt to 39.0 Mt. Overall, exports of wheat, corn and coarse grains from countries along the Hidrovia

Waterway have grown at a CAGR of 15.5%, from 40.8 Mt in 2000 to 125.9 Mt in 2018. This expansion has increased the Hidrovia Region’s market share in these commodities from 14.5% in the 2000 crop year to 24.6% in the 2018 crop year.

Although not all grain commodities produced in the Hidrovia Region are shipped for export through the Hidrovia Waterway, we believe that the increased grain production in the region is expected to increase the amount of grains transported via the Hidrovia Waterway over time. For example, Argentine and Paraguayan exports of coarse grains, soybean and soymeal increased from 61.2 Mt in 2000 to 132.1 Mt in 2018, equivalent to a CAGR of 4.4%. Portions of soybean production in Bolivia, Paraguay and southern Brazil for export must be transshipped by barge to deep-water ports. IHS Markit estimates that soybeans, soybean meal, corn, wheat and milled rice from Paraguay, Bolivia and Brazil and transported on barges through the Hidrovia Waterway will grow at a CAGR of 4.8% and 3.9% through 2030/31E and 2040/41E, respectively. In addition, significant portions of Argentine and Uruguayan production is transported over land to ports on the Hidrovia Waterway for export on oceangoing ships.

Source: IHS Markit

Exports of High Quality Mineral Commodities: In addition to grain commodities, the Hidrovia Region is a source of exceptional quality minerals, including iron ore, manganese and pig iron. The three iron ore mines and the manganese mine in the Corumbá / Urucum region of Brazil and one project across the Bolivian border are relevant to Hidrovia Region fluvial trade in general and the Iron Ore Terminal in particular. The three iron ore mines include (1) the Santa Cruz mine, (2) the Urucum mine (both of which belong to Vale) and (3) the Corumbá Lais mine currently operated by Vetorial (previously owned by MMX). The El Mutún project across the Bolivian border also shows potential, with estimated total potential resources of approximately 40 billion tons of iron ore, but has not yet been developed. Further, the MPP mine located in Corumbá offers the potential for new business opportunities for the export of high-grade iron ore and manganese, and we have already seen an increase in requests for proposals for our services in the region. Production of mineral commodities in this region is transported via barges through the Hidrovia Waterway.

Iron ore production in Corumbá and El Mutún

Source: Wood Mackenzie

According to Wood Mackenzie, the Corumbá mines are all of above average quality in terms of iron grade and trace elements. All are at or above the average iron content for Brazilian mines, and notably higher quality when compared to the Australian mine average. They also feature low concentrations of undesired elements, such as silicone dioxide, aluminum oxide, and phosphorus. Price premiums for this higher grade, higher quality iron ore have been increasing, primarily driven by Chinese environmental policy, rising demand for high quality ore used in electric-arc furnace steelmaking and the higher cost of energy and other inputs required for smelting lower-grade and lower-quality iron ores. Because of the high grade and high quality, iron ore from these mines receives a substantial price premium on the global seaborne iron ore market.

Iron ore price outlook and premium for Corumbá lump ore

Source: Wood Mackenzie

In addition, our Iron Ore Terminal is strategically located and features a unique infrastructure that is essential to get the Corumbá mines’ production to regional and global markets at economically attractive prices. According to Wood Mackenzie, the terminal compares favorably on a cost basis against competing export infrastructure, saving Vale 32% in direct port costs and 20% in indirect shipping freight compared to the next most favorable port of San Nicolás located in Argentina. Wood Mackenzie estimates that given the strong global seaborne iron ore pricing and Corumbá’s high quality premium, Vale Corumbá exhibits a very favorable netback using the Iron Ore Terminal. Nueva Palmira offers Vale a strong value proposition aligned with its strategic and operational needs.

On a real 2020 dollar basis, Wood Mackenzie’s analysis indicates a sustainable positive netback for Vale going forward which is expected to drive Vale’s incentive for increased extraction from their Corumbá mines.

Vale Corumbá (MCR) 2020 Netback (Margin) (US$/ton, real 2020$)

Source: Wood Mackenzie

Production from the Corumbá mines increased from 1.3 Mt in 2000 to a combined 8.2 Mt in 2012, representing a CAGR of 16.6%. During the five years ended December 31, 2018, aggregate production in Corumbá mines declined, in large part due to cyclical factors affecting global commodities and less supportive pricing. More recently, a confluence of factors are expected to increase iron ore production in the Corumbá region moving forward. The 2017 opening of our Iron Ore Terminal has fundamentally improved the economics of mining Corumbá iron ore given the lower logistics costs via our Iron Ore Terminal and the ability to stockpile large quantities of iron ore at the port. Production interruptions in several of Vale’s mines—including Samarco and Brumadinho—are expected to result in volumes shifting to Corumbá as Vale seeks to meet contractual obligations which include take-or-pay commitments with us for port transshipments through Nueva Palmira and take-or-pay commitments for barge transportation with multiple shipping companies. In addition, Vetorial, a Brazilian company, has recently reopened the Lais mine previously owned by MMX. As evidence of these drivers, Vale’s Corumbá iron ore and manganese production increased 43% and 309% year-over-year in the second quarter of 2020, respectively. Wood Mackenzie expects Vale to be able to ramp up iron ore production to 4.0 Mtpa and manganese production to 0.7 Mtpa by 2023, for a total production of 4.7 Mtpa by 2023 with limited capital outlays. Including a recovery of Santa Cruz shipments to 4 Mtpa of iron ore, 0.7 Mtpa of manganese ore and full shipment of Vetorial volumes from Corumbá (Lais) (1.3 Mtpa lump or fines and 0.3 Mtpa of MPI re-exports), Wood Mackenzie expects potential production volumes of 6.3 Mtpa by 2023, with upside potential for additional production volumes from MPP Corumbá, Santa Cruz, Vetorial, Urucum and El Mutun, starting from 2021 and increasing to 9.2 Mtpa by 2025, for a total Corumbá production of 15.5 Mtpa.

Corumbá Mine Base Case and Upside Scenario Production.

Source: Wood Mackenzie

Steadily Increasing Oil Demand in Hidrovia Region. Waterborne transportation via the Hidrovia Waterway and coastal tanker trade form a key part of the region’s oil supply system. The Hidrovia Waterway and barge transportation are especially critical for Paraguay and Bolivia’s oil products imports as 99% and 30% of the imports use the Hidrovia liquid barge system, respectively.

Furthermore, approximately 70% of Argentina’s refinery capacity is located in the River Plate estuary. Petroleum product distribution systems within Argentina rely on transport from the refineries to various coastal destinations such as Bahia Blanca and southern Argentina. Much of northern Argentina’s petroleum products reach consumers via the Hidrovia Waterway. Since Paraguay does not produce any crude oil and only has one small refinery, it relies on the Hidrovia Waterway for imports of crude oil and petroleum products.

Paraguay petroleum imports forecast, 2019—2040

	2019	2020	2030	2040
Oil Product Imports (Mtpa)	3,150	3,262	4,271	4,690
Oil Product Consumption (Mtpa)	3,578	3,735	5,043	5,613
Implied Petroleum Imports as % Oil Consumption	88%	87%	85%	84%

Source: IHS Markit

Oil demand in Argentina, Paraguay, Bolivia, Uruguay and Brazil increased steadily at a CAGR of 2.4% between 2000 and 2018. Liquid barge volumes driven by Paraguayan and Bolivian oil trade flows are expected to grow at a 2.2% CAGR through 2040/41E, according to IHS Markit.

Source: IHS Markit

Mega-Project Development in Hidrovia Region. Newly announced mega-projects, such as ECB Group’s Biofuel export plant and Paracel’s pulp mill in Paraguay, will create additional demand for river transportation and port transshipment services. The ECB Group’s Biofuel plant is expected to have the capacity to produce 20,000 barrels per day of renewable diesel and jet fuel for export to Europe and North America. This opportunity has the potential to create approximately 1.2 million cubic meters per annum of new liquid cargoes for ports and barges. The Paracel pulp mill, located on the Paraguay River, is expected to have a capacity of 1.5 Mtpa of pulp, creating approximately 1.5 Mtpa of new bulk cargoes for ports and barges. Waterborne transportation on the Paraguay River could create an optimal logistics solution for products and services to and from the plant site. Our strategically located Port Terminals and logistical expertise are ideally suited to meet the needs created by such new development.

Reliance on Waterborne Transportation in the Hidrovia Region. The Hidrovia Waterway is a vital transportation link in South America given the limited highway and rail alternatives and is critical to facilitating access to the Atlantic Ocean and the global export market. The Hidrovia Waterway passes through five countries (Argentina, Bolivia, Brazil, Paraguay and Uruguay), and encompasses over 4,500 kilometers, comparable to the length of the Mississippi River system in the United States. There is dredging work underway to increase the water depth in certain portions of the river to allow for better barge access to the Hidrovia Region. The dredging work is expected to allow for an increase of laden ship and barge traffic in both high and low water seasons.

A comparison of the Mississippi River system and the Hidrovia Waterway illustrates potential for future development of the latter. The Hidrovia Waterway carried about 27,555 tons per kilometer (124.3 Mt) while Mississippi carried about 164,552 tons per kilometer (614.2 Mt) in 2017. The Hidrovia Region is at an early phase of its development with a corresponding nascent level of activity, while the Mississippi River system serves a more economically developed region, and has been used intensively for a much longer period, and has correspondingly much higher level of activities. While development for different countries follows different paths, comparison of carriage rates of the respective waterways shows that there is potential for further development of the Hidrovia Waterway for cargo generation and transport. In terms of barge size, the Mississippi River typically sees 1,500 ton barges whereas the Hidrovia Waterway typically sees jumbo barges of about 2,600 tons.

Efficient and Sustainable Means of Transportation. River barges are an efficient, greener and cost-effective mode of transportation compared to other modes of transportation such as railroads and trucks. According to a study by the Andean Development Corporation (CAF), in terms of carrying capacity, a single barge can transport 1,600 tons of cargo, which would otherwise require 40 rail cars or 80 trucks. A convoy of barges in the Hidrovia Region can transport 40,000 tons, which would otherwise require 1,000 rail cars or 2,000 trucks. Transportation by waterway is also superior, in terms of energy efficiency, where one ton of cargo per liter of diesel can travel 251 kilometers by barge, as opposed to 101 kilometers by rail, and 29 kilometers by truck. This means that for each metric ton of load transported 1,000 kilometers, a barge consumes about 3.74 liters of diesel, while each metric ton of load transported 1,000 kilometers by rail or truck would consume 8.26 liters and 32.25 of diesel, respectively. Therefore, when compared to inland barges, trains and trucks produce significantly greater quantities of certain air pollutants.

Competitive Strengths

We believe that the following strengths allow us to maintain a competitive advantage within the markets we serve:

Leading Integrated Infrastructure and Logistics Company in the Hidrovia Region Serving Growing End Markets. We believe that we own and operate the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs, our Dry Port Terminals, and one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity, our Liquid Port Terminal. We believe we also are one of the largest owners and operators of a diverse and versatile fleet of dry and wet barges, pushboats and oil tankers in the Hidrovia Region. Our port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. We have been able to combine our ports, barges, pushboats and tankers to offer an integrated logistics solution to our customers. We have customers that use both our dry port and dry barge services such as Vale, Alicorp and other customers that use our liquid port, liquid barge and cabotage services such as Vitol. We believe that the scale and breadth of our integrated service offerings, together with the strategic location and unique capabilities of our infrastructure assets position us well to capitalize on the continued growth expected in iron ore, grain and liquid trade flows within the Hidrovia Region (see “—Market Opportunity”).

Strategically Located Infrastructure and Unique Operating Capabilities Make Our Solution Difficult to Replicate. Our Dry Port Terminals have served the growing grain and iron ore exports of countries in the Hidrovia Region since 1955 and are strategically located at the confluence of the Parana and Uruguay Rivers, which allows us to efficiently serve our customers’ export needs by providing easy access to the Atlantic Ocean. We operate our Dry Port Terminals under a long-term concession agreement within Uruguay, a stable, investment grade-rated country. Our current license to operate in the Nueva Palmira Free Zone, which we have renewed and extended numerous times in the past, expires in 2046, with an option to extend the concession until 2066 at our discretion. As enterprises operating in the Nueva Palmira Free Zone, the Dry Port Terminals are exempt from all Uruguayan taxes, and are subject only to limited operational restrictions. We believe most of the remaining waterfront land in the Nueva Palmira Free Zone is already subject to user agreements.

Furthermore, the Iron Ore Terminal has specially-designed storage facilities and belt conveying systems that provide significant flexibility and prevent delays to vessels and barge convoys. Our Grain Terminal is the largest independent transshipment facility in Uruguay based on throughput, and the principal port for Uruguayan agricultural exports. The Grain Terminal also offers Identity Preservation, which contributes to high customer contract renewal rates, with a typical contract duration of one to six years. Our Liquid Port Terminal and storage facility in Paraguay serves the needs of our customers in Paraguay, a country with no crude production and limited refining capacity.

We believe that our location and unique capabilities that are difficult to replicate, as well as the costly and time-consuming barriers to entering the port terminal markets in which we operate, offer us an advantage over our competitors in the region and limit their ability to take advantage of the favorable tax benefits and operational conditions from which we benefit.

The Iron Ore Terminal Facility Is a Critical Link in the Corumbá Iron Ore Supply Chain. Our Iron Ore Terminal is a high-quality asset with what we believe are best-in-class components. The Iron Ore Terminal was built for the purpose of handling iron ore and manganese ore to the specifications of the Vale Port Contract. The Iron Ore Terminal has specially-designed storage facilities and conveying systems that provide significant flexibility in cargo movements in order to prevent delays to vessels and barge convoys. According to Wood Mackenzie, the Iron Ore Terminal allows total logistics cost savings of up to $9 per ton of iron ore, comprised of $5 per ton savings in transshipment costs and $4 per ton savings resulting from the utilization of larger vessels. These per-ton savings translate into 32% in cost savings on terminal-related costs and a 20% cost savings in indirect shipping freight compared to transshipment terminals used by Vale in Argentina prior to our partnership under the Vale Port Contract. Our Iron Ore Terminal reduces the cost of Vale’s Corumbá region iron ore, rendering it more cost-competitive globally. Our unique offerings have attracted additional customers, such as Vetorial and Cargill Trading, which have begun to fill our excess capacity beyond the Vale Port Contract. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.”

We Benefit from Significant Contracted Cash Flows Underpinned by Our Long-Term Take-or-Pay Contract with Built-in Upside. The Vale Port Contract serviced through our Iron Ore Terminal is a take-or-pay services contract for four Mt per year providing for contracted cash flows through July 2037. This contract is U.S. dollar denominated and has built-in tariff escalators that grow with inflation. At the Minimum Guaranteed Quantity, we estimate that the Vale Port Contract contributes approximately $42 million of our annualized EBITDA as of the date of this prospectus and is expected to generate approximately $79 million in annualized EBITDA by 2037, equating to $1.0 billion in aggregate EBITDA over the remainder of its term. Each of the foregoing EBITDA estimates is based on the current agreed tariffs, contracted tariff escalations and adjustments based on projections for the U.S. Consumer Price Index, Uruguayan labor inflation and Uruguay peso-U.S. dollar exchange rates and a bottom-up, annualized analysis of operating costs inflated across the full contract term by reference to the U.S. Consumer Price Index or local labor inflation index projections. See “Risk Factors—Risks Relating to Our Industry and Our Business—Actual Earnings generated under the Vale Port Contract may not be consistent with our estimates.” In addition, the terms of the Vale Port Contract provide Vale with the ability to transship up to five Mt per year and a right of first refusal for use of the Iron Ore Terminal for quantities in excess of five Mt and up to six Mt within any contract year.

Significant Upside Potential at Our Port Terminal Facilities. Our Grain Terminal is the largest independent grain terminal in Uruguay, based on throughput, with eight Mt per annum of annual throughput capacity. During 2019, 3.6 Mtpa of throughput were exported through our terminal, leaving approximately 4.4 Mtpa of incremental capacity. We believe our current excess capacity, together with our unique grain terminal capabilities, positions us to gain market share as demand for our services increases. Our Iron Ore Terminal is the only dedicated mineral transshipment terminal in the Hidrovia and represents strategically important and unique infrastructure in the region. The Iron Ore Terminal also has significant potential for further utilization, with ten Mt per annum of available throughput capacity. Four Mt represent the Minimum Guaranteed Quantity of the Vale Port Contract, and a further two Mt are exercisable at Vale’s option. Due to the recent increase in exports from Corumbá mines, as well as inquiries for transshipment services for iron ore from Bolivia, we believe that we have a robust pipeline of opportunities and have begun to fill our excess capacity. For example, Vetorial has recently agreed to a transshipment contract with us for 1.5Mtpa.

Our existing excess capacity allows us to grow and gain market share with minimal incremental investment. In addition, the capacity of both the Grain Terminal and the Iron Ore Terminal can be further expanded if there is excess demand, as we have 144 acres of undeveloped land within or near Nueva Palmira Free Zone.

Long-Term Customer Relationships, with High-Quality Customers and Favorable Contract Terms. We have a long history of operating in the Hidrovia Region of South America. We have consistent contract renewals and long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture and oil companies and their affiliates such as ADM, Cargill, Louis Dreyfus, Petropar, YPF, Trafigura, Vale, and Vitol. These long-term customer relationships arise from our reputation for reliability and high-quality service. In our Grain Terminal in Uruguay, we have been serving three of our key customers, ADM, Cargill and Louis Dreyfus, for 22 years on average. In our Liquid Port Terminal, liquid barge transportation and Cabotage Business, we have long-term relationships with our global petroleum customers of more than 18 years on average. In our Barge Business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts for storing and transshipping iron ore and other commodities since then.

In addition, almost all of our contracts are U.S. dollar denominated and most of our Dry Port Terminals’ contracts include minimum volume guarantees and built-in tariff escalators. This reduces our currency, volume and pricing risks, which enables us to have strong cash-flow visibility.

Highly Focused on Sustainability, Safety and Serving All of Our Stakeholders. The business and operational decisions we make each day at our Port Terminal Facilities and aboard our vessels are guided by our focus on serving all of our stakeholders, including attention to the health and safety of our crew, our vessels and the environment. We believe that waterway transportation is more environmentally friendly than any alternative modes of transportation, such as by truck or rail, in addition to being one of the most fuel-efficient, and we are committed to maintaining a low carbon footprint throughout our operations. Our modern and clean infrastructure includes water treatment facilities and dust suppression systems to bolster environmental protection in the management of minerals, and our Liquid Port Terminal operates in compliance with the highest standards of our major oil customers. We are proud to have conducted our operations to date without any environmental incidents of significance within our Port Terminal Facilities.

Our technical ship management services are provided in accordance with the highest standard in the industry established by class societies, the IMO and the OCIMF and we have been vetted by the oil majors. The quality of our fleet, as well as the expertise of our fleet managers, crews and engineering resources, helps us maintain safe, reliable and consistent performance. We maintain well documented and internationally certified safety and quality management systems, perform periodic audits and conduct training, each of which affects all areas of our activities, including operations, maintenance and crewing.

We further maintain a tradition of strong corporate citizenship in the communities in which we operate, which includes, for example, our scholarship program for maritime studies and our commitment to supporting local schools, hospitals, social organizations and other not-for-profit organizations in the communities in which we operate. We also emphasize upholding strong corporate governance throughout our organization.

Established History and Experienced Management Team. We have operated in the Hidrovia Region for more than 50 years and have an experienced management team, led by our Chief Executive Officer Claudio Pablo Lopez. Mr. Lopez and his family members have collectively been involved in the logistics industry in the region since 1976. Our directors and senior executive officers have, on average over 20 years of experience in the logistics and transportation industries. Our management team has significant expertise in various lines of businesses and has been instrumental in developing and maintaining our certified safety, quality management systems and executing our growth plan. Our management has driven significant growth in revenues.

Business Strategy

Our business strategy is to continue to operate as a diversified infrastructure, logistics and port terminals company while maximizing our growth and profitability and limiting our exposure to the cyclical nature of individual sectors of the logistics industry. We intend to leverage our expertise and strong customer relationships to increase volume, efficiency and market share in a targeted manner. We will continue to build upon our reputation in the logistics and port terminals industry by pursuing the following strategies:

Capitalize on Attractive Fundamentals in Our Businesses. As an operator of some of the largest, most modern and strategically located port facilities, together with one of the largest fleets of barges and product tankers in the Hidrovia Region, we believe we are well positioned to capitalize on the attractive fundamentals for storage and marine transportation services in the region. Our ability to combine our Port Terminals in Uruguay and Paraguay with our versatile fleet of barges, pushboats and tankers to offer integrated, end-to-end logistics solutions for both our dry and liquid customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia Region has allowed us to differentiate our business and offer superior services compared to our competitors. There currently exists a shortage of adequate rail and highway infrastructure in South America to meet the growing demand for exports, and the Hidrovia Waterway and coastal trade represent some of the more cost-efficient methods of transportation in the region. The Hidrovia Waterway is one of the largest navigable river systems in the world, comparable in length to the Mississippi River system in the United States, but carries only 20% of the cargo carried on the Mississippi River system, indicating potential for further development. We plan to use our position in the Hidrovia Region to grow our businesses to take advantage of this opportunity. If such growth in the Hidrovia Region economies does not materialize, it could materially impact our business. See “Risk Factors—Risks Relating to Our Industry and Our Business—The recent global outbreak of novel coronavirus disease (COVID-19) could potentially disrupt charter rates, vessel values and could have an adverse impact on our business, financial condition, results of operations or prospects.”

Leverage Our Track-Record of Successful Development for Further Expansion We regularly review opportunities to invest in new port facilities and other infrastructure and increase the size and capacity of our barge and cabotage fleets. For example, we have expanded the storage and transshipment capacity of our Grain Terminal, we have also successfully developed our new Iron Ore Terminal for minerals in Nueva Palmira to service the Vale Port Contract, and we are in the process of expanding our Liquid Port Terminal. In 2019, we ordered the construction of six liquid barges, five of which were delivered in the fourth quarter of 2020 and the remaining during the first quarter of 2021. The total consideration for the six liquid barges is $17.1 million and they have been contracted under a five year time charter contract, which is expected to generate approximately $5 million of run-rate EBITDA per annum. In the third quarter of 2020, we signed a binding letter of intent with third parties for the acquisition of the 2020 Fleet, consisting of three push boats and 18 tank barges, operating in the Hidrovia Waterway, for a purchase price of $30 million. The transaction includes a the 2020 Fleet CoA, for the transportation of a minimum of 1,250,000 cubic meters of fuel during a period of up to five years. We expect to generate approximately $8 million of annual EBITDA from the 2020 Fleet CoA assuming operating expenses approximating current operating costs of its own vessels. The acquisition will be funded with $15 million equity to be paid at closing and sellers’ financing of $15 million, bearing interest at a fixed rate of 5% per annum, payable in three equal annual installments. In the fourth quarter of 2020, we signed the purcase agreement and we expect closing of the transaction to take place in the first quarter of 2021.

In addition to these previous investments, we are currently developing a multipurpose upriver port terminal in Port Murtinho in the state of Mato Grosso do Sul, in the center-west region of Brazil, for exports of agricultural commodities and imports of fertilizers and fuel products. We believe that this is an attractive investment opportunity because of the strong growth expected in the Mato Grosso du Sul area. According to IHS Markit, grain exports from Mato Grosso do Sul through the Hidrovia Region are expected to grow from 0.7 Mtpa in 2019/20E to 4.9 Mtpa in 2040/41, representing a CAGR of 10.1%. Since 2018, we have purchased approximately 6.9 hectares of undeveloped, river-front land located in Port Murtinho in which the new terminal is expected to be constructed, and are in the process of acquiring 2.3 additional hectares. The new terminal is expected to service the needs of our clients for exports of soybeans, grains, sugar and other agricultural commodities and imports of fertilizers and fuel products. We have developed a master plan for the new terminal and concluded the licensing process for construction. We recently signed a non-binding letter of intent with CND for long-term storage and transshipment contracts for the upriver Murtinho port terminal, which is currently under development, and the Nueva Palmira Grain Terminal in Uruguay for a minimum of 300,000 tons annual volume. As of the date of this prospectus, we expect to complete construction of the new terminal in 2022. The new terminal is still in the early stages of development, and there can be no assurance that it will be constructed.

We also have 144 acres available to be developed inside or near the Nueva Palmira Free Zone in Uruguay. In part of this available land, we plan to develop a new terminal for refined liquid products. The new liquid terminal will service the market for storage and import of fuel products in Uruguay, and the storage and transshipment of fuel products for export to other countries via the Hidrovia Waterway. The development of this terminal depends on a regulatory change that would open up the market for import of fuel products in Uruguay, which is currently a state monopoly, to the private sector. In 2020, the Uruguayan government commenced the discussion for this regulatory change, but the Uruguayan government has not approved any such change as of the date of this prospectus. There can be no assurance that this change in regulation will materialize, or that new liquid terminal in Nueva Palmira will be constructed. See “Risk Factors—Risks Relating to Our Industry and Our Business—Our failure to receive required approvals for or timely complete construction and commence full operation or secure satisfactory commercial contracts of our planned Port Murtinho and Nueva Palmira Free Zone port terminal facilities could negatively affect our business operations, and we may experience difficulty managing our growth as we expand our business.”

Further, the Hidrovia Region barge industry is highly fragmented, and as such, there is strong industrial logic for industry consolidation. We may seek the opportunity to build scale and network density through future acquisitions; particularly should there be the opportunity to realize meaningful synergies. We may also enter into joint venture arrangements with third parties with respect to these businesses.

Continue to Capitalize on Long-Term Contracts and Optimize Our Chartering Strategy. Our business has grown with support from our long-term contracts, and we believe we are well positioned to capitalize on continued opportunities to secure contracted cash flow. Our Dry Port Terminals have provided our business with stability through longstanding contracts containing minimum volume guarantees and consistent contract renewals with high quality counterparties in diverse end markets. Our Barge Business consists of convoys chartered under time charter contracts or CoAs and our Cabotage Business consists of tankers chartered typically on one- to three-year time charter contracts. We continually monitor developments in the logistics industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions, in order to implement our overall business strategy. Some of our charters provide fixed pricing, minimum volume requirements and fuel price adjustment formulas. On other occasions, we enter into CoAs, which allow us flexibility in transporting a certain cargo to its destination. Furthermore, we intend to develop relationships with new customers as we grow our capacity.

Continue to Generate Operating Efficiencies and Capitalize on Our Operational Excellence. We have identified opportunities and are implementing plans to further increase overall efficiency and profitability. For example, our Iron Ore Terminal has state-of-the-art equipment, including two unloading cranes, a belt conveyor system, a stacker-reclaimer and a traveling shiploader with a capacity of 3,900 tons per hour (enabling a turnaround of less than two days for baby capsize vessels), and can handle cargo without the need for trucks or payloaders. We also continue to focus on optimizing our barge and tug scheduling, maximizing loads and convoy size and minimizing empty return voyages. We have developed a reputation for having quality operations in the storage, fluvial and marine transportation industries. We have implemented a quality improvement process to identify customer requirements and maintain processes designed to meet those requirements. We seek to involve the entire workforce to continually improve these processes on an ongoing basis. Our emphasis on quality allows us to provide customer service at a competitive price. Our reputation enhances our ability to successfully secure valuable contracts and has allowed us to build strong relationships with our customers. We further benefit from our relationship with Navios Holdings, a global seaborne shipping and logistics company with a 60-year history of investing and operating in the maritime industry operational expertise. We have been able to leverage their global network of commercial and financing relationships in the industry.

Our History

We have a long history of operating in the Hidrovia Region of South America. We were established in January 2008 through the merger of CNSA, an entity founded by one of our predecessor companies in 1955, and Horamar, founded by the Lopez family. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay, shifting its focus to grain transshipment in the 1980s. Horamar, formed in 1992, was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargo in South America along the Hidrovia Waterway. The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics businesses in the Hidrovia Region of South America.

Our Customers

We have a diverse customer base including global agricultural, mining and petroleum companies. Our customers include affiliates of ADM, Cargill, Louis Dreyfus, Petropar, Trafigura, Vale, Vitol and YPF.

Our Iron Ore Terminal was built to specification to service Vale’s needs under the Vale Port Contract through 2037, subject to extension. In our Grain Terminal in Uruguay, we have been serving three of our key customers, ADM, Cargill and Louis Dreyfus, for more than 22 years on average. In our Liquid Port Terminal, liquid barge transportation and Cabotage Business, we have long-term relationships with our global petroleum customers of more than 18 years on average (such as Axion Energy, YPF and Shell or their successors). In our dry barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then. We are committed to providing quality logistics services for our customers and further developing and maintaining our long-term relationships.

Our Markets

We have three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. We primarily operate in Uruguay, Argentina, Brazil and Paraguay markets. The table below reflects a breakdown of our total revenues by category and geographical market for the years ended December 31, 2019 and December 31, 2018:

	Port Terminal Business		Barge Business		Cabotage Business
	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenues by Geography
Uruguay	88,687	63,074	68,824	59,113	—	—
Argentina	—	—	430	850	46,551	41,813
Paraguay	13,416	36,247	9,301	5,193	—	—

Total Revenues	102,103	99,321	78,555	65,156	46,551	41,813

Port Terminal Operations

Uruguay Dry Port Terminals

We believe that the Dry Port Terminals we own and operate constitute the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs. In 2018 and 2019, 3.0 million and

4.9 Mt of grain and mineral cargo, respectively, were moved through our Dry Port Terminals. Our Dry Port Terminal complex comprises of a grain terminal, and a new iron ore terminal that commenced operations in 2017.

We have Free Zone User Agreements with Uruguay dating back to the 1950s for certain lands on which we operate in Uruguay. The agreements have been extended to 2046 and may be extended further until 2066 at our option. Additionally, since our terminals are located in the Nueva Palmira Free Zone, foreign commodities moving through the terminal are free of Uruguayan taxes.

We have experienced significant growth in the last ten years from 1.0 Mt of grain moved in 2000 to 3.6 Mt of grain moved in 2019. In 2018, 1.9 Mt of grain moved through our terminal as local production of soybean and our throughput was adversely affected by a drought in the region. We believe that there will continue to be an increase in the use of land for agriculture and implement technology for increasing yields on productive lands in the Hidrovia Region. To address the continuing growth in the Hidrovia Region, we have expanded our grain silo capacity from 274,000 tons of grain cargo in 2009 to 454,000 tons of grain cargo as of December 31, 2019. We also installed a grain drying and conditioning facility on 13.6 acres of land adjacent to our Dry Port Terminal, which has been operational since May 2011. In addition, in October 2013 we completed the construction of an additional vessel-loading conveyor belt.

Furthermore, we have expanded our dry bulk terminal operations and we believe there is significant potential for further expansion. After the completion of the development of the iron ore terminal that commenced operations in 2017, we developed 74 acres of land, and we have 144 acres available to be developed inside or near the Nueva Palmira Free Zone.

Grain Terminal Operation: The commodities most frequently handled include grain and grain products, including cereals, soybeans, corn and wheat. Our Grain Terminal receives bulk cargoes from barges, trucks, and vessels, and either transfers them directly to dry bulk carriers or stores them in our modern silos for later shipment. The Grain Terminal operates 24 hours per day, seven days per week, to provide barge and ship traffic with safe and fast turnarounds. Multiple operations may be conducted simultaneously at the Grain Terminal, including cargoes from vessels, barges, trucks and grain silos. The Grain Terminal uses a fixed fee structure for customers.

Grain Terminal Infrastructure: The Grain Terminal is unique in the region because of its sophisticated design, efficiency and multimodal operations. Our Grain Terminal has specially designed storage, drying and conditioning facilities and two-belt conveying systems that provide significant flexibility in cargo movement aimed at avoiding delays to trucks, vessels and barge convoys. The Grain Terminal currently offers approximately 460,000 tons (soybean basis) of clean and secure grain silo capacity. With nine silos (some with internal separations) available for storage, our facility provides customers storage for their commodities separate from those of other customers and allows for identity preservation of customers’ products. The Grain Terminal has the latest generation, high precision, independent weigh scales for loading activity.

The Grain Terminal has two docks. The main outer dock is 240 meters long and accommodates vessels of up to 85,000 DWT loading to the maximum draft permitted for vessels at the Martin Garcia and Mitre Canals. The dock has three modern ship loaders that since the construction of the second conveyor line to the main pier are capable of loading vessels at rates of up to 48,000 tons per day, depending on the vessel, use of silos and on the type of commodity. The secondary inner dock is 170 meters long and is dedicated to the discharge of barge convoys, which is carried out on both sides of the dock. The Grain Terminal is capable of discharging barge convoys at rates averaging 10,000 to 14,000 tons per day, depending on the type of barges and commodity. There is also a fixed-duty cycle crane to discharge barge convoys. In addition, discharging at our facility is optimized through the use of commodity-appropriate bucket size and type.

Iron Ore Terminal Operation: The commodities most frequently handled include iron ore and manganese. Our Iron Ore Terminal receives minerals from barges and either transfers them directly to dry bulk carriers or stores them in our stockpiles for later shipment. The Iron Ore Terminal operates 24 hours per day, seven days per week, to provide barge and ship traffic with safe and fast turnarounds.

Iron Ore Terminal Infrastructure: The Iron Ore Terminal is unique in the region because of its sophisticated design, efficiency and multimodal operations. Our Iron Ore Terminal has specially designed storage facilities and conveying systems that provide significant flexibility in cargo movements aimed at avoiding delays to vessels and barge convoys. On shore the new facilities comprise an area of approximately 20 acres with two stockpiles for mineral with a storage capacity of up to 700,000 tons. With two stockpiles available for storage, our facility provides customers storage for their commodities separate from those of other customers. Mineral at the stockpile are handled by a Stacker/Reclaimer. Auxiliary equipment for barge mooring, power, environment control and water treatment are also part of the iron ore terminal facility.

The Iron Ore Terminal has two new docks. The main outer dock is 300 meters long with two berths for vessels able to accommodate vessels on both sides; up to 150,000 DWT on the outer side, and up to 85,000 DWT on the inner side, loading to the maximum draft permitted for vessels at the Martin Garcia and Mitre Canals. The secondary inner dock is 200 meters long and is dedicated for the discharge of barge convoys, able to accommodate and discharge two barges at the same time. Vessels are loaded with a travelling shiploader and barges are unloaded by two cranes.

Paraguay Liquid Port Terminal

We own and operate an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, located approximately 17 miles by river from the capital of Asunción. We believe our port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity, with a current static storage capacity of 45,660 cubic meters, which we are in the process of expanding to 65,660 cubic meters with the construction of two additional tanks. The port facility serves local and international operators from Paraguay and Bolivia supplying products that support the growing regional demand for energy. Because Paraguay is not an oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. The strategic location of the terminal at the center of the Hidrovia Waterway has comparative advantages for the provision of services to both southern and northern regions.

The port terminal was built to carry out terminal operations efficiently, including the loading and unloading of ships and trucks with fuels, storage tanks and subsequent clearance for vessels and trucks. The business is carried out through the purchase and sale of refined petroleum products and the storage, handling or transportation services that relate to liquid and gas products. We own tanks approved by the Paraguayan National Customs Office, which gives us a competitive advantage over other suppliers dedicated to the field.

Port Operation: The port provides short and long-term storage services for liquid cargo, as well as the sale of liquid products.

Port Infrastructure: Currently, the port has 11 major and two auxiliary tanks in operation with a static storage capacity of 45,660 cubic meters. The plates are carbon steel, as specified by the American Standard for Testing Materials, and the construction was performed according to the standards of the American Petroleum Institute. We are currently constructing two additional tanks of 20,000 cubic meters static storage capacity. We have available space to increase capacity to 90,000 or 100,000 cubic meters of storage at the terminal to meet our customers’ future demand.

The pier is a structure of reinforced concrete built on stilts, beams and slabs. It is 45 meters long and 4.5 meters wide, and includes two platforms, each with 148 square meters of surface area. One of the platforms, used for operation during periods of high river level, has a height of 9.05 meters. The second platform is used during periods of lower river level and has a height of 5.0 meters.

The port has an area for truck operations with a reinforced concrete floor and metal roof mounted on trusses and steel columns profiles. There are three platforms, one for liquid fuels, another for LPG and a platform to discharge trucks with alcohol and other refined petroleum products.

Barge Operations

Overview: We service the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet of 337 vessels in our Barge Business. We operate different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Hidrovia Waterway. We typically contract our vessels either on a time charter basis or on a CoA basis or in the spot market.

Fleet: We control 337 vessels in our Barge Business, including 27 pushboats, 268 dry barges, 39 tank barges and three LPG barges. Our dry barge fleet is nearly three times the size it was in January 2008. Three pushboats and 18 tank barges recently acquired are expected to be added to our fleet during the first quarter of 2021.

Products Transported: We provide transportation for dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas (LPG)). During 2019, we transported approximately 2.1 million cubic meters of liquids or tons of dry cargo, consisting of approximately 0.3 million cubic meters of liquids and 1.8 Mt of dry cargo (compared to 1.7 million in 2018).

Cabotage Operations

Overview: Our cabotage operations serve oil majors and major trading companies in the region to transport petroleum products from the refineries to various coastal destinations. The Argentine cabotage market is restricted to established local operators with either Argentine flagged vessels or foreign flagged vessels with one-to-three year licenses for companies with sufficient Argentine tonnage. In the Uruguay cabotage market, in the first quarter of 2020, we commenced operations for transportation of petroleum products through a Uruguayan double-hulled product tanker vessel. We have the competitive advantage of being able to operate in the Brazilian cabotage market through a Brazilian pushboat operator, Hidronave S.A., since Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage market. During 2019, our cabotage fleet transported approximately 1.5 million cubic meters of liquids (compared to 1.3 million cubic meters in 2018).

Our fleet consists of six product tanker vessels, one bunker vessel and one river and estuary product tanker.

On July 10, 2013, we became the sole shareholder of Hidronave S.A. by acquiring the then remaining 49% non-controlling interest. This acquisition serves as a platform to enable us to build our Brazilian cabotage business if we choose to do so, since Hidronave S.A. has the certificates and other documentation required to conduct business in Brazil.

Fleet: The table below reflects our cabotage tanker fleet as of January 19, 2020:

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Expiration Date of License
Malva H	Product Tanker	2008	8,974	March 1, 2020	18 months	N/A(1)
Estefania H	Product Tanker	2008	12,000	February 01, 2021	8 months	N/A(2)
Makenita H	Product Tanker	2009	17,508	February 16, 2019	36 months	June 26, 2022
Sara H	Product Tanker	2009	9,000	N/A(3)	N/A(3)	June 30, 2022
Ferni H	Product Tanker	2010	16,871	April 1, 2020	36 months	August 3, 2022
San San H	Product Tanker	2010	16,871	N/A(3)	N/A(3)	May 31, 2023
Elena H	Product Tanker	2018	4,999	October 13, 2018	60 months	August 17, 2022
He Man H	Bunker Vessel	2012	1,693	April 1, 2019	24 months	September 9, 2024

(1)	License does not apply as the vessel is located in Uruguay under Uruguayan flag.

(2)	License does not apply as the vessel has an Argentine flag.

(3)	Vessels operating the spot market.

In Argentina, all of our cabotage tanker vessels fly a foreign flag and operate under licenses of one to three years’ duration issued by the Argentinian maritime authorities, other than the Estefania H, which flies the Argentine flag. Such licenses for our vessels expire at various times until May 2023. Upon expiration, the licenses are generally renewed for periods of one to three years, in accordance with applicable local law. While renewal is pending, the vessels typically operate under provisional licenses of two to three months’ duration until a longer-term license can be obtained. In the event that a license cannot be further renewed, a vessel must fly the Argentine flag to continue operating in Argentine cabotage. The product tanker Malva H flies the Uruguayan flag and operates in Uruguay.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils). During 2019, our cabotage fleet transported approximately 1.5 million cubic meters of liquids (compared to 1.3 million cubic meters in 2018).

Our Fleet Management

We conduct all daily technical and commercial management for our owned fleet in-house. These services, as well as administration of our fleet, are provided from several offices situated in Argentina, Paraguay, Uruguay and Brazil. We will continue to undertake all technical and commercial management for our barges and pushboats and vessels, such as drydocking, repairs and maintenance, including the purchasing of supplies, spare parts and husbandry items, crewing, superintendence and preparation and payment of all related accounts on our behalf.

Human Capital Resources

We crew our fleet with Argentine, Brazilian and Paraguayan officers and seamen. Our fleet managers are responsible for selecting the crew.

As of December 31, 2019, we employed 401 land-based employees: 23 employees in the Asuncion, Paraguay office, 46 employees at the port facility in San Antonio, Paraguay, 99 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 216 employees at the dry port facilities in Uruguay, and 11 employees in the Corumba, Brazil office.

Certain of our operations in Argentina, Paraguay, Uruguay and Brazil are unionized. We believe that we have good relations with our employees and seamen and since our inception we have had no history of significant work stoppages.

Competition

We believe we are one of the largest providers of infrastructure, logistics and marine transportation services in the Hidrovia Region, with the region’s second largest barge fleet and the third largest cabotage fleet in Argentina. We believe our ownership of river ports, including our port terminals in Uruguay that provide access to the ocean, allows us to offer a logistics solution superior to our competitors that also operate barges and pushboats. We also compete based on reliability, efficiency and price.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. However, most of these companies are proprietary service providers that are focused on servicing their own cargo. Unlike these companies, we are an independent service provider in the market for transits. With respect to exports, our competitors are Montevideo Port in Montevideo, Ontur in Nueva Palmira, and TGU in Nueva Palmira. The main competitor of our Liquid Port Terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol, TLP, Trafigura and Petrobras.

We face competition in our Barge and Cabotage Businesses with transportation of oil and refined petroleum products from other independent shipowners and from vessel operators who primarily charter vessels to meet their cargo carrying needs. The charter markets in which our vessels compete are highly competitive. Key competitors include the successor of Atria Logistica S.A., Hidrovias do Brasil, Interbarge, P&O, Imperial Shipping and Fluviomar. In addition, some of our customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas. We believe that our ability to combine our ports in Uruguay and Paraguay with our versatile fleet of barges, pushboats and tankers to offer integrated, end-to-end logistics solutions for both our dry and liquid customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia Region has allowed us to differentiate our business and offer superior services compared to our competitors.

Corporate Information

Navios South American Logistics Inc. was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Our office and principal place of business is located at Aguada Park Free Zone, Paraguay 2141, Of. 1603 Montevideo, Uruguay and our telephone number is +(30) (210) 459-5000. Our website is http://www.navios-logistics.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. Trust Company of the Marshall Islands, Inc. serves as our agent for service of process, and our registered address, as well as address of its agent for service of process is Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Republic of the Marshall Islands MH96960. We maintain offices in Montevideo—Uruguay, Buenos Aires—Argentina, Asunción—Paraguay, and Corumbá—Brazil. We own the Nueva Palmira dry ports and transfer facilities indirectly through our Uruguayan subsidiaries, CNSA and Granos, and the San Antonio port facility through our Paraguayan subsidiary, Petrosan. All of our material subsidiaries are wholly owned.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes significant risks, such as perils of navigable waters, mechanical failure of the vessel, physical damage suffered by the vessel due to explosion, fire or collision, the loss of property on board, loss or damage to cargo, business interruption, hostilities, crew and third party accidents, labor strikes, etc. In addition, there is always an inherent possibility of marine disasters like oil spillages and other environmental mishaps arising from owning and operating vessels in the international trade. Despite potential risks out of the scope of the current coverage, we believe that our present insurance set of coverage is reasonable and adequate. We contract with high-quality insurance companies that are leaders in the industry.

Hull and Machinery and War Risk Insurances

We have marine hull and machinery and war risk insurance, which provides coverage for partial damage arising from mechanical failure (tugs and vessels only), fire, explosion, stranding, collision and grounding, as well as in case of actual or constructive total loss, for all the fleet. Each of the owned vessels is covered according to inland industry standards. Coverage is placed at Lloyd’s market.

Protection and Indemnity Insurance

Protection and indemnity (“P&I”) insurance is provided by mutual protection and indemnity associations, also known as P&I Clubs. This insurance covers third-party liabilities in connection with its shipping activities. P&I insurance is intended to cover a range of incidents, including, but not limited to, third-party liability and other related expenses arising from injury, illness or death of crew and other third parties, the loss of or damage to cargo, claims arising from collisions with other vessels, damage to third-party property, such as buoys, piers or bridges, pollution liabilities arising from oil or other substances, towage liabilities or wreck removal of the insured unit. Coverage is provided in accordance with the association’s rules and the members terms of entry subject to a limit of such sums as are provided by the International Group’s reinsurance and overspill arrangements in force at that time but currently not less than $3.1 billion for each accident or occurrence except for oil pollution liabilities which are limited to $1.0 billion for each accident or occurrence. The 13 P&I associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I associations comprising the International Group.

Environmental Insurance for Port Activities

We maintain civil liability for environmental damage caused by certain port activities as required by Uruguayan regulations applicable to our Nueva Palmira dry plant. Uruguayan Decree No. 413/992 sets forth legal, administrative, technical, and economic requirements to be met by companies providing port services, in order to qualify as such within the ports of Uruguay.

Business Interruption and Strike Insurance

We maintain business interruption and strike insurance (subject to customary limitations and deductibles) for our Dry Port Terminals and Liquid Port Terminal facilities.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks, which nonetheless remain uninsured across our business are “loss of hire,” “off-hire,” “strikes,” “defense,” and “credit risk.” We do not insure against these risks because the costs are regarded as disproportionately high relative to the risks and/or such cover is not commercially beneficial or contractually necessary. The loss of hire or strike insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in such policies. Should a vessel on time charter, where the vessel is paid a fixed hire day-by-day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strike insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike-bound at a loading or discharging port, or the crew of the vessel goes on strike, the insurance covers the cost of running the vessel during such periods. The defense cover is intended to pay the cost of defending a member’s position in a dispute related to a contract signed with third parties. For example, if a charter party is signed and for any reason the vessel is placed off hire, the cover pays the fees of lawyers defending the member’s position, but not the amount in dispute.

Risk Management

Risk management in the river and ports logistics industry involves balancing a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels and in our port facilities. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns.

We seek to manage risk through a number of strategies, including vessel control strategies (chartering and ownership) and freight carriage. Our vessel control strategies include seeking the appropriate mix of owned vessels, long- and short-term chartered-in vessels, coupled with purchase options, when available, and spot charters. We also enter into CoAs, which gives us, subject to certain limitations, the flexibility to determine the means of getting a particular cargo to its destination. In our Liquid Port Terminal (Petrosan), our strategy involves the analysis of market opportunities in order to buy and sell refined petroleum products, and to manage the appropriate mix in storage of owned and third-party products.

Legal Proceedings

The Company is subject to legal proceedings, claims and contingencies arising in its ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against us cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on our consolidated financial position, results of operations or cash flows.

Commitments and Contingencies

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (“Enresur”) (entities wholly owned by the Company) under their respective direct user agreements with the Nueva Palmira Free Zone, for the amounts of $0.8 million and $0.5 million, respectively.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol up to $12.0 million. This guarantee expires on March 1, 2021.

On August 16, 2018, there was a fire incident at the Iron Ore Terminal in Nueva Palmira, Uruguay, which was covered by the Company’s property and loss of earnings insurance coverage. As of September 12, 2019, the full amount has been collected in relation to this claim.

Organizational Structure

Navios Logistics maintains offices in Montevideo—Uruguay, Buenos Aires—Argentina, Asuncion—Paraguay, and Corumbá—Brazil. Navios Logistics holds the rights to operate the ports and transfer facilities in Nueva Palmira indirectly through its Uruguayan subsidiaries, CNSA and Granos, and owns the San Antonio port facility through its Paraguayan subsidiary, Petrosan.

The table below sets forth Navios Logistics’ current corporate structure.

Navios Logistics was incorporated as a Republic of the Marshall Islands corporation on December 17, 2007 and its subsidiaries are listed below:

Subsidiaries included in the consolidation:

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of income
				2019	2018
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31

Energias Renovables del Sur S.A.	Uruguay	Land Owning Company	100%	1/1-12/31	1/1-12/31

Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31

Compania Naviera Horamar S.A.	Argentina	Vessel- Operating Management Company	100%	1/1-12/31	1/1-12/31

Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31

Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31

HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31

HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31

HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31

HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31

Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31

Mercopar S.A.	Paraguay	Operating/Barge- Owning Company	100%	1/1-12/31	1/1-12/31

Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31

Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31

Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31

Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31

Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31

Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31

Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31

Varena Maritime Services S.A.	Panama	Barge and Pushboat- Owning Operating Company	100%	1/1-12/31	1/1-12/31

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of income
				2019	2018

Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31

Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-12/31	1/1-12/31

Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31

Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31

NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	1/1-12/31

Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	1/1-12/31

Delta Naval Trade S.A.	Panama	Non-Operating Company	100%	1/1-12/31	1/1-12/31

Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31

Corporación Navios Granos S.A.(1)	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	11/30-12/31

Docas Fluvial do Porto Murtinho S.A.(1)	Brazil	Land Owning Company	95%	1/1-12/31	11/12-12/31

Siriande S.A.(2)	Uruguay	Non-Operating Company	100%	9/16-12/31	—

Grimaud Ventures S.A.(3)	Marshall Is.	Financial Asset Holder Company	100%	—	—

(1)	These companies were established during the year ended December 31, 2018.

(2)	This company was established during the year ended December 31, 2019.

(3)	This company was established during the year ended December 31, 2020.

Property, Plant and Equipment

Our only material property is our owned vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Business Overview” above.

We and our subsidiaries currently lease (or occupy as free zone users, as the case may be), the following premises:

•

Our subsidiary CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which we operate our port and transfer facilities, located at Zona Franca, Nueva Palmira, Uruguay. CNSA has been authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, who on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA’s rights as a direct user have been renewed in a single free zone user agreement. On March 4, 2016, the extension of the agreement has been modified, allowing CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain, iron ore, minerals and all types of liquid cargo on land in the Nueva Palmira Free Zone. As a part of a restructuring process, on November 13, 2018, CNSA has modified its user agreement with the Free Zone of Nueva Palmira, returning to the Free Trade Zone the area in which the facilities of the grain terminal were located, so that such area was subsequently assigned to Granos, another Navios Logistics’

subsidiary. By the means of the restructuring process, CNSA currently performs all activities related to transshipment and deposit of minerals, whereas Granos performs activities related to the transshipment and deposit of agro-commodities and grains. Under the aforementioned agreement, CNSA has the right of use of approximately 37 acres and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. CNSA has also assumed certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division in case there is a breach of the terms of said agreement, labor laws and social security contributions, and if CNSA commits illegal acts or acts expressly forbidden by the agreement. The agreement entered into between CNSA and the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.

•

As a consequence of the above-mentioned restructuring process, on November 13, 2018, Granos entered into a user agreement with the Free Zone of Nueva Palmira, having been authorized to operate as a direct free zone user, therefore being allowed to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain and all types of liquid cargo on land in the Nueva Palmira Free Zone. By the means of the such agreement, Granos currently has the right of use of approximately 46 acres and pays a total fixed annual fee that amounts to $0.2 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement with the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.

•

On August 4, 2011, Enresur entered into a direct user agreement with the Free Zone of Nueva Palmira and subsequently, due to the acquisition of Enresur by Navios Logistics, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Enresur obtained an authorization to operate as a free zone user, being allowed to build, install and operate a system of handling, storage and treatment of materials in general and raw materials. As a consequence of the agreement, Enresur currently has the right of use of 27 acres and 9556 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option, until 2066.

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On December 29, 2008, Edolmix S.A. entered into a direct user agreement with the Free Zone of Nueva Palmira and, due to the acquisition of Edolmix by Navios Logistics in 2015, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Edolmix has obtained an authorization to operate as a free zone user, being allowed to install and operate warehouses, silos, industrial facilities for the storage and handling of materials in general and raw materials, including raw manganese, minerals, grains and liquid cargo, containers and pallets; having being also authorized to install and operate a barge dock and a port terminal. As a consequence of the agreement, Edolmix currently has the right of use of 34.5 acres and 3,546 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option until 2066.

•	CNSA also leases approximately 204 square meters of space at 2141 Paraguay, Montevideo, Uruguay, pursuant to a lease agreement that expires in November 2026.

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Our subsidiary Compania Naviera Horamar S.A. leases approximately 409 square meters at 429 Cepeda Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 30, 2023.

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Compania Naviera Horamar S.A. leases approximately 277 square meters of a warehouse located at 874 California St., Buenos Aires, Argentina. The lease agreement expires in August 31, 2021. Compania Naviera Horamar S.A. also leases an apartment for the use of one of its employees located at 206 Nicasio Oroño, Rosario, Argentina. The lease agreement expires in August 31, 2021.

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Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito. As per new contract dated June 28, 2019, the lease agreement expires on June 30, 2021.

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Compania Naviera Horamar S.A. leases approximately 1,370 square meters of an office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2021. As per addendum dated November 21, 2019, CNH has agreed to lease nine additional parking spaces and one storage until expiration date.

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Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires in October 2023.

•	Our subsidiary CNSA owns premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.

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Our subsidiary Petrolera San Antonio S.A. owns the premises from which it operates in Avenida San Antonio, Paraguay. This space is approximately 146,744 square meters and is located between Avenida San Antonio and Virgen de Caacupe, San Antonio, Paraguay.

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Our subsidiary Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns approximately 1,139 square meters of office space located in 846 Avenida Santa Fe, Ciudad Autonoma de Buenos Aires, Argentina.

•	Our subsidiary Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.

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Our subsidiary Hidronave South American Logistics leases an office space at 688, 15 de novembro street, Corumbá, Brazil, pursuant to a lease agreement that expired in May 2020 and was automatically renewed, according to the terms set forth in the lease agreement.

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Our subsidiary Docas, in 2018, acquired a plot of land in Porto Murtinho, Brazil of approximately 3.5 hectares and it is located on the shoreline of the Paraguay River. On September 10, 2019 Docas has also acquired a new plot and on June 4, 2020 Docas has acquired from AABB Banco do Brasil an additional plot of land totaling 3.4 hectares for 2019 and 2020. On of November 27, 2020, Docas entered into a Purchase Agreement for the acquisition of a plot of land of approximately 2.3 hectares, subject to execution of definite documentation.

INDUSTRY OVERVIEW

General Overview

We are one of the largest logistics and infrastructure companies focused on the Hidrovia Region, the main navigable river system flowing through Bolivia, Brazil, Paraguay, Argentina and Uruguay, and on the cabotage trades along the eastern coast of South America. We offer integrated solutions to our customers’ needs within their inland waterway and/or cabotage transportation network across a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

The Hidrovia Region

The Hidrovia is the second largest basin in South America and the fifth largest in the world. It is one of the most significant transportation routes for the physical integration of South America, covering central and northern Argentina, a vast part of Uruguay, the whole area of Paraguay, a small area in southeast Bolivia and a large part of Brazil. The Hidrovia is about 4,512 kilometers in length and passes from the Atlantic Ocean through Uruguay and Argentina to reach Paraguay, Brazil and Bolivia.

The Hidrovia Region represents an economically dynamic system of waterways, ports and terminals that facilitates trade through barging and ocean shipping. Total traffic in the Hidrovia Waterway is largely influenced by the overall level of economic activity in each country comprising the area of influence. In the period between 2000 and 2018, economies in the Hidrovia Region recorded GDP (at current prices) growth rates of 5.3%. According to IMF estimates, similar levels of GDP and trade growth are expected in the coming five years. The presence of river transportation is often helpful in promoting economic development given insufficient road and rail infrastructure in the region. Availability of water transportation can aid in development of agriculture and industry, leading to higher traffic levels and lower unit costs, which in turn often support improvement of the river.

The Hidrovia Waterway is similar in size to the Mississippi River system. However, the Hidrovia Waterway is still at an earlier phase of its development. The Mississippi River system serves a more economically developed region, has been used intensively for a much longer period, and has correspondingly much higher level of activities. The Mississippi River system serves regions of the United States with an average GDP per capita of $47,458 in 2018 whereas the Hidrovia Waterway serves a region with an average GDP per capita of about $9,500. The Hidrovia Waterway has only been operating in its upgraded form (systematically dredged and marked) for about 15 years, while the Mississippi River system has been operating in its improved form since the 1930s. Comparison of the two systems illustrates potential for future development of the Hidrovia Waterway. The Mississippi and Ohio Rivers carried about 164,552 tons of cargo per kilometer in 2017, while the Hidrovia Waterway is estimated to have carried about 27,555 tons per kilometer.

Mississippi and Hidrovia, 2017

	Hidrovia	Mississippi and Ohio Rivers	Hidrovia % of Mississippi/Ohio Rivers
Cargo carried (million tons)	124	740	17%
Length (kilometer)	4,512	4,498	100%
Tons per kilometer	27,555	164,552	17%

Source: Waterborne commerce, Intergovernmental committee on the Paraguay-Parana Waterway, extract from Drewry report (January 2020).

Overview of General Trade Dynamics in the Region

Globalization and rapid economic growth in developing countries have provided a strong impetus for the global dry bulk trade. Between 2000 and 2018, global dry bulk seaborne trade grew at a CAGR of 3.8%. Iron ore and coal were the top commodities traded globally, achieving 6.4% and 5.1% CAGR, respectively, in the same period. The table below summarizes world and regional trade from 2000 to 2018 (in million tons).

World and regional trade, 2000—2018 (million tons)

	2000	2018	CAGR (2000-2018)
Iron ore	489	1,517	6.4%
Grain*	221	329	2.2%
Coal	539	1,313	5.1%
Other Dry Bulk Commodities	901	1,038	0.8%

Total Dry Bulk Seaborne Trade	2,150	4,197	3.8%

Of which:
Brazil: Iron Ore	160	390	5.1%
Hidrovia Region: Grain*	92	265	6.1%

*Grain is defined as soybean, soybean meal, coarse grain, wheat and corn.

Source: Drewry report (January 2020).

Traffic in the Hidrovia Region has been steadily growing since cooperation amongst the governments began. Key commodities produced and traded in the Hidrovia Region include iron ore, grains and imports of petroleum products. Key commodities driving demand on the Hidrovia Region are dry bulk commodities (led by grains, iron ore and forest products) and wet bulk commodities (petroleum products), particularly Brazilian iron ore and agricultural products exports (soybeans from Argentina, Brazil, Bolivia, Paraguay and Uruguay) and Paraguay and Bolivia imports, especially oil products. The following is a summary of relevant trade activity of each country in the Hidrovia area of influence:

Hidrovia Activity Estimate 2015 (million tons)

Note: The above data pertains to commodity movement using all modes of transportation.

Source: ANTAQ, extract from Drewry report (January 2020).

Argentina: The Gran Rosario and Ramallo area represents about 80% of Argentina’s grains, meals and oil exports. The region has the most important soybean industrial complex in the world with aggregate crushing capacity of 65 Mt a year. Currently the biggest proportion of Argentinian production is loaded directly into ocean vessels. Transportation with barges through the Hidrovia Region is used for cabotage from the ports in the north of the country.

Brazil: Brazil is one of the largest producers and exporters of agricultural commodities in the world. Most of the projected expansion of the Brazilian production of soybean and corn is concentrated in regions that are distant from the ports located on the Brazilian coast. Mato Grosso do Sul is the preeminent Brazilian state in the Hidrovia Region. According to IBGE there are 14 million hectares of pastureland available and part of that area is suitable for agriculture and could be converted to soybean and corn areas. As a significant portion of any increased production will be exported and the capacity of the existing logistics options to transport this production may be insufficient. Recently the development of waterways and railroads are improving alternatives for exports. Additionally, Brazil dominates iron ore exports, with the Corumbá and Urucum mines representing major sources for iron ore traffic in Hidrovia Region.

Paraguay: Paraguay is one of the faster growing countries in the Hidrovia Region. Paraguayan exports and imports are mainly handled through the Hidrovia Waterway. The increase of grain and oilseed production in Paraguay is expected to be an important factor for the Hidrovia Waterway, especially in relation to exports of soy products, corn and fuel imports. Paraguay has approximately 900,000 hectares of land available in prime production regions and 1.5 million hectares in the Chaco Region. Corn in Paraguay is mainly grown as a second crop (after the harvest of soybeans), and represents an opportunity for potential production and export increases. Additionally, Paraguay relies heavily on regional imports of oil and petroleum products, as it does not have any crude oil reserves. Paraguay’s demand for oil and petroleum products has been increasing steadily and in the 2010-2018 period the majority of oil demand was met by imports.

Uruguay: The agricultural region with most significant yield potential is located on the borders of the Uruguay River and some areas of Central Uruguay, in close proximity to our Grain Terminal in Nueva Palmira. Various political and market factors have fueled agricultural area expansion in Uruguay over the last decade. According to IHS Markit, there is potential for additional growth in crops such as soybean and corn, with most analysts estimating about 500,000 more hectares available for production. Lower yields, lack of infrastructure, storage, roads and suppliers of agricultural services in areas such as the central north and north-east of Uruguay are barriers for further development in the grains sector.

Bolivia: Bolivia has substantial agricultural potential and a high dependence on the Hidrovia Waterway as a connection to the global market for exports and imports. There are 1.6 million hectares of potential land suitable for soybean and corn production to add to the current 2.6 million hectares in use. For example, the El Mutún project in Bolivia also shows potential for iron ore production, with estimated total potential resources of approximately 40 billion tons of iron ore, but has not yet been developed.

Agricultural Commodities Market

Demand for agricultural commodities is strongly influenced by overall economic and population growth. Urbanization and middle-class income expansion are expected to continue, with China, India and Sub Saharan Africa leading the way. Increased urbanization will also impact food consumption patterns, distribution systems, farm consolidation, technology use and innovation. Developing countries and especially China (due to its faster GDP growth) are the leading countries for meat consumption increase.

Soybean is the preferred vegetable meal for animal feed, with a developed and steady supply chain. According to IHS Markit, global soybean production is expected to grow at a CAGR of 1.1% from 2020 to 2040. Baseline assumptions to this study assume world population to increase by approximately 1.5 billion by 2040 and average global GDP growth of 2.6% from 2020 to 2040. North and South America supply most of the world’s soybean supply, and China is the main destination for soybeans. China imports represent almost two-thirds of global soybean imports, and China is expected to continue to be the main market for soybeans over the forecast period with demand driven by continued increases in demand for livestock meal to meet the growing demand for meat consumption. Over the long term, soybean production is expected to be more competitive in South America, with Brazil accounting for approximately 70% of the growth. Farmland expansion in South America is driven by increases in return to land and revenue per hectare from double crop possibility (soybean and corn in the same season), and increases in local prices are driven by improvements in logistics and local demand (meat and biofuels production).

The Hidrovia Region produces and exports a significant and growing amount of agricultural products. The region continues to have large amounts of unused arable land available for soybeans and other crops. The countries along the Hidrovia Waterway accounted for approximately 52% (or 189 Mt) of world soybean production in 2018. Soybean production in the region has grown from 2000 to 2018 by a CAGR of 5.8%. The rise in soybean production is sustained by an increase in the farmland available in the region, which grew from 47.1 million hectares in 2010 to 58.6 million hectares in 2018. Additionally, exports of wheat, coarse grain and corn from the region grew rapidly from 40.8 Mt in 2000 to 125.9 Mt in 2018, a CAGR of 15.5%, according to Drewry.

Significant portions of agricultural production for export in southern Brazil, Paraguay and Bolivia must be transshipped by barge at deepwater ports, while Argentine and Uruguayan production is transported over land to ports on the Hidrovia Waterway for export on oceangoing ships.

Brazil is the leading country in the Hidrovia Region in terms of area increase and production of agricultural commodities. Brazilian soybean production is expected to grow steadily through 2030 and beyond. By 2030, production is forecast to increase by almost 40 million metric tons, compared to 2018, to 156 million metric tons. By 2040, production is forecast to reach 182.6 million metric tons. The region of Brazil where exports through the Hidrovia Waterway are most competitive in terms of logistics costs is the state of Mato Grosso do Sul. Soybean production is expected to grow faster in Mato Grosso do Sul than the Brazilian average, with a CAGR of 2.9% by 2030 and of 2.4% by 2040. Mato Grosso do Sul has the potential to increase substantially its exports through the Hidrovia Waterway.

Paraguay is a leading country in soybean production, crushing and exports in South America. Most of its exports are transported by barge using the Hidrovia Waterway. Paraguay soybean production is forecasted to increase from an estimated 10.2 million metric tons in 2019/20 to 12.2 million metric tons in 2030, growing at a CAGR of approximately 2%, and to further increase to 14.0 million metric tons in 2040 at a CAGR of 1.4%. The share of Paraguay’s exports transported via the Hidrovia Waterway is about 98% for soybean and 50% for corn. Paraguay soybean exports via the Hidrovia Waterway are expected to increase significantly due to a combination of higher production, export demand and low cost of logistics.

Bolivia’s main agricultural export product is soybean meal, supported by its soybean crush capacity and trade agreements. About 50% of Bolivia’s soybean meal exports are via the Hidrovia Waterway. Total exports and Hidrovia share are expected to reach 4.2 and 2.5 Mt by 2040, respectively.

The following charts show total agriculture commodities production and exports in the Hidrovia Region:

Production

Exports

Source: IHS Markit.

1. Total Hidrovia Region. For Brazil, includes only the state of Mato Grosso do Sul.

Iron Ore Market

In addition to grain commodities, the Hidrovia Region also produces iron ore, manganese and pig iron. According to Drewry, global seaborne iron ore trade grew at a CAGR of 6.4% between 2000 and 2018, largely driven by Chinese imports. China’s robust demand for iron ore has propelled it to become the top importer of iron ore globally since 2003. The high demand was largely met by Australian and Brazilian exports. Between 2000 and 2018, Brazilian iron ore exports increased from 157 Mt to 390 Mt, representing a CAGR of 5.2%.

The three iron ore mines, the manganese mine and one project in the Corumbá / Urucum region of Brazil are relevant to Hidrovia Region maritime trade in general and particularly relevant to the Nueva Palmira terminal in Uruguay. Two iron ore mines—the Santa Cruz and Urucum mines—belong to Vale, while the Corumbá Lais (previously called MMX) mine is operated by Vetorial. The El Mutún project across the Bolivian border also shows potential, with an estimated total potential resources of approximately 40 billion tons of iron ore, but has not yet been developed. Further, the MPP mine located in Corumbá offers the potential for new business opportunities for the export of high grade iron ore and manganese. Production of mineral commodities in this region is transported via barges through the Hidrovia Waterway.

Corumbá mines, transportation infrastructure, and the San Nicolas steel plant

The table below describes key statistics for the Corumbá mines:

Quality	Lump iron ore with Fe content of 64.4%-66.3% with low level of impurities (basis is non-lump with 62% Fe content)

Price premium	Long-term US$49.6/t (105%) premium vs. basis fines (62% Fe)

Reserves and resources	371 million tonnes of proven and probable reserves

Estimated mine life	72+ years for Corumbá at 4.5 Mtpa production rate; 13 years for Urucum at 0.7 Mtpa production rate; ~11 years for Corumbá (MMX) at 1.5 Mtpa production rate

Cost savings for Vale	US$5/t savings on port fees + US$4/t savings on freight costs =
US$9/t total cost savings (32% savings on port fees + 20% savings on freight vs. San Nicolás)

Production from the Corumbá mines increased from 1.3 Mt in 2000 to a combined 8.2 Mt in 2012, representing a CAGR of 16.6%. During the five years ended December 31, 2018, aggregate production in Corumbá mines declined, in large part due to cyclical factors affecting global commodities and less supportive pricing. More recently, a confluence of factors are expected to increase iron ore production in the Corumbá region moving forward. The 2017 opening of our Iron Ore Terminal has fundamentally improved the economics of mining Corumbá iron ore given the lower logistics costs via our port terminal and the ability to stockpile large quantities of iron ore at the port. Production interruptions in several of Vale’s mines—including Samarco and Brumadinho—are expected to result in volumes shifting to Corumbá as Vale seeks to meet contractual obligations which include take-or-pay commitments with us for port transshipments through Nueva Palmira and take-or-pay commitments for barge transportation with multiple shipping companies. In addition, Vetorial, a Brazilian company, has recently reopened the Lais mine previously owned by MMX. As evidence of these drivers, Vale’s Corumbá iron ore and manganese production increased 43% and 309% year-over-year in the second quarter of 2020, respectively. Wood Mackenzie expects Vale to be able to ramp up iron ore production to 4.0 Mtpa and manganese production to 0.7 Mtpa by 2023, for a total production of 4.7 Mtpa by 2023 with limited capital outlays. Including a recovery of Santa Cruz shipments to 4 Mtpa of iron ore, 0.7 Mtpa of manganese ore and full shipment of Vetorial volumes from Corumbá (Lais) (1.3 Mtpa lump or fines and 0.3 Mtpa of MPI re-exports), Wood Mackenzie expects potential production volumes of up to 6.3 Mtpa by 2023, with upside potential for additional production volumes from MPP Corumbá, Santa Cruz, Vetorial, Urucum and El Mutun, starting from 2021 and increasing up to 9.2 Mtpa by 2025, for a total Corumbá production of 15.5 Mtpa.

The graph below shows the base case and upside scenario production for Corumbá:

Corumbá Mine Base Case and Upside Scenario Production.

Source: Wood Mackenzie

Oil Market

Oil and petroleum product demand in the Hidrovia Region has been increasing steadily during the years from 2000 to 2018. According to Drewry, oil demand in the Hidrovia Region has increased at a 2.4% CAGR in the 2010 – 2018 period.

Paraguay experienced double digit oil product demand growth in the last decade. Gasoline and diesel/gasoline demand account for 90% of Paraguay’s refined product demand, which is dominated by the transportation sector, representing about 97% of total demand. Paraguay’s oil demand is expected to expand rapidly in the medium term, then level out somewhat in the longer term as its economy matures, efficiency increases, and biofuels use increases. Because Paraguay does not produce any crude oil and has only one small refinery, it relies on the Hidrovia Waterway for imports of crude oil and petroleum products.

Bolivia has one of the largest natural gas reserves globally and exports great part of its production. While the country has a crude oil production and petrochemical industry, local production does not fully meet the demand due to low levels of investment. Net imports are expected to continue increasing as demand grows steadily.

Approximately 70% of Argentina’s refinery capacity is located in the River Plate estuary. Petroleum product distribution systems within Argentina rely on transport from the refineries to various coastal destinations such as Bahia Blanca and southern Argentina. Much of northern Argentina’s petroleum products reach consumers via the Hidrovia Waterway.

Uruguay’s oil product per capita demand continues to be above that of the wider region. With growing demand and flat to declining refinery output, Uruguay net imports are expected to reach 1.65 billion liters by 2040, close to 40% of demand. Uruguay recently introduced a regulatory change that would open up the market for import of fuel products in the country, which is currently a state monopoly, to the private sector. In April 2020, the Uruguayan government sent the relevant draft law to parliament and it is pending approval.

The following chart shows the forecasted oil product demand in the in the Hidrovia Region:

Consumption (Million Liters) - (				Total	Total Forecast			Additional Forecast
	2007-2019	2020-2030	2030-2040	2019	2020	2030	2040	2020	2030	2040
BRAZIL	1.6%	1.6%	0.9%	142,793	146,467	171,527	187,215	3,674	28,734	44,422
ARGENTINA	2.8%	0.6%	0.7%	37,791	38,078	40,404	43,492	287	2,613	5,701
BOLIVIA	4.6%	1.6%	0.7%	4,283	4,361	5,103	5,473	79	821	1,190
PARAGUAY	7.8%	3.0%	1.1%	3,578	3,736	5,043	5,613	158	1,465	2,035
URUGUAY	1.8%	2.0%	1.0%	3,247	3,316	4,048	4,475	69	801	1,228
Total	2.0%	1.4%	0.9%	191,692	195,958	226,125	246,268	4,266	34,433	54,576

Import (Million Liters) - CAGR				Total	Total Forecast			Additional Forecast
	2007-2019	2020-2030	2030-2040	2019	2020	2030	2040	2020	2030	2040
BOLIVIA		4.6%	2.8%	763	798	1,249	1,648	34	485	885
PARAGUAY	10.5%	2.7%	0.9%	3,150	3,262	4,271	4,690	112	1,121	1,540
Mato Grosso do Sul		7.7%	6.1%	0	11	23	42	11	23	42
Total	12.5%	3.1%	1.4%	3,913	4,070	5,543	6,380	157	1,629	2,467

Source: IHS Markit (April 2020)

Waterborne transportation via the Hidrovia Waterway and coastal tanker trade form a key part of the region’s oil supply system. The Hidrovia Waterway and barge transportation are especially critical for oil product imports in Paraguay and Bolivia, where 99% and 30% of the import are using the Hidrovia liquid barge system, respectively.

Other Product Flows

Fertilizers flow in the Hidrovia Region consists of transporting fertilizers as return freight (back haul volumes). Fertilizer use in the Hidrovia Region is expected to grow, driven by expansion of planted area and increase in the utilization per hectare (more investment in technology to increase yields).

Other important flows in the Hidrovia Region include (1) cabotage transportation in Paraguay, which consists mainly of cement transportation and (2) Paraguay and Bolivia steel coils imports. The expansion of cement consumption is mostly related to Paraguay GDP expansion and is expected to increase from 250 kg per capita in 2019 to 376 kg per capita in 2040 according to IHS Markit. The expansion of steel coils imports is also related to population and GDP expansion. Paraguay’s Hidrovia volume imports are expected to grow at a CAGR of 3.4% from 186 TMT currently to 370 TMT by 2040.

The following chart shows the total dry volume in the Hidrovia Region:

Source: IHS Markit (April 2020).

1. Agricultural and other dry volumes up and down the Hidrovia Waterway (excl. Iron Ore and Manganese volumes): Paraguay ag exports, Bolivian ag exports, Brazilian ag exports, Paraguay imports (fertilizers, steel coils), Bolivian imports (fertilizers, steel coils), Paraguay cabotage and Argentinian cabotage. For cabotage volumes, the data series is available after 2016 for Argentina and 2019 for Paraguay.

Overview of Transportation Infrastructure and Methods in the Hidrovia Region

There currently exists a shortage of adequate rail and highway infrastructure in South America to meet the growing demand for exports. Transportation infrastructure exhibits significant deficiencies caused by the low levels of public investment in infrastructure as well as by the excessive utilization of road transportation in comparison with other more efficient alternatives, such as rail and waterway transportation.

The Hidrovia Waterway and coastal trade represent some of the more cost-efficient method of transportation in the region, offering significant cost and environmental advantages when compared to land-based modes of transportation. According to a study by the Andean Development Corporation (CAF), in terms of carrying capacity, a single barge convoy can transport 40,000 tons of cargo, which would otherwise require 1,000 rail cars or 2,000 trucks. Transportation by waterway is also superior in terms of energy efficiency, where 1 ton of cargo per liter of diesel can travel 251 km by barge, as opposed to 101 km by rail, and 29 km by truck. This means that for each metric ton of load transported 1,000 kilometers, a barge consumes about 3.74 liters of diesel, while each metric ton of load transported 1,000 kilometers by rail would consume 8.26 liters and each metric ton of load transported 1,000 kilometers by truck would consume 32.25 liters. Therefore, when compared to inland barges, trains and trucks produce significantly greater quantities of certain air pollutants.

The governments in the Hidrovia Region have long regarded water transportation in the Region as a pivotal means in promoting trade and reducing transportation costs. Increase in transportation on the Hidrovia Waterway serves to provide much-needed means of transportation to the land-locked areas of the Region, which effectively reduces transportation costs and facilitates trading with the rest of the world. In addition, there is dredging work underway to increase the water depth in certain portions of the river to allow for better barge access to the Hidrovia Region. The dredging work is expected to allow for an increase of laden ship and barge traffic in both high and low water seasons.

According to Drewry, based on port throughput of major ports in the Region, the Hidrovia Waterway handled in 2017 approximately 124.3 Mt of total cargoes. Soybean and related and other food products represented 76% of the volume of cargoes in 2017, followed by petroleum products. The table below shows Hidrovia Waterway activity during 2017 by product (million tons):

Country	Total traffic	Market share
Food & Food Products	94.2	76%
Iron Ore, Iron & Steel Waste, Scrap and other ores	9.7	8%
Petroleum Products	11.8	10%
Others	8.6	7%

Total	124.3

Note: Total traffic in Hidrovia Waterway has been estimated using port throughput of major ports in the region

Source: www.hidrovia.org, Drewry (January 2020)

Although not all grain commodities produced in the Hidrovia Region are shipped for export through the Hidrovia Waterway, we believe that the increased grain production in the region will increase the amount of grains transported via the Hidrovia Waterway over time.

There are 89 private ports and 21 public ports in the Hidrovia-Paraguay Parana system that play the key role of connecting commodities traded and shipments. Argentina has the highest concentration of ports in the southern part of the Hidrovia Region as the Hidrovia Waterway is close to urban centers with the highest population density in the country.

Transshipment from barges to vessels in the Hidrovia Region is principally located in the Rosario region of Argentina and Nueva Palmira in Uruguay. The technical capabilities are similar in both locations. The ports of Rosario have a slight advantage because of the lower duration of barge navigation and cost of freight. However, there are additional costs for a vessel to enter the Argentinian up-river, such as the expenses of specialized pilots. The National Institute of Logistics of Uruguay indicates that the Port of Nueva Palmira has two important advantages: its location at the point of exit to the exterior of the Paraná-Paraguay-Uruguay waterway and the customs and fiscal regime of its Free Port or Free Zone.

Seasonality of Waterway Transportation

Seasonality

The transportation of agricultural grains is linked to the seasonality of grain harvests throughout the year. For example, soybean harvests in the Southern Hemisphere are largely concentrated between the months of February and March, while corn harvests take place during the winter months between July and August. Generally, the high season for the Barge Business is the period between February and July as a result of the South American harvest and higher river levels. As such, during the South American late spring and summer, mainly from November to January, low levels of water in the northern Hidrovia Waterway could adversely affect volumes transported in the event that the water level is not high enough to accommodate the draft of a heavily laden vessel.

With respect to Dry Port Terminal operations in Uruguay, the high season is mainly from April to September, linked with the arrival of the first barges down the river and with the vessels’ logistics operations.

Liquid Port Terminal operations in Paraguay and the Cabotage Business are not significantly affected by seasonality as they are primarily linked to refined petroleum products.

REGULATION

Environmental and Safety Regulation

Government regulations relating to the environment, health or safety significantly affect our operations, including the ownership and operation of our vessels and our port facilities. Our operations are subject to international conventions, national, state and local laws, and regulations in force in international waters and the jurisdictional waters of the countries in which our vessels may operate or are registered. The legal requirements affecting our operations include, but are not limited to, the IMO International Convention for the Prevention of Pollution from Ships, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, and its protocols of 1976, 1984, and 1992, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001, the IMO International Convention for the Safety of Life at Sea and the International Convention on Load Lines of 1966. Additionally, the 1982 United Nations Convention of the Law of the Seas also includes regulations that aim to protect and preserve the marine environment (part XII).

As a general provision, section 192 of the Law of the Seas states that all States have the obligation to protect and preserve the marine environment. In addition, section 193 claims that States have the right to exploit their natural resources pursuant to their environmental policies and in accordance with their duty to protect and preserve the marine environment.

The Viña del Mar Agreement on Port State Control is in force in Argentina, Bolivia, Brazil, Colombia, Chile, Cuba, Honduras, Guatemala, Ecuador, Mexico, Panamá, Perú, República Dominicana, Uruguay and Venezuela. Said Agreement enables State Port Authorities to supervise vessels reaching their ports.

We must also comply with legal requirements relating to the management and disposal of hazardous materials and wastes, air emissions, wastewater discharges, the management of ballast waters, maintenance and inspection, and development and implementation of emergency procedures. In addition, vessel classification societies impose safety and other requirements with respect to our vessels. Compliance with these requirements entails significant expense, including vessel modifications and implementation of certain operating procedures. Violations of such requirements can result in substantial penalties, and in certain instances, seizure or detention of our vessels.

International treaties and conventions, as well as national and local laws, can subject us to material liabilities in the event that there is a release of oil or other regulated substances from our vessels or at our port operations. We could also become subject to personal injury or property damage claims relating to exposure to, or releases of, regulated substances associated with our current or historic operations. In addition, we are subject to insurance or other financial assurance requirements relating to oil spills and other pollution incidents and are in material compliance with these requirements.

A variety of governmental and private entities, each of which may have unique requirements, subject our vessels and port terminals to both scheduled and unscheduled inspections. These entities include the local port authorities (harbor master or equivalent), port state controls, classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Our port terminals are subject to inspections by the National Board of Hidrografía and the Free Zone Authority in Uruguay and the Environmental Secretary in Paraguay. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels and port facilities. Failure to maintain necessary permits or approvals could result in the imposition of substantial penalties or require us to incur substantial costs or temporarily suspend operation of one or more of our vessels or port terminals.

Shipping is one of the world’s most heavily regulated industries, as it is subject to both governmental regulation and industry standards. The governmental regulations to which we are subject include local and national laws, as well as international treaties and conventions, and regulations in force in jurisdictions where our vessels operate and are registered. We are also subject to regulation by ship classification societies and industry associations, which often have independent standards. Worldwide enforcement of environmental laws is on the rise, and national and local laws and regulations may be more stringent than international conventions, as well as industry standards. Violations of these laws, regulations, treaties and other requirements could result in sanctions by regulators, possibly fines, penalties, delays, and detention.

The primary areas of maritime laws and standards to which we are subject include environment, safety, and security, as provided in detail below.

Environmental and Safety Regulation—IMO

The IMO is the United Nations agency concerned with maritime safety and the prevention of pollution by ships. The IMO has adopted a number of international conventions concerned with preventing, reducing, or managing pollution from ships, and ship safety and security. The most significant of these are described below.

IMO—Pollution Prevention

The International Convention for the Prevention of Pollution from Ships, or “MARPOL,” is the primary international convention governing vessel pollution prevention and response. MARPOL includes six annexes containing regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions, including sulfur oxides (“SOx”), nitrogen oxides (“NOx”), and particulate matter (Annex VI). The annexes also contain recordkeeping and inspection requirements.

Under MARPOL Annex I, our ships are required to have an International Oil Pollution Prevention Certificate and a Shipboard Oil Pollution Emergency Plan; under Annex IV, an International Sewage Pollution Prevention Certificate; under Annex V, a Garbage Management Plan; and under Annex VI, an International Air Pollution Prevention Certificate issued by their flag states, among other requirements, some of which must be approved by their flag states. Certain jurisdictions have not adopted all of the MARPOL annexes, but have established various national, regional, or local laws and regulations that apply to these waters. Of the countries in the Hidrovia Region, only Paraguay has not adopted MARPOL Annex I as of July 12, 2020. The relevant Argentinian authorities (the “PNA”) have also adopted MARPOL for domestic trade. In 2008, the PNA adopted a resolution for the phase-out for single hull river vessels and barges from 2013 to 2018. This new regulation may accelerate the scrapping/modification of older river vessels and barges.

Annex VI has been amended and was also designed to phase in increasingly stringent limits on sulfur emissions. Of the Hidrovia Region countries as of July 12, 2020, only Brazil and Uruguay have ratified MARPOL Annex VI. On January 1, 2020, the emissions standard under MARPOL Annex VI for the reduction of sulfur oxides was lowered to 0.5% worldwide. Current regulations also allow for special emissions control areas (“ECAs”) to be established with more stringent controls on emissions of 0.1% sulfur. As of January 1, 2020, ships must operate on lower sulfur fuel oil with 0.5% sulfur content worldwide (down from previous levels of 3.5%) outside the ECAs. Depending on the type of vessel, transitioning to use of low sulfur fuel as a means of compliance may require fuel system modification and tank cleaning. Another means of compliance is the installation of pollution control equipment (exhaust gas cleaning systems or scrubbers), allowing the vessel to use the existing, less expensive, high sulfur content fuel.

As previously noted, Annex VI allows for designation, in response to proposals from member parties, of ECAs that impose more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only); the North American ECA (limiting SOx, NOx, and particulate matter emissions); and the U.S. Caribbean ECA (limiting SOx, NOx, and particulates).

Annex II to MARPOL prescribes requirements for carriage of designated noxious liquid substances (“NLS”) in bulk. NLS are separated into three categories (X, Y, and Z) depending upon the seriousness of the hazard presented. Coastal or flag States may issue civil or criminal penalties for the discharge of NLS into the sea depending on the category discharged, the location of the discharge, and the conditions of discharge. Similar fines and penalties may be issued for violations of other of MARPOL’s Annexes. All countries in the Hidrovia with the exception of Paraguay have ratified Annex II.

Annex III contains general requirements for the prevention of pollution by harmful substances carried by sea in packaged form. This Annex contains requirements for safe handling of packaged substances that represent a serious risk to the environment, as well as guidelines for identification of harmful substances. For example, any relevant documents, such as the ship’s manifest, must identify the substances carried, if any, aboard our vessels. Violations of this Annex may also lead to fines and penalties, as with all MARPOL Annexes. Paraguay has not adopted MARPOL Annex III, while other countries in the Hidrovia region have ratified this Annex.

Ballast Water

The IMO, as well as jurisdictions worldwide acting outside the scope of the IMO, have implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. As of July 3, 2020, the BWM Convention had 84 contracting states, representing approximately 91% of world gross tonnage. Of the Hidrovia Region countries, only Argentina and Brazil are parties to the BWM Convention as of July 12, 2020.

As amended, the BWM Convention requires, among other things, ballast water exchange, the maintenance of certain records, and the implementation of a Ballast Water and Sediments Management Plan. It also requires the installation of ballast water management systems for existing ships by certain deadlines, as described below.

Ships constructed prior to September 8, 2017 must install ballast water management systems by the first renewal survey following September 8, 2017 and must comply with IMO discharge standards by the due date for their International Oil Pollution Prevention Certificate renewal survey under MARPOL Annex I. Ships constructed after September 8, 2017 are required to comply with the BWM Convention upon delivery. All ships must meet the IMO ballast water discharge standard by September 8, 2024, regardless of construction date. Recently updated guidance for Ballast Water and Sediments Management Plan includes more robust testing and performance specifications.

International Conventions for Civil Liability for Oil Pollution Damage and Convention for Bunker Oil Pollution Damage and Other Pollution Liability Regimes

Several international conventions impose and limit pollution liability from vessels. An owner of a tank vessel carrying a cargo of “persistent oil,” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”), is subject to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. There is a financial limit on this liability, which is calculated by reference to the tonnage of the ship. The right to limit liability may be lost if the spill is caused by the ship owner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when it is not carrying such cargo if the spill occurs while it is in ballast. However, certain states, such as Brazil, have only ratified earlier iterations of the CLC, which have a lower liability limit, restrict the area in which the convention is applicable, and only cover spills from tankers if laden at the time of the spill. The CLC applies in over 100 jurisdictions around the world, including Argentina and Uruguay in the Hidrovia

Region. Brazil has ratified an earlier version of the CLC, the 1969 convention. Of the remainder of the Hidrovia Region countries, Bolivia and Paraguay have not ratified any version of the CLC. Further, courts in certain states disregard some of the provisions of the CLC, which can increase our liability in certain areas of the globe. In particular, there are indications that Brazilian and Argentinian courts may disregard some of the protections granted to vessel owners and operators under the CLC.

When a tanker is carrying clean oil products that do not constitute “persistent oil” covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will generally depend on domestic laws in the jurisdiction where the spillage occurs, although other international conventions may apply. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC.

For vessel operations not covered by the CLC, including all non-tank vessels in our fleet, international liability for oil pollution may be governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) in addition to local and national environmental laws. The Bunker Convention entered into force in 2008 and imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”). As of July 3, 2020, the Bunker Convention had 98 contracting states, representing approximately 95% of the gross tonnage of the world’s merchant fleet. In non-contracting states, such as all of the Hidrovia Region countries, liability for such bunker oil pollution is typically determined by the national or other domestic laws in the jurisdiction in which the spillage occurs.

The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as all of the countries of the Hidrovia Region, are not parties to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain or subject to national and local law.

International Convention for the Safety of Life at Sea and the International Safety Management Code

Our vessels also must operate in compliance with the requirements set forth in the International Convention for the Safety of Life at Sea, as amended (“SOLAS”), including the International Safety Management Code (the “ISM Code”), which is contained in Chapter IX of SOLAS.

SOLAS was enacted primarily to promote the safety of life and preservation of property. SOLAS, and the regulations and codes of practice thereunder, is regularly amended to introduce heightened shipboard safety requirements into the industry. The ISM Code requires ship operators to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The ISM Code also requires vessel operators to obtain a Document of Compliance (“DOC”) demonstrating that the company complies with the SMS and a Safety Management Certificate (“SMC”) for each vessel verifying compliance with the approved SMS from the government of each vessel’s flag state. No vessel can obtain an SMC unless its manager has been awarded a Document of Compliance, issued by the flag state for the vessel, under the ISM Code.

Noncompliance with the ISM Code and regulations contained in other IMO conventions may subject a shipowner to increased liability, lead to decreases in available insurance coverage for affected vessels, or result in the denial of access to, or detention in, certain ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code may be prohibited from trading in ports in the United States and the European Union, respectively. Non-compliances identified in port may lead to delays and detention. Each company’s DOC and each vessel’s SMC must be periodically renewed, and compliance must be periodically verified. The failure of a ship operator to comply with the ISM Code and IMO measures could subject such party to increased liability, decrease available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports.

Energy Efficiency and Greenhouse Gas Reduction

The IMO now has mandatory measures for an international greenhouse gas (“GHG”) reduction regime for a global industry sector. These energy efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. A major component of this GHG regime is the development of a ship energy efficiency management plan (“SEEMP”), with which vessels across the industry must comply. Vessel SEEMPs were required to be updated by December 31, 2018 to include data collection processes and vessels were required to begin collecting data on fuel oil consumption on January 1, 2019.

ISPS Code

In 2002, following the September 11 terrorist attacks, SOLAS was amended to impose detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code (“ISPS Code”), which is Chapter XI-2 of SOLAS. A vessel demonstrates compliance with the ISPS Code by having an International Ship Security Certificate issued by its flag state.

Among the various requirements are:

•	On-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	On-board installation of ship security alert systems;

•	Development of Vessel Security Plans;

•	Appointment of a Ship Security Officer and a Company Security Officer; and

•	Compliance with flag state’s security certification requirements.

Hidrovia Convention—RIOCON

The Hidrovia Region countries are beginning the discussion to standardize all requirements and regulations relating to pollution from vessels. The CIH (Comité Intergubernamental de la Hidrovia) is developing a new convention named RIOCON (an adapted version of MARPOL). Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

Other Conventions and Laws Impacting the Countries of the Hidrovia Region

The Viña del Mar Agreement on Port State Control is in force in Argentina, Bolivia, Brazil, Colombia, Chile, Cuba, Honduras, Guatemala, Ecuador, Mexico, Panamá, Perú, República Dominicana, Uruguay and Venezuela. This agreement enables state port authorities to supervise vessels reaching their ports. This agreement establishes a closer collaboration among the maritime authorities in the region to coordinate port state control measures for foreign-flag vessels that visit their ports. The principal objective is the commitment of the maritime authorities in the region to maintaining an effective inspection system to ensure compliance with safety and pollution prevention requirements contained in international conventions.

Argentina and Brazil are part of the International Convention Relating to Intervention on the High Seas in Cases of Oil Pollution Casualties 1969. Said convention states the right of coastal States to take necessary measures on the high seas to prevent, mitigate or eliminate grave and imminent danger to their coastline or related interests from pollution or threat of pollution of the sea by oil, following a maritime casualty or acts related to such a casualty. In addition, Brazil has acceded to the 1973 Protocol that amend the 1969 Convention.

Title VII of the Navigation and Security Protocol of RIOCON, applies to the prevention, reduction and control of pollution from vessels in the Hidrovia Region.

Additionally, each country of the Hidrovia Region has its own laws related to oil pollution.

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Argentina: Pursuant to section 41 of the Argentine National Constitution as amended in 1994, all citizens have the right to a healthy environment, balanced and apt for human development so that the productive activities satisfy current needs without harming future generations and citizens and companies have the duty to preserve it. In addition, section 41 states that the damage will generate the duty to remedy the environment. The Water Pollution Prevention & Surveillance Act (22.190) prohibits the dumping of oil in the waterways and establishes rules for the prevention of pollution of waterways and other elements of the environment by pollutant agents from vessels and naval devices. This Act also makes an owner and a “disponent owner” of a vessel (i.e., the person or company that has commercial control over a vessel’s operations without owning the vessel) that causes pollution strictly liable for any clean-up costs and imposes fines for violations. The Dangerous Waste Act (24.051) regulates the creation, handling, transport and final disposal of dangerous waste and makes the owner and/or guardian of the waste strictly liable and imposes fines and/or imprisonment for violations. The National Environmental Policy Act (25.675) establishes the minimum budgets needed to achieve sustainable and adequate management of the environment, makes the person who causes the environmental damage strictly liable, and states that activities that could pollute the environment must be insured. Chapter VIII of the REGINAVE (Maritime, River and Lake Navigation Regime) also governs environmental issues and imposes fines for violations. In addition, as of August 1st, 2015, a new Civil and Commercial Code is in force in Argentina. Said new code states that the owner or the keeper of dangerous or vicious objects or the person who profits from such activities, shall be liable for the resultant damages (section 1757 and others).

•	Bolivia: A carrier is in principle liable for any pollution damage caused by cargo carried under its care. This liability may be extended to the cargo owner.

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Brazil: The Brazilian legal framework which governs marine pollution incidents encompasses several infra-constitutional Laws and regulations, the main statutes being: Law no. 6.938/81 (Brazilian National Policy on the Environment); Law no. 7.347/1985 (which regulates the Civil Public Action); Law no. 9.966/2000 (“Oil Law”); Law no. 9.605/98 (Environmental Crimes Law); and the Decree no. 83,540/79, which regulates the Decree that gave the force of Law to the International Convention on Civil Liability for Oil Pollution 1969 (“CLC-69”) In 1992, Brazil signed the Acuerdo de Transporte Fluvial por la Hidrovia Paraguay-Parana, together with Argentina, Bolívia, Paraguay and Uruguay, in order to develop the Hidrovia Paraguay-Paraná. In December 1997, Brazil signed together with Argentina an Agreement on Environmental Cooperation, which fosters the cooperation to preserve the marine environment, especially with respect the pollution of coastal areas.

According to the aforementioned legislation, liability for environmental pollution damages in Brazil can be assessed in three different spheres: civil; administrative; and criminal. Insofar as the liability regime for civil damages caused to the environment or to affected third parties by oil pollution, this is one of joint strict liability, i.e. the owner and its insurer, as well as any other guarantor, are jointly liable for damages, independent of fault, based on Article 14, §1º, of Law no. 6.938/81 and Article 9, §2º of the Decree no. 83.540/79. Limitation of

liability as set out in the CLC-69 is not applicable in Brazil. Insofar as administrative liability, according to Article 25 of the Oil Law, in the event of oil pollution damages, the following parties can be held administratively liable for the above-mentioned fines: the shipowner; the shipowner’s legal representative; the ship operator; the concessionaire; the master or crewman; the representatives of the port, terminal, platform, shipyard or marina; and the cargo owner. According to the same article, the administrative penalties can vary from simple warnings to fines in total up to R$50 million. Brazil is party to the 1990 International Convention on Oil Pollution Preparedness, Response and Co-operation.

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Paraguay: The Constitution of Paraguay regulates protection of the environment and the carrier, the cargo owners and any persons connected to a spill or pollution incident may be held strictly liable, jointly and severally. Paraguay, together with all the countries of the MERCOSUR has signed the Framework Agreement on Environment (2003), which also promotes the environmental protection within the area.

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Uruguay: Uruguay enacted Law n° 16.688, in order to regulate the prevention and surveillance of pollution in Uruguayan waters. This law provides for strict, joint and several liability of owners and disponent owners of vessels or other floating devices, aircrafts and shore and off-shore crafts or installations that cause pollution for any damages and cleanup costs and imposes fines in case of violations. Act n° 13.833 forbids dumping hydrocarbons and any harmful substance and imposes fines and other penalties in case of infringement.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain greenhouse gases, generally referred to as GHGs, which are suspected of contributing to global warming. Currently, the GHG emissions from international shipping do not come under the Kyoto Protocol. Additionally, jurisdictions throughout the world have examined means of regulating GHGs.

On June 28, 2013, the European Commission (“EC”) adopted a communication setting out a strategy for progressively including GHG emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

There are varying approaches on whether to add additional regulations on GHG emissions in the United States, which has withdrawn from international commitments relating to GHG regulation. However, the Transportation Committee of the U.S. House of Representatives, in January 2020, held a hearing on “Decarbonizing the Maritime Industry,” which highlighted alleged health impacts of GHG, the IMO’s goal of decarbonization, and what next steps can be taken in reducing emissions from vessels. Further, in March 2020legislation was introduced in the U.S. Congress which would require emissions reductions of 80% below the 2005 emissions level. The bill would also require each U.S. state to develop its own Strategic Action Plan for reducing greenhouse gas emissions. Although this bill is not likely to become law, the bill targets the transportation sector and indicates interest in certain sectors of the U.S. government to regulate GHG.

The IMO has developed and intends to continue developing limits on emissions before 2023. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; and a global emissions trading scheme which would allocate emissions allowances and set an emissions cap, among others. The IMO’s current strategy encompasses a reduction in total GHG emissions from international shipping. The IMO’s goal is to reduce total annual GHG emissions by at least 50% by 2050 compared to 2008, while at the same time pursuing efforts towards phasing them out entirely.

In 2018, IMO’s call to action on GHGs was met with industry pushback in many countries. Despite this, work on GHG continues at the IMO. Specifically, an intersessional meeting on Reduction of GHG Emissions from Ships was planned for March 2020, but has been delayed due to the COVID-19 pandemic. Among other agenda items, this meeting will consider further concrete proposals to improve the operational energy efficiency of existing ships, with a view to developing draft amendments to Chapter 4 of MARPOL Annex VI. While it remains unclear when this meeting will occur, the IMO has stated that holding this meeting is a priority.

Inspections

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. Wrongdoing or deficiencies discovered in the course of inspections can result in fines, penalties, delays in the loading, offloading or delivery of cargo, or even the seizure of our vessels or their cargoes. The primary inspection programs to which we are subject are described below.

Inspection by Classification Societies

Every seagoing vessel must be inspected and approved by a classification society in order to be flagged in a specific country, obtain liability insurance, and legally operate. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions to which that country is a party. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will often undertake them on application or by official order, acting on behalf of the vessel’s flag administration. The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state or port authority. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed subject to statutory requirements mandated by SOLAS as follows:

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Annual Surveys: For certain ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

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Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

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Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey under certain conditions. Substantial funds may have to be expended for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

All of our product tankers are certified as being “in class.” For inland waterways navigation, class is not mandatory; although most insurance underwriters and oil major vetting department require class certificates (by a classification society which is a member of the International Association of Classification Societies). We were among the first owners operating in the Hidrovia Region offering barges and pushboats with class certificates. Presently, we have almost the complete inland fleet under class. For the inland fleet, the statutory certificates are issued directly by the flag authority.

Our inland fleet is subject to regularly scheduled drydocking and special surveys which are carried out up to every eight years. Currently, our inland fleet is scheduled for intermediate surveys and special surveys as follows: Special Drydock every six years for pushboats and every eight years for barges and Afloat Intermediate Inspection in the middle of each six for pushboats and every two years for barges. All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. Certain vessels are also drydocked every 30 to 36 months for inspection of the vessels’ underwater components and for related repairs. River units are only drydocked up to every six or eight years for inspection of the vessels’ underwater components and for related repairs. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the vessel owner during the survey or within prescribed time limits.

SIRE Inspections

One of the most significant safety initiatives to be introduced by the OCIMF, an oil industry trade group focusing on the promotion of safety and pollution prevention from tankers and at oil terminals, is the Ship Inspection Report Program (SIRE). This program was originally launched in 1993 to specifically address concerns about substandard shipping. The SIRE Program is a unique tanker risk assessment tool of value to charterers, ship operators, terminal operators and government bodies concerned with ship safety.

The SIRE system is a very large database of up-to-date information about tankers. Essentially, SIRE has focused tanker industry awareness on the importance of meeting satisfactory tanker quality and ship safety standards. Since its introduction, the SIRE Program has received industry-wide acceptance and participation by both OCIMF members, SIRE Program participants and by ship operators. The expansion of barges and small vessels into SIRE was inaugurated in late 2004. Since its introduction, more than 170,000 inspection reports have been submitted to SIRE. Currently, there are over 22,500 reports on over 8,000 vessels for inspections that have been conducted in the last 12 months. On average, program recipients access the SIRE database at a rate of more than 8,000 reports per month.

The SIRE program requires a uniform inspection protocol that is predicated by the following:

•	Vessel Inspection Questionnaire

•	Barges Inspection Questionnaire

•	Uniform SIRE Inspection Report

•	Vessels Particulars Questionnaire

•	Barge Particulars Questionnaire

•	SIRE Enhanced Report Manager

These features have been established to make the program more uniform and user friendly and to provide a level of transparency unique in the marine transportation industry.

SIRE has established itself as a major source of technical and operational information to prospective charterers and other program users. Its increasing use corresponds with oil industry efforts to better ascertain whether vessels are well managed and maintained.

Inspection reports are maintained on the index for a period of 12 months from the date of receipt and are maintained on the database for two years. SIRE inspection reports for our tankers are available on the database.

SIRE access is available, at a nominal cost, to OCIMF members, bulk oil terminal operators, port authorities, canal authorities, and oil, power, industrial or oil trader companies that charter tankers and barges as a normal part of their business. It is also available, free of charge, to governmental bodies which supervise safety and/or pollution prevention in respect of oil tankers/barges (e.g., port state control authorities, etc.).

Inspection by Oil Major Vetting Departments

For the past several years the oil majors have created their own vetting departments in order to carry out their own surveys. These surveys are made by their own or external surveyors with SIRE I accreditation. Some oil majors have requirements that exceed the IMO and OCIMF requirements. YPF, for example, mandates the use of an IGS (Inert Gas System) for vessels below 20,000 DWT carrying clean products that have a flash point below 60 degrees Celsius. This requirement requires us to install IGSs in our vessels, although not compulsory under international regulations. We have successfully satisfied the operational, safety, environmental and technical vetting criteria of Axion Energy, YPF and Petrobras, and have qualified to do business with them. For Axion Energy, we have been successfully vetted for multiple types of trade and for single operations. For YPF and Petrobras, we have been successfully vetted for certain types of trade and for YPF and Axion Energy we have been successfully vetted for inland trade.

TMSA Program

OCIMF’s Tanker Management and Self Assessment (“TMSA”) program was introduced in 2004 as a tool to help vessel operators assess, measure and improve their management systems. The TMSA program has been expanded to encompass all tank vessel operators, including those managing coastal vessels and barges. The program encourages vessel operators to assess their safety management systems against listed key performance indicators and provides best practice guidance to minimize the possibility of problems reoccurring. Because non-SOLAS vessels are not subject to the ISM Code, operators of such vessels may use this guide as a tool to measure and improve their operations. A company that incorporates the guidelines contained in the TMSA into their management system may be considered as having an active assessment process, even if not being inspected under the SIRE scheme or having ISM as a management system. Vessel operators can use their assessment results to develop a phased improvement plan that improves safety and environmental performance. Although the TMSA program provides guidance, responsibility for vessel operations, and distribution of this data, lies exclusively with the vessel operator. The TMSA program builds upon the ISM Code and can provide valuable feedback to the charterer on the effectiveness of the vessel operator’s management system. Beginning this year OCIMF upgrade the present TMSA 2 to the TMSA 3 version that we are under implementation process.

Sanctions and Compliance

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations. We constantly monitor developments in the United States, the EU and other jurisdictions that maintain economic sanctions against Iran, Russian entities, Venezuela, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Considering these sanctions and embargo law and regulation and the worldwide nature of the shipping and logistics business, we seek to minimize our sanctions-related risks through our corporate Economic Sanctions Compliance Policy and Procedures and our compliance with all applicable sanctions and embargo law and regulation.

Iran

Prior to January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the EU and Canada. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”).

The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies such as our company and to transactions with no U.S. nexus, and introduced limits on the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers.

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, foreign owned or controlled subsidiaries, U.S. permanent residents, persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the U.S. nuclear-related sanctions with respect to Iran (including, inter alia, CISADA, ITRA, and IFCA) and the EU sanctions on Iran were initially lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (the “JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the U.K. and the U.S.) and Germany, there are still certain limitations under that sanctions framework in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed. However, the following sanctions which were lifted under the JCPOA were reimposed (“snapped back”) on May 8, 2018 as a result of the U.S. withdrawal from the JCPOA.

•	Sanctions on the purchase or acquisition of U.S. dollar banknotes by the Government of Iran;

•	Sanctions on Iran’s trade in gold or precious metals;

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Sanctions on the direct or indirect sale, supply, or transfer to or from Iran of graphite, raw, or semi-finished metals such as aluminum and steel, coal, and software for integrating industrial processes;

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Sanctions on significant transactions related to the purchase or sale of Iranian rials, or the maintenance of significant funds or accounts outside the territory of Iran denominated in the Iranian rial;

•	Sanctions on the purchase, subscription to, or facilitation of the issuance of Iranian sovereign debt; and

•	Sanctions on Iran’s automotive sector.

Following a 180-day wind-down period ending on November 4, 2018, the U.S. government re-imposed the following sanctions that were lifted pursuant to the JCPOA, including sanctions on associated services related to the activities below:

•	Sanctions on Iran’s port operators, and shipping and shipbuilding sectors, including on the Islamic Republic of Iran Shipping Lines (IRISL), South Shipping Line Iran, or their affiliates;

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Sanctions on petroleum-related and petrochemical-related transactions with, among others, the National Iranian Oil Company (NIOC), Naftiran Intertrade Company (NICO), and National Iranian Tanker Company (NITC), including the purchase of petroleum, petroleum products, or petrochemical products from Iran;

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Sanctions on transactions by foreign financial institutions with the Central Bank of Iran and designated Iranian financial institutions under Section 1245 of the National Defense Authorization Act for Fiscal Year 2012 (NDAA);

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Sanctions on the provision of specialized financial messaging services to the Central Bank of Iran and Iranian financial institutions described in Section 104(c)(2)(E)(ii) of the Comprehensive Iran Sanctions and Divestment Act of 2010 (CISADA);

•	Sanctions on the provision of underwriting services, insurance, or reinsurance; and

•	Sanctions on Iran’s energy sector.

In Executive Orders issued in 2019, U.S. secondary sanctions against Iran were expanded to include the Iron, Steel, Aluminum, and Copper Sectors of Iran. The new, additional sanctions, which are pursuant to an Executive Order issued on January 10, 2020, may be imposed against any individual owning, operating, trading with, or assisting sectors of the Iranian economy including construction, manufacturing, textiles, and mining. As a result, trade with Iran in almost all industry sectors is now off limits for U.S. as well as non-U.S. persons, except for trade in medicine/medical items and food and agricultural commodities.

The new sanctions imposed in 2020 also authorize the imposition of sanctions on a foreign financial institution upon a determination that the foreign financial institution has, on or after January 10, 2020, knowingly conducted or facilitated any significant financial transaction: (i) for the sale, supply, or transfer to or from Iran of significant goods or services used in connection with a prohibited sector of the Iranian economy, or (ii) for or on behalf of any person whose property and interests in property are blocked.

U.S. Iran sanctions also prohibit U.S. as well as non-U.S. persons from engaging in significant transactions with any individual or entity that the U.S. government has designated as an Iran sanctions target.

EU sanctions remain in place in relation to the export of arms and military goods listed in the EU common military list, missiles-related goods and items that might be used for internal repression. The main nuclear-related EU sanctions which remain in place include restrictions on:

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Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminum and alloys, titanium and alloys and nickel and alloys (as listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the “EU Regulation”);

•	Goods listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);

•	Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

•	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

The above EU sanctions activities can only be engaged if prior authorization (granted on a case-by-case basis) is obtained. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the United States and the EU have implemented sanctions against certain Russian individuals and entities.

The EU has imposed travel bans and asset freezes on certain Russian persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports including Kerch Commercial Seaport; Sevastopol Commercial Seaport and Port Feodosia are subject to the above restrictions. Other entities are subject to sectoral sanctions, which limit the provision of equity financing and loans to the listed entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production or shale oil projects in Russia. As such, it is important to carry out due diligence on the parties and cargoes involved in fixtures relating to Russia.

The United States has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the United States to Russia and the imposition of Sectoral Sanctions, which restrict the provision of equity and debt financing to designated Russian entities. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets, which may involve the United States or U.S. persons and thus implicate prohibitions. The United States also maintains prohibitions on trade with Crimea.

With respect to Russia, the United States has also taken a number of steps toward implementing aspects of the Countering America’s Adversaries Through Sanctions Act (“CAATSA”), a major piece of sanctions legislation.

Under CAATSA, the United States may impose secondary sanctions relating to Russia’s energy export pipelines and investments in special Russian crude oil projects. CAATSA has a provision that requires the U.S. President to sanction persons who knowingly engage in significant transactions with parties affiliated with Russia’s defense and intelligence sectors.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit various financial and other transactions and activities, dealings with designated Venezuelan government officials and entities, and curtail the provision of financing to Petroleos de Venezuela, S.A. (“PdVSA”) and other government entities, and they also prohibit U.S. persons from purchasing oil from PdVSA. Additionally, U.S. sanctions may be imposed on any non-U.S. person that has operated in the oil sector of Venezuela or materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, or any blocked entity such as PdVSA.

EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo, and related prohibitions and restrictions including restrictions related to internal repression.

U.S. Executive Orders

The following Executive Orders govern the U.S. sanctions with respect to Venezuela.

•	13884—Blocking Property of the Government of Venezuela – (August 5, 2019)

•	13857—Taking Additional Steps to Address the National Emergency with Respect to Venezuela (January 25, 2019)

•	13850—Blocking Property of Additional Persons Contributing to the Situation in Venezuela (November 1, 2018)

•	13835—Prohibiting Certain Additional Transactions with Respect to Venezuela (May 21, 2018)

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13827—Taking Additional Steps to Address the Situation in Venezuela (March 19, 2018) – prohibits all transactions related to, provision of financing for, and other dealings in, by a United States person or within the United States, in any digital currency, digital coin, or digital token, (the Petro) that was issued by, for, or on behalf of the Government of Venezuela on or after January 9, 2018.

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13808—Imposing Additional Sanctions with Respect to the Situation in Venezuela (August 24, 2017) – This executive Order prohibits transactions involving, dealings in, and the provision of financing for (by (US persons) of:

•	New debt with a maturity of greater than 90 days of PdVSA;

•	New debt with a maturity of greater than 30 days or new equity of the Government of Venezuela, other than debt of PdVSA;

•	Bonds issued by the Government of Venezuela prior to August 25, 2017, the EO’s effective date;

•	Dividend payments or other distributions of profits to the Government of Venezuela from any entity directly or indirectly owned or controlled by the Government of Venezuela; or

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Direct or indirect purchase by U.S. persons or persons within the U.S. of securities from the Government of Venezuela, other than securities qualifying as new debt with a maturity of less than or equal to 90 or 30 days as covered by the EO (Section 1).

•	13692—Blocking Property and Suspending Entry of Certain Persons Contributing to the Situation in Venezuela (March 8, 2015) – blocks designated Venezuelan government officials.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains comprehensive economic sanctions against Syria, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, the “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Other EU Economic Sanctions Targets

The EU also maintains sanctions against Syria, Sudan, North Korea and certain other countries and against individuals listed by the EU. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.

Bankruptcy and Restructuring

Panama

Under Panamanian bankruptcy laws, Panamanian courts would not agree to hear any bankruptcy arising from activities in another country other than Panama. If there is a bankruptcy proceeding against a Panamanian corporation operating in another country, it will be the bankruptcy courts of that country which will be competent to hear the bankruptcy proceeding.

Any judgment issued by a court of competent jurisdiction with respect to a Panamanian corporation operating outside Panama may be enforceable in Panama by registering such judgment with the Supreme Court in Panama.

Uruguay

Uruguayan courts are competent to consider bankruptcy cases where the debtor is domiciled in Uruguay, when the center of activity of the debtor is in Uruguay or when the debtor has or had an office, permanent establishment or exploitation in Uruguay.

Uruguayan and foreign creditors have the same treatment in case of bankruptcy, except in case of labor credits with general privilege which will receive preferential treatment over the assets of the debtor located in Uruguay.

Upon a court declaration of bankruptcy, all the debtor’s assets, either located within Uruguayan territory or abroad, will be placed under the control of a receiver to be appointed for the benefit of all creditors. In some cases, after a bankruptcy court declaration, the bankrupt party may continue to manage its assets with the supervision of a receiver. Otherwise, the receiver will run the business and manage the bankrupt party.

In addition to the above, certain transactions occurring prior to the declaration of bankruptcy may be found by the court to be null and void, such as:

•	contracts entered into for no proper consideration executed within the previous two years of the court declaration of bankruptcy;

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any mortgage or pledge of any assets granted to secure prior and pending obligations with a creditor, or to secure a new obligation assumed with the same creditor immediately after the former obligation is cancelled, if the encumbrance is granted within six months of the court declaration;

•	any payments made to a creditor for obligations that are not yet due, if the payment was completed within six months of the court declaration; and

•	cancellation of contracts executed within six months of the court declaration.

In addition, upon the petition of the receiver (or in subsidy, by creditors representing 5% of the debtor’s total liabilities), the court may nullify transactions entered into up to two years prior to the entry into the bankruptcy if it is concluded that they were entered into with a malicious intent (fraud) to prevent creditors from satisfying their bona fide claims and the contracting party knew or should have known that the party facing the bankruptcy was insolvent or had suspended payments on its obligations. In case of transaction with parties related to the debtor, the knowledge of the insolvency of the debtor by the contracting party is assumed. Companies of the same group are considered by bankruptcy law as related parties.

Clawback actions become time barred two years after the declaration of bankruptcy but there are other fraudulent conveyance actions available to creditors that are not subject to such statute of limitations.

Argentina

Argentine law establishes rankings of privileges and priorities among creditors in order to receive payment in a reorganization proceeding or bankruptcy subject to the nature and cause of their credits (claims for salaries, wages, social security contributions, taxes, among others, will take priority over any claims, both secured and unsecured).

If proceedings were brought in the courts of Argentina seeking to enforce our obligations we would not be required to discharge its obligations in the original currency of the obligations. Any judgment obtained against us in Argentine courts in respect of any payment of our obligations could be discharged solely in Argentine pesos equivalent to the U.S. dollar amount of such payment at a certain exchange rate. There can be no assurance that such rates of exchange will afford our investors or creditors full compensation of the amount invested in or loaned to us nor that the currency exchange regulations will permit investors or creditors to convert any amount of Argentine pesos received into U.S. dollars (see “Risk Factors—Risks Relating to Argentina—The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiary to make money remittances outside of Argentina.”).

Paraguay

Bankruptcy proceedings in Paraguay may be less favorable to holders of our 2025 Notes than in other jurisdictions. For example, Paraguayan creditors receive preferential treatment, and certain obligations could be subordinated to certain statutory preferences such as maritime privileges, amongst which are claims for salaries, wages, taxes, port facilities and others.

Brazil

Brazilian legal framework for economically distressed companies or individuals generally consists of the provisions set forth by the Brazilian Bankruptcy and Reorganization Federal Law (“BBRL”—Law No. 11101, dated February 9, 2005). The BBRL contains certain provisions that resemble bankruptcy under U.S. Chapters 11 and 7. It regulates two different situations: (i) reorganization, that may take place (a) in court (judicial reorganization) or (b) out of court (extrajudicial reorganization), both aiming at surpassing debtor’s financial distress; and (ii) bankruptcy, which is intended to liquidate the company and its assets and must be always administered by a court appointed administrator.

A bankruptcy request can be filed by the company, its shareholders or partners, or any of its creditors. BBRL lists the events upon which bankruptcy may be requested by a company’s creditors, including the following: (i) failure to provide payment of any liquid obligation when owed in a credit instrument in an amount higher than 40 minimum monthly wages; (ii) arbitrarily anticipate the liquidation of assets or making payment in a damaging or fraudulent way; (iii) fraudulent deal or sale of all or substantially all assets to a third party, creditor or otherwise, attempted or actually performed; and (iv) transfer of establishment to third parties, creditors or otherwise, without the consent of all other creditors and without keeping sufficient assets to fulfill its obligations. A bankruptcy order entails two important matters concerning credits: (i) acceleration of all company indebtedness, and (ii) conversion of foreign currency-denominated debts into national currency ones.

Any judgment obtained against us in Brazilian courts in respect of any payment obligations normally would be expressed in the Brazilian currency equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (i) on the date of actual payment, (ii) on the date on which such judgment is rendered, or (iii) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of bankruptcy, all of our debt obligations that are denominated in foreign currency will be converted into Brazilian currency at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. In bankruptcy proceedings, creditors would be paid in accordance with the priority rule set forth by the BBRL. Finally, payments under bankruptcy proceedings in Brazil usually occur two to 12 years after the filing of the proceeding, and the assets are generally not sufficient to pay off the creditors.

MANAGEMENT

Directors and Senior Management

The following table sets forth information regarding our current directors and members of our senior management as of December 31, 2020:

Name	Age	Position
Angeliki Frangou	55	Chairman and Director
Claudio Pablo Lopez	62	Chief Executive Officer, Vice Chairman and Director
Carlos Augusto Lopez	60	Chief Commercial Officer-Shipping Division and Director
Horacio Enrique Lopez	63	Chief Operating Officer-Shipping Division and Director
Ruben Martinez	61	Chief Operating Officer-Port Division and Director
Ioannis Karyotis	44	Chief Financial Officer
Ted Petrone	65	President
George Achniotis	55	Executive Vice President-Business Development and Director
Vasiliki Papaefthymiou	51	Executive Vice President-Legal
Efstratios Desypris	47	Senior Vice President-Strategic Planning and Director
Jeremy Bryan	53	Senior Vice President-Business Development
Anna Kalathakis	50	Secretary, Senior Vice President-Legal Risk Management

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is Aguada Park Free Zone, Paraguay 2141, Of. 1603, Montevideo Uruguay.

Angeliki Frangou has been Navios Logistics’ Chairman and a Member of the Board of Directors since its inception in December 2007. Ms. Frangou has also been the Chairman and Chief Executive Officer of Navios Maritime Holdings Inc. (NYSE: NM). In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007, the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March 2008 and the Chairman and Chief Executive Officer of Navios Maritime Containers L.P. (Nasdaq: NMCI), an affiliated limited partnership since April 2017. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange, and is also a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. Since February 2015, Ms. Frangou has been a Member of the Board of the Union of Greek Shipowners, as well as a Member of the Board of Trustees of Fairleigh Dickinson University. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou also acts as Vice Chairman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

Claudio Pablo Lopez has been our Vice Chairman, Chief Executive Officer and a member of our Board of Directors since January 2008. Mr. Lopez has been a member of the Board of Directors and Executive Director of Compania Naviera Horamar S.A. from December 2005 to 2014. Mr. Lopez has been the President of the Argentinean Shipowners’ Tankers Association (CAENA), the President of the Argentinean Shipping Companies Federation (FENA) and a member of Paraguayan Shipowners’ Association. He is also a distinguished member of the Uruguayan-Argentinean Chamber of Commerce, has been member of the Advisory Committee of the Prefectura Naval Argentina, Vice Secretary of Ports and Navigable Waters on behalf of Argentinean Shipowners’ Tankers Association and he is the founder and manager of several JV operations in the Mercosur area with Continental Grains, Glencore and Vitol. Mr. Lopez is a lawyer, specializing in transportation law, having graduated from the University of Belgrano in Buenos Aires, Argentina. He is a former professor of Maritime Law at the University of Belgrano and also a former adviser to the Senate of the Argentine National Congress. Mr. Lopez is also a member of the Buenos Aires Lawyers’ Association. Mr. Lopez is the brother of Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division and member of our Executive Committee, and Horacio Enrique Lopez, our Chief Operating Officer—Shipping Division and member of our Executive Committee.

Carlos Augusto Lopez has been our Chief Commercial Officer—Shipping Division since January 2008, and a member of our Board of Directors since January 2008. Mr. Lopez has 30 years of experience in commercial and logistics business in the Hidrovia Parana-Paraguay and Mercosur. He has been a member of the Board of Directors and Vice President of Compania Naviera Horamar S.A. since September 1992. He is former Chairman of Paraná de las Palmas Shipyard and a former member of the Board of Directors of Naviera Conosur S.A. He is also a member of the Board of Directors of Petrolera San Antonio S.A. He has also served as Chairman of Harrow S.A. and Sermar S.A. He is a founding member of the Argentinian Flag Ship owners’ Chamber (CARBA) and of the Argentinian Flag Shipowners’ Chamber (ACAENA) and a member of the Argentinian-Paraguayan Chamber of Commerce. He is also a member of several organizations such as the Uruguayan-Argentinian Chamber of Commerce, the Permanent Commission of Transport of the River Plate Basin (CPTCP), the Ethics Committee of the Argentinian Shipowners’ Tanker Association (CABBTA) and the Ethics Committee of the Federation of Argentine Shipping Companies (FENA). He is the founder, developer and Board Member of different companies in partnership with major traders like Continental Grains, Glencore and Vitol. Mr. Lopez is the brother of Claudio Pablo Lopez, our Vice Chairman, Chief Executive Officer and a director, and Horacio Enrique Lopez, our Chief Operating Officer—Shipping Division, a director and a member of our Executive Committee.

Horacio Enrique Lopez has been our Chief Operating Officer—Shipping Division since January 2008, and a member of our Board of Directors since January 2008. He has been a member of the Board of Directors of Compania Naviera Horamar S.A. since December 1997 and started working in Horamar in the operations department. Mr. Lopez has more than 40 years of experience in the shipping business and is currently a member of the Navigation Center of Argentina (CN). He served as Operations Manager of Horamar from 1990 to 1997, and from 1984 to 1990, he served as coordinator of lightering operations. From 1980 to 1984, he managed the Maritime Agency. Before joining Horamar, he served as General Manager of Provesur, a company dedicated to maintenance of life rafts, and prior to this he was technical manager of the same firm. Mr. Lopez is the brother of Claudio Pablo Lopez, our Vice Chairman, Chief Executive Officer and a director, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division, a director and a member of our Executive Committee.

Ruben Martinez Baeza has been our Chief Operating Officer—Port Division and a member of our Board of Directors since January 2008. He has been the general manager of Corporacion Navios S.A. since 2005. He has been working with Navios Holdings since 1989 and Navios Logistics since inception, after graduating as mechanical industrial engineer from the University of the Republic at Montevideo, Uruguay. Beginning as a mechanical engineer at Navios Logistics’ port terminal at Nueva Palmira, Uruguay, he has been promoted to several positions within Navios Logistics. Having special training in maintenance and asset management, he has been involved in several port terminal development and investments projects during his career. Mr. Martinez is also a member of the national council of advisors of the BBVA Bank and a director of the permanent commission of the treaty of the River Plate Basin.

Ioannis Karyotis has been our Chief Financial Officer since March 2011. From 2006 until 2011, Mr. Karyotis was a consultant and later Project Leader at The Boston Consulting Group (BCG), an international management consulting firm. From 2003 until 2005, Mr. Karyotis was Senior Equity Analyst at Eurocorp Securities, a Greek brokerage house, and in 2003, he was Senior Analyst in the Corporate Finance Department at HSBC Pantelakis Securities, a subsidiary of HSBC Bank. Mr. Karyotis began his career in 2002 with Marfin Hellenic Securities as Equity Analyst. He received his bachelor’s degree in Economics from the Athens University of Economics and Business (1998). He holds a master’s of science in Finance and Economics from the London School of Economics (1999) and an MBA from INSEAD (2006).

Ted C. Petrone became President of the Company in July 2020, having previously served as a director of Navios Holdings from May 2007 to January 2015 and President of Navios Corporation from September 2006 to January 2015. Mr. Petrone has served in the maritime industry for 43 years, 39 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. Mr. Petrone was previously responsible for all aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone is currently also a director of Navios Acquisition, a New York Stock Exchange listed company, and an affiliate of the Company; and has served in such capacity since June 2008. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a Bachelor of Science degree in maritime transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

George Achniotis has been our Executive Vice President—Business Development and Director since January 2008 and has been Navios Holdings’ Chief Financial Officer since April 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers (“PwC”) in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all Sarbanes-Oxley Act implementation and consultation projects were performed. Mr. Achniotis has served as a director of Navios Maritime Partners L.P. since August 2007, and since February 2008 as the Executive Vice President-Business Development. He has more than 19 years’ experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991 and he holds a bachelor’s degree in Civil Engineering from the University of Manchester.

Vasiliki Papaefthymiou has been our Executive Vice President—Legal since March 2011. She has been a member of Navios Holdings’ Board of Directors since its inception, and prior to that was a member of the Board of Directors of ISE. Ms. Papaefthymiou has served as General Counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as General Counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master’s degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Athens, Greece.

Efstratios Desypris was appointed our Senior Vice President—Strategic Planning in March 2011 and has been a director since April 2012. In addition, Mr. Desypris is the Chief Financial Controller of Navios Holdings, Navios Partners’ sponsor, since May 2006. He also serves as Chief Financial Officer of Navios Partners and as a director in Navios Europe Inc. Before joining the Navios Group, Mr. Desypris worked for nine years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a bachelor of science degree in Economics from the University of Piraeus.

Jeremy Bryan has been Navios South American Logistics Inc.’s Senior Vice President—Business Development since July 2020. Mr. Bryan is Navios Maritime Holdings Inc.’s Chief Operating Officer since February 2019. He joined Navios from Cargill International S.A. where he worked since 1992. Mr. Bryan served in various positions during his tenure there, most recently as Global Head of Drybulk Trading, having previously served as the Global head of the Panamax and Handymax trading departments. Mr. Bryan Served as a Lieutenant in the Dutch Military and has a Bachelor of Business Administration from the Nijenrode Business University.

Anna Kalathakis has been our Senior Vice President—Legal Risk Management since March 2011. Ms. Kalathakis has been Navios Holdings’ Chief Legal Risk Officer from November 2012, and Senior Vice President—Legal Risk Management from December 2005 until October 2012. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A. Bilbrough & Co. Ltd. (Managers of the

London Steam-Ship Owners’ Mutual Insurance Association Limited, the “London P&I Club”) and an Associate Director of the London P&I Club where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings etc.). She previously worked for a U.S. maritime law firm in New Orleans, having been qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar, Greece, in 2003. She studied International Relations at Georgetown University and holds an MBA from European University in Brussels and a juris doctor degree from Tulane Law School.

Status as a “Controlled Company”

Our common shares will be listed on the Nasdaq and, as a result, we will be subject to its corporate governance listing standards. However, a listed company that meets the exchange’s definition of “controlled company” (i.e., a company of which more than 50% of the voting power with respect to the election of directors is held by a single entity or group), may elect not to comply with certain of these requirements. Consistent with this, if we continue to be a controlled company following our listing on Nasdaq, we may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our board of directors consist of independent directors and that director nominees be selected or recommended to the board entirely by independent directors.

Board Composition

Our Board of Directors currently consists of seven directors. Each director will serve until a successor is duly elected and qualified or until his or her death, resignation or removal. Our executive officers are elected by and serve at the discretion of the board of directors. Upon the consummation of this offering, we expect that Efstratios Desypris and Horacio Enrique Lopez will resign from our board of directors, and that two independent directors will be appointed to our board of directors. We expect to appoint a third independent director within 90 days of the consummation of this offering.

In accordance with the terms of our Articles of Incorporation and Bylaws, our board of directors will be divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. The members of the classes will be divided as follows:

•	the Class I directors will be Efstratios Desypris and Horacio Enrique Lopez, and their terms will expire at our 2021 annual meeting of shareholders;

•	the Class II directors will be Carlos Augusto Lopez and Ruben Martinez, and their terms will expire at our 2022 annual meeting of shareholders; and

•	the Class III directors will be Angeliki Frangou, George Achniotis and Claudio Pablo Lopez, and their terms will expire at our 2023 annual meeting of shareholders.

The classification of our board of directors may have the effect of delaying or preventing changes in control of our company. We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Committees of the Board of Directors

Upon consummation of this offering, our board of directors will establish three committees: the audit committee (the “Audit Committee”), the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) and the conflicts committee (the “Conflicts Committee”). See “Description of Share Capital—Director Controls.” Our board of directors may establish other committees to facilitate the management of our business. The expected composition and functions of the audit committee and nominating and corporate governance committee are described below.

Under Nasdaq Stock Market Rule 5615(b)(1), a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements and the committee composition requirements. We intend to rely on the phase-in schedules set forth in the Nasdaq Stock Market Rules with respect to the composition of our three board committees.

Audit Committee

Upon the consummation of this offering, the members of the Audit Committee will be            , as Chair and            . The Audit Committee recommends the annual appointment and reviews independence of auditors and reviews the scope of audit and non-audit assignments and related fees, the results of the annual audit, accounting principles used in financial reporting, internal auditing procedures, the adequacy of our internal control procedures, related party transactions and investigations into matters related to audit functions. The Audit Committee is also responsible for overseeing risk management on behalf of our board of directors. See “—Risk Oversight.”

We have determined that            (i) qualifies as an “audit committee financial expert” as set forth under the applicable rules of the SEC, (ii) satisfies the requirements for an “independent director” within the meaning of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and (iii) meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Nominating and Corporate Governance Committee

Upon the consummation of this offering, the members of the Nominating and Corporate Governance Committee will be Angeliki Frangou, as Chair, George Achniotis and Claudio Pablo Lopez. The nominating and Corporate Governance Committee assists our board of directors in identifying individuals qualified to become board members, makes recommendations for nominees for committees and develops, recommends to the board of directors and reviews our corporate governance principles.

Conflicts Committee

Upon the consummation of this offering, the members of the Conflicts Committee will be            , as Chair and            . The Conflicts Committee reviews specific matters that the board believes may involve potential conflicts of interest to determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the Conflicts Committee may not be our officers or employees or directors, officers or employees of our affiliates, and must meet the independence standards established by Nasdaq to serve on an audit committee of a board of directors and certain other requirements.

Risk Oversight

Our board of directors administers its risk oversight function primarily through the audit committee. To that end, our audit committee meets quarterly with our Chief Financial Officer and our independent registered public accounting firm, who provide regular updates regarding our management’s assessment of risk exposures including liquidity, credit and operational risks and the process in place to monitor such risks and review results of operations, financial reporting and assessments of internal controls over financial reporting. Our board of directors believes that its administration of risk management has not affected its leadership structure, as described above.

Code of Ethics

We have adopted a Code of Corporate Conduct and Ethics applicable to all of our directors, officers and all global employees. Our Code of Corporate Conduct and Ethics is available on our website at www.navioslogistics.com under Investors—Code of Ethics. In the event that we amend our Code of Corporate Conduct and Ethics, we intend to disclose the same on our website. Our website is not part of this prospectus.

Compensation

Officers’ Compensation

The aggregate annual compensation paid to our executive officers was approximately $2.9 million for the year ended December 31, 2019.

Equity Incentive Plan

Employment Agreements

We have entered into employment agreements with certain of our executive officers. See “Certain Relationships and Related Party Transactions—Employment Agreements.”

Board Practices

Each member of our Board of Directors holds office until a successor is duly appointed, elected and/or qualified or until their resignation. No directors are entitled to any benefits upon termination of their term.

Share Ownership

None of our executive officers nor directors have direct ownership in our common shares. For information on the beneficial ownership of our common shares by an entity related to our Chairman, our Chief Executive Officer and Director, our Chief Commercial Officer (Shipping Division) and Director and our Chief Operating Officer (Shipping Division) and Director, see “Principal and Selling Shareholders.”

Pension Information

The Company does not maintain any pension plans. The laws in the different countries in which the Company carries out its operations provide for pension benefits to be paid to retired employees from government pension plans and/or privately-managed pension funds.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth the beneficial ownership, as of December 31, 2020, of our common shares by each person we know to beneficially own more than 5% of our common shares.

The percentage of beneficial ownership before this offering is based on 20,000 common shares outstanding on December 31, 2020. The percentage of beneficial ownership after this offering assumes an offering of            common shares and            BDRs and the selling shareholders’ sale of            common shares and            BDRs, without taking into account the exercise of the over-allotment option or any sale of additional common shares or BDRs.

Unless otherwise noted, the persons listed in the table below, to our knowledge, have sole voting and investment power over the common shares listed. The number of common shares beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any common shares of capital stock as to which the person has or common shares voting or investment power (including the power to dispose of such shares).

			Assuming No Exercise of the Over-allotment Option				Assuming Exercise of the Over-allotment Option
Name of Beneficial Owner	Common Stock Beneficially Owned Prior to this Offering(1)(2)	Percentage of Common Stock Beneficially Owned Prior to this Offering	Common Stock to be Sold in this Offering	Common Stock Beneficially Owned After this Offering	Percentage of Common Stock Beneficially Owned After this Offering		Common Stock to be Sold in this Offering	Common Stock Beneficially Owned After this Offering	Percentage of Common Stock Beneficially Owned After this Offering
Navios Maritime Holdings Inc.(1)(2)	12,765	63.8%				%				%
Sinimalec S.A.(3)	7,235	36.2%				%				%

(1)

Navios Holdings, which beneficially owns common shares through its wholly owned subsidiary Navios Corporation, is a Republic of the Marshall Islands corporation with common shares listed on the New York Stock Exchange, and is controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (its Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, George Malanga, and Efstathios Loizos. In addition, we have been informed by Navios Holdings that, based upon its knowledge, including documents publicly available filed with the SEC, it believes that the only beneficial owners of greater than 5% of the common shares of Navios Holdings are Angeliki Frangou, who owns 31.4% (who previously filed an amended Schedule 13D dated August 30, 2019, disclosing that she and her affiliates have pledged 14,511,171 (before Navios Holdings’ one-for-ten reverse stock split of the its outstanding shares of common stock, effective January 3, 2019) common shares), and Renaissance Technologies LLC, which owns 6.18%. We have been informed by Navios Holdings that, other than Angeliki Frangou, no beneficial owner of greater than 5% of Navios Holdings’ common shares is an affiliate of Navios Holdings.

(2)

On November 21, 2017, Navios Holdings and Navios Maritime Finance II (US) Inc., its wholly owned subsidiary (“Navios Finance” and, together with Navios Holdings, the “2017 Co-Issuers”), completed the sale of $305.0 million in aggregate principal amount of 11.25% Senior Secured Notes due 2022 (the “Holdings Notes”). The Holdings Notes are governed by an indenture, dated as of November 21, 2017, by and among the 2017 Co-Issuers, the guarantors of the Holdings Notes and Wells Fargo Bank, National Association, as trustee (as supplemented from time to time, the “Holdings Indenture”). In connection with the closing of the Holdings Notes offering, the 2017 Co-Issuers and the guarantors of the Holdings Notes and Wells Fargo Bank, National Association, as collateral trustee (the “Collateral Trustee”), entered into a Pledge Agreement, dated as of November 21, 2017, in favor of the Collateral Trustee for the Secured Parties

(as defined therein) (the “Pledge Agreement”). Pursuant to the Pledge Agreement, all of the common shares (the “Pledged Shares”) owned by Navios Corporation were pledged as collateral in respect of the Holdings Notes.

The Holdings Indenture and the Pledge Agreement contain default and similar provisions that are standard for such agreements. If an event of default under the Holdings Indenture occurs and is continuing, the Collateral Trustee, on behalf of the Secured Parties and following at least fifteen (15) business days’ notice, may immediately collect, receive, appropriate and realize upon all or any portion of the Pledged Shares, and/or may immediately sell, assign, give option or options to purchase or otherwise dispose of and deliver such Pledged Shares in one or more parcels at public or private sale or sales, in the over-the-counter market, at any exchange, broker’s board or office of the Collateral Trustee or any other Secured Party or elsewhere upon such terms and conditions as the Collateral Trustee may deem commercially reasonable and at such prices as it may deem best.

Under the Pledge Agreement, Navios Corporation has retained its rights to retain any dividends, interest, distributions, cash, instruments or other payments made by us, and to exercise all voting rights, corporate rights and other consensual rights and powers in the Pledged Shares during the term of the pledge, in each case absent a default. However, under the Pledge Agreement, Navios Corporation may not vote in any way that would result in a violation of the Holdings Indenture or security documents relating to the Holdings Notes or that would materially impair the collateral securing the Holdings Notes.

The Holdings Indenture includes certain provisions governing the release of collateral, including the pledge of our common shares by Navios Corporation. Under these provisions, the pledge by Navios Corporation will be released in respect of such common shares to be sold by Navios Corporation, including common shares in the form of BDRs, in this offering, and Navios Corporation will comply by such provisions of the Holdings Indenture.

(3)

Sinimalec beneficially owns common shares through its 100% ownership in Peers (the record holder of such common shares). The families of Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman, Carlos Augusto Lopez, our Chief Commercial Officer-Shipping Division and Horacio Enrique Lopez, our Chief Operating Officer-Shipping Division each beneficially own 33.3% of the voting shares of Sinimalec. There is no contract, arrangement, understanding, relationship or other agreement among or between any of the Lopez brothers regarding the voting power or investment power of their respective ownership interests in Sinimalec. Each of the Lopez brothers expressly disclaims any beneficial ownership in the shares of Sinimalec owned by either of the families of the other brothers.

Our record holders are Navios Holdings and Sinimalec and, therefore, there are no host country holders of record.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Administrative Services Agreement

We entered into an Administrative Services Agreement with Navios Holdings for a term of five years, beginning on April 12, 2011, pursuant to which Navios Holdings has agreed to provide certain administrative management services to us. Navios Holdings assigned the Administrative Services Agreement to Navios Corporation on May 28, 2014, which subsequently assigned the agreement to Navios Shipmanagement, on August 29, 2019. In April 2016, we extended the duration of the Administrative Services Agreement until December 31, 2021. The administrative services provided by the Navios Shipmanagement under the Administrative Services Agreement include bookkeeping, audit and accounting, legal and insurance, administrative and clerical, banking and financial, advisory and client and investor relations services, in addition to assistance integrating any acquired businesses.

In addition to customary termination provisions, the Administrative Services Agreement may be terminated (i) prior to the end of its term by us upon 120-days’ notice if there is a change of control of Navios Shipmanagement or by Navios Shipmanagement (and its successors) upon 120-days’ notice if there is a change of control of us, (ii) upon 120-days’ notice for other customary events of termination such as bankruptcy or a material breach, and (iii) at any time after the first anniversary of the Administrative Services Agreement, the Administrative Services Agreement may be terminated by us or by Navios Shipmanagement upon 365-days’ notice for any reason other than those described above.

Payments made or other consideration provided in connection with all continuing transactions between us and Navios Shipmanagement will be on a basis arrived at by the parties as though they had been bargained for at an arm’s-length basis. Such determination is based on our understanding of the industry, comparable transactions by competitors and guidance from experienced consultants. Depending on the nature and scope of the services being provided, the parties may agree to a cash payment or other form of consideration.

Total general and administrative fees charged pursuant to the Administrative Services Agreement for the year ended December 31, 2019 amounted to $1.1 million ($1.0 million for the year ended December 31, 2018).

Navios Holdings Loan Agreement

On April 25, 2019, Navios Logistics agreed to lend Navios Holdings, under a loan agreement (the “Navios Holdings Loan Agreement”), up to $50.0 million on a secured basis to be used for general corporate purposes (the “Navios Holdings Loan”), including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Senior Notes”). The Navios Holdings Loan Agreement is secured by a pledge over (i) the Navios Holdings 2022 Notes purchased with the funds from the Navios Holdings Loan Agreement and (ii) the equity interests in five companies that have entered into certain bareboat contracts. The Navios Holdings Loan Agreement included an arrangement fee of $0.5 million and bore fixed interest of 12.75% for the first year and 14.75% thereafter. The Navios Holdings Loan Agreement also includes negative covenants substantially similar to the 2025 Notes and customary events of default.

On December 2, 2019, Navios Logistics agreed to increase the Navios Holding Loan by $20.0 million. Following this amendment, as a result of the refinancing of the 2022 Notes and Term Loan Facility with the 2025 Notes, (a) the interest rate on the Navios Holding Loan decreased to 10.0%, and (b) the maturity of the Navios Holding Loan was extended to December 2024. As of September 30, 2020, the full amount was drawn under the Navios Holding Loan. The arrangement fee is amortized in income following the effective interest rate method over the life of the Navios Holding Loan, resulting in $0.1 million deferred income as of September 30, 2020. For the nine month period ended September 30, 2020, interest income related to Navios Holdings Loan Agreement amounted to $6.5 million.

On April 24, 2020, we agreed to amend the Navios Holdings Loan Agreement to amend the interest payment dates in respect of the Navios Holdings Loan.

On June 24, 2020, we entered into a deed of assignment and assumption with our wholly-owned subsidiary, Grimaud and Anemos Maritime Holdings Inc. in respect of the Navios Holdings Loan, in which we assigned its legal and beneficial right, title and interest in the Navios Holdings Loan to Grimaud. On June 25, 2020, Grimaud agreed to amend the Navios Holdings Loan Agreement to amend the interest payment date in respect of the Navios Holdings Loan and to allow a portion of the total interest payable in respect of the Navios Holdings Loan to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Grimaud and paid Grimaud $6.4 in satisfaction of the interest payable in respect of the Loan.

During the first and the second quarters of 2019, Navios Logistics purchased $35.5 million face value of Navios Holdings 2022 Notes from unaffiliated third parties in open market transactions for a total of $17.6 million and subsequently sold these securities to Navios Holdings for $18.7 million.

Immediately prior to the closing of this offering, we intend to make certain distributions of value to the pre-offering holders of record of our common stock. In particular, we intend to (i) pay the Peers Dividend and (ii) cause Grimaud to effect the Cancellation. Navios Holdings and Navios Corporation, the subsidiary of Navios Holdings that holds our common stock, will enter into an agreement with the Company agreeing to waive any right for Navios Corporation to receive a pro rata cash dividend in respect of our common stock in exchange for the Cancellation. The consummation of the Peers Dividend and the Cancellation will occur prior to the sale of common stock in this offering and will reduce the assets of the Company available to holders of our common stock (including persons who purchase common stock in this offering) by approximately $54.8 million. Investors in this offering will not be entitled to receive any payments or distributions in connection with the Peers Dividend or the Cancellation. The occurrence of the Peers Dividend and the Cancellation remain subject to the future approval of our Board of Directors.

Balances Due From Affiliates

At December 31, 2019 and 2018, the amounts due from affiliate companies were as follows:

Balances Due from Affiliated Entities
	December 31, 2019	December 31, 2018
	(in millions of U.S. dollars)
Navios Holdings	$72.3	$0.2
Navios Shipmanagement Inc.	0.7	—

Total	$73.0	$0.2

Such receivables and payables (other than the $70.0 million receivable due under the Navios Holdings Loan Agreement) do not accrue interest and do not have a specific due date for their settlement.

Lodging and Travel Services

Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster), Pit Jet S.A. and, from time to time, Divijet and Trace Capital, all owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, neither of whom has a controlling interest in those companies. Total charges were less than $0.1 million for the nine month period ended September 30, 2020 and less than $0.1 million for the nine month period ended September 30, 2019 and amounts payable amounted to less than $0.1 million as of September 30, 2020.

Employment Agreements

We have entered into employment agreements with certain of our executive officers. Each of these agreements provides for such officers’ salary and annual incentive opportunity, as well as certain fringe benefits and participation in certain benefit plans. Some of our executive officers have agreed to covenants not to compete against us or solicit our employees or customers during employment and for a period of up to one year following termination.

The employment agreements expire on December 31 of each calendar year, but renew automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. As of the date of this prospectus, we have not received any notice of termination in advance of the 2021 calendar year. Generally, the agreements call for a base salary ranging from $0.28 million to $0.34 million per year, annual bonuses and other incentives provided certain EBITDA performance targets are achieved. Under the agreements, we accrued compensation totaling $2.9 million for the year ended December 31, 2019 ($0.9 million in 2018).

Shareholders’ Agreements

We are party to agreements with certain of our existing shareholders relating to certain corporate governance and other shareholder matters, which we expect to terminate upon the completion of this offering.

DIVIDENDS AND DIVIDEND POLICY

Our board of directors may from time to time consider whether or not to institute a dividend policy. It is our present intention to retain any earnings for use in our business operations and, accordingly, we do not anticipate the board of directors declaring any dividends in the foreseeable future following our initial public offering. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our board of directors. Further, our ability to declare dividends may be limited by the terms of financing or other agreements entered into by us from time to time. See “Risk Factors—Risks Relating to the Offering, Our Common Shares and Our BDRs—We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our capital shares must come from increases in the fair market value and trading price of the common shares and BDRs.”)

Subject to the provisions of our Articles of Incorporation and restrictions in our outstanding indebtedness (including the 2025 Notes), any future dividends to our common shareholders and BDR holders may be declared, by the Board of Directors at any regular or special meeting, pursuant to law, and paid from funds available to the Company. Dividends may be paid in cash, in property, or in common shares, subject to the provisions of our Articles of Incorporation. Under Republic of the Marshall Islands law, our board of directors may declare or pay a dividend or make a distribution out of contributed surplus only to the extent assets are legally available for such purpose. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Republic of the Marshall Islands law we may not pay dividends on our common shares if we are insolvent or would be rendered insolvent by the payment of such a dividend.

Any future dividends would be payable in U.S. dollars or in any other currency determined by the Board of Directors. The Board of Directors may decree and pay interim dividends, under the terms and subject to the limits provided by applicable law. However, it is our present intention to retain any earnings for use in our business operations and, accordingly, we do not anticipate the Board of Directors declaring any dividends in the foreseeable future following our initial public offering. Risk Factors—Risks Relating to the Offering, Our Common Shares and Our BDRs—We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our capital shares must come from increases in the fair market value and trading price of the common shares and BDRs.”

Because we are a holding company with no material assets other than the shares of our subsidiaries, our ability to pay dividends is dependent upon the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in any of the markets in which we participate, our earnings will be negatively affected, thereby limiting our ability to pay dividends. See “Risk Factors—Risks Relating to Our Industry and Our Business—We are a holding company, and depend entirely on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.”

On February 21, 2020, we paid a dividend in the aggregate amount of $27.5 million.

On July 10, 2020, we paid a dividend in the aggregate amount of $6.4 million in the form of cash and/or common stock of Navios Holdings.

Immediately prior to the closing of this offering, we intend to make certain distributions of value to the pre-offering holders of record of our common stock. In particular, we intend to (i) pay the Peers Dividend and (ii) cause Grimaud to effect the Cancellation. Navios Holdings and Navios Corporation, the subsidiary of Navios Holdings that holds our common stock, will enter into an agreement with the Company agreeing to waive any right for Navios Corporation to receive a pro rata cash dividend in respect of our common stock in exchange for the Cancellation. The consummation of the Peers Dividend and the Cancellation will occur prior to the sale of common stock in this offering and will reduce the assets of the Company available to holders of our common stock (including persons who purchase common stock in this offering) by approximately $54.8 million. Investors in this offering will not be entitled to receive any payments or distributions in connection with the Peers Dividend or the Cancellation. The occurrence of the Peers Dividend and the Cancellation remain subject to the future approval of our Board of Directors.

DESCRIPTION OF SHARE CAPITAL

The Company is organized under the laws of the Republic of the Marshall Islands with a stated purpose to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Corporation Act. Under our Articles of Incorporation in effect as of the date hereof, we are authorized to issue up to 50,000,000 common shares, $0.01 par value per share. The following brief description of our Articles of Incorporation and Bylaws does not purport to be complete and is subject in all respects to the provisions of our Articles of Incorporation and Bylaws.

We amended our Articles of Incorporation in August 2010 (the “2010 Amendment”). The 2010 Amendment increased the number of common shares that we were authorized to issue from 50,000 common shares to 50,000,000 common shares, and changed the par value of our common shares from $1.00 to $0.01. The 2010 Amendment permits holders of our $1.00 par value common shares to exchange their common shares for $0.01 par value common shares on the basis of 1,299 $0.01 par value common shares for each $1.00 par value common share exchanged. As of December 31, 2020, none of our shareholders had exchanged their $1.00 par value common shares for $0.01 par value common shares, and as a result we had 20,000 common shares, par value $1.00 per share, issued and outstanding, and two shareholders of record.

In connection with this offering, we further amended and restated each of our Articles of Incorporation and our Bylaws on                , 2021, immediately prior to receipt from the CVM of our registration as a Foreign Issuer – Category “A” before the CVM (the “2021 Amendments”). Following the 2021 Amendments, our authorized share capital consists of                common shares, par value $0.01 per share. The 2021 Amendments further allow our common shares to be held in book-entry form, restrict shareholder action by written consent, limit the circumstances under which our directors may be removed from office, limit who may call special meetings of our shareholders, and institute other changes in our corporate governance structure.

Prior to the 2021 Amendments (and without giving effect to the Stock Split), our outstanding capital shares comprised 20,000 common shares, with a par value of $1.00. Other than as described herein with respect to the 2021 Amendments, there have been no events that changed the amount of issued capital and/or the number and classes of shares. Immediately following consummation of this offering and after giving effect to the Stock Split, our outstanding capital stock will consist of                common shares, with a par value of $0.01, not taking into account the exercise of the over-allotment option or any sale of additional BDRs in connection with this offering.

Director Controls

Our Bylaws provide that the number of directors comprising the entire Board of Directors is a minimum of three and a maximum of nine. Our Board of Directors currently consists of seven members. The Board of Directors may be divided into classes. Each director holds office until the next annual meeting of shareholders at which his or her class stands for election or until such director’s earlier resignation, removal from office, death or incapacity. Unless otherwise provided in our Articles of Incorporation, vacancies and newly created directorships resulting from any increase in the number of directors or from any other cause may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director and each director so chosen shall hold office until the next annual meeting and until such director’s successor shall be duly elected and shall qualify, or until such director’s earlier resignation, removal from office, death or incapacity.

Our Bylaws provide that each director is prohibited from voting on any matter, contract, arrangement or any other proposal in which such director has a material interest; provided, however, that this prohibition shall not apply to (a) the giving of any security or indemnity either (i) to the director for money lent or obligations incurred or undertaken by him at the request of or for the benefit of the Company or any affiliate of the Company, or (ii) to a third party for a debt or obligation of the Company or any of its subsidiaries for which the director has assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security, (b) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including: (i) the adoption, modification or operation of any employees’ share scheme or any share incentive or share option scheme under which such director may benefit, or (ii) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to the directors and employees of the Company or any of its subsidiaries and does not provide in respect of any director any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates and (c) any contract or arrangement in which the director is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of such director’s interest in shares or debentures or other securities of the Corporation. Contracts or transactions between the Company and one or more of its directors (or any other corporation, firm, association, or other entity in which one or more of its directors are directors or officers, or have a substantial financial interest) are not void or voidable by the sole reason that such director or directors are present at the meeting of the Board of Directors, or committee thereof, which approves such contract or transaction.

Common or interested directors may not be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee, which approves such contract or transaction.

Following the consummation of this offering, we expect the Board of Directors to establish the Audit Committee, the Nominating and Corporate Governance Committee and the Conflicts Committee. See “Management—Board Composition—Committees of the Board of Directors.”

There are no provisions in our Articles of Incorporation or Bylaws either affirming or limiting borrowing powers exercisable by members of the Board of Directors.

There are no stated age limits for directors and directors need not be common shareholders.

Common Shares

Holders of each common share have one vote for each share held of record on all matters submitted to a vote of common shareholders. Our common shares are not convertible, and the holders of our common shares will not have cumulative voting, subscription, redemption or sinking fund rights. Holders of our common shares will be entitled to certain preemptive rights and to tag along rights in the event of an acquisition of control of the Company.

Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common shares are entitled to receive, on a pro rata basis, our assets which are legally available for distribution, after payment of all debts and other liabilities, to the holders of common shares. All of our common shares are fully paid and non-assessable. All common shares have equal entitlement to voting rights, dividends, profit shares and other rights and duties. There are no provisions for changes to the rights of common shareholders contained in our Articles of Incorporation, except by resolution of the common shareholders.

Dividends on common shares may be declared and paid from funds available to the Company. Our Articles of Incorporation provide that before payment of any dividend, our Board of Directors may, in their absolute discretion, from time to time set aside out of any funds of the Company available for dividends such sum or sums as they think proper as a reserve or reserves for such purpose as the Board of Directors shall think conducive to the interest of the Company, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

It is our present intention to retain any earnings for use in our business operations and, accordingly, we do not anticipate the board of directors declaring any dividends in the foreseeable future following our initial public offering. See “Risk Factors—Risks Relating to the Offering, Our Common Shares and Our BDRs—We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our capital shares must come from increases in the fair market value and trading price of the common shares and BDRs.”

Shareholder Meetings

The annual meeting of shareholders of the Company is held on such date and at such time as may be fixed by the Board of Directors and stated in the notice of the meeting, for the purpose of electing directors and for the transaction of only such other business as is properly brought before the meeting in accordance with our Bylaws.

Written notice of an annual meeting stating the place, date and hour of the meeting, must be given to each common shareholder entitled to vote at such meeting not less than 15 not more 60 days before the date of the annual meeting.

Unless otherwise required by the BCA, for business to be properly brought before the annual meeting, business must be either (i) specified in the notice of annual meeting (or any supplement or amendment thereto) given by or at the direction of the Board of Directors, (ii) brought before the annual meeting by or at the direction of the Board of Directors, or (iii) properly brought before the annual meeting by a common shareholder. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a common shareholder, the common shareholder must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a common shareholder’s notice must be delivered to or mailed and received at the Company’s principal executive offices not less than 90 nor more than 120 days prior to such meeting.

Special meetings of the common shareholders, for any purpose or purposes, unless otherwise prescribed by the BCA or by our Articles of Incorporation, may only be called by ta majority of the Board of Directors, the Chairman or one or more shareholders entitled to cast not less than 5% of the votes entitled to be cast on such matter.

If a special meeting is called by any person or persons other than the Board of Directors or the Chairman, then a demand in writing, describing with reasonable clarity the purpose or purposes for which the meeting is called and specifying the general nature of the business proposed to be transacted, must be delivered to or mailed and received by the Secretary at the principal executive offices of the Company. Upon receipt of such a demand, the Secretary must cause notice of such meeting to be given to each shareholder entitled to vote at such meeting, within eight (8) days after the date such demand was delivered to the Secretary. If the notice is not given by the Secretary within eight (8) days after the date such demand was delivered to the Secretary, then the person or persons demanding the meeting may specify the time and place of the meeting and give notice thereof.

Unless otherwise provided by law, written notice of a special meeting of shareholders, stating the time, place and purpose or purposes thereof, must be given to each common shareholder entitled to vote at such meeting, not less than 15 or more than 60 days before the date fixed for such meeting. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

Articles of Incorporation and Bylaws

Following the 2021 Amendments, we expect certain provisions in our Articles of Incorporation and Bylaws, summarized below, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by shareholders.

Among other things, following the 2021 Amendments, we expect our Articles of Incorporation and Bylaws to:

•	divide our board of directors into three classes with staggered three-year terms;

•	provide shareholders may remove directors only “for cause”;

•	prohibit shareholder action by written consent, which requires all shareholder actions to be taken at a meeting of our shareholders;

•

provide that our Bylaws may be amended, altered, repealed or rescinded by the affirmative vote of a majority of our board of directors, which majority must include a majority of our independent (as defined under the rules of Nasdaq) directors, without the assent or vote of the shareholders, or by the affirmative vote of the holders of at least a two-thirds (2/3) of the voting power of all the then outstanding shares of our capital stock, voting together as a single class;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings; and

•

provide that our Articles of Incorporation may be amended, altered, repealed or rescinded by the affirmative vote of a majority of our board of directors, which majority must include a majority of our independent (as defined under the rules of Nasdaq) directors, together with the the affirmative vote of the holders of at least a two-thirds (2/3) of the voting power of all the then outstanding shares of our capital stock, voting together as a single class.

Preemptive Rights

Following the 2021 Amendments, in the event that we (a) issue common shares representing, individually or in the aggregate, no less than 10% of the issued and outstanding share capital of the Company, (b) issue securities convertible into or carrying an option to purchase common shares representing, individually or in the aggregate, no less than 10% of the issued and outstanding share capital of the Company or (c) grant any options or rights to purchase common shares or securities convertible into or carrying an option to purchase common shares representing, individually or in the aggregate, no less than 10% of the issued and outstanding share capital of the Company, in each case which would adversely affect the voting rights or rights to current or liquidating dividends of our shareholders, such shareholders shall have the right, during a time and on terms to be reasonably determined by the board of directors of the Company, to purchase such common shares, securities, options or rights, as nearly as practicable, in such proportion as would, if such preemptive right were exercised, preserve the relative rights to current and liquidating dividends and the relative voting rights of such shareholders and at a price or prices no less favorable than the price at which such common shares, securities, options or rights are to be offered; provided, however, that the foregoing provision shall not apply to any issuance or granting of common shares, securities, options or rights (i) to be offered and sold on a securities exchange or in an underwritten public offering; or (ii) to be exchanged for shares in connection with any acquisition of control of the Company, which in either case has been authorized as set forth above or has been otherwise authorized by the shareholders as provided for above. The holders of common shares entitled to such preemptive rights, and the number of common shares for which they have a preemptive right, shall be determined by fixing a record date in accordance with our bylaws.

Tag-Along Rights

Following the 2021 Amendments, In the event of a proposed transaction involving the direct or indirect acquisition of control of us (represented by the acquisition of more than 50% of our issued and outstanding common shares) by a party or parties (other than us, Navios Holdings, Sinimalec, or any of their respective affiliates, subsidiaries, successors or assigns), all of our shareholders must be notified of the potential sale. Within 30 days from the receipt of such notification, the shareholders shall have the right to demand that their shares be sold on the same terms and conditions contained in the original offer made by such potential acquirer or acquirers. The foregoing shall not apply to any offer or sale of common shares, by any person, on a securities exchange or in an underwritten public offering.

Certain Republic of the Marshall Islands Company Considerations

Shareholder Meetings

•	Held at a time and place as designated in the bylaws.

•	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.

•	May be held within or without the Republic of the Marshall Islands.

Notice:

•

Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting. Notice of a special meeting shall also state the purpose for which the meeting is called.

•	A copy of the notice of any meeting shall be given personally, sent by mail or by electronic mail not less than 15 nor more than 60 days before the meeting.

Shareholders’ Voting Rights

•

Unless otherwise provided in the articles of incorporation, any action required to be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by all the shareholders entitled to vote with respect to the subject matter thereof, or if the articles of incorporation so provide, by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

•	Any person authorized to vote may authorize another person or persons to act for him by proxy.

•

Unless otherwise provided in the articles of incorporation or bylaws, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

•	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

•	The articles of incorporation may provide for cumulative voting in the election of directors.

Merger or Consolidation

•	Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.

•

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.

•

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.

•

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.

Directors

•	The board of directors must consist of at least one member.

•	The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.

•

If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.

Removal:

•	Any or all of the directors may be removed for cause by vote of the shareholders.

•	If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.

Dissenters’ Rights of Appraisal

•

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder under the BCA to receive payment of the appraised fair value of his shares shall not be available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting shareholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation.

•

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

•	Alters or abolishes any preferential right of any outstanding shares having preference; or

•	Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

•	Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

•	Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder’s Derivative Actions

•

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

•	A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.

•	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of the Marshall Islands.

•	Reasonable expenses including attorney’s fees may be awarded if the action is successful.

•

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of outstanding shares or holds voting trust certificates or a beneficial interest in shares representing less than 5% of any class of such shares and the shares, voting trust certificates or beneficial interest of such plaintiff has a fair value of $50,000 or less.

DESCRIPTION OF BRAZILIAN DEPOSITARY RECEIPTS

The rights of holders of BDRs will be set forth in a deposit agreement between us and Itaú Unibanco S.A., as depositary of the BDR Program. There are differences between holding BDRs and holding common shares.

Brazilian Depositary Receipts

Each BDR will represent                common shares issued by us, maintained in custody by the custodian in the offices of The Bank of New York Mellon, acting through its London branch, at One Canada Square, London E14 5AL, England. Each BDR will also represent other securities, cash or other property which may be held by the BDR Depositary. The BDR Depositary’s office at which the BDRs will be administrated is located at Rua Ururaí, 111, Prédio II, Piso Térreo, Tatuapé, São Paulo, SP, CEP 03084-010.

As a BDR holder, you will not be treated as one of our common shareholders and, as a result, you will not have any common shareholder rights. The rights of our common shareholders are governed by the laws of the Republic of the Marshall Islands and the provisions of our Bylaws. See “Description of Share Capital.” The rights of holders of BDRs are governed by the laws of Brazil and the provisions of the deposit agreement.

The following is a summary of the material provisions of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read:

•

the rules and regulations applicable to BDRs, particularly CMN Resolution No. 3,568, of July, 2008, CVM Instructions No. 332 and 480, as amended, and the Brazilian Central Bank Circular No. 3,691, of December, 2013, as amended; and

•	the deposit agreement, copies of which are available for review, from the date of the offering.

Deposit Agreement

Scope

The Deposit Agreement governs the relationship between us and the BDR Depositary with respect to the issuance, cancellation and registration, in Brazil, of the BDRs representing common shares issued by us and held by the custodian. The Deposit Agreement also governs the actions of the BDR Depositary with respect to the management of the BDR program and the services to be performed by the depositary for holders of BDRs.

BDR Registry Book; Ownership and Trading of BDRs

Pursuant to the deposit agreement, the BDRs may be issued and cancelled, as the case may be, by means of entries in the BDR registry book, which will be kept by the BDR Depositary. The BDR registry book will record the total number of BDRs issued in the name of the Central Depositary of the B3, the fiduciary holder of the BDRs. The BDRs will be held and blocked in a custody account with the Central Depositary of the B3 and held for trading on the B3 after the offering.

Therefore, neither over-the-counter transfers of the BDRs, nor transfers of the BDRs conducted in any private transaction market other than the B3, or in a clearinghouse other than the Central Depositary of the B3, will be admitted. Any transfer of BDRs (including transfers made by U.S. persons) will be conducted through broker-dealers or institutions authorized to operate on the B3.

Ownership of the BDRs is determined by entry of the beneficial holder’s name in the records of the Central Depositary of the B3, and evidenced by the custodial account statement issued by the Central Depositary of the B3. The Central Depositary of the B3 will inform the names of the BDRs holders to the BDR Depositary.

Issuance and Cancellation of BDRs

The BDR Depositary will issue the BDRs in Brazil after confirmation by the custodian that a corresponding number of our common shares were deposited with the custodian, and after confirmation that all fees and taxes due in connection with this services were duly paid, as set forth in the deposit agreement.

As a result, an investor may at any time give instructions to a broker-dealer to purchase common shares on Nasdaq, to be further deposited with the custodian in order to allow the BDR Depositary to issue BDRs.

In order to effect the financial settlement of the acquisition of our common shares on Nasdaq with the intention of adhering to the BDR program, an investor must execute a foreign exchange agreement in conformity with the BDR program certificate registered with the Brazilian Central Bank and the broker certificate evidencing by the purchase of our common shares abroad.

Holders of BDRs may at any time request the cancellation of all or a portion of their BDRs by (a) instructing a broker-dealer operating in Brazil to cancel the BDRs with the BDR Depositary and (b) delivering evidence that all fees and taxes due in connection with this service were duly paid, as set forth in the deposit agreement. Brazilian investors will be required to send the proceeds of any cancellation of BDRs back to Brazil within seven days of the cancellation date. Non-Brazilian investors that are registered in Brazil as portfolio investors under CMN Resolution No. 4,373 do not need to send the proceeds of any sale of common shares into Brazil. In any event, the transaction must be recorded in the system of the Brazilian Central Bank.

For a brief description of the rules and regulations of the Brazilian Central Bank regarding such matters, see “Market Information—Registration of BDRs with the CVM.”

Issuance of BDRs without underlying common shares

In no event may the BDR Depositary issue BDRs without confirmation by the custodian that a corresponding number of common shares were deposited with the custodian.

Restrictions on BDRs

Holders of BDRs may only exercise their rights indirectly through the BDR Depositary. Holders of BDRs may also face other difficulties in exercising their rights, as voting rights granted to shares and, indirectly, to BDRs, must be exercised by holders of BDRs through the BDR Depositary, which will instruct the Custodian accordingly. Although the mechanisms related to notices of shareholders’ meetings and voting instructions provided in the Deposit Agreement are intended to provide sufficient time for the exercise of these rights, there can be no assurance that these mechanisms will allow holders of BDRs to effectively exercise voting rights, particularly in the event that notice of a shareholders’ meeting or voting instruction does not timely reach BDR holders for reasons that are beyond our control and beyond the control of the BDR Depositary. Holders of BDRs are not entitled to physically attend our shareholders’ meetings.

Dividends and Other Cash Distributions

It is our present intention to retain any earnings for use in our business operations and, accordingly, we do not anticipate the board of directors declaring any dividends in the foreseeable future following our initial public offering. However, in the event of any future dividend, the BDR Depositary will distribute any dividends or other cash distributions paid by us to our shareholders. Such dividends will be paid to the BDR Depositary, who will transfer them to the Central Depositary of the B3 in its capacity as the fiduciary holder of the BDRs and the holder of record of the BDR registry book. The Central Depositary of the B3, in turn, will distribute the dividends to the BDR beneficiary holders recorded in its books. The distributions will be made in proportion to the number of our common shares represented by BDRs. For distribution purposes, amounts in reais and centavos will be rounded to the next lower whole centavo.

Before making a distribution, any withholding taxes that must be paid under applicable law will be deducted.

Share Distributions

In the event of distributions of our common shares or a share split or reverse share split, the BDR Depositary will issue new BDRs corresponding to such new common shares deposited with the custodian and will credit them to the account of the Central Depositary of the B3. The Central Depositary of the B3, in turn, will credit new BDRs to the beneficiary holders recorded in its books. The BDR Depositary will distribute only whole BDRs. If any fractions of BDRs result and are insufficient to purchase a whole BDR, the BDR Depositary will use its best efforts to add such fractions and sell them in an auction on the B3, and the proceeds of the sale will be credited to BDR holders, proportionally with its holdings recorded in the books of the Central Depositary of the B3.

Other Distributions

The BDR Depositary will use its best efforts to distribute to BDR holders any other distribution paid in connection with common shares and deposited with the custodian.

The BDR Depositary is not required to make available to any BDR holder any distribution that it determines is unlawful or impractical. We have no obligation to register BDRs, common shares, rights or other securities under Brazil law. We also have no obligation to take any other action to permit the distribution of BDRs, common shares, rights or other securities to BDR holders. This means that you may not receive distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available to you.

Pre-emptive Rights

If we offer holders of our common shares any rights to subscribe for additional shares or any other rights, the same rights will be offered to BDR holders through the BDR Depositary, which will exercise these rights directly or indirectly, in the name of the BDR holders that have instructed the BDR Depositary to do so. The BDR holder is free to exercise or negotiate such rights, subject to applicable law.

Changes Affecting Deposited Common shares

If we do any of the following:	Then the following will apply:

• Effect a split of common shares.	• Each BDR will automatically reflect its equal value of the new deposited common shares.

• Effect a reverse split of common shares.	• The BDR Depositary will effect an immediate cancellation of the BDRs required to reflect the new amount of our common shares deposited with the custodian.

• Recapitalize, amalgamate, reorganize, merge, consolidate, sell all or substantially all of our assets or take any similar action.	• The BDR Depositary will effect an immediate cancellation of the BDRs required to reflect the new amount of our common shares deposited with the custodian.

Voting Rights of BDRs

You have the right to instruct the BDR Depositary to vote the amount of our common shares represented by your BDRs. See “Description of Share Capital.” However, you may not know about a meeting sufficiently in advance to instruct the BDR Depositary to exercise your voting rights with respect to our common shares held by the custodian.

If we ask the BDR Depositary to ask for your instructions, the BDR Depositary will notify you of the upcoming meeting and will arrange to deliver our meeting materials to you. The materials will:

•	describe the matters to be voted on; and

•	explain how you, on a certain date, may instruct the BDR Depositary to vote the underlying common shares as you direct.

For instructions to be valid, the BDR Depositary must receive them on or before the date specified in the notice to you. The BDR Depositary will, to the extent practical and subject to Republic of the Marshall Islands law and the provisions of our Bylaws, vote the underlying common shares or other deposited securities as you instruct.

The BDR Depositary will use its best efforts to vote or attempt to vote our common shares held by the custodian only if you have sent voting instructions and your instructions have been timely received. If we timely request the BDR Depositary to solicit your voting instructions but the BDR Depositary does not receive voting instructions from you by the specified date, it will not exercise the voting rights related to the common shares that it holds on your behalf.

We cannot ensure that you will receive voting materials in time to allow you to timely deliver your voting instructions to the BDR Depositary. In addition, the BDR Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and you may not have any recourse if your common shares are not voted as you requested. In addition, your ability to bring an action against us may be limited.

Cancellation of Registration Before the CVM

We may cancel registration with the CVM for the trading of BDRs on the B3. If we elect to do so, we must immediately inform the BDR Depositary of this request and follow the procedures to discontinue the BDR program as set forth in the Issuer’s Manual of the B3.

Reports and Other Communications

The BDR Depositary will make available to you for inspection any reports and communications from us or made available by us at its principal executive office. The BDR Depositary will also, upon our written request, send to registered holders of BDRs copies of such reports and communications furnished by us under the deposit agreement.

Any such reports or communications furnished by us to the BDR Depositary will be furnished in Portuguese when so required under any Brazilian legislation.

Amendment and Termination of the Deposit Agreement

Pursuant to Brazilian law, we may agree with the BDR Depositary to amend the deposit agreement and the rights granted by the BDRs for any reason and without your consent. If such an amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, SWIFT, e-mail or fax transmission costs, delivery costs or other such expenses, or prejudices an important right of BDR holders, it will become effective only after 30 days from the time that the BDR Depositary notifies you in writing of such amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your BDRs, to agree to the amendment and to be bound by the new terms of the deposit agreement and the rights granted by the BDRs.

The BDR Depositary will terminate the Deposit Agreement, if we ask it to do so, by mailing a notice of termination to you at least 30 days before such termination. The BDR Depositary may also terminate the Deposit Agreement if the BDR Depositary notifies us of its intention to resign and we have not appointed a new depositary bank within 60 days. In addition, in the event that the BDR Depositary or the custodian is advised in writing by reputable independent Brazil or Republic of the Marshall Islands counsel that the depositary reasonably could be subject to criminal or material civil liability, as reasonably determined by the BDR Depositary, as a result of our having failed to provide information or documents to the CVM or Nasdaq, the BDR Depositary will have the right to terminate the deposit agreement upon at least 30 days’ prior notice to you and to us, and the BDR Depositary will not be subject to any liability on account of such termination or such determination.

After termination, for a period of up to ten days, the deposit agreement requires the BDR Depositary and its agents to do only the following under such deposit agreement:

•	collect dividends and other distributions on the deposited securities;

•	sell rights and other property; and

•	deliver common shares and other deposited securities upon surrender of BDRs.

Liability of Owner for Taxes

You will be responsible for any taxes or other governmental charges payable on your BDRs or on our common shares deposited with the custodian. See “Tax Considerations—Material Brazilian Tax Considerations.”

Limitations on Obligations and Liability to Holders of BDRs

The deposit agreement expressly limits our obligations and the obligations of the BDR Depositary, as well as our liability and the liability of the BDR Depositary. We and the BDR Depositary:

•	are obligated only to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or by circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

Neither we nor the BDR Depositary will be liable for any failure to carry out any instructions to vote any of our common shares deposited with the custodian, or for the manner any vote is cast or the effect of any such vote, provided that any action or non-action is in good faith. The BDR Depositary has no obligation to become involved in a lawsuit or other proceeding related to the BDRs or the deposit agreement on your behalf or on behalf of any other person.

In the deposit agreement, we and the BDR Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Services

Before the BDR Depositary delivers or registers transfers of BDRs, makes a distribution on BDRs or permits withdrawal of our common shares, the BDR Depositary may require:

•	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities;

•	production of satisfactory proof of citizenship or residence, exchange control approval or other information it deems necessary or proper; and

•	compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The BDR Depositary may refuse to deliver, transfer or register transfers of BDRs generally when the books of the BDR Depositary are closed or at any time if the BDR Depositary believes it advisable to do so.

General

We agree to: (a) fulfill all obligations imposed by CVM Instruction No. 332/00, CVM Instruction No. 480/09 and other applicable regulations; (b) disclose, in Brazil, any information required by the CVM regulation applicable to non-Brazilian issuers; and (c) cooperate with the BDR Depositary to simultaneously disclose, in Brazil, information we provide in our country of organization and in the jurisdictions in which our securities are traded.

Except as otherwise provided in the applicable rules and regulations, including the rules and regulations of the CVM regarding registration of a BDR program (see “Market Information—Registration of BDRs with the CVM”), neither we nor the BDR Depositary will have any liability or responsibility whatsoever or otherwise for any action or failure to act by any owner or holder of BDRs relating to the owner’s or holder’s obligations under any applicable Brazilian law or regulation relating to foreign investment in Brazil in respect of a withdrawal or sale of common shares deposited with the custodian, including, without limitation, (i) any failure to comply with a requirement to register the investment pursuant to the terms of any applicable Brazilian law or regulation prior to such withdrawal, or (ii) any failure to report foreign exchange transactions to the Brazilian Central Bank, as the case may be. Each owner or holder of BDRs will be responsible for the report of any false information relating to foreign exchange transactions to the BDR Depositary, the CVM or the Brazilian Central Bank in connection with deposits or withdrawals of common shares deposited with the custodian.

Service Requests to the BDR Depositary

Any request for services provided for in the deposit agreement to be performed by the BDR Depositary may be made to any of the BDR Depositary’s branches, or by telephone at +55 (11) 3003-9285 (Brazilian state capitals and metropolitan regions) or +55 0800-7209285 (other locations).

TAXATION

Material Brazilian Tax Considerations

The following summary contains a description of the main Brazilian tax consequences of the acquisition, ownership and disposition of the BDRs by a holder that is not resident in Brazil for purposes of Brazilian taxation (a “Non-Resident Holder”).

The discussion is based on the Brazilian law and regulations as currently in effect. Any change in applicable law and regulations may change the consequences described below. The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries.

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of the BDRs. Prospective purchasers of BDRs are advised to consult their own tax advisors with respect to an investment in the BDRs in light of their particular investment circumstances.

Non-Resident Holders

Capital gains

According to article 26 of Law no. 10,833/03, gains assessed on the sale or other disposition of assets located in Brazil may be subject to tax in Brazil, regardless of whether the sale or disposition is made by a Non-Resident Holder to a person who is resident or domiciled in Brazil or to another non-resident of Brazil. As securities registered in Brazil, BDRs would probably fall within the definition of assets located in Brazil for purposes of Law no. 10,833/03, notwithstanding the possibility of different interpretation on the matter.

Due to a lack of precedent, we are unable to predict which position will ultimately prevail in the courts of Brazil. Therefore, a conservative approach would consider that the BDRs would be deemed an asset located in Brazil for taxation purposes.

The income tax rules on gains related to disposition of assets in Brazil vary depending on the domicile of the Non-Resident Holder, the form by which such Non-Resident Holder has registered his investment before the Brazilian Central Bank and/or how the disposition is carried out, as described below.

As a rule, capital gains realized on the disposition of assets located in Brazil are equal to the difference between the amount realized on the sale or exchange of the relevant assets and their acquisition cost.

Capital gains obtained by a Non-Resident Holder on the disposition of the BDRs carried out on a Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•

exempt from Income Tax when the Non-Resident Holder (i) has performed its investment in Brazil pursuant to the rules of Resolution no. 4,373/14 (a “4,373 Holder”) and (ii) is not resident or domiciled in a jurisdiction with favorable taxation (i.e., is not a “Tax Haven Holder”), which is a jurisdiction that does not impose income tax or imposes it at a maximum rate lower than 20% (further reduced to 17% in case of countries following international standards of fiscal transparency, according to Ordinance no. 488/14 and Normative Ruling no. 1,530/14), or where the laws impose restrictions on the disclosure of ownership composition or securities ownership or do not allow for the identification of the effective beneficiary of the income attributed to non-residents.

•

subject to Income Tax at a rate of 15% in other cases, including the gains earned by a Non-Resident Holder that is not a 4,373 Holder or is a 4,373 Holder but is a Tax Haven Holder (20% for day-trade transactions traded by Tax Haven Holders). In both cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

Any other gains assessed on the disposition of the BDRs that are not carried out on a Brazilian stock exchange or on the over-the-counter market:

•

are subject to progressive Income Tax rates of (i) 15%, for gains up to R$ 5 million; (ii) 17.5%, for gains above R$ 5 million and lower than R$ 10 million; (iii) 20%, for gains above R$ 10 million and lower than R$ 30 million and (iv) 22.5% for gains above R$ 30 million, when realized by any Non-Resident Holder that is not a Tax Haven Holder, regardless of whether the Non-Resident Holder is a 4,373 Holder; and

•	are subject to Income Tax at a rate of 25% when realized by a Tax Haven Holder.

In the cases above, if these gains are related to transactions conducted on the Brazilian over-the-counter market with intermediation, the Withholding Income Tax of 0.005% on the sale value shall also be applicable and can be offset against the eventual Income Tax due on the capital gain.

In the case of redemption of BDRs or capital reduction by the issuer of the common shares underlying the BDRs, as well as on the withdrawal of BDRs in exchange for common shares, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the corresponding securities disposed will be treated as a capital gain derived from a transaction of BDRs carried out outside a Brazilian stock exchange, and will be subject to Income Tax accordingly, at a progressive tax rate of 15% up to 22.5% (or 25%, in the case of a Tax-Haven Holder), as described above.

Dividends

The Brazilian tax authorities may consider the payment of dividends by a non-Brazilian issuer corporation of the shares underlying the BDRs in favor to a Non-Resident Holder as subject to the Withholding Income Tax at source at the rate of 15% (a 25% rate will be applicable to a Tax Haven Holder), although, such understanding may be in contradiction to the rationale presented in Declaratory Acts no. 25/00 and 64/00, which considered that the BDR’s income is considered as foreign income. Prospective purchasers of BDRs are advised to consult their own tax advisors with respect to the payment of dividends by a non-Brazilian issuer corporation of the shares underlying the BDRs in favor to a Non-Resident Holder and the possibility of not being subject to the Withholding Income Tax in Brazil.

Other Brazilian Taxes

Brazilian law imposes a tax on foreign exchange transactions (“IOF/Exchange”), due on the conversion of Brazilian reais into foreign currency and on the conversion of foreign currency into Brazilian reais. As a rule, the IOF/Exchange is levied at a rate of 0.38%

However, the IOF/Exchange is levied at a zero rate on the inflow and outflow of resources into or out of Brazil for investments carried out by Non-Resident Holders in the Brazilian financial and capital markets.

There is no specific regulation regarding IOF/Exchange levied on the acquisition or redemption of BDRs. We understand that IOF/Exchange regulations related to the inflow and outflow of resources into or out of Brazil for investments carried out by Non-Resident Holders in the Brazilian financial and capital markets should be applicable to the acquisition or redemption of BDRs.

Brazilian law imposes a tax on transactions involving bonds and securities (“IOF/Bond”), including those carried out on a Brazilian stock exchange. The rate of IOF/Bond for BDRs is currently zero but the Executive may increase such rates up to 1.5% per day, but only with respect to future transactions.

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of BDRs by a Non-Resident Holder, except for gift and inheritance taxes levied by certain states of Brazil on gifts or bequests by non-residents individuals or entities to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of BDRs.

Material Republic of the Marshall Islands Tax Considerations

The following discussion is based upon the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, under current Republic of the Marshall Islands law you will not be subject to Republic of the Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unit holder. In addition, you will not be subject to Republic of the Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

Certain Material U.S. Federal Income Tax Considerations

The following is a discussion of the certain U.S. federal income tax considerations that may be relevant to the ownership and disposition by a beneficial owners of our common shares or BDRs.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations, and administrative rulings and court decisions, all as in effect or in existence on the date of this prospectus and all of which are subject to change or differing interpretations by the Internal Revenue Service (the “IRS”) or a court, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of our common shares or BDRs to vary substantially from the consequences described below.

The following discussion applies only to beneficial owners of common shares or BDRs that own the common shares or BDRs as “capital assets” (generally, property held for investment purposes). The following discussion does not address all aspects of U.S. federal income taxation which may be important to particular beneficial owners of common shares or BDRs in light of their individual circumstances, such as (i) beneficial owners of common shares or BDRs subject to special tax rules (e.g., banks or other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, traders that elect to mark-to-market for U.S. federal income tax purposes, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, persons that acquire the common shares or BDRs as compensation or former citizens or long-term residents of the United States) or to persons that will hold the common shares or BDRs as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, (ii) S corporations, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their shareholders or partners, (iii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, or (iv) beneficial owners of common shares or BDRs that actually or constructively own 2.0% or more (by vote or value) of our common shares and/or BDRs or are otherwise entitled to claim a “participation exemption” with respect to our common shares or BDRs, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common shares or BDRs, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our common shares or BDRs, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common shares or BDRs.

No ruling has been obtained or will be requested from the IRS regarding any matter affecting us or prospective holders of our common shares or BDRs. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of our common shares or BDRs. In addition, this discussion does not generally address the application of the U.S. foreign tax credit rules.

Each prospective beneficial owner of our common shares or BDRs should consult its own tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of our common shares or BDRs.

U.S. Federal Income Tax Treatment of BDRs

A beneficial owner of BDRs generally will be treated as the owner of the common shares represented by such BDRs for U.S. Federal income tax purposes.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares or BDRs that is, for U.S. federal income tax purposes:

•	an individual U.S. citizen or resident,

•	a corporation organized under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current U.S. Treasury Regulations to be treated as a “United States person.”

U.S. Holders that use an accrual method of accounting for U.S. federal income tax purposes are generally required to include certain amounts in income no later than the time such amounts are reflected on certain applicable financial statements. The application of this rule may require the accrual of income earlier than would be the case under the general U.S. federal income tax rules described below. U.S. Holders that use an accrual method of accounting for U.S. federal income tax purposes should consult with their tax advisors regarding the potential applicability of this rule to their particular situation. The remainder of this summary does not address the application of the foregoing rule.

Distributions on Common Shares or BDRs

As discussed under “Dividends and Dividend Policy” in this prospectus, we do not anticipate paying any distributions on our common shares or BDRs in the foreseeable future. If we were to pay distributions on our common shares or BDRs, subject to the discussion below of the rules applicable to a passive foreign investment company (“PFIC”), any distributions to a U.S. Holder made by us with respect to our common shares or BDRs (without reduction for any non-U.S. taxes imposed thereon) generally will be treated as dividend income, taxable as ordinary income, to the extent such distributions do not exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its common shares or BDRs (and will reduce such U.S. Holder’s tax basis on a dollar-for-dollar basis), and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the common shares or BDRs for more than one year. However, we do not currently maintain calculations of our earnings and profits under U.S. federal income tax principles and, accordingly, a U.S. Holder should expect that, if we were to pay distributions on our common shares or BDRs, such distributions would be treated entirely as dividends for U.S. federal income tax purposes. Subject to applicable limitations, dividends paid to U.S. Holders that are individuals, trusts or estates may be “qualified dividend income” taxable at a preferential rate applicable to long-term capital gains. U.S. Holders that are individuals, trusts or estates should consult their tax advisors regarding the availability of the preferential rate and any limitations that may apply in their particular circumstances. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. Dividends received with respect to our common shares or BDRs will be treated as foreign source income and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below.

If we were to pay distributions on the common shares or BDRs, such distributions may be paid in a currency other than U.S. dollars. In such case, a U.S. Holder would be treated as receiving a distribution in an amount equal to the U.S. dollar value of such non-U.S. currency on the date that such distribution is actually or constructively received by the U.S. Holder determined by reference to the spot rate of exchange on such date, regardless of whether the payment is in fact converted into U.S. dollars at that time. The U.S. Holder would have a tax basis in the non-U.S. currency received equal to its U.S. dollar value determined by reference to the spot rate of exchange on the date of receipt. If the non-U.S. currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. Gain or loss, if any, realized on the sale or other taxable disposition of such non-U.S. currency on a date subsequent to the date of receipt generally would be U.S. source ordinary income or loss. U.S. Holders and other Non-Resident Holders may be subject to a 0.38% tax on the conversion of Brazilian reais into non-Brazilian currency and vice versa (as discussed above, under “Taxation—Material Brazilian Tax Considerations—Other Brazilian Taxes”) and should not expect such tax to be a “creditable tax” for U.S. foreign tax credit limitation purposes. U.S. Holders that are subject to this tax should consult their tax advisors.

Sale or Other Taxable Disposition of Common Shares or BDRs

Subject to the discussion of the rules applicable to a PFIC below, a U.S. Holder generally will recognize capital gain or loss upon a sale or other taxable disposition of our common shares or BDRs in an amount equal to the difference between the amount realized by the U.S. Holder from such sale or other taxable disposition (without reduction for any non-U.S. taxes imposed thereon) and the U.S. Holder’s tax basis in such common shares or BDRs.

The U.S. Holder’s tax basis in the common shares or BDRs generally will be the U.S. Holder’s purchase price for the common shares or BDRs. If a U.S. Holder uses a currency other than U.S. dollars to purchase common shares or BDRs, the purchase price of the common shares or BDRs will be the U.S. dollar value of the non-U.S. currency purchase price determined by reference to the spot rate of exchange on the date of purchase. However, if the common shares or BDRs are treated as traded on an established securities market and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, such U.S. Holder will determine the U.S. dollar value of the cost of such common shares or BDRs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If an accrual basis U.S. Holder does not make this election, the U.S. Holder will determine the U.S. dollar value of the cost of such common shares or BDRs by translating the amount paid at the spot rate of exchange on the date of the purchase and generally will recognize foreign currency gain or loss (generally treated as ordinary income or loss) equal to the difference, if any, between the U.S. dollar value of the cost of such common shares or BDRs based on the spot rates of exchange in effect on the date of purchase and the settlement date.

Such gain or loss will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes and, other than in the case of foreign currency gain or loss, will generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale or other disposition. Long-term capital gains of non-corporate U.S. Holders are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below.

If the consideration a U.S. Holder receives for its common shares or BDRs is paid in a currency other than U.S. dollars, the U.S. Holder’s amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other taxable disposition. However, if the common shares or BDRs are treated as traded on an “established securities market” and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the amount realized by translating the amount received in non-U.S. currency into U.S. dollars at the spot rate of exchange on the settlement date of the sale. If an accrual basis U.S. Holder does not make this election, such U.S. Holder will determine the U.S. dollar value of the amount realized by translating the amount received in non-U.S. currency into U.S. dollars at the spot rate of exchange on the date of the sale or other taxable disposition and generally will recognize foreign currency gain or loss (generally treated as ordinary income or loss) equal to the difference, if any, between the U.S. dollar values of the amount realized based on the spot rates of exchange in effect on the date of the sale or other taxable disposition and the settlement date.

If the consideration a U.S. Holder receives for the common shares or BDRs is paid in a currency other than U.S. dollars, the U.S. Holder will have a tax basis in the non-U.S. currency received equal to the U.S. dollar value of the non-U.S. currency on the date of receipt. If the non-U.S. currency received is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss. Gain or loss, if any, realized on the sale or other taxable disposition of such non-U.S. currency on a date subsequent to the date of receipt generally will be U.S. source ordinary income or loss. U.S. Holders and other Non-Resident Holders may be subject to a 0.38% tax on the conversion of Brazilian reais into non-Brazilian currency and vice versa (as discussed above, under “Taxation—Material Brazilian Tax Considerations—Other Brazilian Taxes”) and should not expect such tax to be a “creditable tax” for U.S. foreign tax credit limitation purposes. U.S. Holders that are subject to this tax should consult their tax advisors.

PFIC Status and Significant Tax Consequences

In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our common shares or BDRs, either:

•

at least 75.0% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50.0% of the quarterly average value of the gross assets held by us during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute passive income unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules. The PFIC provisions contain a look-through rule under which we will be treated as earning directly our proportionate share of any income, and owning directly our proportionate share of any assets, of another corporation if we own at least 25% of the value of the stock of such other corporation.

Based on our current and projected methods of operations and our current estimates of, and our current projections and expectations regarding, the nature and composition of our income and the nature and valuation of our assets, we intend to take the position, to the extent we are required to do so, that we will not be a PFIC for our current taxable year and that we will not become a PFIC in the foreseeable future, although there can be no assurances in this regard. We express no belief regarding our PFIC status with respect to any U.S. Holder that acquired common shares or BDRs prior to this offering.

We believe that there is a significant amount of legal authority consisting of the Code, legislative history, IRS pronouncements and rulings supporting our position that the income from our port terminal, time charter and voyage charter operations constitutes services income (rather than rental income). However, this authority is in other contexts and there is no direct legal authority under the PFIC rules addressing whether income from port terminal, time charter or voyage charter operations is services income or rental income (or otherwise constitutes passive income), and there is also contrary authority in other contexts, including authority that treats certain types of income we earn as rental income. In addition, the applicability of the relevant legal authorities to our business and organizational structure is not entirely clear and is subject to differing interpretations. It is possible that the IRS or a court may take the position that the income from our port terminal, time charter and voyage charter operations constitutes rental income (or otherwise constitutes passive income) for purposes of the PFIC rules, and that such a position may be sustained.

In any case, the determination of whether we are a PFIC is a fact-intensive determination that includes ascertaining the fair market value of all of our assets and the character of each item of income we earn. This determination is made annually and cannot be completed until the close of a taxable year. It will depend upon the portion of our assets (including goodwill) and income that are characterized as passive under the passive foreign investment company rules. In this regard, because we will value our goodwill based on the market value of our equity for these purposes, a decrease in the price of our common shares may also result in our becoming a PFIC. The composition of our income and assets will also be affected by how, and how quickly, we use the cash generated by our business operations and any net proceeds that we receive from this offering and any future offerings or other financing transactions. In addition, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future. and that we will not become a PFIC. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition or a decline in the market value of our equity. Thus, no assurance can be given that we are not, or will not become, treated as a PFIC.

As discussed more fully below, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common shares or BDRs, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “qualified electing fund” (such election, a “QEF election”) or a “mark-to-market” election with respect to our common shares or BDRs, or makes neither election, each as discussed below.

In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common shares or BDRs, the U.S. Holder generally would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common shares or BDRs. In the event a U.S. Holder does not file IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year will generally not close before the date which is three years after the date on which such report is filed. If we were a PFIC for any taxable year in which a U.S. Holder owned our common shares or BDRs, we will generally continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our common shares or BDRs, regardless of whether we continue to meet the tests described above, unless we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Taxation of U.S. Holder Making a Timely QEF Election

If we were treated as a PFIC for any taxable year, a U.S. Holder that makes a timely QEF election must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the electing U.S. Holder’s taxable year, regardless of whether or not the electing U.S. Holder received any distributions from us in that year. The electing U.S. Holder’s adjusted tax basis in our common shares or BDRs would be increased to reflect taxed but undistributed earnings and profits. Distributions to the electing U.S. Holder of our earnings and profits that were previously taxed would result in a corresponding reduction in the electing U.S. Holder’s adjusted tax basis in our common shares or BDRs and would not be taxed again upon distribution. The electing U.S. Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An electing U.S. Holder generally would recognize capital gain or loss on the sale or other taxable disposition of our common shares or BDRs.

Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common shares or BDRs and for which the U.S. Holder did not make a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “—Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.”

A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return. However, we have not determined whether we would provide the information necessary in order to make a QEF election in the event we were to determine that we are treated as a PFIC for any taxable year. If we do not provide such information, a QEF election will not be available. A QEF election would not apply to any taxable year for which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless the IRS consents to the revocation of the election.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were treated as a PFIC for any taxable year and our common shares were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares or BDRs, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common shares or BDRs at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the common shares or BDRs. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares or BDRs over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s common shares or BDRs would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale or other disposition of our common shares or BDRs would be treated as ordinary income, and any loss recognized on the sale or other disposition of the common shares or BDRs would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would not apply to our common shares or BDRs owned by a U.S. Holder in any taxable year during which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless our common shares are no longer treated as “marketable stock” or the IRS consents to the revocation of the election. The applicable U.S. Treasury

Regulations impose certain requirements in order for stock to qualify as “marketable stock” and we cannot provide any assurance that our common shares or BDRs will so qualify. In addition, in order to be treated as “marketable stock,” our common shares would be required to meet certain trading frequency and volume requirements and there can be no assurance that such requirements would be met. Accordingly, a mark-to-market election may not be available. Even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common shares or BDRs and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under “—Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.”

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were treated as a PFIC for any taxable year, a U.S. Holder that does not make either a timely QEF election or a timely “mark-to-market” election for that year would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the non-electing U.S. Holder on our common shares or BDRs in a taxable year in excess of 125.0% of the average annual distributions received by the non-electing U.S. Holder in the three preceding taxable years, or, if such non-electing U.S. Holder’s holding period for the common shares or BDRs is shorter, such holding period), and (2) any gain realized on the sale or other disposition of our common shares or BDRs. Under these special rules:

•	the excess distribution and any gain would be allocated ratably over the non-electing U.S. Holder’s aggregate holding period for the common shares or BDRs;

•	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the non-electing U.S. Holder would be taxed as ordinary income; and

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the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If we were treated as a PFIC for any taxable year, a U.S. Holder would be treated as owning a proportionate amount of any shares that we own, directly or indirectly by application of certain attribution rules, in other PFICs (including any of our subsidiaries, if they are PFICs) and would be subject to the PFIC rules on a separate basis with respect to its indirect interests in any such PFICs. A U.S. Holder would not be eligible to make a mark-to-market election with respect to the shares of any such lower-tier PFICs. In addition, if we were treated as a PFIC for any taxable year and a non-electing U.S. Holder who is an individual dies while owning our common shares or BDRs, such holder’s successor generally would not receive a step-up in tax basis with respect to such common shares or BDRs.

Controlled Foreign Corporation Status

A non-U.S. corporation generally will be classified as a controlled foreign corporation for U.S. federal income tax purposes (a “CFC”) if U.S. persons (including, for this purpose, U.S. partnerships or other entities classified as U.S. partnerships for U.S. federal income tax purposes) that each own 10% or more of the equity (by vote or value), directly, indirectly or constructively, of such corporation (each a “10% U.S. Shareholder”) together own more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. The CFC rules provide that, for purposes of determining whether our non-U.S. subsidiaries are classified as CFCs, our U.S. subsidiary, Navios Logistics (US) Inc., is treated as the constructive owner of 100% of the equity interests of our non-U.S. subsidiaries (the so-called “downward attribution” rule). Accordingly, our non-U.S. subsidiaries are classified as CFCs. In addition, under the downward attribution rule, U.S. subsidiaries of Navios Holdings are treated as the constructive owners of the equity interests in us that are directly or indirectly owned by Navios Holdings. Accordingly, we have been classified as a CFC for the periods prior to this offering and will be classified as a CFC following this offering if more than 50% of our equity interests are owned, directly, indirectly or constructively, by Navios Holdings and/or other 10% U.S. Shareholders of our equity. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences that may result from us or our non-U.S. subsidiaries being classified as CFCs.

The U.S. federal income tax consequences for U.S. Holders (including, for this purpose, U.S. partnerships or other entities classified as U.S. partnerships for U.S. federal income tax purposes) who at all times are not 10% U.S. Shareholders would not be affected by the CFC rules. However, a U.S. Holder that is a 10% U.S. Shareholder would generally be subject to current U.S. federal income taxation on its pro rata share (based solely on its direct or indirect ownership of our equity) of our subsidiaries’ (and our, if we were a CFC) so-called “subpart F” income and “global intangible low-taxed income” (subject to applicable rules), regardless of whether such 10% U.S. Shareholder receives any actual distributions. In addition, if we were classified as a CFC, a portion of any gains realized on the sale of our common shares or BDRs by a U.S. Holder that is a 10% U.S. Shareholder may be treated as ordinary income. A U.S. Holder that is a 10% U.S. Shareholder will also be subject to additional U.S. federal income tax information reporting requirements with respect to our subsidiaries that are classified as CFCs (and with respect to us, if we were classified as a CFC) and substantial penalties may be imposed for noncompliance. Each U.S. Holder of our common shares or BDRs should consult its own tax advisor regarding the CFC rules and whether such U.S. Holder may be a 10% U.S. Shareholder for purposes of these rules.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include dividends paid with respect to our common shares or BDRs and net gain attributable to the disposition of our common shares or BDRs not held in connection with certain trades or businesses, but will be reduced by any deductions properly allocable to such income or net gain.

If we were to be treated as a PFIC for any taxable year, solely for purposes of this additional tax, a U.S. Holder who has made a QEF election will generally be required to include in net investment income the amount of dividends (including distributions of previously taxed income), rather than the amount the U.S. Holder is required to include in its gross income under eh QEF rules. Additionally, to determine the amount of any net gain attributable to the sale or other disposition of our common shares or BDRs, solely for purposes of this additional tax, a U.S. Holder who has made a QEF election will generally be required to recalculate its adjusted tax basis in its common shares or BDRs excluding QEF election basis adjustments when calculating its adjusted tax basis in its BDRs.

Alternatively, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who made a QEF election may generally make an election to cause the rules applicable to inclusions of income and gain, receipt of distributions and adjustments to tax basis with respect to a QEF to apply for purposes of this additional 3.8% tax. This election is generally required to be made for the first taxable year for which the U.S. Holder is required to include an amount in gross income under the QEF rules with respect to an interest in us and is subject to the additional tax on net investment income (or would be subject to such tax absent this election). Once made, this election is effective with respect to all interests in us held by the U.S. Holder in that year or acquired by the U.S. Holder in future taxable years. U.S. Holders should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of our common shares or BDRs.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common shares or BDRs that is not a U.S. Holder and not a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a “Non-U.S. Holder.”

Distributions on Common Shares or BDRs

Distributions that we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions from us will generally be subject to U.S. federal income tax to the extent that such distributions constitute income effectively connected with any such U.S. trade or business (and a corporate Non-U.S. Holder may also be subject to U.S. federal branch profits tax). However, distributions paid to a Non-U.S. Holder that are effectively connected with a U.S. trade or business of such Non-U.S. Holder may be exempt from taxation under an income tax treaty between the United States and such Non-U.S. Holder’s jurisdiction of tax residence if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder.

Sale or other Taxable Disposition of Common Shares or BDRs

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain resulting from the sale or other taxable disposition of our common shares or BDRs, provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the sale or other taxable disposition of the U.S. Holder’s common shares or BDRs is effectively connected with the conduct of such U.S. trade or business (and a corporate Non-U.S. Holder may also be subject to U.S. federal branch profits tax). However, any such gain may be exempt from taxation under an income tax treaty between the United States and such Non-U.S. Holder’s jurisdiction of tax residence, if the gain is not attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder. An individual Non-U.S. Holder that is not engaged in a U.S. trade or business may be subject to a flat 30% U.S. federal income tax on gain resulting from the disposition of our common shares or BDRs if such Non-U.S. Holder is present in the United States for 183 days or more during the taxable year in which those common shares or BDRs are disposed of and meets certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a U.S. Holder of distributions on, or the proceeds from a disposition of, our common shares or BDRs may be subject to information reporting requirements. Such payments also may be subject to backup withholding (currently at a rate of 24%) if the U.S. Holder fails to comply with the applicable requirements of the backup withholding rules. A U.S. Holder generally is required to certify its compliance with the backup withholding rules on IRS Form W-9. Certain U.S. Holders (such as corporations) are exempt from these rules, but may be required to certify their exempt status.

Non-U.S. Holders may be required to establish their exemption from information reporting requirements and backup withholding on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a beneficial owner may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and may obtain a refund of any amounts withheld in excess of such liability) by filing a timely U.S. federal income tax return with the IRS.

Individual U.S. Holders (and, to the extent specified in applicable Treasury Regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold “specified foreign financial assets” whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable U.S. Treasury Regulations) are required to file a report on IRS Form 8938 with information relating to such assets for each such taxable year. Specified foreign financial assets would include, among other things, our common shares or BDRs, unless such common shares or BDRs are held in an account maintained by a U.S. “financial institution” (as defined in applicable U.S. Treasury Regulations). Substantial penalties apply to any failure to timely file IRS Form 8938. Additionally, in the event an individual U.S. Holder (and, to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations.

CERTAIN ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities that are deemed to hold the assets of such plans (such plans and entities, “ERISA Plans”), and on those persons who are fiduciaries with respect to ERISA Plans. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of such ERISA Plan, or who renders investment advice to an ERISA Plan for a fee or other compensation, is generally considered to be a fiduciary of the ERISA Plan. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan, as well as those plans and other arrangements that are not subject to ERISA but are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, “Plans”) and certain persons (referred to as “parties in interest”‘ or “disqualified persons”) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

Any Plan fiduciary that proposes to cause a Plan to purchase our common shares or BDRs should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase and holding will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or the Code.

Non-U.S. plans, governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA), while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to other federal, state, local or non-U.S. laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code (“Similar Law”). Fiduciaries of any such plans should consult with their counsel before purchasing our common shares or BDRs to confirm that such purchase and holding will not constitute or result in in any violation of Similar Law.

Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code may arise if common shares or BDRs are acquired by a Plan with respect to which the issuer, the Brazilian underwriters, the international underwriters or any of their respective affiliates is a party in interest or a disqualified person. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code may be applicable, however, depending in part on the type of Plan fiduciary making the decision to acquire a common share or a BDR and the circumstances under which such decision is made. Included among these exemptions are Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code (the so-called “service provider exemption”), Prohibited Transaction Class Exemption (“PTCE”) 96-23 (relating to transaction directed by an “in-house asset manager”); PTCE 95-60 (relating to transactions involving insurance company general accounts); PTCE 91-38 (relating to investments by bank collective investment funds), PTCE 84-14 (relating to transactions effected by a “qualified professional asset manager”) and PTCE 90-1 (relating to investments by insurance company pooled separate accounts). There can be no assurance that any of these class-exemptions or any other exemption will be available with respect to any particular transaction involving our common shares or BDRs. Furthermore, Section 404 of ERISA sets forth standards of care for investment decisions made by a fiduciary of an ERISA Plan that is subject to Title I of ERISA. In deciding whether to invest in the common shares or BDRs, a fiduciary of an ERISA Plan must take the following into account, among other considerations:

•	whether the fiduciary has the authority to make the investment;

•	whether the investment is made in accordance with the written documents that govern the ERISA Plan;

•	whether the investment constitutes a direct or indirect transaction with a party in interest or disqualified person;

•	the composition of the ERISA Plan’s portfolio with respect to diversification by type of asset;

•	the ERISA Plan’s funding objectives and investment policy statement;

•	the tax effects of the investment; and

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whether, under the general fiduciary standards of investment prudence and diversification, an investment in the common shares or BDRs is appropriate for the ERISA Plan, taking into account the overall investment policy of the ERISA Plan, the composition of the ERISA Plan’s investment portfolio and all other appropriate factors.

Each purchaser of our common shares or BDRs (or any interest therein)will be deemed to have represented and agreed that (I) either: (A) the purchaser is not any of the following, and is not purchasing our common shares or BDRs on behalf of Title I of, or with the “plan assets” of any (i) employee benefit plans that are subject to Title I of the ERISA, (ii) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code, or to Similar Laws and (iii) entities the underlying assets of which are considered to include “plan assets” of such plans, accounts and arrangements or (B) the purchaser’s purchase, holding and subsequent disposition of our common shares or BDRs either (i) are not a prohibited transaction under ERISA or the Code and are otherwise permissible under all applicable Similar Laws or (ii) do not constitute a nonexempt prohibited transaction under ERISA or Section 4975 of the Code and do not violate applicable Similar Laws; and (II) the purchaser will not sell or otherwise transfer common shares or BDRs or any interest therein otherwise than to a purchaser or transferee that is deemed to make these same representations, warranties and agreements with respect to its purchase, holding and disposition of such common shares or BDRs.

If the purchaser of any common shares or BDRs is a Plan, it will be deemed to represent, warrant and agree that (i) none of the issuer, the Brazilian underwriters, the international underwriters or any of their respective affiliates has provided any investment advice on which it, or any fiduciary or other person investing the assets of the Plan (“Plan Fiduciary”), has relied in connection with its decision to invest in common shares or BDRs, and they are not otherwise acting as a fiduciary, as defined in Section 3(21) of ERISA or Section 4975(e)(3) of the Code, to the Plan or the Plan Fiduciary in connection with the Plan’s acquisition of common shares or BDRs; and (ii) the Plan Fiduciary is exercising its own independent judgment in evaluating the transaction.

The foregoing is a summary of certain considerations associated with the purchase and holding of the common shares or BDRs by Plans and is designed only to provide a general overview of the basic issues. Each Plan fiduciary (and each fiduciary for non-U.S., governmental or church plans subject to Similar Law) should consult with its legal advisor concerning the potential consequences of an investment in the common shares or BDRs to the plan under ERISA, the Code or such Similar Laws. The sale of the common shares or BDRs to a Plan is in no respect a representation by us, the Brazilian underwriters and the international underwriters that such an investment meets all relevant requirements to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

ENFORCEABILITY OF CIVIL LIABILITIES AND INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, selling shareholders and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We have obtained directors’ and officers’ liability insurance against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

Navios South American Logistics, Inc. is incorporated under the laws of the Republic of the Marshall Islands, and our subsidiaries are organized under the laws of the Republic of the Marshall Islands, Panama, Uruguay, Argentina, Paraguay, Brazil and the British Virgin Islands, and we conduct operations in countries around the world. Furthermore, most of our directors and officers, selling shareholders and experts reside outside the United States, and most of their assets are located outside the United States. As a result, you may find it difficult to effect service of process within the United States upon these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action in a Brazilian court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Although you may bring an original or derivative action against us or our affiliates in the courts of the Republic of the Marshall Islands, and the courts of the Republic of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Republic of the Marshall Islands law, it may impracticable for you to do so. For example, the following requirements must be met for the recognition and enforceability of a foreign judgment by courts outside the United States:

Argentina

A final and conclusive foreign judgment would be recognized and enforced by the courts in Argentina without any retrial or re-examination of the merits of the original action provided that the requirements of Articles 517 through 519 of the Argentine National Code of Civil and Commercial Procedures (if enforcement is sought before federal courts) are met. These requirements include: (1) the judgment, which must be final in the jurisdiction where rendered, must have been issued by a court competent pursuant to Argentine principles regarding international jurisdiction and must have resulted from a personal action, or an in rem action with respect to personal property if such property was transferred to Argentine territory during or after the prosecution of the foreign action; (2) the defendant against whom enforcement of the judgment is sought must have been personally served with the summons and, in accordance with due process of law, must have been given an opportunity to defend against such foreign action; (3) the judgment must be valid in the jurisdiction where rendered and its authenticity must be established in accordance with the requirements of Argentine law; (4) the judgment must not violate the principles of public policy of Argentine law; and (5) the judgment must not be contrary to a prior or simultaneous judgment of an Argentine court. There might be other requirements set forth by laws that replace or complement the National Code of Civil and Commercial Procedures in the future. If the enforcement is sought before provincial courts, other requirements may apply through application of the corresponding provincial codes of procedures.

In addition, Article 2609 of the Argentine Civil and Commercial Code, sets forth the exclusive jurisdiction of Argentine courts on disputes related to: (1) rights in rem over real estate located in Argentina; (2) validity or nullity of registrations performed before an Argentine public registry; and (3) registration and validity of intellectual property rights.

We have been advised that there is doubt as to the enforceability in Argentina, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

Moreover, court costs, including (without limitation) filings fees and deposits to secure judgments, and the payment of stamp taxes may be required by the competent authorities in Argentina in case a foreign judgment has effects in Argentina, upon, for instance, re-litigation, enforcement or registration of such judgment in Argentina.

Brazil

Judgments of Brazilian courts enforcing obligations would be payable only in Brazilian currency. If proceedings were brought in the courts of Brazil seeking to enforce the obligations, we would not be required to discharge our obligations in a currency other than Brazilian currency. Any judgment obtained against us in Brazilian courts in respect of any payment obligations would be expressed in Brazilian currency. We cannot assure you that this amount in Brazilian currency will afford you full compensation of the amount sought in any such litigation.

Certain requirements must be met for the recognition and enforceability of foreign judgments in Brazil. Subject to the following, a final and conclusive judgment for civil liabilities rendered by any court in the United States or elsewhere would be recognized in the courts of Brazil (to the extent that Brazilian courts have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça), such ratification being subject to:

•	the judgment fulfilling all formalities required for its enforceability under the laws of the jurisdiction where the judgment was rendered;

•	the judgment contemplating an order to pay a determined sum of money;

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the judgment being issued by a competent court after proper service of process of the parties, which service must comply with Brazilian law if made within Brazil, or after sufficient evidence of the parties’ absence has been given, pursuant to applicable law;

•	the judgment being not subject to appeal (the decision is final; there is res judicata);

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the judgment being legalized by the Brazilian consular office in the country where the foreign judgment is issued, unless such judgment is apostilled by a competent authority of the country in which the decision was issued, according to the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents of 5 October 1961, and is accompanied by a sworn translation into Portuguese;

•	the judgment being translated into Portuguese by a certified translator;

•	the judgment not being contrary to Brazilian public order, Brazilian sovereignty or Brazilian public policy and good morals and principles;

•	the judgment does not violate the exclusive jurisdiction of Brazilian courts; and

•	such judgment does not conflict with a previous final and binding judgment on the same matter and involving the same parties issued in Brazil (res judicata).

Notwithstanding the foregoing, no assurance can be given that such ratification would be obtained, that the process described above would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the U.S. securities laws. In addition:

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civil actions may be brought before Brazilian courts based on the federal securities laws of the United States and that, subject to applicable law, Brazilian courts may enforce such liabilities in such actions against us (provided that provisions of the federal securities laws of the United States do not contravene Brazilian public order, Brazilian sovereignty or Brazilian good practices and provided further that Brazilian courts can assert jurisdiction over the particular action); and

•	the ability of a creditor to satisfy a judgment by attaching certain assets of the defendant is limited by provisions of Brazilian law.

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must grant a pledge to guarantee the payment of the defendant’s legal fees and court expenses related to court procedures. This pledge must be in an amount sufficient to satisfy the payment of court fees and defendant’s attorneys’ fees, as determined by the Brazilian judge. This requirement will not apply (1) when an exemption is provided by an international agreement or treaty that Brazil is a signatory to; (2) in the case of claims for collection relating to an instrument which may be enforced in Brazilian courts without a review on the merits (título executivo extrajudicial); (3) in the case of enforcement of foreign judgments that have been duly recognized by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça); or (4) counterclaims as established according to Article 83 of the Brazilian Code of Civil Procedure. Notwithstanding the foregoing, we cannot assure you that recognition of any judgment will be obtained, that the process described above can be conducted in a timely manner or that Brazilian courts will enforce a judgment for violation of the federal securities laws of the United States with respect to our shares in the form of BDRs.

Republic of the Marshall Islands

A judgment obtained in a foreign jurisdiction would be recognized unless (1) the judgment was rendered under a system which does not provide impartial tribunals or procedures compatible with the requirements of due process of law; (2) the foreign court did not have personal jurisdiction over the defendant; (3) the foreign court did not have jurisdiction over the subject matter; or (4) the foreign country does not recognize or enforce judgments of any other foreign nation. In addition, a foreign judgment need not be recognized if (1) the defendant in the proceedings in the foreign court did not receive notice of the proceedings in sufficient time to enable him to defend; (2) the judgment was obtained by fraud; (3) the cause of action on which the judgment is based is repugnant to the public policy of the Republic of the Marshall Islands; (4) the judgment conflicts with another final and conclusive judgment; (5) the proceeding in the foreign court was contrary to an agreement between the parties under which the dispute in question was to be settled otherwise than by proceedings in the court; or (6) in the case of jurisdiction based only on personal service, the foreign court was a seriously inconvenient forum for the trial of the action. If none of the above grounds exist then the Republic of the Marshall Islands High Court will enforce a foreign judgment without a retrial on the merits. Further, the Republic of the Marshall Islands is a signatory to the New York Convention on Enforcement of Foreign Arbitral Awards.

Panama

Foreign judgments would be recognized and enforced in Panama by the Supreme Court, provided that the requirements of Article 1419 of the Judicial Code of the Republic of Panama are met. Article 1419 establishes that judgments issued by foreign courts as well as foreign arbitral awards will be effective in accordance with the respective agreements or treaties. If there are no special treaties with the country in which the judgment has been issued, the judgment can be executed in Panama, unless there is proof that the country does not recognize judgments issued by Panamanian courts. If the judgment comes from a country in which awards or judgments issued by Panamanian courts are not recognized, then the judgment will not be recognized in Panama. Without prejudice to what is established in special treaties, no foreign judgment will be executed in Panama unless it complies with the following requisites: (1) that the judgment be issued as a consequence of a personal action, provided what it is specially stipulated by the law in testamentary successions in foreign countries; (2) that the judgment has not been issued in contumacy, contempt of court or default, it being understood, that the lawsuit has not been personally served or notified to the defendant, being said personal service of process ordered by the competent court, unless the defendant in contumacy requests its execution; (3) that the obligation contained in the judgment be licit in Panama; and (4) that the copy of the judgment be authentic. Judgment means the decision granting the claim.

Paraguay

Foreign judgments have force in Paraguay provided that: (1) the judgment was obtained in an action in personam; (2) the defendant must have been personally served with the summons and given an opportunity to defend against foreign action; (3) the obligation on which the action was based is valid in accordance with Paraguay’s law; (4) the decision is final; (5) proper certification and legalization is complied with in accordance with Paraguay law; (6) the judgment has not been pronounced by default of condemned party; (7) the judgment does not violate Paraguayan law principles of public policy; and (8) the judgment is not contrary to a prior or simultaneous judgment by a Paraguayan court.

Uruguay

The enforcement of foreign judgments, including judgments of a court in the United States, will be recognized and enforced in Uruguay without review of its merits provided the following requirements are met:

•

the foreign judgment shall meet the formal requirements necessary for it to be considered authentic in the jurisdiction where it was rendered (i.e. notarization, legalization and/or apostille as the case may be);

•

the foreign judgment and any relevant documents should be duly legalized or apostilled in the country where the decision was issued and translated into Spanish (if necessary) by a duly authorized Uruguayan translator;

•

the judgment shall have been rendered by a court with international jurisdiction to hear the matter pursuant to its own law and the matter should not be one in which Uruguayan Courts enjoy exclusive jurisdiction;

•	the defendant must have been properly served notice of the proceeding and granted a reasonable opportunity to defend and present its case;

•

the judgment must be final (“res judicata”) in the country where it was issued and must have complied with all formalities required for the enforceability under the laws of the country where it was issued; and

•	the decision shall not violate Uruguayan international public policy principles (orden público internacional).

For the purposes of enforcement and collection in Uruguay, the request for recognition (“exequatur”) will be first filed before the Supreme Court of Justice in Uruguay, which will verify compliance with the aforementioned requirements. Notice will be served on the defendant, who will have 20 days to file its objection to the application for recognition. The Supreme Court’s decision is final and cannot be challenged later.

If enforcement is granted, the file will be sent to the competent lower court to carry out proceedings for enforcement and collection. Upon completion of the exequatur proceeding as described above, it will be possible to enforce the judgment, without the need to appoint any agent for service of process.

UNDERWRITING

This global offering consists of an international offering of our common shares, offered directly or represented by BDRs, in the United States and elsewhere outside of Brazil, and a concurrent public offering of BDRs in Brazil.

BofA Securities, Inc. is acting as Global Coordination and Joint Bookrunners, and Goldman Advisors LLC,                and                are acting as                and, collectively, are acting as representatives of each of the international underwriters named below. Subject to the terms and conditions set forth in an underwriting and agency agreement among us, the selling shareholders and the international underwriters, we and the selling shareholders have agreed to sell to the international underwriters, and each of the international underwriters has agreed, severally and not jointly, to purchase from us and the selling shareholders, the number of common shares set forth opposite its name below.

International Underwriters	Common Shares
BofA Securities, Inc.
S. Goldman Advisors LLC

Total

Subject to the terms and conditions set forth in the underwriting and agency agreement, the international underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting and agency agreement if any of these shares are purchased. If an international underwriter defaults, the underwriting and agency agreement provides that the purchase commitments of the nondefaulting international underwriters may be increased or the underwriting and agency agreement may be terminated. All sales of common shares in the United States and other countries outside of Brazil will be made through the international underwriters.

We have entered into a Brazilian underwriting agreement with a syndicate of Brazilian underwriters providing for the concurrent offering in Brazil of common shares in the form of BDRs. Pursuant to the terms of the Brazilian underwriting agreement, dated                      , 2021, between us, Bank of America Merrill Lynch Banco Múltiplo S.A.,                and                and B3, as intervening party, we and the selling shareholders and the Brazilian underwriters, each of the Brazilian underwriters has agreed, severally and not jointly, to place the number of common shares, in the form of BDRs, set forth opposite their names below. Bank of America Merrill Lynch Banco Múltiplo S.A.’s address is Av. Brigadeiro Faria Lima, 3400, São Paulo, SP, Brazil and                address is                .

Brazilian Underwriters	BDRs
Bank of America Merrill Lynch Banco Múltiplo S.A.

Total

The Brazilian underwriting agreement also provides that, if any of our BDRs are subscribed for but not purchased by investors, the Brazilian underwriters are obligated , severally and not jointly, to purchase them on a firm commitment basis on or about                     , 2021, in proportion to their respective commitment as per the table above, subject to certain conditions and exceptions.

The international underwriters will act as placement agents for the Brazilian underwriters, and will facilitate the placement of our BDRs to investors located outside Brazil that will invest in our BDRs in Brazil through the investment mechanisms regulated by the CMN, the CVM and the Central Bank of Brazil. None of the Brazilian underwriters are registered as a broker-dealer under the Exchange Act and will not engage in any offers, sales or placement of securities within the United States or to U.S. persons. All sales of BDRs in Brazil and other countries will be made through the Brazilian underwriters. Our BDRs purchased by investors outside Brazil will be delivered in Brazil and paid for in reais, and the offering of such BDRs is being underwritten by the Brazilian underwriters named below. The BDRs may be offered outside of Brazil only to investors registered with the CVM and acting through custody accounts managed by local agents pursuant to CVM Instruction No. 560, dated March 27, 2015, and Resolution No. 4,373, dated September 29, 2014, of the Brazilian National Monetary Council, as amended or with Law No. 4,131, dated September 3, 1962, as amended. See “Market Information—Regulation of Foreign Investments in Brazil.”

The underwriters are offering the common shares and the BDRs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common shares and the BDRs, and other conditions contained in the underwriting and agency agreement and the Brazilian underwriting agreement, such as the absence of any material adverse change in our business and the delivery of certain certificates, opinions and letters from us and our and their legal counsel in the Republic of the Marshall Islands, Brazil and in the United States, as well as certain letters from other parties. The international and the Brazilian offerings are conditioned on the closing of each other.

Pursuant to the underwriting and agency agreement and the Brazilian underwriting agreement, we have agreed to indemnify the Brazilian underwriters, the international underwriters and each of their respective partners, members, affiliates, directors, officers, employees and any person who controls the Brazilian underwriters and the international underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the Brazilian underwriters, the international underwriters and each of their respective partners, members, affiliates, directors, officers, employees and any person who controls the Brazilian underwriters and the international underwriters may be required to make in respect thereof.

Commissions and Discounts

The representatives have advised us and the selling shareholders that the international underwriters and the Brazilian underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus. After the initial offering and the BDRs, the offering price and the other selling terms may change.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Per BDR(1)	Without Option	With Option
Public offering price	$		$	$
Underwriting discount and commissions	$		$	$
Proceeds, before expenses, to Navios South American Logistics	$		$	$
Proceeds, before expenses, to the selling shareholders	$		$	$

(1)	Based on the , 2021 exchange rate of R$ to $1.00 published by the Brazilian Central Bank.

The expenses of the offering, not including the underwriting discount, are estimated at $                . We will pay the total amount of the offering expenses and the discounts and commissions with respect to the common shares and BDRs offered by us. The selling shareholders will pay the discounts and commissions with respect to the common shares and BDRs offered by them.

Option to Purchase Additional Common Shares

We have granted the underwriters an option to purchase up to additional                common shares from us, at the public offering price less the underwriting discount, minus the number of common shares in the form of BDRs sold by us pursuant to the Brazilian underwriters’ over-allotment option to cover over-allotments, if any. The Brazilian underwriters may also purchase up to                additional common shares in the form of BDRs from us to cover over-allotments if any.

If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting and agency agreement and the Brazilian underwriting agreement, to purchase a number of additional shares or BDRs proportionate to that underwriter’s initial amount reflected in the above tables.

Listing

We intend to apply to list our common shares on Nasdaq. We intend to apply to list and trade our BDRs in the B3, under the symbol                .

Prior to the offering, there has been no public market for our common shares or BDRs. The initial public offering price range was negotiated among us, the Brazilian underwriters and the international underwriters. Among the factors considered in determining the initial public offering price of our common shares and BDRs, in addition to prevailing market conditions, are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the international offering, the international underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the international underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the international underwriters’ option to purchase additional shares described above. The international underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the international underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The international underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common shares made by the international underwriters in the open market prior to the completion of the international offering.

The international underwriters may also impose a penalty bid. This occurs when a particular international underwriter repays to the international underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the international underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The international underwriters may conduct these transactions on the Nasdaq                 , in the over-the-counter market or otherwise.

In connection with the Brazilian offering,             , acting through             , on behalf of the Brazilian underwriters, may, after giving notice to the other Brazilian underwriters, engage in transactions that stabilize, maintain or otherwise affect the price of the BDRs. In addition, it may bid for, and purchase, BDRs in the open market to cover syndicate short positions or stabilize the price of the BDRs. These stabilizing transactions may have the effect of raising or maintaining the market price of our class A common shares, whether or not in the form of BDRs, or preventing or retarding a decline in the market price of our common shares. As a result, the price of common shares may be higher than the price that might otherwise exist in the absence of these transactions. These transactions, if commenced, may be discontinued at any time. Reports on stabilization activity are required to be furnished to the CVM. Stabilization activities may be carried out for up to 30 days from the day after the date of this prospectus. A stabilization activities agreement, in a form approved by the CVM, has been executed simultaneously with the execution of the Brazilian underwriting agreement.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Lock-up Agreements

We, our directors and executive officers and certain of our shareholders have agreed, subject to certain exceptions, for a period of 180 days after the date of the publication in Brazil of the announcement of the commencement of the offering, not to (i) issue, offer, sell, contract to sell, pledge, loan, grant any option to purchase or sell, make any short sale or otherwise dispose of or grant any rights or file or cause to be filed a registration statement pursuant to the Securities Act or Brazilian laws, directly or indirectly, in all cases with respect to any of our common shares, including in the form of BDRs, options or warrants to purchase any of our common shares, including in the form of BDRs,, or any securities convertible into or exchangeable for, or that represent the right to receive, our common shares, including in the form of BDRs; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common shares, including in the form of BDRs, or any securities convertible into or exercisable or exchangeable for our common shares, including in the form of BDRs,, or warrants or other rights to purchase our common shares, including in the form of BDRs,; or (iii) publicly announce an intention to effect any transaction described above, in each case without first obtaining the written consent of                . For purposes of this agreement, we consider the actions described above “transfers.”

Under this agreement, transfers of these securities shall not be restricted by the rules above and could be made under the following circumstances:

•	pursuant to bona fide gifts;

•	pursuant to dispositions to any trust for the direct or indirect benefit of the transferor and/or the immediate family of the transferor;

•	transfers to any affiliates of the transferor (as such term is defined in Rule 405 under the Securities Act); or

•	with the prior consent of the Brazilian underwriters and the international underwriters.

In any of the cases above, it will be a condition of the transfer that the transferee agrees, in writing, that it is receiving and holding the transferred securities subject to the provisions of the lock-up agreement and that the transferee will not transfer the securities except in accordance with the lock-up agreement for the remainder of its term. Navios Corporation, a wholly-owned subsidiary of Navios Holdings, has pledged all of its common shares in us for the benefit of holders of certain indebtedness incurred by Navios Holdings, which pledge will be released as to the common shares (including the common shares represented by BDRs) sold by Navios Corporation in this offering, and such pledged shares are not restricted by the lock-up agreements.

We cannot assure you that                  will not waive these lock up obligations, in which case these common shares and BDRs would become eligible for sale earlier. We cannot predict the effect, if any, that these or any other future sales of our common shares and BDRs will have on the market price of our common shares and BDRs prevailing from time to time or on our ability to raise capital in the future. Sales of substantial amounts of our BDRs or common shares in the public market, or the perception that these sales could occur, could adversely affect the prevailing market price of our common shares or BDRs and our and your ability to sell common shares and BDRs in the future at a time and at a price that we or you deem appropriate. For further information, see “Risk Factors— Risks Relating to the Offering, Our Common Shares and Our BDRs—The sale, or the perception of potential sales, or dispositions for any reason, of a substantial number of our , including by our controlling shareholders following the offering could adversely affect the market price for our common shares and BDRs in the secondary market. Further, such sales, to the extent they are executed by a shareholder, will not raise capital for us.”

Relationships with the International Underwriters and the Brazilian Underwriters

The Brazilian underwriters, the international underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities sales and trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, financing and brokerage activities, as well as other financial and non-financial activities and services. In addition to the commercial relationships with us arising in connection with this offering, the Brazilian underwriters, the international underwriters and their affiliates may maintain commercial relationships with us and our affiliates, have provided and may in the future provide investment and commercial banking, financial advisory and other banking or financial services to us and our affiliates, including credit lines and surety transactions in the ordinary course of their business, for which they have received or may receive, as the case may be, customary compensation. In addition, certain of the Brazilian underwriters, international underwriters or their affiliates may effect transactions for their own accounts or the accounts of customers and hold, on behalf of themselves or their customers, long or short positions in our debt or equity securities, and may do so in the future. As a result of these transactions, these parties may have interests that may not be aligned, or could possibly conflict, with our interests and those of our investors.

In the ordinary course of their various business activities, the Brazilian underwriters, the international underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities), currencies and other financial instruments for their own account and for the accounts of their customers, and these investments and trading activities may involve or relate to assets or instruments we issue, including our BDRs and our common shares (directly, as a collateral securing other obligations or otherwise). Certain of the Brazilian underwriters, international underwriters or their respective affiliates that have a lending relationship with us or our affiliates routinely hedge their credit exposure to us or our affiliates consistent with their customary risk management policies. Typically, the Brazilian underwriters, international underwriters and their affiliates would hedge this exposure by entering into transactions, comprising either the purchase of derivative instruments or the creation of short positions in our securities, including potentially the BDRs offered hereby. Any such derivative instruments or short positions could adversely affect future trading prices of our BDRs.

The Brazilian underwriters, international underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of assets, securities or financial instruments and may hold, or recommend to customers that they acquire, long or short positions in our BDRs.

Except for the remuneration to be paid in connection with this offering, there is no other remuneration to be paid by us to the Brazilian underwriters, the international underwriters or their affiliates in connection with this offering.

Selling Restrictions

This prospectus does not constitute an offer to sell or a solicitation of an offer to purchase securities in any jurisdiction where such offer or solicitation would be unlawful. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering of the BDRs, the distribution of this prospectus and resale of the BDRs.

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no common shares or BDRs have been offered or will be offered pursuant to the Global Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the common shares or BDRs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of common shares or BDRs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of agents for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of common shares or BDRs shall require us, the selling shareholder or any international undersriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any common shares or BDRs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us, the selling shareholders and the international underwriter that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any common shares or BDRs being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the common shares or BDRs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the international underwriter has been obtained to each such proposed offer or resale.

We, the selling shareholders, the agents and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any common shares or BDRs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

References to the Prospectus Regulation includes, in relation to the UK, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in France

This prospectus has not been prepared in the context of a public offering of financial securities (“offer au public de titres financiers”) in France within the meaning of Article L.411-1 of the Code monétaire et financier and Articles 211-1 et seq. of the General Regulation of the autorité des marchés financiers, and has therefore not been, and will not be, submitted to the autorité des marchés financiers for clearance procedure.

Neither this prospectus, any other material relating to the common shares or BDRs nor any information contained herein may be distributed or caused to be distributed to any other person or entity or used in connection with any offer, solicitation or advertising for subscription or sale of the common shares or BDRs to the public in France. The common shares or BDRs may only be offered, sold, distributed, transferred or resold and the prospectus, or any supplement or replacement or any material relating to the common shares or BDRs, may be distributed or caused to be distributed, in France, only to (1) persons licensed to provide the investment service of portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour le compte de tiers) or (2) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2, D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the Code monétaire et financier and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the autorité des marchés financiers, investors in France are informed that the BDRs may only be sold, directly or indirectly, to the public in France in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the Code monétaire et financier.

Notice to Prospective Investors in Germany

The common shares and BDRs have not been and will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz), or WpPG, of June 22, 2005 or any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. This prospectus may not be distributed, and the common shares or BDRs may not be offered or sold, in the Federal Republic of Germany other than to persons who are qualified investors as defined in Section 2 no. 6 of the WpPG, or to fewer than 150 non-qualified investors. Nothing in this document should be construed as investment advice to persons other than the permitted recipients or as otherwise constituting a public offering within the meaning of the WpPG or any other laws applicable in the Federal Republic of Germany.

Notice to Prospective Investors in Ireland

The common shares or BDRs will not be placed in or involving Ireland otherwise than in conformity with (i) the provisions of the Irish European Communities (Markets in Financial Instruments) Regulations 2007 (Nos. 1 to 3) (as amended), including without limitation, Regulations 7 and 152 thereof or any codes of conduct used in connection therewith, (ii) the provisions of the Irish Central Bank Acts 1942 –2011 (as amended) and any codes of conduct rules made under Section 117(1) thereof, and (iii) the provisions of the Irish Market Abuse (Directive 2003/6/EC) Regulations 2005 and any rules issued by the Irish Financial Services Regulatory Authority pursuant thereto.

Notice to Prospective Investors in Italy

The offering of the common shares or BDRs has not been registered pursuant to Italian securities legislation and, accordingly, no BDRs may be offered or sold in the Republic of Italy in a solicitation to the public, and sales of the common shares or BDRs in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations.

No offer, sale or delivery of the common shares or BDRs or distribution of copies of any document relating to the BDRs will be made in the Republic of Italy except: (a) to “Professional Investors,” as defined in Article 31.2 of Regulation No. 11522 of 1 July 1998 of the Commissione Nazionale per la Società e la Borsa, or the CONSOB, as amended, or CONSOB Regulation No. 11522, pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended, or the Italian Financial Act; or (b) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under the Italian Financial Act or Regulation No. 11971 of 14 May 1999, as amended.

Any offer, sale or delivery of the common shares or BDRs or any document relating to the BDRs in the Republic of Italy must be: (i) made by investment firms, banks or financial intermediaries permitted to conduct those activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993 as amended, the Italian Financial Act, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and (ii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the common shares or BDRs in the Republic of Italy, Article 100-bis of the Italian Financial Act may require compliance with the law relating to public offers of securities. Furthermore, where the common shares or BDRs are sold solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months following the placing, purchasers of common shares or BDRs who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare the purchase void and to claim damages from any authorized person at whose premises the common shares or BDRs were purchased, unless an exemption provided for under the Italian Financial Act applies.

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the common shares or BDRs described herein. The common shares or BDRs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or BDRs constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the common shares or BDRs may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor we nor the common shares or BDRs have been or will be filed with or approved by any Swiss regulatory authority. The common shares and the BDRs are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the common shares or BDRs will not benefit from protection or supervision by such authority.

Notice to Prospective Investors in Canada

Our common shares and BDRs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our common stock or BDRs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105),

neither the Brazilian underwriters nor the international underwriters are required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Brazil

This prospectus is not addressed to Brazilian residents and it should not be forwarded or distributed to, nor read or consulted by, acted on or relied upon by Brazilian residents. Any investment to which this prospectus relates is available only to non-Brazilian residents and will be engaged in only with non-Brazilian residents. If you are a Brazilian resident and received this prospectus, please destroy it and any copies thereof.

Notice to Prospective Investors in Uruguay

The common shares and BDRs are not being publicly marketed or offered in Uruguay and will not be distributed or caused to be distributed to the general public in Uruguay. Uruguayan securities laws and regulations regarding public offerings will not be applicable to the offering of the common shares and BDRs. The common shares and BDRs and Navios South American Logistics Inc. have not been and will not be registered or otherwise approved by the Financial Services Superintendence of the Central Bank of Uruguay nor have they been registered or otherwise approved under the Uruguayan Securities Law (Ley del Mercado de Valores). The common shares and BDRs cannot be offered or sold in Uruguayan territory except as a private offering under Uruguayan regulations and in compliance with Uruguayan regulations regarding private offerings.

Notice to Prospective Investors in Argentina

The common shares and BDRs have not been registered with the Comisión Nacional de Valores and may not be offered publicly in Argentina. The common shares and BDRs may not be publicly distributed in Argentina. Neither we, the Brazilian underwriters nor the international underwriters will solicit the public in Argentina in connection with the offering. Argentine holders are encouraged to consult a tax advisor as to the particular Argentine tax consequences derived from the holding of, and any transactions relating to, the common shares and the BDRs.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common shares or BDRs may only be made to persons, or “Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common shares or BDRs without disclosure to investors under Chapter 6D of the Corporations Act.

The common shares or BDRs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring common shares or BDRs must observe the Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Japan

The common shares and the BDRs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in China

The common shares and BDRs may not be offered or sold directly or indirectly to the public in the People’s Republic of China, or China, and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission, nor any offering material or information contained herein relating to the common shares or BDRs may be supplied to the public in China or used in connection with any offer for the subscription or sale of BDRs to the public in China. The common shares or BDRs may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. These China-related investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document, any common shares or BDRs other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the common shares or BDRs which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common shares or BDRs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore, or the MAS, under the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act. Accordingly, the common shares or BDRs may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale or invitation for subscription or purchase of the BDRs be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person pursuant to Section 275(1) of the Securities and Futures Act, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each of the following relevant persons specified in Section 275 of the Securities and Futures Act which has subscribed or purchased common shares or BDRs, namely a person who is: (1) a corporation (which is not an accredited investor (as defined in Section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, should note that shares, debentures, BDRs and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the common shares or BDRs under Section 275 of the Securities and Futures Act except:

•

to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person defined in Section 275(2) of the Securities and Futures Act, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

•	where no consideration is or will be given for the transfer;

•	by operation of law; and

•	as specified in Section 276(7) of the Securities and Futures Act.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with the global offering, other than underwriting discounts and commissions will be as follows:

Expenses	Amount
SEC registration fee	$
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous costs

Total	$

All amounts in the table are estimates except the SEC registration fee and the FINRA filing fee. We will pay all of the expenses of this offering listed above.

The total underwriting discounts and commissions that we are required to pay will be approximately $                 million, or     % of the gross proceeds of the global offering.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York with respect to U.S. federal and New York law. Certain legal matters governed by the law of the Republic of the Marshall Islands will be passed upon for us by Reeder & Simpson, P.C., Majuro, Marshall Islands. Certain legal matters governed by the law of Brazil will be passed upon for us by Demarest Advogados. Certain legal matters in connection with the offering will be passed upon for the Brazilian underwriters and the international underwriters by Milbank LLP, New York, New York with respect to U.S. federal and New York law and Pinheiro Neto Advogados with respect to the law of Brazil.

EXPERTS

The consolidated financial statements as of December 31, 2019, 2018, and 2017 and as of January 1, 2017 and for each of the three years in the period ended December 31, 2019 included in this prospectus have been so included in reliance on the report of Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we are required to file or furnish reports and other information with the SEC, including annual reports on Form 20-F and current reports on Form 6-K. The SEC maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal and selling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Navios South American Logistics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Navios South American Logistics Inc. and its subsidiaries (the “Company”) as of December 31, 2019, 2018 and 2017 and January 1, 2017, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018 and 2017 and January 1, 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICE WATERHOUSE & Co. S.R.L.

By:	/s/ Eduardo Alfredo Loiácono (Partner)
Eduardo Alfredo Loiácono

Buenos Aires, Argentina January 19, 2021.

We have served as the Company’s auditor since 2009.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of U.S. dollars—except share data)

ASSETS
Non-current assets	Notes	December 31, 2019	December 31, 2018	December 31, 2017	January 1, 2017
Tangible assets	11	543,868	570,832	545,625	397,711
Assets under construction	11	4,504	—	36,849	136,891
Intangible assets	12	158,607	161,380	164,104	167,647
Right-of-use assets	20	8,054	8,621	8,953	42,065
Net investment in the lease	20	375	428	500	—
Deferred tax assets	9	785	1,318	1,589	1,848
Intercompany receivable loan from parent (related party), net	21	68,966	—	—	—
Other assets	13	10,391	3,644	769	1,898

Total non-current assets		795,550	746,223	758,389	748,060

Current Assets
Inventories		6,829	4,575	8,257	7,815
Trade receivables	14	30,703	27,872	25,148	32,643
Contract assets	5	67	502	578	270
Prepayments and other assets	16	5,518	17,512	6,183	12,692
Cash and cash equivalents	15	45,605	76,472	79,888	65,182
Financial assets at amortized cost (related party)	21	3,349	—	—	—
Net Investment in the lease	20	96	174	318	—

Total current assets		92,167	127,107	120,372	118,602

Total Assets		887,717	873,330	878,761	866,662

EQUITY and LIABILITIES
Equity
Issued capital	17	20	20	20	20
Share premium		233,441	233,441	233,441	303,441
Retained earnings		82,543	52,389	43,979	40,745

Total equity		316,004	285,850	277,440	344,206

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	18	502,714	515,608	522,781	421,597
Lease liabilities	20	7,251	7,671	7,839	23,323
Provisions	23	416	508	2,804	2,714
Deferred tax liabilities	9	8,275	8,487	9,108	13,041
Income tax payable		109	205	466	435
Other non-current liabilities		309	286	421	544

Total non-current liabilities		519,074	532,765	543,419	461,654

Current liabilities
Trade and other payables	19	36,362	36,745	43,964	47,406
Contract liabilities	5	2,762	2,083	2,664	2,982
Interest-bearing loans and borrowings	18	12,215	14,579	9,965	6,351
Lease liabilities	20	1,300	1,308	1,309	4,063

Total current liabilities		52,639	54,715	57,902	60,802

Total liabilities		571,713	587,480	601,321	522,456

Total equity and liabilities		887,717	873,330	878,761	866,662

The accompanying notes on pages F-10 to F-74 are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENT OF INCOME

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenue	5	227,209	206,290	209,668
Cost of sales	6	(137,124)	(147,609)	(160,408)

Gross profit		90,085	58,681	49,260

Administrative expenses	7	(17,752)	(15,776)	(17,081)
Other operating income	10	2,562	12,040	3,862
Other operating expenses	10	(6,683)	(6,421)	(6,070)
Allowance for expected credit losses on financial assets	14	(341)	(76)	(569)

Operating profit		67,871	48,448	29,402

Finance income	8	4,579	517	238
Finance costs	8	(41,185)	(40,337)	(29,062)
Foreign exchange differences	8	(1,596)	(1,355)	(726)
Other income		1,084	—	—

Profit/(Loss) before tax		30,753	7,273	(148)

Income tax (expense)/income	9	(599)	1,137	3,382

Profit for the year		30,154	8,410	3,234

The accompanying notes on pages F-10 to F-74 are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars—except share data)

	Issued capital	Share premium	Retained earnings	Total Equity
Balance as at January 1, 2017	20	303,441	40,745	344,206
Profit for the period	—	—	3,234	3,234
Dividends	—	(70,000)	—	(70,000)

Balance as at December 31, 2017	20	233,441	43,979	277,440

Profit for the period	—	—	8,410	8,410

Balance as at December 31, 2018	20	233,441	52,389	285,850

Profit for the period	—	—	30,154	30,154

Balance as at December 31, 2019	20	233,441	82,543	316,004

The accompanying notes on pages F-10 to F-74 are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Operating activities
Profit/(loss) before tax		30,753	7,273	(148)
Adjustments to reconcile profit/(loss) before tax to net cash flows:
Impairment losses	11	2,569	—	—
Depreciation of tangible assets	11	31,774	33,903	29,953
Amortization and impairment of intangible assets	12	2,773	2,724	3,543
Gain on disposal of tangible assets		—	(28)	(1,064)
Amortization of right-of-use assets	20	792	803	1,861
Mark-to-market debt security investment		(908)	—	—
Gain on debt security investment disposal		(176)	—	—
Movements in provisions	14,23	249	(2,220)	659
Finance income	8	(4,579)	(517)	(238)
Finance costs	8	41,185	40,337	29,062
(Increase)/Decrease in other non-current assets		(6,747)	(2,876)	1,166
Increase/(Decrease) in other non-current liabilities		23	(135)	(159)
Working capital adjustments:
(Increase)/Decrease in trade receivables		(2,723)	(2,724)	6,660
Decrease in restricted cash		—	—	2,900
(Increase)/Decrease in inventories		(2,254)	3,682	(442)
Increase/(Decrease) in trade and other payables and contract liabilities		174	(7,607)	(6,648)
Decrease/(Increase) in prepayments and other assets		13,193	(11,329)	3,609
Interest received		1,052	517	238
Interest paid		(38,919)	(37,793)	(26,717)
Income tax paid		(96)	(261)	31
Net cash flows from operating activities		68,135	23,749	44,266

Investing activities
Acquisition of tangible assets	11	(8,577)	(9,256)	(13,619)
Acquisition of assets under construction	11	(4,504)	(12,572)	(36,589)
Loan to parent Company, net of deferred interest income (related party)	21	(68,795)	—	—
Investments in debt securities (related party)	21	(17,642)	—	—
Disposal of debt securities (related party)	21	18,726	—	—
Proceeds from net investment in the lease		150	233	200
Net cash flows used in investing activities		(80,642)	(21,595)	(50,008)

Financing activities
Payment of principal portion of lease liabilities	20	(653)	(642)	(13,082)
Proceeds from Term Loan B Facility, net of deferred finance costs and discount	18	—	—	95,487
Proceeds from notes payable	18	—	—	709
Proceeds from long term debt, net of deferred finance costs	18	—	6,919	13,893
Repayment of long-term debt and payment of principal	18	(13,403)	(7,607)	(2,519)
Repayment of notes payable	18	(4,304)	(4,240)	(4,040)
Dividends paid		—	—	(70,000)
Net cash flows (used in)/from financing activities		(18,360)	(5,570)	20,448
Net (decrease)/increase in cash and cash equivalents		(30,867)	(3,416)	14,706
Cash and cash equivalents at January 1		76,472	79,888	65,182
Cash and cash equivalents at December 31		45,605	76,472	79,888

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Revaluation of right-of-use assets due to termination of lease obligation		—	—	5,243
Transfers from assets under construction		—	49,421	137,357
Acquisition of tangible assets		—	(512)	(843)
Assets under construction		—	—	(726)
Transfers to other non-current assets		—	(26)	—

The accompanying notes on pages F-10 to F-74 are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Note 1: Corporate Information

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of December 31, 2019, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

Note 2: Significant Accounting Polices

(a)	Basis of Preparation

The consolidated financial statements of Navios Logistics have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

For all periods up to and including the year ended December 31, 2019, the Company prepared its financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). These financial statements for the year ended December 31, 2019 are the first the Company has prepared in accordance with IFRS. Refer to Note 3 for information on how the Company adopted IFRS.

The consolidated financial statements have been prepared on a historical cost basis, except where fair value accounting is specifically required by IFRS, as explained in the accounting policies below. The consolidated financial statements are presented in U.S. dollars which is also the currency of the Company’s primary economic environment and the functional currency of the major and majority of the Company’s subsidiaries. All values are rounded to the nearest thousand (U.S.D. 000), except when otherwise indicated.

(b)	Going concern

In considering whether it is appropriate to prepare the financial statements on a going concern basis, management has reviewed the Company’s future cash requirements, covenant compliance and earnings projections. As of December 31, 2019, the Company’s current assets totaled $92,167, while current liabilities totaled $52,639, resulting in a positive working capital position of $39,528.

Management anticipates that the Company’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. Management believes that these sources of funds will be sufficient for the Company to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis.

On January 19, 2021, the financial statements were authorized on behalf of Navios Logistics’ board of directors for issuance and filing.

The principal accounting policies are set out below.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(c)	Basis of Consolidation

The consolidated financial statements comprise the financial statements of Navios Logistics and its subsidiaries. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, has:

•	Power over the investee;

•	Exposure, or rights, to variable returns from its involvement with the investee; and

•	The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement(s) with the other vote holders of the investee

•	Rights arising from other contractual arrangements

•	The Company’s voting rights and potential voting rights

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Non-controlling interests in subsidiaries are identified separately from the Company’s equity therein. The interests of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

For the reported years presented in these consolidated financial statements, no significant non-controlling interest exists.

Subsidiaries Included in the Consolidation:

The consolidated financial statements of the Company include:

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of income
				2019	2018	2017
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Land Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel- Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge- Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat- Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (U.S.) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Edolmix S.A.	Uruguay	Port- Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Delta Naval Trade S.A.	Panama	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Corporacion Navios Granos S.A.(1)	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	11/30-12/31	—
Docas Fluvial do Porto Murtinho S.A.(1)	Brazil	Land Owning Company	95%	1/1-12/31	11/12-12/31	—
Siriande S.A.(2)	Uruguay	Non-Operating Company	100%	9/16-12/31	—	—

(1)	These companies were established during the year ended December 31, 2018.

(2)	This company was established during the year ended December 31, 2019.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(d)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Business combinations involving entities under common control are excluded from the scope of IFRS 3 provided that they are controlled by the same party both before and after the business combination. These transactions are accounted for on a pooling of interests basis. The financial position, financial performance and cash flows of the combined Company are brought together as if the companies had always been a single entity.

The Company initiates and performs a review of all acquisition transactions during each period to consider the transaction to be either a business combination or an asset acquisition in accordance with IFRS 3. When the acquisition is not a business combination by its nature, the Company identifies and recognizes the individual identifiable assets acquired (including those assets that meet the definition of, and recognition criteria for, intangible assets in IAS 38 “Intangible Assets”) and liabilities assumed. The cost of the Company is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill. Consistent with shipping industry practice, the acquisition of a vessel (whether acquired with or without charter) is treated as the acquisition of an asset rather than a business, because vessels are acquired without related business processes.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Where goodwill has been allocated to a cash-generating unit (“CGU”), or group of cash-generating units, and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained. The Company considers each of the below as a separate CGU:

•	The barge segment

•	Each of the eight vessels of the Company’s cabotage fleet

•	Each port terminal of the Company’s business (grain, iron ore and liquid port terminals)

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

The recoverable amount is the higher of an asset’s fair value less cost of disposal and ‘‘value in use’’. The fair value less cost of disposal is the amount obtainable from the sale of an asset in an arm’s length transaction less the costs of disposal, while ‘‘value in use’’ is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances, see Note 2(y). The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions including revenue assumptions, general and administrative expense growth assumptions, and direct vessel expenses growth assumptions. The future cash flows from operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of each segment, including utilization rates and actual storage capacity. A weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data regarding risk free rates, risk premiums and systematic risk and on the Company’s cost of equity and debt and its capital structure.

These assumptions could be adversely impacted by the current uncertainty surrounding global market conditions, as well as the competitive environment in which we operate.

As of December 31, 2019, 2018 and 2017 and January 1, 2017, the fair value of the reporting units was in significant excess of their carrying values.

No impairment loss was recognized for any of the periods presented.

(e)	Segment Reporting

Operating segments, as defined, are components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company has three reportable segments: Port Terminal Business, Cabotage Business and Barge Business. For additional information, please see Note 4.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(f)	Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle

•	Held primarily for the purpose of trading

•	Expected to be realized within twelve months after the reporting period, or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle

•	It is held primarily for the purpose of trading

•	It is due to be settled within twelve months after the reporting period, or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities

(g)	Revenue

The Company is in the business of providing services with regards to contracts of affreightment (“COA”)/voyage contracts, time charter and bareboat charter arrangements and port terminals operations. Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company has generally concluded that it is the principal in its revenue arrangements because it typically controls the goods or services before transferring them to the customer.

Revenue from contracts of COA/voyage contracts are earned for the carriage of cargo on behalf of the charterer, in the spot market and on contracts of affreightment, from one or more locations of cargo loading to one or more locations of cargo discharge in return for payment of an agreed upon freight rate per ton of cargo plus reimbursement of expenses incurred to the extent that these expenses are not included in the freight rate per ton of cargo. Freight contracts contain conditions regarding the amount of time available for loading and

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

discharging of the vessel. If these conditions are breached the Company is compensated for the additional time incurred in the form of demurrage revenue. Demurrage is a variable consideration which is recognized when it is highly probable that a significant reversal of this revenue will not occur, over the remaining time of the voyage. In applying its revenue recognition method, management believes that satisfaction of a performance obligation for a voyage charter begins when the vessel arrives at the loading port and ends at the time the discharge of cargo is completed at the discharge port (load to discharge, which is when the contract with the customer expires). The Company uses the output method for measuring the progress towards satisfaction of a performance obligation, i.e. voyage revenue is recognized pro-rata based on time elapsed from loading to the expected date of completion of the discharge.

Revenues from time charters and bareboat charter arrangements are earned for exclusive use of the services of the vessel and the crew by the charterer for an agreed period of time. Revenues from time charters comprise a lease component and a service component. The revenues allocated to the lease component are accounted for as leases and are recognized on a straight line basis over the rental periods of such charters, as service is performed. The time-charter revenue is allocated to the service component based on the relative fair value of the component, which is estimated with a reference to a “cost-plus” methodology and reflects crew costs, technical maintenance and stores of a vessel with operating expenses escalation, and fees for ad hoc additional services. The service component in a time-charter usually includes a single performance obligation, where the charterer simultaneously receives and consumes the benefits over the time-charter period. Any contractual rate changes over the contract term, to the extent they relate to the firm period of the contract, are taken into account when calculating the daily hire rate. Revenues from time charters received in the period and relating to subsequent periods are deferred and recognized separately as either deferred lease revenue in payables and other liabilities, to the extent they relate to the lease component of the hire received, or as contract liabilities, to the extent that they relate to the service component of the hire received.

Revenues from dry port terminals operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or stockpiles for temporary storage and then loading the oceangoing vessels. Revenues are recognized upon completion of loading the oceangoing vessels. Revenue arising from contracts that provide our customers with continuous access to port terminal storage and transshipment capacity is recognized ratably over the period of the contracts. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading as the performance obligation is met evenly over the loading period. Storage fees are assessed and recognized at the point when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the oceangoing vessel.

Revenues from the liquid port terminal consist mainly of sales of petroleum products in the Paraguayan market and revenues from liquid port operations. Revenues from liquid port terminal operations consist of an agreed flat fee per cubic meter or a fixed rate over a specific period to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then load the trucks. Revenues from sales of products are recognized upon completion of loading the trucks. Revenues from liquid port terminal operations are recognized ratably over the storage period and ends when the product is loaded onto the trucks.

Variable consideration

If the consideration in a contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for providing services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Company provides retrospective volume rebates to certain customers once the quantity of cargo transshipped during the period exceeds the threshold specified in the contract.

The Company applies either the most likely amount method or the expected value method to estimate the variable consideration in the contract. The selected method that best predicts the amount of variable consideration is primarily driven by the number of volume thresholds contained in the contract. The most likely amount is used for those contracts with a single volume threshold, while the expected value method is used for those with more than one volume threshold. The Company then applies the requirements on constraining estimates of variable consideration in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue.

Turnover tax

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to taxes levied on gross revenues, or turnover. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 2.0% for the year ended December 31, 2019 (3.0% for 2018 and 5.0% for 2017). Turnover taxes are recorded net of revenue in the consolidated statements of income and amounted to $1,062 for the year ended December 31, 2019 ($1,343 in 2018 and $2,948 in 2017).

Significant financing components

Generally, the Company receives short-term advances from its customers. Using the practical expedient in IFRS 15, the Company does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less.

Non-cash consideration

All contracts with customers include provision for cash consideration.

Contract balances

(i)	Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Note 2(s).

(ii)	Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs, by transferring goods or services to a customer, before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(iii)	Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration, which is unconditional, is due) from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Company performs under the contract.

(iv)	Cost to obtain or fulfil a contract

Costs to fulfil a contract, including voyage and time charter or bareboat charter arrangements (i.e. crew costs, repair and maintenance, insurance costs, port costs, canal tolls, bunkers), from load port to discharge, are recognized in line with satisfaction of the related performance obligation. Full provision is made for any losses expected on contacts with customers in progress at the end of the financial reporting period. Costs to fulfil a contract are included in “Cost of sales” line of consolidated statement of income.

(h)	Other operating income and operating expenses

Other operating income and other operating expenses comprise income and directly related expenses from non-core operating related activities, including income recorded from insurance claims, gain on sale of assets and taxes other than income taxes and turnover taxes.

(i)	Finance income and expense

Bank and other interest receivable is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount. Dividend income is recognized when the right to receive payment is established.

Finance expense and other borrowing costs are recognized on an accrual basis.

For all financial instruments measured at amortized cost, finance income or expense is calculated using the effective interest rate (EIR) method. EIR is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Finance income is included in finance income and finance expense is included in finance costs in the statement of profit or loss and other comprehensive income, respectively.

(j)	Income Taxes

Income tax expense represents the sum of the current tax and deferred tax.

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. On December 23, 2019, the Argentine government enacted the Law 27,541, which made changes to the income tax law in Argentina. The new law modifies the rates for income taxes applicable for the fiscal years beginning on January 1, 2020 and 2021. In measuring its income tax assets and liabilities, the Company used the rate that is expected to be enacted at the time of the reversal of the asset or liability in the calculation of the deferred tax for the items related to Argentina. An income tax rate of 30% was applied on temporary differences, whose reversal is expected to occur in 2020 and 2021, and a rate of 25% on temporary differences remaining thereafter. Due to these changes in the rate of the income tax, the Company has

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

recorded an income tax income of $2,837 during the year ended December 31, 2017, and an income tax expense of $208 during the year ended December 31, 2019, within the caption “Income tax (expense)/income” in the consolidated statements of income.”

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances arises. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognized in profit or loss.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. However, where an asset and a liability are recognized at the same time, temporary differences are recognized to the extent that the transaction gives rise to equal amounts of deferred tax assets and liabilities.

A deferred tax liability is recognized on unremitted earnings of subsidiaries to the extent that it is probable that the temporary tax difference arising on dividend distribution out of unremitted earnings will reverse in the foreseeable future. Deferred tax liabilities are not recognized for taxable temporary differences arising on investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Current and deferred tax for the period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items recognized in other comprehensive income or directly in equity, in which case the current and deferred tax is also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arise from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

The Company is a Marshall Islands corporation. The Company believes that substantially all of its operations are exempt from income taxes in the Marshall Islands. The Company’s subsidiaries are, however, subject to income taxes in some of the countries in which they operate, mainly Argentina, Brazil and Paraguay. The Company’s operations in Uruguay and Panama are exempt from income taxes. As per the tax laws of the countries in which the Company operates that are subject to income taxes, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the respective tax laws.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Tax regimes in which company operates

Argentinian companies have open tax years ranging from 2013 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2015 and onwards. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit. The Company classifies interest and penalties, related to income taxes in the consolidated statements of income under income taxes.

Minimum presumed income tax (“MPIT”):

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to a minimum presumed income tax, or MPIT. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The subsidiaries’ tax liabilities will be the higher of income tax or MPIT. However, if the MPIT exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the MPIT that may arise in the next ten fiscal years. The Company has recorded as other non-current asset a total amount of $102, which was set-off with taxes payable, as of December 31, 2019 ($162 in 2018) in relation to MPIT which will be prescribed in 2028.

Through General Instruction N° 2/2017 of the Administración Federal de Ingresos Publicos (“AFIP”) in Argentina, the organization has instructed its legal areas to respect the criteria set by the Supreme Court of Justice of the Nation. This criteria states that there is no minimum profit presumed when a company has recorded losses in the accounting balances and losses tax carry forward in the income tax presentation in the fiscal period. As a consequence of this measure, the Argentine subsidiary of the Company has not determined a tax on minimum presumed income (or advances) for the 2018 fiscal year. Following the tax reform voted by the Argentinian Parliament in December 2017 and the subsequent resolution in-force since May 2018, this tax does not apply as of the fiscal year 2019.

Uncertain tax positions

At any point in time, the Company may have tax audits underway at various stages of completion. The Company evaluates the tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the Company’s belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate. As of the December 31, 2019, 2018 and 2017 and January 1, 2017, no assets or liability exists in statement of financial position and relates to an uncertain tax position nor Company consider necessary to provide a relevant amount.

(k)	Foreign currencies

The Company’s consolidated financial statements are presented in U.S. dollars, which is also the parent company’s functional currency. For each entity, the Company determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Company uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

i)	Transactions and balances

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Company initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Company determines the transaction date for each payment or receipt of advance consideration.

ii)	Group companies

The Company’s and its subsidiaries’ functional currency and reporting currency is the U.S. dollar. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinian pesos, Brazilian reais and Paraguayan guaranies. However, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the consolidated statement of income.

iii)	Exchange rates

For the purposes of these consolidated financial statements, the exchange rates used are as follows:

Exchange rates	2019 closing	2019 average	2018 closing	2018 average	2017 closing	2017 average	2017 opening
Uruguay pesos	37.34	35.29	32.39	30.74	28.81	28.68	29.34
Argentina pesos	59.89	48.28	37.70	28.13	18.65	16.57	15.89
Paraguay guarani	6,463.95	6,247.28	5,960.94	5,740.50	5,600.98	5,623.84	5,774.63
Brazilian reais	4.03	3.94	3.87	3.65	3.31	3.19	3.26

The foreign currency exchange losses recognized in the consolidated statements of income for each of the years ended December 31, 2019, 2018 and 2017 were $1,596, $1,355 and $726, respectively.

(l)	Deferred financing costs

Commitment, arrangement, structuring, legal and agency fees incurred for obtaining new loans or refinancing existing facilities are recorded as deferred loan issuance costs and classified contra to debt, while the fees incurred for the undrawn facilities are classified under non-current assets in the statement of financial position and are reclassified contra to debt on the drawdown dates. All of the above deferred financing costs are considered as directly attributable cost to debt facilities.

Deferred financing costs are deferred and amortized to financial costs over the term of the relevant loan, using the effective interest method. When the relevant loan is terminated or extinguished, the unamortized loan fees are written-off in the consolidated statement of profit or loss.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(m)	Dividends

The Company recognizes a liability to pay a dividend when the distribution is authorized and the distribution is no longer at the discretion of the Company. As per the corporate laws of the Marshall islands, a distribution is authorized when it is approved by the board of directors. A corresponding amount is recognized directly in equity.

(n)	Tangible assets

Barges, Pushboats and Other Vessels

The Company’s tangible assets are stated in the statement of financial position at cost less accumulated depreciation and any accumulated impairment loss.

Barges, pushboats and other vessels acquired as part of a business combination are recorded at fair value on the date of acquisition and if acquired as an asset acquisition are recorded at cost (including transaction costs). All other barges, pushboats and other vessels acquired are stated at cost, which consists of the contract price, borrowing cost and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the assets. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of the sale or retirement and any gain or loss is included in the accompanying consolidated statements of income. We also capitalize interest on long-term construction projects.

Expenditures for routine maintenance and repairs are expensed as incurred.

The cost of barges, pushboats and other vessels is split into two components, a “barges, pushboats and other vessels component” and a “dry-docking component.” Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the vessels. Residual values are based on management’s estimation about the amount that the Company would currently obtain from disposal of its vessels, after deducting the estimated costs of disposal, if the vessels were already of the age and in the condition expected at the end of their useful life. The residual value for each vessel is calculated by reference to the scrap value. Management estimates the useful life of the Company’s vessels to be between 15 and 45 years from the asset’s original construction or acquisition. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

The scheduled drydocking and special surveys component that are carried out every five years for certain vessels and up to every six to eight years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained under certain conditions. The costs of drydockings and special surveys are amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, pushboats and barges sold are charged against income in the year the vessel, pushboat or barge is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labor and services incurred solely during the drydocking or special survey period.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Port Terminals and Other Fixed Assets, net

Port terminals acquired as part of a business combination are recorded at fair value on the date of acquisition. All other port terminals and other fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their estimated economic useful lives. Other fixed assets mainly consist of office equipment and cars. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

Useful lives of the assets are:

Dry port terminal	5 to 49 years
Oil storage, plant and port facilities for liquid cargoes	5 to 20 years
Other fixed assets	5 to 10 years

(o)	Impairment of non-financial assets

At the end of each financial reporting period, the Company assesses whether there is any indication that its non-financial assets may have suffered an impairment loss. If any indication exists, the Company estimates the asset’s recoverable amount.

The assessment of whether there is an indication that an asset is impaired is made with reference to trading results, predicted trading results, market rates, technical and regulatory changes and market values. If any such indication exists, the recoverable amount of the asset or CGU is estimated in order to determine the extent of any impairment loss.

The first step in this process is the determination of the lowest level at which largely independent cash flows are generated, starting from the individual asset level. A CGU represents the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows generated from other assets or groups of assets. The Company allocates the carrying amount of a right of use asset to CGUs it serves if this can be done in a reasonable and consistent basis, and tests the CGUs for impairment including these right of use assets. In identifying whether cash inflows from an asset or group of assets are largely independent, and therefore determining the level of CGUs, the Company considers many factors including management’s trading strategies, how management makes decisions about continuing or disposing of the assets, nature and terms of contractual arrangements and actual and predicted employment of the vessels.

Based on the above, the Company has determined it has CGUs of varying sizes ranging from individual vessels to groups of pushboats and barges and port terminals.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount is less than the carrying amount of the asset or the CGU, the asset is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the vessel or the CGU to its recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior periods. Such reversal is recognized in the income statement.

As of December 31, 2019, an impairment loss of $2,569 was recognized in the Company’s consolidated statements of income, which is further analyzed in note 11.

(p)	Intangible assets

Navios Logistics’ intangible assets consist of customer relationships, trade name and port terminal operating rights.

Intangible assets resulting from acquisitions accounted for using the purchase method of accounting and are recorded at fair value as estimated based on market information.

The fair value of the trade name was determined based on the estimated amount that a company would have to pay in an arm’s length transaction in order to use that trade name. The trade name was fully amortized as of December 31, 2019. Other intangibles that are being amortized, such as the port terminal operating rights and customer relationships, would be considered impaired if their fair market value could not be recovered from the future discounted cash flows associated with the asset. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method.

When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations. No impairment loss was recognized for any of the periods presented.

Amortizable intangible assets are amortized under the straight-line method according to the following amortization periods:

Years
Trade name	10
Port terminal operating rights	47
Customer relationships	20

(q)	Assets under construction

Assets under construction represent part of tangible assets and amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of tangible assets. Assets under construction, also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

asset to the condition necessary (including possible relocation) for it to be capable of operating in the manner intended by management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is calculated using the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, excluding borrowings made specifically for the purpose of obtaining a qualifying asset, provided that substantially all the activities necessary to prepare that qualifying asset for its intended use or sale are complete. The amount of borrowing costs that the Company capitalizes during a period does not exceed the amount of borrowing costs incurred during that period. All other borrowing costs are recognized in the income statement in the period in which they are incurred.

(r)	Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities representing obligations to make lease payments and right-of-use assets representing the right to use the underlying assets. The Company has entered into lease contracts as a lessee for office rent and land lease agreements.

i)	Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasured of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, on the same basis as for other tangible assets as described in Note 2(n).

In case of vessel leases, at initial recognition, the cost of the right of use asset for the chartered in vessels includes the estimated cost of planned drydockings for replacement of certain components and major repairs and maintenance of other components during the lease term. The corresponding provision is recorded at present value of the expected cash flows of the planned drydockings and major repairs and maintenance of other components mentioned above and is remeasured at each period end. The changes in the carrying amount of the provision resulting from the remeasurement are recognized in correspondence with the relevant right of use asset.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies on impairment of non-financial assets in Note 2(o).

ii)	Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term i.e. the non-cancellable period of the lease including reasonably certain to exercise extension or termination options. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Company’s lease liabilities are included in Lease liabilities.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of charter-in barges (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Company as a lessor

The Company charter-out vessels under time charter and bareboat charter arrangements (See Note 2(g)). Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

(s)	Financial instruments – initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition (See Note 2(l)). Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest over the relevant period. The effective interest rate (“EIR”) is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument, or, where appropriate, a shorter period, to its net carrying amount.

i)	Financial assets

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

•	Financial assets at fair value through profit or loss

The Company does not have any financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments) or financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments).

Financial assets at amortized cost (debt instruments)

The Company measures financial assets at amortized cost if both of the following conditions are met:

i)	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

ii)	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost includes trade and other receivables, intercompany receivable loan from parent (related party) and net investment in the lease.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes investments in debt security which the Company had not irrevocably elected to classify at fair value through OCI. See Note 22.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:

•	The rights to receive cash flows from the asset have expired or

•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment

Further disclosures relating to impairment of financial assets are also provided in the following notes:

•	Disclosures for significant assumptions. See Note 2(y).

•	Trade receivables, including contract assets. See Note 2(g).

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12- months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade and other receivables and bank deposits, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payments exceed the agreed credit period. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or payables.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, loans and borrowings.

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified into the category “Financial liabilities at amortized cost (loans and borrowings).

Financial liabilities at amortized cost (loans and borrowings)

Interest-bearing loans and borrowings and trade payables is the category most relevant to the Company. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.

Derecognition or modification of financial liabilities

A liability is generally derecognized when the contract that gives rise to it is settled, eliminated, sold, cancelled or expired. Where an existing financial liability is exchanged by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as derecognition of the original liability and the recognition of a new liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least ten per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between: (i) the carrying amount of the liability before the modification; and (ii) the present value of the cash flows after modification should be recognized in profit or loss as the modification gain or loss within other gains and losses.

iii)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Fair value measurements

The Company measures financial instruments such as the 2022 Senior Notes and the Term Loan B at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

Fair-value related disclosures for financial instruments and non-financial assets that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

•	Disclosures for valuation methods, significant estimates and assumptions –See Note 2(y).

•	Quantitative disclosures of fair value measurement hierarchy – See Note 22.

(t)	Inventories

Inventories are stated at the lower of cost or net realizable value and comprise petroleum products and other inventories such as lubricants and stock provisions on board the owned vessels and pushboats. Net

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Cost is calculated using the first in first out method.

(u)	Cash and cash equivalent

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits and meet the definition of cash and cash equivalent.

(v)	Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation, and are discounted to present value where the effect of discounting is material.

The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Insurance Claims

When the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

Amounts for insurance claims are recognized when amounts are virtually certain to be received, based on the management’s judgment and estimates of independent adjusters as to the amount of the claims.

Contingent liabilities

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured at the higher of the amount that would be recognized in accordance with the requirements for provisions above or the amount initially recognized less (when appropriate) cumulative amortization recognized in accordance with the requirements for revenue recognition.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(w)	Employee benefits

(a)	Severance Payments

Under certain laws and labor agreements of the countries in which the Company conducts its operations, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Accrual of severance costs is made if they relate to services already rendered, relate to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability. Instead, severance payments are expensed as incurred.

(b)	Short-term paid absences

The Company recognizes the expected cost of short-term employee benefits in the form of paid absences in the case of accumulating paid absences, when the employees render service that increases their entitlement to future paid absences.

(x)	Earnings per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the years presented. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings per share. See Note 24.

(y)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses recognized in the consolidated financial statements. The Company’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future. Critical accounting judgments are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions.

Judgments

(a)	Impairment of long lived assets

The Company assesses at each reporting date, whether indicators for impairment exist for its non-financial assets (see note 2(o)). The assessment includes both external and internal factors which include significant changes with an adverse effect in the regulatory or technological environment or evidence is available from internal reporting that indicates that the economic performance of the asset is, or will be worse than expected. If any indication exists, the Company estimates the asset’s or cash generating unit’s recoverable amount. Judgment is involved to some extent in determining whether indicators exist and also the determination of the cash generating units at which the respective assets are tested.

(b)	Determination of lease term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The following factors are normally the most relevant:

•	If there are significant penalties to terminate (or not extend), the Company is typically reasonably certain to extend (or not terminate).

•	If any leasehold improvements are expected to have a significant remaining value, the Company is typically reasonably certain to extend (or not terminate).

•	The lease term is reassessed if an option is actually exercised (or not exercised) or the Company becomes obliged to exercise (or not exercise) it.

(c)	Provisions

Management uses its judgment as well as the available information from the Company legal department, in order to assess the likely outcome of these claims and if it is more likely than not that the Company will lose a claim, then a provision is recognized. Provisions for legal claims, if required, are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period (See note 23).

Estimates and assumptions

(a)	Income taxes

The Company is subject to periodic audits by local tax authorities in various jurisdictions and the assessment process for determining the Company’s current and deferred tax balances is complex and involves high degree of estimation and judgment. There are some transactions and calculations for which the ultimate tax determination is uncertain. Where tax positions are not settled with the tax authorities, Company management takes into account past experience with similar cases as well as the advice of tax and legal experts in order to analyze the specific facts and circumstances, interpret the relevant tax legislation, assess other similar positions taken by the tax authorities to form a view about whether its tax treatments will be accepted by the tax authorities, or whether a provision is needed. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(b)	Recoverability of deferred tax assets

Deferred tax assets include certain amounts which relate to carried forward tax losses. In most cases, depending on the jurisdiction in which such tax losses have arisen, such tax losses are available for set off for a limited period of time since they are incurred. The Company makes assumptions on whether these deferred tax assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for each relevant entity.

(c)	Value in use

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

value less costs of disposal and its value in use. The recoverable amount of a CGU is determined for impairment tests purposes based on value-in-use calculations which require the use of assumptions. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The calculations use cash flow projections based on financial budgets approved by management. Cash flows beyond the period over which projections are available are extrapolated using estimated growth rates and historical average rates. These growth rates are consistent with forecasts included in countries or industry reports specific to the countries and segments in which each CGU operates. The key assumptions used to determine the recoverable amount for the different CGUs, or assets, including a sensitivity analysis, are disclosed and further explained in Notes 2(d) and 2(o).

(d)	Provision for expected credit losses of receivables

The Company uses a provision matrix to calculate ECLs for trade receivables. The provision matrix is based on the Company’s historical credit loss experience calibrated to adjust the historical credit loss experience with forward looking information specific to the debtors and the economic environment. At each year end, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. The assessment of the correlation between historical observed credit losses, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

(e)	Depreciation of tangible assets

The Company periodically assesses the useful lives of its tangible assets to determine whether the original estimated lives continue to be appropriate. To this respect, the Company may obtain technical studies and use external sources to determine the lives and values of its assets, which can vary depending on a variety of factors such as technological innovation and maintenance programs.

Impact of Standards issued but not yet effective and not early adopted

The Company has not early adopted any of the following standards, interpretations or amendments that have been issued but are not yet effective. In addition, the Company assessed all standards, interpretations and amendments issued but not yet effective, and concluded that they will not have any significant impact on the consolidated financial statements.

•	Amendment to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015 the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

•	Conceptual Framework in IFRS standards

The IASB issued the revised Conceptual Framework for Financial Reporting on 29 March 2018. The Conceptual Framework sets out a comprehensive set of concepts for financial reporting, standard setting, guidance for preparers in developing consistent accounting policies and assistance to others in their efforts to understand and interpret the standards. IASB also issued a separate accompanying document, Amendments to References to the Conceptual Framework in IFRS Standards, which sets out the amendments to the affected standards in order to update references to the revised Conceptual Framework. Its objective is to support the transition to the revised Conceptual Framework for companies that develop accounting policies using the Conceptual Framework when no IFRS Standard applies to a particular transaction. For preparers who develop accounting policies based on the Conceptual Framework, it is effective for annual periods beginning on or after January 1, 2020.

•	IFRS 3: Business Combinations (Amendments)

The IASB issued amendments in Definition of a Business (Amendments to IFRS 3) aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets. The Amendments are effective for business combinations for which the acquisition date is in the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period, with earlier application permitted.

•	IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of ‘material’ (Amendments)

The Amendments are effective for annual periods beginning on or after January 1, 2020 with earlier application permitted. The Amendments clarify the definition of material and how it should be applied. The new definition states that, ‘Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity’. In addition, the explanations accompanying the definition have been improved. The Amendments also ensure that the definition of material is consistent across all IFRS Standards.

•	Interest Rate Benchmark Reform—IFRS 9, IAS 39 and IFRS 7 (Amendments)

The amendments are effective for annual periods beginning on or after January 1, 2020 and must be applied retrospectively. Earlier application is permitted. In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (IBOR) reform on financial reporting. Phase two will focus on issues that could affect financial reporting when an existing interest rate benchmark is replaced with a risk-free interest rate (an RFR). The amendments published, deal with issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative interest rate and address the implications for specific hedge accounting requirements in IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, which require forward-looking analysis. The amendments provided temporary relief, applicable to all hedging relationships that are directly affected by the interest rate benchmark reform, which enable hedge accounting to continue during the period of uncertainty before the replacement of an

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

existing interest rate benchmark with an alternative nearly risk-free interest rate. There are also amendments to IFRS 7 Financial Instruments: Disclosures regarding additional disclosures around uncertainty arising from the interest rate benchmark reform.

•	IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (Amendments)

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier application permitted. The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current. The amendments affect the presentation of liabilities in the statement of financial position and do not change existing requirements around measurement or timing of recognition of any asset, liability, income or expenses, nor the information that entities disclose about those items. Also, the amendments clarify the classification requirements for debt which may be settled by the company issuing own equity instruments.

•	IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets as well as Annual Improvements (Amendments)

The amendments are effective for annual periods beginning on or after January 1, 2022 with earlier application permitted. The IASB has issued narrow-scope amendments to the IFRS Standards as follows:

•	IFRS 3 Business Combinations (Amendments) update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

•

IAS 16 Property, Plant and Equipment (Amendments) prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

•

IAS 37 Provisions, Contingent Liabilities and Contingent Assets (Amendments) specify which costs a company includes in determining the cost of fulfilling a contract for the purpose of assessing whether a contract is onerous.

•

Annual Improvements make minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IAS 41 Agriculture and the Illustrative Examples accompanying IFRS 16 Leases.

•	IFRS 16 Leases-COVID 19 Related Rent Concessions (Amendment)

The amendment applies, retrospectively, to annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted, including in financial statements not yet authorized for issue at May 28, 2020. IASB amended the standard to provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. The amendment provides a practical expedient for the lessee to account

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change was not a lease modification, only if all of the following conditions are met:

•	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change.

•	Any reduction in lease payments affects only payments originally due on or before June 30, 2021.

•	There is no substantive change to other terms and conditions of the lease.

Note 3: First-Time Adoption of IFRS

These financial statements as of and for the year ended December 31, 2019 are the first the Company has prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). For periods up to and including the year ended December 31, 2019, the Company prepared its financial statements in accordance with U.S. GAAP.

Accordingly, the Company has prepared consolidated financial statements that comply with IFRS applicable as at December 31, 2019, together with the comparative period data for the year ended December 31, 2018 and for the year ended December 31, 2017, as described in the summary of significant accounting policies.

In preparing the financial statements, the Company’s opening statement of financial position was prepared as at January 1, 2017, the Company’s date of transition to IFRS. This note explains the principal adjustments made by the Company in restating its U.S. GAAP financial statements, including the statement of financial position as at January 1, 2017 and the financial statements as of, and for, the year ended December 31, 2019.

Exemptions applied

The transition to IFRS is accounted for in accordance with IFRS 1 (First-time Adoption of International Financial Reporting Standards). IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS.

The Company has applied the following exemptions:

•

IFRS 3 Business Combinations has not been applied to either acquisitions of subsidiaries that are considered businesses under IFRS, or acquisitions of interests in associates and joint ventures that occurred before January 1, 2017. Use of this exemption means that the U.S. GAAP carrying amounts of assets and liabilities that are required to be recognized under IFRS are their deemed cost at the date of the transition. Assets and liabilities that do not qualify for recognition under IFRS are excluded from the opening IFRS statement of financial position. The Company did not recognize any assets or liabilities that were not recognized under the U.S. GAAP or exclude any previously recognized amounts as a result of IFRS recognition requirements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

IFRS 1 also requires that the U.S. GAAP carrying amount of goodwill must be used in the opening IFRS statement of financial position (apart from adjustments for goodwill impairment and recognition or derecognition of intangible assets). In accordance with IFRS 1, the Company has tested goodwill for impairment at the date of transition to IFRS. There was no impairment recognized on goodwill at January 1, 2017.

•	The Company assessed all contracts existing at January 1, 2017 to determine whether a contract contains a lease based upon the conditions in place as at January 1, 2017.

•

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at January 1, 2017. Right-of-use assets were measured at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before January 1, 2017. The lease payments associated with leases for which the lease term ends within 12 months of the date of transition to IFRS and leases for which the underlying asset is of low value have been recognized as an expense on either a straight-line basis over the lease term or another systematic basis.

•

The Company has applied the transitional provisions in IAS 23 Borrowing Costs and capitalizes borrowing costs relating to all qualifying assets after the date of transition. Similarly, the Company has not restated for borrowing costs capitalized under U.S. GAAP on qualifying assets prior to the date of transition to IFRS.

•

The Company has not restated contracts that were completed before the earliest period presented. A completed contract is a contract for which the Company has transferred all of the goods or services identified in accordance with previous GAAP.

Company’s reconciliation of equity as at January 1, 2017 (date of transition to IFRS)

	As at January 1, 2017
Equity	U.S. GAAP	Reclassification	Remeasurements	IFRS
Issued capital	20	—	—	20
Share premium	—	303,441	—	303,441
Retained earnings	42,709	—	(1,964)	40,745
Additional paid-in capital	303,441	(303,441)	—	—

Total equity	346,170	—	(1,964)	344,206

Company’s reconciliation of equity as at December 31, 2019

	As at December 31, 2019
Equity	U.S. GAAP	Reclassification	Remeasurements	IFRS
Issued capital	20	—	—	20
Share premium	—	233,441	—	233,441
Retained earnings	84,815	—	(2,272)	82,543
Additional paid-in capital	233,441	(233,441)	—	—

Total equity	318,276	—	(2,272)	316,004

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Company’s reconciliation of consolidated statement of financial position as at January 1, 2017

	Notes to Remeasurements	U.S. GAAP	Reclassification	Remeasurements	IFRS
ASSETS
Non-current assets
Deferred dry dock and special survey costs, net		20,653	(20,653)	—	—
Tangible assets	A	—	397,846	(135)	397,711
Vessels, port terminal and other fixed assets, net		409,489	(409,489)	—	—
Assets under construction		—	136,891	—	136,891
Deposits for vessels, port terminal and other fixed assets, net		136,891	(136,891)	—	—
Intangible assets		—	167,647	—	167,647
Intangible assets other than goodwill, net		63,551	(63,551)	—	—
Goodwill		104,096	(104,096)	—	—
Right-of-use assets	D	—	32,296	9,769	42,065
Deferred tax assets	F	—	1,515	333	1,848
Other non-current assets		1,898	—	—	1,898

Total non-current assets		736,578	1,515	9,967	748,060

Current Assets
Inventories		7,815	—	—	7,815
Trade receivables		—	32,643	—	32,643
Accounts receivable, net		32,913	(32,913)	—	—
Contract assets		—	270	—	270
Prepayments and other current assets		—	12,692	—	12,692
Prepaid expenses and other current assets		9,792	(9,792)	—	—
Cash and cash equivalents		65,182	—	—	65,182
Restricted cash		2,900	(2,900)	—	—

Total current assets		118,602	—	—	118,602

Total Assets		855,180	1,515	9,967	866,662

EQUITY and LIABILITIES
Equity
Issued capital		20	—	—	20
Share premium		—	303,441	—	303,441
Retained earnings		42,709	—	(1,964)	40,745
Additional paid-in capital		303,441	(303,441)	—	—

Total equity		346,170	—	(1,964)	344,206

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Notes to Remeasurements	U.S. GAAP	Reclassification	Remeasurements	IFRS

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings		—	421,597	—	421,597
Senior Notes		368,180	(368,180)	—	—
Notes payable—non current portion		29,915	(29,915)	—	—
Long term debt, net of current portion		23,502	(23,502)	—	—
Lease liabilities—non current portion	D	—	14,978	8,345	23,323
Capital lease obligation, net of current portion		14,978	(14,978)	—	—

Provisions	E	—	552	2,162	2,714
Deferred tax liabilities		11,526	1,515	—	13,041
Income tax payable		435	—	—	435
Other non-current liabilities		—	544	—	544
Long term liabilities		1,097	(1,097)	—	—

Total non-current liabilities		449,633	1,514	10,507	461,654

Current liabilities
Trade and other payables		29,915	17,491	—	47,406
Due to affiliate companies		54	(54)	—	—
Accrued expenses		15,901	(15,901)	—	—
Deferred income		4,517	(4,517)	—	—
Contract liabilities		—	2,982	—	2,982
Interest-bearing loans and borrowings current		—	6,351	—	6,351
Notes payable—current portion		4,532	(4,532)	—	—
Current portion of long term debt		1,819	(1,819)	—	—
Lease Liabilities—current portion	D	—	2,639	1,424	4,063
Current portion of capital lease obligation		2,639	(2,639)	—	—

Total current liabilities		59,377	1	1,424	60,802

Total liabilities		509,010	1,515	11,931	522,456

Total equity and liabilities		855,180	1,515	9,967	866,662

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Company’s reconciliation of consolidated statement of financial position as at December 31, 2019

	Notes to Remeasurements	U.S. GAAP	Reclassification	Remeasurements	IFRS
ASSETS
Non-current assets
Deferred dry dock and special survey costs, net	B	11,129	(11,129)	—	—
Tangible assets	A,B,C	—	546,296	(2,428)	543,868
Vessels, port terminal and other fixed assets, net		535,166	(535,166)	—	—
Assets under construction		—	4,504	—	4,504
Deposits for vessels, port terminal and other fixed assets, net		4,504	(4,504)	—	—
Intangible assets		—	158,607	—	158,607
Intangible assets other than goodwill, net		54,511	(54,511)	—	—
Goodwill		104,096	(104,096)	—	—
Right-of-use assets	D	—	—	8,054	8,054
Operating lease asset, net of current portion	D	8,852	—	(8,852)	—
Net Investment in the Lease, current portion		—	375	—	375
Note receivable, net of current portion		375	(375)	—	—
Deferred tax assets	F	—	142	643	785
Intercompany receivable loan from parent (related party), net		68,966	—	—	68,966
Other non-current assets		10,391	—	—	10,391

Total non-current assets		797,990	143	(2,583)	795,550

Current Assets
Inventories		6,829	—	—	6,829
Trade receivables		—	30,703	—	30,703
Due from affiliate companies		4,043	(4,043)	—	—
Accounts receivable, net		30,077	(30,077)	—	—
Contract assets		—	67	—	67
Prepayments and other current assets		—	5,518	—	5,518
Prepaid expenses and other current assets		5,518	(5,518)	—	—
Cash and cash equivalents		45,605	—	—	45,605
Financial assets at amortized cost (related party)		—	3,349	—	3,349
Note receivable, current portion		96	—	—	96

Total current assets		92,168	(1)	—	92,167

Total Assets		890,158	142	(2,583)	887,717

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Notes to Remeasurements	U.S. GAAP	Reclassification	Remeasurements	IFRS

EQUITY and LIABILITIES
Equity
Issued capital		20	—	—	20
Share premium		—	233,441	—	233,441
Retained earnings		84,815	—	(2,272)	82,543
Additional paid-in capital		233,441	(233,441)	—	—

Total equity		318,276	—	(2,272)	316,004

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings		—	502,714	—	502,714
Senior Notes		371,677	(371,677)	—	—
Notes payable—non current portion		17,628	(17,628)	—	—
Long term debt, net of current portion		113,409	(113,409)	—	—
Lease liabilities—non current portion	D	—	—	7,251	7,251
Operating lease liability, net of current portion	D	8,397	—	(8,397)	—
Provisions	E	—	414	2	416
Deferred tax liabilities		8,133	142	—	8,275
Income tax payable		109	—	—	109
Other non-current liabilities		—	309	—	309
Long term liabilities		724	(724)	—	—

Total non-current liabilities		520,077	141	(1,144)	519,074

Current liabilities
Trade and other payables		13,743	22,619	—	36,362
Accrued expenses		20,365	(20,365)	—	—
Deferred income		5,015	(5,015)	—	—
Contract liabilities		—	2,762	—	2,762
Interest-bearing loans and borrowings current		—	12,215	—	12,215
Notes payable—current portion		4,841	(4,841)	—	—
Current portion of long term debt		7,374	(7,374)	—	—
Lease Liabilities—current portion	D	—	—	1,300	1,300
Operating lease liability, current portion	D	467	—	(467)	—
Total current liabilities		51,805	1	833	52,639

Total liabilities		571,882	142	(311)	571,713

Total equity and liabilities		890,158	142	(2,583)	887,717

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Company’s reconciliation of statement of income for the year ended December 31, 2019

	Notes to Remeasurements	U.S. GAAP	Reclassification	Remeasurements	IFRS
Time charter, voyage and port terminal revenues		218,887	(218,887)	—	—
Sales of products		9,384	(9,384)	—	—
Revenue		—	227,209	—	227,209
Time charter, voyage and port terminal expenses		(43,090)	43,090	—	—
Direct vessels expenses		(48,725)	48,725	—	—
Cost of products sold		(9,077)	9,077	—	—
Cost of sales	A,B,C,D	—	(134,370)	(2,754)	(137,124)
Depreciation of vessels, port terminals and other fixed assets		(26,662)	26,662	—	—
Amortization of deferred dry dock costs		(5,166)	5,166	—	—
Amortization of intangible assets and liabilities		(2,773)	2,773	—	—

Gross profit		92,778	61	(2,754)	90,085

Administrative expenses	D	(17,393)	(1,122)	763	(17,752)
Other operating expenses		—	(6,683)	—	(6,683)
Other operating income	E	—	2,536	26	2,562
Provision for losses on accounts receivable		(341)	341	—	—
Allowance for expected credit losses on financial assets		—	(341)	—	(341)

Operating profit		75,044	(5,208)	(1,965)	67,871
Interest expense and finance cost, net		(40,531)	40,531	—	—
Interest income		4,579	(4,579)	—	—
Finance income		—	4,579	—	4,579
Finance costs	D	—	(40,531)	(654)	(41,185)
Other income		—	1,084	—	1,084
Taxes other than income taxes		(7,745)	7,745	—	—
Foreign exchange differences, net		(1,596)	—	—	(1,596)
Other, net		3,621	(3,621)	—	—

Profit before tax		33,372	—	(2,619)	30,753
Income tax (expense)/income	F	(1,233)	—	634	(599)

Profit for the year		32,139	—	(1,985)	30,154

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Company’s reconciliation of Cash flow statement for the year ended December 31, 2019

	Notes to Remeasurements	U.S. GAAP	Reclassification	Remeasurements	IFRS
Operating activities
Income before income taxes		33,372	(33,372)	—	—
Profit before tax		—	33,372	(2,619)	30,753
Adjustments to reconcile profit before tax to net cash flows:
Impairment losses	C	—	—	2,569	2,569
Depreciation of vessels, port terminals and other fixed assets		26,662	(26,662)	—	—
Depreciation of tangible assets	A,C,D	—	31,826	(52)	31,774
Amortization of deferred drydock and special survey costs		5,166	(5,166)	—	—
Amortization of deferred financing costs		2,552	(2,552)	—	—
Amortization and impairment of intangible assets		2,773	—	—	2,773
Accretion of Notes payable-receivable / unwinding of discount		(122)	122	—	—
Amortization of operating lease asset	D	412	(1)	381	792
Deferred interest income amortization		(171)	171	—	—
Mark-to-market debt security investment		(908)	—	—	(908)
Gain on debt security investment disposal		(176)	—	—	(176)
Movements in provisions	E	341	(66)	(26)	249
Finance income		—	(4,579)	—	(4,579)
Finance costs		—	40,531	654	41,185
Increase in other long term assets		(6,747)	6,747	—	—
Increase in other non-current assets		—	(6,747)	—	(6,747)
Decrease in other non-current liabilities		—	23	—	23
Decrease in other long term liabilities		(43)	43	—	—
Working capital adjustments:
Increase in trade receivables		—	(2,723)	—	(2,723)
Increase in inventories		(2,254)	—	—	(2,254)
Increase in trade and other payables		—	174	—	174
(Increase)/Decrease in accounts receivable		(2,193)	2,193	—	—
(Increase)/Decrease in prepayments other assets		13,193	—	—	13,193
Payments for drydock and special survey costs		(5,139)	5,139	—	—
Income tax payable (decrease)/increase		(96)	96	—	—
Decrease in operating lease liability		(400)	—	400	—
Decrease in accounts payable		(3,343)	3,343	—	—
(Decrease)/increase in due to/ due from affiliate companies, net		(3,893)	3,893	—	—
Increase/(decrease) in accrued expenses		3,106	(3,106)	—	—
Increase/(decrease) in deferred income		252	(252)	—	—

		62,344	42,447	1,307	106,098
Interest received		—	1,052	—	1,052
Interest paid		—	(38,265)	(654)	(38,919)
Income tax paid		—	(96)	—	(96)

Net cash flows from operating activities		62,344	5,138	653	68,135

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Notes to Remeasurements	U.S. GAAP	Reclassification	Remeasurements	IFRS
Investing activities
Acquisition of tangible assets		(3,439)	(5,138)	—	(8,577)
Acquisition of assets under construction		(4,504)	—	—	(4,504)
Loan to parent Company, net of deferred interest income (related party)		(68,795)	—	—	(68,795)
Investments in debt securities (related party)		(17,642)	—	—	(17,642)
Disposal of debt securities (related party)		18,726	—	—	18,726
Proceeds from net investment in the lease		150	—	—	150

Net cash flows used in investing activities		(75,504)	(5,138)	—	(80,642)

Financing activities
Payment of principal portion of lease liabilities	D	—	—	(653)	(653)
Repayment of long-term debt and payment of principal		(13,403)	—	—	(13,403)
Repayment of Notes Payable		(4,304)	—	—	(4,304)

Net cash flows used in financing activities		(17,707)	—	(653)	(18,360)

Net decrease in cash and cash equivalents		(30,867)	—	—	(30,867)

Cash and cash equivalents at January 1		76,472	—	—	76,472

Cash and cash equivalents at December 31		45,605	—	—	45,605

Notes to the reconciliation of equity as at January 1, 2017 and December 31, 2019 and total comprehensive income for the year ended December 31, 2019

A.	Tangible assets depreciation—residual values

Under both U.S. GAAP and IFRS depreciation is computed using the straight-line method over the useful life of the assets, after considering the estimated residual value. Under U.S. GAAP there is no explicit requirement for an annual review of residual values while under IFRS it is required to review residual values, at a minimum, at each balance sheet date. As a result, depreciation differs under both GAAPs.

B.	Tangible assets depreciation—component accounting

Component depreciation is required under IFRS, though it is optional under U.S. GAAP. Accordingly, under IFRS when an asset is initially recorded, an entity must evaluate the useful life and related depreciation of each significant component of the asset separately. Company has identified as significant components drydocking and special survey costs, to the extent that they are incurred directly to meet regulatory requirements. These costs are capitalized as a separate component of vessel cost, are included in tangible assets line in the consolidated statement of financial position and are amortized on a straight-line basis over the estimated period to the next drydocking. Amortization of the capitalized drydocking costs is included in the cost of sales line in the consolidated income statement.

Under U.S. GAAP these costs were included in the Deferred drydock and special survey costs, net line in consolidated balance sheet, which have been reclassified to the account tangible assets, and in a separate line in the consolidated statement of income.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

C.	Impairment of tangible assets

Under U.S. GAAP, tangible assets (long lived assets) were reviewed for impairment when events or changes in circumstances indicated that their carrying value may exceed the sum of the undiscounted future cash flows expected from use and eventual disposal. For the purposes of assessing impairment, assets were grouped at the lowest level for which identifiable cash flows were largely independent of the cash flows of other assets. If the estimated undiscounted cash flows for the asset group were less than the asset group’s carrying amount, the impairment loss was measured as the excess of the carrying value over fair value.

IAS 36 requires tangible and intangible assets with definite useful lives to be reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the profit or loss statement for any excess of carrying amount of the asset over the recoverable amount, being the higher of fair value less costs to sell and value in use, being the net present value of expected future cash flows. If there is any indication that an asset may be impaired, the recoverable amount shall be estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, an entity shall determine the recoverable amount of the cash-generating unit to which the asset belongs, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

At the date of transition to IFRS no impairment loss was recognized in the consolidated statement of financial position. As of December 31, 2019, the Company determined that the recoverable amount of Malva H vessel was less than its carrying amount. This resulted in an impairment loss of $2,569 being recognized in the line Cost of sales in the consolidated statement of income.

D.	Accounting for Leases

Under U.S. GAAP, a lease is classified as a capital (finance) lease or an operating lease. Operating lease payments are recognized as an operating expense in the statement of profit or loss on a straight-line basis over the lease term. Under IFRS, as explained in Note 2(r), a lessee applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets and recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the date of transition to IFRS, the Company applied the transitional provision and measured lease liabilities at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of transition to IFRS. Right-of-use assets were measured at the amount equal to the lease liabilities adjusted by the estimated cost of planned drydockings for replacement of certain components and major repairs and maintenance of other components during the lease term for chartered in vessels to be redelivered to the owner at the end of the lease term.

Under U.S. GAAP, assets held under capital (finance) leases are capitalized and included in Vessels, port terminal and other fixed assets, net. Under IFRS, they are presented in the line right-of-use assets of consolidated statement of position. Additionally, lease obligations included in line Capital lease obligation have been reclassified to the line Lease liabilities of consolidated statement of position.

E.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Under U.S. GAAP an obligation is considered to be probable when the chances to happen are more than 75%, while under IFRS is when chances are more than 50%. As a result, the Company recognized additional provisions under IFRS.

F.	Deferred tax asset

Differences in measurement between U.S. GAAP and IFRS resulted in differences in income taxes that are recognized at the transition date and in each reporting period.

G.	Other reclassifications in statement of financial position

Many reclassifications have been recorded so that the Consolidated Statement of Financial Position as of January 1st, 2017 and December 31st, 2019 to be in line with IFRS Presentation Requirements.

The main reclassification entries were the following:

a.	The line vessels, port terminal and other fixed assets, net has been classified to the line tangible assets.

b.

The line deposits for vessels, port terminal and other fixed assets, net has been reclassified to the line assets under construction and constitute amounts that meet the definition of property plant and equipment und upon the construction finalization they are transferred to relevant categories of tangible assets.

c.	The lines intangible assets other than goodwill, net and goodwill have been merged into the line intangible assets

d.	The line accounts receivable, net and due from affiliate companies have been classified to the line trade receivables.

e.	Accrued interest income included in the line due from affiliate companies, net has been classified to the line financial assets at amortized cost.

f.	The line note receivable, net of current portion has been classified to the line net investment in the lease as it has been considered in scope of IFRS 16.

g.	The lines prepaid expenses and other current assets and restricted cash have been classified to the line prepayments and other current assets.

h.	The line additional paid-in capital has been classified to the line share premium.

i.	The lines senior notes, notes payable, and long term debt have been classified to the line interest-bearing loans and borrowings.

j.

Deferred income that is linked to contracts with customers and meets the definition of contract liability under IFRS 15 has been classified to the line contract liabilities. Deferred income that is linked with contracts where the Company acts as lessor has been classified to the line trade and other payables and specifically the category deferred lease revenue.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

k.

Accounts receivable, net that is linked to contracts with customers and meets the definition of contract asset under IFRS 15 has been classified to the line contract assets. Accounts receivable, net that is linked with contracts where the Company acts as lessee has been classified to the line trade receivables.

H.	Statement of Income

Under IFRS, expenses recognized in profit or loss should be analyzed either by nature (raw materials, staffing costs, depreciation, etc.) or by function (cost of sales, selling, administrative, etc.). The Company selected the latter analysis and proceeded in the following reclassifications:

a)

The lines Time charter, voyage and port terminal expenses, Direct vessels expenses, Cost of products sold, Depreciation of vessels, port terminals and other fixed assets, net, Amortization of deferred dry dock costs, Amortization of intangible assets and liabilities, net have been classified in the line Cost of sales.

b)	The line Taxes other than income taxes has been reclassified to the line Other operating expenses, except for turnover tax on gross revenue, which has been classified as reduction of revenue.

c)	The line Time charter, voyage and port terminal revenues and Sales of products have been classified to the line revenue.

d)	The line other, net has been separated to the line other operating income and the line Other income (under operating profit/loss) depending of the nature of other income

Interest income and interest expense have been classified to finance income and finance expense respectively.

Note 4: Segment Information

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company of which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income to evaluate operating performance of each segment. The guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(i)	Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal facilities in Uruguay based on throughputs. Its dry port terminal operations are comprised of two port terminals, one for agricultural and forest-related exports and one for mineral-related exports which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

(ii)	Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

The Cabotage Business segment

Navios Logistics owns and operates vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six product tanker vessels, a river and estuary tanker vessel and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31, 2019
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	102,103	46,551	78,555	227,209
Cost of sales	(34,458)	(35,150)	(67,516)	(137,124)

Gross profit	67,645	11,401	11,039	90,085

Administrative expenses	(5,734)	(2,463)	(9,555)	(17,752)
Other operating income	1,081	—	1,481	2,562
Other operating expenses	—	(2,527)	(4,156)	(6,683)
Allowance for expected credit losses on financial	(198)	—	(143)	(341)

Operating profit/(loss)	62,794	6,411	(1,334)	67,871

Finance income	1,934	441	2,204	4,579
Finance costs	(17,835)	(5,158)	(18,192)	(41,185)
Foreign exchange differences, net	(387)	(911)	(298)	(1,596)
Other income	458	104	522	1,084

Profit/(loss) before tax	46,964	887	(17,098)	30,753

Income tax (expense)/income	—	(1,263)	664	(599)

Profit/(loss) for the year	46,964	(376)	(16,434)	30,154

	Year Ended December 31, 2018
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	99,321	41,813	65,156	206,290
Cost of sales	(53,906)	(32,207)	(61,496)	(147,609)

Gross profit	45,415	9,606	3,660	58,681

Administrative expenses	(3,877)	(2,496)	(9,403)	(15,776)
Other operating income	9,269	704	2,067	12,040
Other operating expenses	—	(2,009)	(4,412)	(6,421)
Allowances for expected credit losses on financial	—	—	(76)	(76)

Operating profit/(loss)	50,807	5,805	(8,164)	48,448

Finance income	64	—	453	517
Finance costs	(16,860)	(4,928)	(18,549)	(40,337)
Foreign exchange differences, net	(377)	(583)	(395)	(1,355)

Profit/(loss) before tax	33,634	294	(26,655)	7,273

Income tax (expense)/income	—	(910)	2,047	1,137

Profit/(loss) for the year	33,634	(616)	(24,608)	8,410

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Year Ended December 31, 2017
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	86,098	45,830	77,740	209,668
Cost of sales	(50,663)	(41,971)	(67,774)	(160,408)

Gross profit	35,435	3,859	9,966	49,260

Administrative expenses	(3,824)	(1,718)	(11,539)	(17,081)
Other operating income	16	—	3,846	3,862
Other operating expenses	—	(2,164)	(3,906)	(6,070)
Allowance for expected credit losses on financial assets	—	—	(569)	(569)

Operating profit/(loss)	31,627	(23)	(2,202)	29,402

Finance income	14	—	224	238
Finance costs	(7,545)	(4,784)	(16,733)	(29,062)
Foreign exchange differences, net	(406)	144	(464)	(726)

Profit/(loss) before tax	23,690	(4,663)	(19,175)	(148)

Income tax (expense)/income	—	(1,199)	4,581	3,382

Profit/(loss) for the year	23,690	(5,862)	(14,594)	3,234

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels, including constructions in progress, amounted to $338,501, $354,374 and $361,488 at December 31, 2019, 2018 and 2017, respectively, and amounted to $329,718 at January 1, 2017.

All the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment amounted to $207,001, $213,585 and $219,015 as of December 31, 2019, 2018 and 2017, respectively, and amounted to $202,568 at January 1, 2017.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $14,196, $15,970 and $17,745 as of December 31, 2019, 2018 and 2017, respectively, and amounted to $20,561 at January 1, 2017, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $40,315, $41,314 and $42,263 as of December 31, 2019, 2018 and 2017, respectively, and amounted to $42,990 at January 1, 2017.

Goodwill totaling $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively, for all periods presented.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Note 5: Revenue

5.1 Disaggregated revenue information

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2018	2017
COA/Voyage revenues	$49,488	$35,623	$42,455
Time chartering revenues non-lease component	31,867	30,208	34,935
Dry port terminal revenues	80,180	58,552	43,984
Storage fees (dry port) revenues	3,452	882	1,974
Dockage revenues	4,310	3,136	4,497
Sale of products revenues	9,384	32,508	32,572
Liquid port terminal revenues	4,032	3,739	2,841
Other dry port terminal revenue	745	504	230
Turnover tax-non lease component	(441)	(558)	(1,225)

Revenue from contracts with customers	$183,017	$164,594	$162,263
Time chartering revenues lease component	$44,813	$42,481	$49,128
Turnover tax-lease component	(621)	(785)	(1,723)

Total revenue	$227,209	$206,290	$209,668

Set out below, is the reconciliation of the revenue from contracts with customers with the amounts disclosed in the segment information (Note 4):

	For the year ended December 31, 2019
	Port Terminal Business	Cabotage Business	Barge Business	Total
COA/Voyage revenues	—	$1,924	$47,564	$49,488
Time chartering revenues non-lease component	—	18,944	12,923	31,867
Dry port terminal revenues	80,180	—	—	80,180
Storage fees (dry port) revenues	3,452	—	—	3,452
Dockage revenues	4,310	—	—	4,310
Sale of products revenues	9,384	—	—	9,384
Liquid port terminal revenues	4,032	—	—	4,032
Other dry port terminal revenue	745	—	—	745
Turnover tax-non lease component	—	(398)	(43)	(441)

Revenue from contracts with customers	$102,103	$20,470	$60,444	$183,017
Time chartering revenues lease component	—	26,641	18,172	$44,813
Turnover tax-lease component	—	(560)	(61)	(621)

Total revenue	$102,103	$46,551	$78,555	$227,209

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	For the year ended December 31, 2018
	Port Terminal Business	Cabotage Business	Barge Business	Total
COA/Voyage revenues	—	$1,518	$34,105	$35,623
Time chartering revenues non-lease component	—	17,282	12,926	30,208
Dry port terminal revenues	58,552	—	—	58,552
Storage fees (dry port) revenues	882	—	—	882
Dockage revenues	3,136	—	—	3,136
Sale of products revenues	32,508	—	—	32,508
Liquid port terminal revenues	3,739	—	—	3,739
Other dry port terminal revenue	504	—	—	504
Turnover tax-non lease component	—	(535)	(23)	(558)

Revenue from contracts with customers	$99,321	$18,265	$47,008	$164,594
Time chartering revenues lease component	—	24,301	18,180	42,481
Turnover tax-lease component	—	(753)	(32)	(785)

Total revenue	$99,321	$41,813	$65,156	$206,290

	For the year ended December 31, 2017
	Port Terminal Business	Cabotage Business	Barge Business	Total
COA/Voyage revenues	—	$683	$41,772	$42,455
Time chartering revenues non-lease component	—	19,718	15,217	34,935
Dry port terminal revenues	43,984	—	—	43,984
Storage fees (dry port) revenues	1,974	—	—	1,974
Dockage revenues	4,497	—	—	4,497
Sale of products revenues	32,572	—	—	32,572
Liquid port terminal revenues	2,841	—	—	2,841
Other dry port terminal revenue	230	—	—	230
Turnover tax-non lease component	—	(956)	(269)	(1,225)

Revenue from contracts with customers	$86,098	$19,445	$56,720	$162,263
Time chartering revenues lease component	—	27,729	21,399	$49,128
Turnover tax-lease component	—	(1344)	(379)	(1,723)

Total revenue	$86,098	$45,830	$77,740	$209,668

5.2 Contract balances

	December 31, 2019	December 31, 2018	December 31, 2017	January 1, 2017
Trade receivable from contract with customers (Note 14)	32,499	30,579	27,929	34,855
Contract assets (Note 14)	67	502	578	270
Contract liabilities (Note 2(g))	2,762	2,083	2,664	2,982

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

5.3 Performance obligations

Trade receivables from contracts with customers represent net amounts receivable from customers in respect of voyage charters, port terminals and in respect of time charters for the non-lease (service component) of the receivable.

Contract assets represent amounts from contracts with customers that reflect services transferred to customers for before payment or consideration is due. Specifically, contract assets represent the freight, demurrage, deviation and other amounts receivable from charterers for the completed voyage performance as at the period end. The balances of contract assets vary and depend on ongoing voyage charters at period end.

Contract liabilities represent the performance due to a customer for the remaining voyage as at the period end. This may happen in the case where the customer has made an advance payment before the completion of the voyage as of the period end date. The balances of contract liabilities vary and depend on advance payments received at period end.

As of December 31, 2019, the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period were as follows:

Amount
2020	65,595
2021	63,628
2022	56,669
2023	53,055
2024	49,440
2025 and thereafter	631,748

Total	920,135

Note 6: Cost Of Sales

Cost of sales for the years ended December 31, 2019, 2018 and 2017 were as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Time charter, voyage and port terminal expenses	42,536	31,393	33,063
Direct vessel expenses	48,725	48,962	62,554
Cost of products sold	9,077	31,289	30,717
Depreciation and amortization	34,217	35,965	34,074
Impairment losses	2,569	—	—

Total cots of sales	137,124	147,609	160,408

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

A)	Time charter, voyage and port terminal expenses

Time charter, voyage and port terminal expenses for the years ended December 31, 2019, 2018 and 2017 were as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Fuel	$14,103	$11,150	$10,471
Time charter	3,865	114	1,564
Ports payroll and related costs	8,880	8,302	7,971
Ports repairs and maintenance	2,011	1,059	1,044
Ports rent	1,214	503	548
Ports insurances	1,708	1,534	1,017
Docking expenses	2,423	2,436	3,272
Maritime and regulatory fees	802	615	578
Towing expenses	3,526	2,177	2,597
Other expenses	4,004	3,503	4,001

Total	$42,536	$31,393	$33,063

B)	Direct vessel expenses

Direct vessel expenses for the year ended December 31, 2019, 2018 and 2017 were as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Payroll and related costs	$27,837	$30,138	$41,231
Insurances	3,931	3,831	3,534
Repairs and maintenance	6,100	6,638	7,952
Lubricants	686	631	736
Victualing	1,223	1,242	1,739
Travel expenses	2,557	2,013	3,343
Stores	2,167	1,825	2,062
Other expenses	4,224	2,644	1,957

Total	$48,725	$48,962	$62,554

C)	Depreciation and amortization

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Depreciation of tangible assets	$31,296	$33,092	$29,425
Depreciation of RoU asset	$148	$149	$1,106
Amortization of intangible assets	$2,773	$2,724	$3,543

Total	$34,217	$35,965	$34,074

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Note 7: Administrative Expenses

General and administrative expenses for the year ended December 31, 2019, 2018 and 2017 were as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Payroll and related costs	8,180	5,423	7,030
Professional fees	4,125	4,677	3,998
Other expenses	4,325	4,211	4,770
Depreciation of RoU asset	644	654	755
Depreciation of tangible assets	478	811	528

Total	17,752	15,776	17,081

As of December 31, 2019, the Company employed 401 land-based employees: 23 employees in the Asuncion, Paraguay office, 46 employees at the port facility in San Antonio, Paraguay, 99 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 216 employees at the dry port facilities in Uruguay, and 11 employees in the Corumbá, Brazil office and 548 seafarers as crew on our vessels.

Note 8: Finance Income & Costs

Finance income for the year ended December 31, 2019, 2018 and 2017 was as follows:

	For the year ended December 31,
	2019	2018	2017
Finance income from short term deposits	748	517	238
Finance income from loan to parent (note 21)	3,520	—	—
Other finance income	311	—	—

Total finance income	4,579	517	238

Finance costs for the year ended December 31, 2019, 2018 and 2017 were as follows:

	For the year ended December 31,
	2019	2018	2017
Interest on debts and borrowings	37,979	37,307	27,071
Deferred financing cost	2,552	2,362	1,275
Interest on lease liabilities	654	668	716

Total finance cost	41,185	40,337	29,062

Foreign exchange differences, net for the year ended December, 31 2019, comprise of $1,857 losses and $261 gain.

Foreign exchange differences for the year ended 2018 and 2017 comprise of $1,355 and $726 losses, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Note 9: Income Tax / Deferred Tax

As indicated in Note 1, the Company is a Marshall Islands corporation. However, the Company is subject to tax in Argentina, Paraguay and Brazil, and with respect to its cabotage operations in Uruguay, jurisdictions where certain of its subsidiaries operate. The Company’s operations in Panama and the port and international barge transportation services in Uruguay are not taxed. The corporate income tax rate in Argentina, Paraguay, Brazil, and Uruguay is 30%, 10%, 34%, and 25%, respectively for the year ended December 31, 2019. As a result of the tax reforms voted by the Argentinian Parliament in December 2017 and December 2019, the corporate income tax rate has decreased from 35% in 2017 to 30% for the period from 2018 to 2021.

The components of income before income taxes in consolidated statements of income for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Argentina	$(503)	$(5,058)	$(6,219)
Paraguay	1,786	2,357	(1,511)
Uruguay	56,572	36,951	36,735
Panama	(23,600)	(20,377)	(26,362)
Marshall Islands	(3,597)	(6,984)	(2,894)
Brazil	95	384	103

Total income/(loss) before income taxes and non-controlling interest	$30,753	$7,273	$(148)

Income tax (expense)/ benefit is comprised of:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Current	(98)	842	(135)
Deferred	(864)	542	3,860

Total Argentina	($962)	$1,384	$3,725
Current	—	—	—
Deferred	(77)	4	(59)

Total Brasil	($77)	$4	($59)
Current	(102)	(58)	(99)
Deferred	(100)	(193)	(185)

Total Paraguay	($202)	($251)	($284)
Current	—	—	—
Deferred	642	—	—

Total Uruguay	$642	—	—

Total income tax (expense)/ benefit	($599)	$1,137	$3,382

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The net loss subject to income taxes corresponds to the operations in Argentina, Brazil, Paraguay, and the cabotage operations in Uruguay:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Benefit before income taxes and non-controlling interest	$30,753	$7,273	($148)
Panama, Marshall Islands, Uruguay Port/Barge (not taxed)	($31,945)	($9,590)	($7,479)

Net loss subject to income taxes	($1,192)	($2,317)	($7,627)

Reconciliation of taxes calculated based on statutory tax rates to income tax (expense)/benefit:

	December 31, 2019	December 31, 2018	December 31, 2017
Income tax calculated at the tax rates applicable to profits in the respective countries (expense)/benefit	$582	$1,150	$2,293

Tax effect of amounts which are not (deductible)/taxable in calculating taxable income
Allocation of parent company expenses, not deductible for local income tax	($409)	($215)	($504)
Foreign exchange losses/gains in $, not (deductible)/taxable for local income tax	($443)	$20	($101)
Impact of changes in local income tax rate on future years deferred tax, not taxable for local income tax	($208)	—	$2,837
Other local GAAP and local tax return adjustments	($121)	$182	($1,143)

Total income tax (expense)/ benefit	($599)	$1,137	$3,382

The components of deferred income taxes included on the balance sheets were as follows:

	December 31, 2019	December 31, 2018	December 31, 2017	January 1, 2017
Deferred income tax assets:
Future deductible differences	$785	$931	$1,329	$649
Tax loss carry-forward	—	387	260	1,199

Total deferred income tax assets	$785	$1,318	$1,589	$1,848

Deferred income tax liability:
Intangible assets	(3,745)	(4,013)	(4,548)	(7,222)
Property, plant and equipment, net	(3,225)	(3,264)	(3,347)	(4,810)
Other	(1,305)	(1,210)	(1,213)	(1,009)

Total deferred income tax liability	(8,275)	(8,487)	(9,108)	(13,041)

Net deferred income tax liability	($7,490)	($7,169)	($7,519)	($11,193)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The evolution of the deferred income tax assets and liabilities included on the balance sheets was as follows:

Deferred income tax assets	Future deductible differences	Tax loss carry-forward	Total Deferred Income Tax Assets
At January 1, 2017	649	1,199	1,848

Variance of nondeductible unpaid intercompany balances	1,038	—	1,038
Net utilization of tax loss carry-forward	—	(771)	(771)
Changes in income tax rate	—	(168)	(168)
Other	(358)	—	(358)

At December 31, 2017	1,329	260	1,589

Variance of nondeductible unpaid intercompany balances	(164)	—	(164)
Net increase of tax loss carry-forward	—	127	127
Other	(234)	—	(234)

At December 31, 2018	931	387	1,318

Variance of nondeductible unpaid intercompany balances	(425)	—	(425)
Nondeductible impact of vessel impairment	642	—	642
Net utilization of tax loss carry-forward	—	(490)	(490)
Changes in income tax rate	—	103	103
Other	(363)	—	(363)

At December 31, 2019	785	—	785

Deferred income tax liabilities	Intangible Assets	Property, Plant, and Equipment	Other deferred tax liabilities	Total Deferred Income Tax Liabilities
At January 1, 2017	(7,222)	(4,810)	(1,009)	(13,041)

Depreciations and Amortizations	988	144	—	1,132
Changes in income tax rate	1,686	1,319	—	3,005
Other	—	—	(204)	(204)

At December 31, 2017	(4,548)	(3,347)	(1,213)	(9,108)

Depreciations and Amortizations	535	83	—	618
Other	—	—	3	3

At December 31, 2018	(4,013)	(3,264)	(1,210)	(8,487)

Depreciations and Amortizations	534	84	—	618
Changes in income tax rate	(266)	(45)	—	(311)
Other	—	—	(95)	(95)

At December 31, 2019	(3,745)	(3,225)	(1,305)	(8,275)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Note 10: Other Operating Income & Expense

Other operating income for the years ended December 31, 2019, 2018 and 2017 were as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Gain from insurance claims	2,536	9,244	2,713
Gain from provisions	26	2,063	72
Gain on sale of assets	—	28	1,064
Other income	—	705	13

Total	2,562	12,040	3,862

Other operating expense comprises taxes other than income taxes which for the years ended December 31, 2019, 2018 and 2017 were $6,683, $6,421 and $6,070, respectively.

Note 11: Tangible Assets And Assets Under Construction

Tangible assets

Tangible assets consist of the following:

Tanker vessels, barges and pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2017	442,627	(145,794)	296,833

Additions	5,531	(16,969)	(11,438)
Disposals	(3,585)	3,585	—
Transfer from right of use asset	22,832	—	22,832

Balance December 31, 2017	467,405	(159,178)	308,227

Additions	3,581	(18,642)	(15,061)
Transfers from oil storage plant and port facilities for liquid cargoes	629	—	629
Transfers from deposits for vessels, port terminal and other fixed assets, net	49,421	—	49,421

Balance December 31, 2018	521,036	(177,820)	343,216

Additions	2,403	(18,985)	(16,582)
Impairment loss	—	(2,569)	(2,569)
Write-down	(2,064)	866	(1,198)

Balance December 31, 2019	521,375	(198,508)	322,867

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Deferred dry dock and special survey costs	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2017	37,148	(20,419)	16,729

Additions	3,686	(7,266)	(3,580)
Transfer from right of use asset	3,263	—	3,263

Balance December 31, 2017	44,097	(27,685)	16,412

Additions	1,950	(7,204)	(5,254)

Balance December 31, 2018	46,047	(34,889)	11,158

Additions	5,138	(5,166)	(28)

Balance December 31, 2019	51,185	(40,055)	11,130

Dry port terminals	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2017	80,103	(15,823)	64,280

Additions	4,363	(4,825)	(462)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357

Balance December 31, 2017	221,823	(20,648)	201,175

Additions	2,529	(6,807)	(4,278)
Disposals	(156)	137	(19)
Transfers to other long term-assets	(26)	—	(26)

Balance December 31, 2018	224,170	(27,318)	196,852

Additions	602	(6,866)	(6,264)

Balance December 31, 2019	224,772	(34,184)	190,588

Oil storage plant and port facilities for liquid cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2017	29,121	(11,568)	17,553

Additions	698	(411)	287

Balance December 31, 2017	29,819	(11,979)	17,840

Additions	—	(478)	(478)
Transfers to tanker vessels, barges and pushboats	(629)	—	(629)

Balance December 31, 2018	29,190	(12,457)	16,733

Additions	—	(320)	(320)

Balance December 31, 2019	29,190	(12,777)	16,413

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2017	5,613	(3,297)	2,316

Additions	184	(482)	(298)
Disposals	(75)	28	(47)

Balance December 31, 2017	5,722	(3,751)	1,971

Additions	1,708	(772)	936
Write-off	(34)	—	(34)

Balance December 31, 2018	7,396	(4,523)	2,873

Additions	434	(437)	(3)

Balance December 31, 2019	7,830	(4,960)	2,870

Total	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2017	594,612	(196,901)	397,711

Additions	14,462	(29,953)	(15,491)
Disposals	(3,660)	3,613	(47)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357
Transfer from right of use asset	26,095	—	26,095

Balance December 31, 2017	768,866	(223,241)	545,625

Additions	9,768	(33,903)	(24,135)
Disposals	(156)	137	(19)
Transfers from deposits for vessels, port terminals and other fixed assets	49,421	—	49,421
Transfers to other long term-assets	(26)	—	(26)
Write-off	(34)	—	(34)

Balance December 31, 2018	827,839	(257,007)	570,832

Additions	8,577	(31,774)	(23,197)
Write-down	(2,064)	866	(1,198)
Impairment loss	—	(2,569)	(2,569)

Balance December 31, 2019	834,352	(290,484)	543,868

Certain assets of the Company have been pledged as collateral for loan facilities. As of December 31, 2019, 2018 and 2017 and January 1, 2017, the net book value of such assets was $88,573, $121,841, $106,397 and $109,264, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

As of December 31, 2019, Navios Logistics after considering the changes in the way the tanker vessel Malva H is expected to be used in the near future, the Company performed an impairment assessment in accordance with its accounting policy (Note 2). The estimated recoverable amount (value in use) was lower than the respective carrying amount of such vessel and, consequently, an aggregate impairment loss of $2,569 was recognized in its consolidated statements of income for the year ended December 31, 2019, as illustrated below:

	As of and for the year ended December 31, 2019
Vessel	Initial carrying amount	Impairment loss	Net book value (recoverable amount)
Malva H	12,187	(2,569)	9,618

Since 2018, Navios Logistics acquired approximately 6.9 hectares of undeveloped land located in the Port Murtinho region of Brazil, and is in the process of acquiring 2.3 additional hectares. Navios Logistics plans to develop this land for its port operations, for a total cost of $1,155.

During the third quarter of 2018, a river and estuary tanker was delivered to Navios Logistics. As of December 31, 2018, a total of $17,389 had been transferred to “Tangible assets” in the consolidated statement of financial position of which borrowing cost amounted to $628. As of December 31, 2017, Navios Logistics had paid $6,141 for the construction of the river and estuary tanker (including supervision cost).

During the first quarter of 2018, three new pushboats were delivered to Navios Logistics. As of December 31, 2018, a total of $32,032 had been transferred to “Tangible assets” in the consolidated statement of financial position of which borrowing cost amounted to $3,874. As of December 31, 2017, Navios Logistics had paid $30,708 for the construction of the three new pushboats.

During the second quarter of 2017, Navios Logistics substantially completed the expansion of its dry port in Uruguay. As of December 31, 2017, a total of $137,357 had been transferred to “Tangible assets” in the consolidated statement of financial position of which borrowing cost amounted to $9,971. As of December 31, 2016, Navios Logistics had paid $120,735, for the expansion of its dry port in Uruguay. Borrowing cost included in deposits for vessels, port terminals and other fixed assets for the expansion of dry port amounted to $6,862 as of January 01, 2017.

Assets under construction

On November 21, 2019, Navios Logistics entered into a shipbuilding contract, for the construction of six liquid barges for a total consideration of $17,140. Pursuant to this agreement, the Company has secured the availability of credit for up to 75% of the purchase price, and up to a five year repayment period starting from the delivery of each vessel. The barges are expected to be delivered starting from the third quarter of 2020 through the fourth quarter of 2020. As of December 31, 2019, Navios Logistics had paid $4,046 for the construction of these barges.

As of December 31, 2019, Navios Logistics had paid $458 for capitalized expenses for the development of its port operations in Port Murtinho region, Brazil.

On February 11, 2014, Navios Logistics entered into an agreement, as amended on June 3, 2016, for the construction of three new pushboats with a purchase price of $7,344 for each pushboat. As of December 31, 2017 and 2016, Navios Logistics had paid $30,708 and $16,156, respectively, for the construction of the new

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

pushboats which were delivered in February 2018. Borrowing cost included in assets under construction for the construction of the three new pushboats amounted to $3,384 and $1,934 as of December 31, 2017 and 2016, respectively.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of $14,854 (€12,400). As of December 31, 2017, Navios Logistics had paid $6,141 (including supervision cost). Borrowing cost included in deposits for vessels, port terminals and other fixed assets for the construction of this tanker amounted to $205 as of December 31, 2017. The vessel was delivered in the second quarter of 2018.

During the second quarter of 2017, Navios Logistics substantially completed the expansion of its dry port in Uruguay. As of December 31, 2017, a total of $137,357 had been transferred to “Tangible assets” in the consolidated balance sheets of which borrowing cost amounted to $9,971.

Note 12: Intangibles

Intangible assets other than goodwill

Intangible assets as of December 31, 2019, 2018, 2017 and January 1, 2017 consist of the following:

December 31, 2019	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2019
Port terminal operating rights	53,152	(12,837)	40,315
Customer relationships	36,120	(21,924)	14,196

Total intangible assets	$89,272	$(34,761)	$54,511

December 31, 2018	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2018
Port terminal operating rights	53,152	(11,838)	41,314
Customer relationships	36,120	(20,150)	15,970

Total intangible assets	$89,272	$(31,988)	$57,284

December 31, 2017	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2017
Trade name	$10,420	$(10,420)	—
Port terminal operating rights	53,152	(10,889)	42,263
Customer relationships	36,120	(18,375)	17,745

Total intangible assets	$99,692	$(39,684)	$60,008

January 1, 2017	Acquisition Cost	Accumulated Amortization	Net Book Value January 1, 2017
Trade name	$10,420	$(9,378)	$1,042
Port terminal operating rights	53,152	(10,162)	42,990
Customer relationships	36,120	(16,601)	19,519

Total intangible assets	$99,692	$(36,141)	$63,551

For all the years presented, no additions of intangible assets occurred.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Amortization expense for each of the years ended December 31, 2019, 2018 and 2017, amounted to $2,773, $2,724 and $3,543, respectively.

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	995	995	995	995	995	35,340	40,315
Customer relationships	1,775	1,775	1,775	1,775	1,775	5,321	14,196

Total	$2,770	$2,770	$2,770	$2,770	$2,770	$40,661	$54,511

Goodwill

Goodwill resulted from acquisitions of businesses amounted to $104,096 in all periods presented. As of December 31, 2019, the Company performed impairment tests on goodwill and concluded that no impairment should be recognized. The recoverable amount of $1,164 is determined based on discounted future cash flows based on the financial budget approved by management for the year ended December 31, 2019, and management forecasts until 2024. A weighted average cost of capital rate of 8.54% used to discount the future cash flows.

Note 13: Other Non-current Assets

Other non-current assets as of December 31, 2019, 2018, and 2017 and January 1, 2017, consist of the following:

	December 31, 2019	December 31, 2018	December 31, 2017	January 1, 2017
Prepaid expenses(1)	9,321	1,713	—	165
Fuel delivery	—	687	687	687
Deposits in guarantee to free zone	195	—	—	—
Other	875	1,244	82	1,046

Total	10,391	3,644	769	1,898

(1)	Includes $9,307 related to deferred financing cost.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Note 14: Trade Receivables

Trade receivable consisted of the following:

	December 31, 2019	December 31, 2018	December 31, 2017	January 1, 2017
Receivables from other related parties (Note 21)	694	150	—	—
Receivables from third party customers	32,499	30,579	27,929	34,855

	33,193	30,729	27,929	34,855
Allowance for expected credit losses	(2,490)	(2,857)	(2,781)	(2,212)

Total trade receivables	30,703	27,872	25,148	32,643

A) Trade receivables from contracts with customers

Trade receivables are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement immediately and therefore are all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain certain significant financing components, at which point they are recognized at fair value. The Company holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest rate method.

B) Allowances

Movement in the allowance for expected credit losses of trade receivables:

Amounts
Balance as at January 1, 2017	2,212
Provision for expected credit losses	569

Balance as at December 31, 2017	2,781

Provision for expected credit losses	76

Balance as at December 31, 2018	2,857

Provision for expected credit losses	341
Utilized provision	(708)

Balance as at December 31, 2019	2,490

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Note 15: Cash And Cash Equivalent

Cash and cash equivalents consisted of the following:

	December 31, 2019	December 31, 2018	December 31, 2017	January 1, 2017
Cash at banks and on hand	45,405	73,972	79,885	65,179
Short-term deposits	200	2,500	3	3

Total	45,605	76,472	79,888	65,182

Short-term deposits are comprised of deposits with banks with original maturities of less than 90 days.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Logistics does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Logistics also seeks to reduce its exposure to credit risk by dealing with a diversified group of major financial institutions.

Note 16: Prepayments And Other Current Assets

Prepayments and other current assets consist of the following:

	Year Ended December 31, 2019	Year Ended December 31, 2018		Year Ended December 31, 2017	Year Ended January 1, 2017
Insurance claims receivable, net	109	11,761	(1)	1,025	1,744
VAT and other credits	1,012	1,421		2,186	2,526
Deferred insurance premiums	2,117	2,604		1,074	2,042
Advances to providers	621	494		192	1,285
Restricted cash	—	—		—	2,900
Other	1,659	1,232		1,706	2,195

Total	5,518	17,512		6,183	12,692

(1)	As of December 31, 2018, includes $11,571 related to insurance claim at the iron ore port terminal in Nueva Palmira, Uruguay.

Note 17: Issued Capital And Reserves

Share Capital

As of December 31, 2019, 2018 and 2017 and January 1, 2017, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Distributions

For the year ended December 31, 2019 and 2018, the management proposed no dividends distribution. Dividends are recorded in the Company’s consolidated financial statements in the period in which they are declared. On November 3, 2017, the Company paid a dividend in the aggregate amount of $70,000.

Note 18: Interest-bearing Loans and Borrowings

Interest-bearing loans and borrowings consist of the following:

	December 31, 2019	December 31, 2018	December 31, 2017	January 1, 2017
Term Loan B Facility	1,000	1,000	1,000	—
Notes Payable	4,841	4,781	4,711	4,532
BBVA loan	6,050	5,025	3,950	1,750
Term Bank loan	1,400	1,400	1,400	—
Credit agreement for a river and estuary tanker	—	3,545	—	—
Loan for Nazira	69	69	69	321

Current portion of interest-bearing loans and borrowings	13,360	15,820	11,130	6,603

Senior Notes	375,000	375,000	375,000	375,000
Term Loan B Facility	97,000	98,000	99,000	—
Notes Payable	17,628	22,094	26,398	29,915
BBVA loan	8,225	14,275	19,300	23,250
Term Bank loan	9,100	10,500	11,900	—
Credit agreement for a river and estuary tanker	—	2,364	—	—
Loan for Nazira	46	115	184	—

Non-current portion of interest-bearing loans and borrowings	506,999	522,348	531,782	428,165

Less: deferred financing costs, net	(5,430)	(7,981)	(10,166)	(6,820)

Total interest-bearing loans and borrowings	514,929	530,187	532,746	427,948

2022 Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (U.S.) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $375,000 in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time on or after May 1, 2019, at a fixed price of 101.813%, which price declines ratably until it reaches par in May 2020. Upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of December 31, 2019, 2018 and 2017, deferred financing costs associated with the 2022 Senior Notes amounted to $3,323, $4,576 and $5,740, respectively. Finance expense associated with the senior notes amounted to $27,188, $27,188 and $27,188 for the years ended December 31, 2019, 2018 and 2017, respectively.

The indenture governing the 2022 Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Senior Notes includes customary events of default.

In addition, there are no significant restrictions on (i) the ability of the issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100,000 Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four-year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, Naviera Alto Parana and Terra Norte, which are deemed to be immaterial, and Logistics Finance, which is the co-borrower of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement governing the Term Loan B Facility provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on four tanker vessels servicing Navios Logistics cabotage business (on August 28, 2019, one tanker vessel was added as collateral in substitution of two tanker vessels), as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of December 31, 2019, a balance of $98,000 was outstanding under the Term Loan B Facility.

As of December 31, 2019, 2018 and 2017, unamortized deferred financing costs associated with the Term Loan B Facility amounted to $2,056, $3,188 and $4,331, respectively. Finance expense associated with the Term Loan B Facility amounted to $7,150, $7,171 and $1,006 for the year ended December 31, 2019, 2018 and 2017, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2019, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $22,469.

Finance expense associated with the Notes Payable amounted to $1,591, $1,775 and $1,013 for the year ended December 31, 2019, December 31, 2018 and December 31, 2017, respectively.

Other Indebtedness

On December 15, 2016, the Company entered into a $25,000 facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2019, the outstanding amount of the loan was $14,275.

On May 18, 2017, the Company entered into a $14,000 term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7,000 on the last repayment date. As of December 31, 2019, the outstanding amount of the Term Bank Loan was $10,500. As of December 31, 2019, 2018 and 2017, unamortized deferred financing costs associated with the Term Bank Loan amounted to $51, $73 and $95, respectively.

On August 17, 2018, the Company entered into a $6,781 (€6,200) credit agreement in order to finance the 50% of the purchase price of a river and estuary tanker. The credit agreement bears interest at a fixed rate of 675 basis points and is repayable in 24 monthly installments with the final repayment in August 17, 2020. On August 26, 2019, the Company prepaid the total outstanding balance of the credit agreement for a river and estuary tanker, which was $3,472 (€3,100).

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2019, the outstanding loan balance was $115. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all applicable covenants as of December 31, 2019.

The annual weighted average interest rates of the Company’s total interest-bearing loans and borrowings were 7.12%, 7.04% and 6.13% for the year ended December 31, 2019, 2018 and 2017, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The interest-bearing loans and borrowings arising from financing activities were as follows:

	2019	2018	2017
At January 1,	530,187	532,746	427,948
Proceeds from Term Loan B Facility, net of deferred finance costs and discount	—	—	95,487
Proceeds from notes payable	—	—	709
Proceeds from long term debt, net of deferred finance costs	—	6,919	13,893
Repayment of long-term debt and payment of principal	(13,403)	(7,607)	(2,519)
Repayment of notes payable	(4,304)	(4,240)	(4,040)
Accretion of Notes payable / unwinding of discount	(103)	7	(7)
Amortization of deferred financing cost	2,552	2,362	1,275

At December 31,	514,929	530,187	532,746

The maturity table below reflects future payments of the long-term interest-bearing loans and borrowings and interest outstanding as of December 31, 2019, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
2020	$49,382
2021	144,578
2022	403,455
2023	5,315
2024	2,443
2025 and thereafter	82

Total	$605,255

Note 19: Trade & Other Payables

Trade and other payables as of December 31, 2019, 2018 and 2017 and as of January 1, 2017, consist of the following:

	December 31, 2019	December 31, 2018	December 31, 2017	January 1, 2017
Trade payables	12,855	15,470	21,614	28,782
Accrued expenses	12,478	10,888	13,348	11,310
Tax payable	7,887	6,094	5,002	4,591
Other payable	336	183	230	527
Professional fees payable	553	1,431	429	607
Relaties parties	—	—	265	54
Deferred lease revenue	2,253	2,679	3,076	1,535

Total	36,362	36,745	43,964	47,406

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Note 20: Leases

Company as a lessee

The Company has lease contracts for land and offices used in its operations. Leases of land generally have an average lease term of 49 years with extension option attached, while office lease agreements generally have lease terms between 1.5 and 3.5 years.

The Company also has certain leases of offices with lease terms of 12 months or less and leases of photo copy machines with low value. The Company applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

As of the transition date, the Company had entered into finance leases of vessels, for which during May 2017 proceeded with an early repayment of the future lease payments.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Land	Vessels	Office buildings	Total right of use assets
Balance as at January 1, 2017	7,376	32,296	2,393	42,065
Additions	—	178	87	265
Transfer to vessel due to termination of lease obligation	—	(31,516)	—	(31,516)
Depreciation expense	(149)	(958)	(754)	(1,861)

Balance as at December 31, 2017	7,227	—	1,726	8,953

Additions	—	—	471	471
Depreciation expense	(149)	—	(654)	(803)

Balance as at December 31, 2018	7,078	—	1,543	8,621

Additions	—	—	225	225
Depreciation expense	(149)	—	(643)	(792)

Balance as at December 31, 2019	6,929	—	1,125	8,054

An analysis of the lease liabilities is as follows:

	2019	2018	2017
At January 1,	8,979	9,148	27,386
Additions	224	472	86
Accretion of interest	654	668	716
Lease Termination	—	—	(16,483)
Payments	(1,306)	(1,309)	(2,557)

At December 31,	8,551	8,979	9,148

Current	1,300	1,308	1,309
Non-current	7,251	7,671	7,839

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The maturity table of the undiscounted cash flows of the lease liabilities is presented below:

	Less than 1 year	Between 1 and 5 years	Over 5 years	Total
Lease Liability	1,300	2,761	23,002	27,063

The table below presents the Company’s fixed and variable lease payments for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Fixed lease payments	1,306	1,309	2,557
Variable lease payments	1,207	751	809

Total	2,513	2,060	3,366

The table below presents the components of the Company’s lease expense for the year ended December 31, 2019, 2018 and 2017:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Depreciation expense of right-of-use assets	792	803	1,861
Finance expense on lease liabilities	654	668	716
Expense relating to short-term leases	3,865	114	1,564

	5,311	1,585	4,141

The Company had total cash outflows for leases of $5,171 in 2019, ($1,423 in 2018 and $4,121 in 2017). The Company also had non-cash additions to right-of-use assets and lease liabilities of $225 in 2019 ($471 in 2018 and $87 in 2017).

The Company has certain lease contracts that include extension options. Management exercises judgment in determining whether these extension options are reasonably certain to be exercised, see Note 2(y).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Company as a lessor

The Company through its subsidiaries entered into time charter agreements with aggregate hire receivables (contracted revenues), comprising lease revenue and service revenue. There are no significant variable lease payments in relation to these agreements. At the end of the reporting period, undiscounted lease receipts and the transaction price allocated to the remaining service performance obligations, from the inception date, over the lease term, were as follows:

Amount
2020	63,842
2021	33,916
2022	18,756
2023	16,195
2024	10,760
2025 and thereafter	10,731

Total	154,200

In February 2017, two self-propelled barges of the Company’s fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. The sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option, at no cost, at the end of the lease period.

Future minimum collections of net investment in the lease as of December 31, 2019, are as follows:

Collections Due by Period	December 31, 2019
December 31, 2020	$114
December 31, 2021	203
December 31, 2022	40
December 31, 2023	169

Total future minimum net investment in the lease collections	526
Less: amount representing interest	(55)

Present value of future minimum net investment in the lease collections(1)	$471

(1)	Reflected in the balance sheet as net investment in the lease current and non-current.

Note 21: Related Party Disclosures

At December 31, 2019, 2018 and 2017, the amounts due from/(to) affiliate companies were as follows:

	December 31, 2019	December 31, 2018	December 31, 2017	January 1, 2017
Navios Holdings (Parent)	72,315	150	(265)	(54)
Navios Shipmanagement Inc. (Other related party)	694	—	—	—

Total	73,009	150	(265)	(54)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Amounts due from affiliate companies do not accrue interest and do not have a specific due date for their settlement apart from the Navios Holdings Loan Agreement.

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings up to $50,000 on a secured basis (the “Navios Holdings Loan Agreement”) to be used for general corporate purposes, including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Notes”). The secured credit facility is secured by (i) Navios Holdings 2022 Notes purchased with secured credit facility funds and (ii) equity interests in five companies that have entered into certain bareboat contracts. The secured credit facility included an arrangement fee of $500 and bears fixed interest of 12.75% for the first year and 14.75% thereafter. The secured credit facility also includes negative covenants substantially similar to the 2022 Notes and customary events of default. On December 2, 2019, Navios Logistics agreed to increase the secured credit facility by $20,000. Following this amendment, if certain conditions are met, (a) the interest rate on the secured credit facility would decrease to 10.0%, and (b) the maturity of the secured credit facility would be extended to December 2024. As of December 31, 2019, $69,295 was drawn under the secured credit facility. The arrangement fee is amortized in income following the interest method over the life of the credit facility, resulting in $329 deferred income at year-end. As of December 31, 2019, an amount of $3,349 was included under “Financial assets at fair value through profit or loss (related party)” in statement of financial position related to accrued interest to be collected from Navios Holdings.

During the first and the second quarters of 2019, Navios Logistics purchased $35,500 face value Navios Holdings 2022 Notes from unaffiliated third parties in open market transactions for a total consideration of $17,642 and subsequently sold these securities to Navios Holdings for $18,726, recognizing a gain of $1,084 which is included under “Other income, net” in the income statement.

General and administrative expenses: On August 29, 2019 Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 (extending the duration of the agreement until December 2021), was assigned from NC to NSM. Thereafter NSM will continue to provide certain administrative management services to Navios Logistics. NSM will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2019 amounted to $1,144 ($1,000 in 2018 and $1,000 in 2017).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were $15 for the year ended December 31, 2019 ($34 in 2018 and $51 in 2017) and amounts payable amounted to $1 as of December 31, 2019 and $4 as of December 31, 2018.

Shareholders’ Agreement

Pursuant to a shareholders’ agreement (the “Shareholders’ Agreement”) entered into in January 2008 in connection with the original combination of the Uruguayan port business and the upriver barge business, Grandall Investments S.A. (“Grandall”) (an entity owned and controlled by Lopez family members, including Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman) has certain rights as our shareholders, including certain rights of first offer, rights of first refusal, tag along rights, exit options and veto rights. Pursuant

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

to an amendment dated June 17, 2010, when we became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the shares of our common stock held by Navios Holdings were to convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling its holder to ten votes per share. Navios Holdings has currently waived such conversion provision. If and when the conversion occurs, it will permit Navios Holdings to control our business even if it does not hold a majority economic interest in our company.

Pursuant to an Assignment and Succession agreement dated December 17, 2012, Peers Business Inc., a Panamanian corporation assumed all rights and obligations of Grandall under the Shareholders’ Agreement.

On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers granting certain protections to minority shareholders in certain events

Employment Agreements—Compensation of key management personnel

The Company has executed employment agreements with several of its key management employees who are non-controlling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but are being renewed automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives, provided certain performance targets are achieved. Under the agreements, the Company accrued compensation of its key management employees totaling $2,900 for the year ended December 31, 2019 ($900 in 2018; $900 in 2017).

Pursuant to the assignment agreement with NC and NSM, the latter provides certain administrative management services to Navios Logistics including the compensation of its directors and members of our senior management who are not employees of the Company. This compensation is included in the general and administrative fees charged which for the year ended December 31, 2019 amounted to $1,144 ($1,000 in 2018 and $1,000 in 2017).

Note 22: Fair Value Measurement

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Intercompany receivable loan from parent (related party): The carrying amount of the intercompany receivable loan from parent (related party) approximates its fair value, excluding the effect of any deferred interest income.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2022 Senior Notes and the loan for the acquisition of Hidronave S.A. are fixed rate borrowings and their fair value was determined based on quoted market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Net investment in the lease: The carrying amount of the net investment in the lease, approximates its fair value.

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

	31-Dec-19		31-Dec-18
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$45,605	$45,605	$76,472	$76,472
Intercompany receivable loan from parent (related party)	$68,966	$68,966	$—	$—
Net investment in the lease	$471	$471	$602	$602
Senior notes	($371,677)	($368,306)	($370,424)	($343,373)
Term Loan B Facility	($95,944)	($97,510)	($95,812)	($98,505)
Notes payable, including current portion	($22,469)	($22,469)	($26,875)	($26,875)
Long-term debt, including current portion	($24,839)	($24,839)	($37,076)	($37,076)

	December 31, 2017		January 01, 2017
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$79,888	$79,888	$65,182	$65,182
Prepayments and other assets (restricted cash)	$—	$—	$2,900	$2,900
Net investment in the lease	$818	$818	$—	$—
Senior notes	$(369,260)	$(361,549)	$(368,180)	$(355,781)
Term Loan B Facility	$(95,669)	$(101,563)	$—	$—
Notes payable, including current portion	$(31,109)	$(31,109)	$(34,447)	$(34,447)
Capital lease obligations	$—	$—	$(17,617)	$(17,617)
Long-term debt, including current portion	$(36,708)	$(36,708)	$(25,321)	$(25,321)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Fair Value Measurements at December 31, 2019
	Total	Level I	Level II	Level III
Cash and cash equivalents	$45,605	$45,605	$—	$—
Intercompany receivable loan from parent (related party)	$68,966	$—	$68,966	$—
Note receivable, including current portion	$471	$471	$—	$—
Senior Notes	$(368,306)	$(368,306)	$—	$—
Term Loan B Facility	$(97,510)	$—	$(97,510)	$—
Notes payable, including current portion(1)	$(22,469)	$—	$(22,469)	$—
Long-term debt(1)	$(24,839)	$—	$(24,839)	$—

	Fair Value Measurements at December 31, 2018
	Total	Level I	Level II	Level III
Cash and cash equivalents	$76,472	$76,472	$—	$—
Note receivable, including current portion	$602	$602	$—	$—
Senior Notes	$(343,373)	$(343,373)	$—	$—
Term Loan B Facility	$(98,505)	$—	$(98,505)	$—
Notes payable, including current portion(1)	$(26,875)	$—	$(26,875)	$—
Long-term debt(1)	$(37,076)	$—	$(37,076)	$—

	Fair Value Measurements at December 31, 2017
	Total	Level I	Level II	Level III
Cash and cash equivalents	$79,888	$79,888	$—	$—
Note receivable, including current portion	$818	$818	$—	$—
Senior Notes	$(361,549)	$(361,549)	$—	$—
Term Loan B Facility	$(101,563)	$—	$(101,563)	$—
Notes payable, including current portion(1)	$(31,109)	$—	$(31,109)	$—
Long-term debt(1)	$(36,708)	$—	$(36,708)	$—

	Fair Value Measurements at January 1, 2017
	Total	Level I	Level II	Level III
Cash and cash equivalents	$65,182	$65,182	$—	$—
Restricted cash	$2,900	$2,900	$—	$—
Senior Notes	$(355,781)	$(355,781)	$—	$—
Notes payable, including current portion(1)	$(34,447)	$—	$(34,447)	$—
Capital lease obligations(1)	$(17,617)	$—	$(17,617)	$—
Long-term debt(1)	$(25,321)	$—	$(25,321)	$—

(1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.

Fair value of collaterals under intercompany receivable loan from parent (related party):

The fair value of the collaterals under intercompany receivable loan from parent (related party) was determined based on quoted market prices for Navios Holding 2020 notes (Level I under fair value hierarchy) and third parties valuation reports (Level II under fair value hierarchy) resulting in a total amount of $117,990 as of December 31, 2019. No intercompany receivable loan from parent (related party) existed as of December 31, 2018 and 2017.

There were no changes in valuation techniques during the year. For the years ended December 31, 2019, 2018 and 2017 and January 1, 2017, there were no transfers between levels.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Note 23: Provisions

Movement in the provisions is analyzed below:

Amount
Balance as at January 1, 2017	2,714
Arising during the year	97
Utilized	(7)

Balance as at December 31, 2017	2,804

Balance as at January 1, 2018	2,804
Arising during the year	(1,338)
Utilized	(958)

Balance as at December 31, 2018	508

Balance as at January 1, 2019	508
Arising during the year	57
Utilized	(149)

Balance as at December 31, 2019	416

See also Note 2(v).

Provisions included in the Company’s consolidated financial statements for all periods presented, are mainly related to labor claims.

Note 24: Earnings Per Share (EPS)

Basic and diluted net earnings per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings per share for each of the years ended December 31, 2019, 2018 and 2017, are as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Net income attributable to Navios Logistics’ stockholders	30,154	8,410	3,234

Weighted average number of shares, basic and diluted	20,000	20,000	20,000

Net earnings per share from continuing operations: Basic and diluted	1.51	0.42	0.16

At December 31, 2019, 2018 and 2017, the Company had no dilutive or potentially dilutive securities; accordingly there is no difference between basic and diluted net earnings per share.

Note 25: Commitments and Contingencies

Legal

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2021.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Other contingencies

On August 16, 2018, there was a fire incident at the iron ore port terminal in Nueva Palmira, Uruguay for which the Company maintains property and loss of earnings insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). As of September 12, 2019, the full amount has been collected in relation to this claim.

Note 26: Financial Management

The Company’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates and port terminal rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by management. Guidelines are established for overall risk management, as well as specific areas of operations.

a.	Capital Management

The capital structure of the Company consists of net debt and equity. The Company’s objectives when managing capital are:

•	to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns to its shareholder and benefits for other stakeholders;

•	to enhance the ability of the Company to invest in future projects by sustaining a strong financial position and high borrowings capacity;

•	to provide an adequate return to its shareholder; and

•	to maintain and improve the Company’s credit rating.

The Company reviews its capital structure and the capital structure of its subsidiaries on a quarterly basis. As part of this review, management makes adjustments to it in the light of changes in economic conditions and the risk characteristics relating to the Company’s activities. In order to maintain or adjust its capital structure, the Company may repay existing secured term loans and revolving credit facilities, sell assets to reduce debt or inject additional capital into its subsidiaries. Management believes that such an approach provides an efficient capital structure and an appropriate level of financial flexibility.

The Company monitors its capital structure on the basis of the net debt ratio.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The net debt ratio is calculated as net debt divided by net debt plus total equity (“total capital”). The net adjusted debt ratio is calculated as net debt divided by net debt plus total equity as adjusted for the market value of the fleet (“total adjusted capital”). Net debt is calculated as the total of Interest-bearing loans and borrowings (Note 18), Trade and other payables (Note 19) and lease liabilities (Note 20), less cash and cash equivalents (Note 15). Total equity comprises all components of equity.

Certain of the Company’s debt agreements, at the subsidiary level, contain loan-to-value clauses which could require the Company, at its option, to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below their current valuations. In addition, the financing agreements impose operating restrictions and establish minimum financial covenants, including limitations on the amount of total borrowings and secured debt, and provide for acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. Failure to comply with any of the covenants in the financing agreements could also result in a default under those agreements and under other agreements containing cross-default provisions.

b.	Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include loans and borrowings, deposits, debt and equity investments. The sensitivity analyses in the following sections relate to the position as at December 31, 2019, December 31, 2018 and December 31, 2017.

The Company is exposed to certain risks related to interest rate, foreign currency, fuel price inflation and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

i.	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates.

Debt instruments: As of December 31, 2019, December 31, 2018 and December 31, 2017, the Company had a total of $520,359, $538,168 and $542,912, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate except for the Term Loan B Facility, the Notes Payable, the BBVA loan and the Term Bank loan that bear interest at a floating rate.

Interest rates on the loan facility of Hidronave S.A., the credit agreement for a river and estuary tanker and the 2022 Senior Notes are fixed and, therefore, changes in interest rates affect their fair value which as of December 31, 2019 was $115, nil and $368,306, respectively, $184, $5,909 and $343,373, respectively as of December 31, 2018 and $253, nil and $361,549 as of December 31, 2017, but do not affect the related finance cost.

The interest on the Term Loan B Facility, the Notes Payable, the BBVA loan and the Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related finance cost.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Sensitivity analysis—exposure to interest rates

For the purposes of market risk analysis, the Company uses scenarios to assess the sensitivity that variations in operations impacted by the LIBOR rates may generate in their results. The probable scenario represents the amounts of debt recognized at floating rate.

The other scenarios were constructed considering an appreciation of 25% and 50% on market interest rates.

The following are the possible impacts on the results in the event of these scenarios occurring:

	December 31, 2019 Effect on Income and Equity
	Carrying amount	Possible increase through maturity (Δ 25%)	Remote increase through maturity (Δ 50%)
LIBOR
Interest-bearing loans and borrowings	(145,244)	(1,648)	(3,295)

ii.	Foreign currency risk

The Company’s operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, U.S. dollar is the functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction.

The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinian pesos, Brazilian reais and Paraguayan guaranies; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated.

For the year ended December 31, 2019, December 31, 2018 and for the year ended December 31, 2017, approximately 53.4%, 48.6%, and 60.3% respectively, of Company’s expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction.

Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of financial position. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change the Company’s net income for the year ended December 31, 2019 by $631, the Company’s net income for the year ended December 31, 2018 by $619 and Company’s net income for the year ended December 31, 2017 by $865.

iii.	Inflation and Fuel Price Increases:

The impact of inflation and the resulting pressure on prices in the South American countries in which the Company operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for Company’s vessels, barges and pushboats business, the Company has negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices paid for fuel are temporarily not aligned with the adjustments that are obtained under Company’s freight contracts.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

c.	Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.

Concentration of Credit Risk

Accounts Receivable & Contract Assets

Concentrations of credit risk with respect to accounts receivables are limited due to our large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk, beyond amounts provided for collection losses, is inherent in our trade receivables.

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the year ended December 31, 2019, our largest customer, Vale International S.A. (“Vale”), accounted for 36.4% of our revenues, respectively, and our five largest customers accounted for approximately 64.0% of our revenues. For the year ended December 31, 2018, our three largest customers, Vale, Cammesa S.A. (“Cammesa”) and Axion Energy Paraguay S.A. (“Axion Energy”), accounted for 32.2%, 10.6% and 10.3% of our revenues, respectively, and our five largest customers accounted for approximately 65.3% of our revenues. For the year ended December 31, 2017, our three largest customers, Vale, YPF S.A. (“YPF”) and Axion Energy, accounted for 20.6%, 13.5% and 12.9% of our revenues, respectively, and our five largest customers accounted for approximately 61.8% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as port terminals. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers or the change of the contractual terms of any one of our most significant take-or-pay contracts or any significant dispute with one of these customers could materially adversely affect our financial condition and our results of operations.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Although Company maintains cash deposits in excess of government-provided insurance limits, the Company minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Management is of the opinion that the credit risk on liquid funds is limited as counterparties are institutions with high credit-ratings assigned by credit rating agencies. Management continuously monitors the credit-rating of each of the counterparties and maintains the majority of its liquid funds with the Company’s lenders which are investment grade financial institutions.

The Company did not recognize any expected credit loss on the above as the amount of credit loss is insignificant.

Effects of Inflation:

The economic environment and factors in Argentina were determined to be highly inflationary as of December 31, 2019. Nevertheless, the Company does not consider inflation to be a significant risk factor to the

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

cost of doing business in the foreseeable future as the functional currency of the Company’s Argentinian subsidiary is the U.S. dollar. In addition, the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency.

d.	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset and arises because of the possibility that the Company could be required to pay its liabilities earlier than expected.

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the logistics industry, the Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve revolving credit facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

	Less than a year	1-2 years	2-3 years	3-4 years	More than 5 years	Total
Interest-bearing loans and borrowings (excluding items below, note 18)	49,382	144,578	403,455	5,315	2,525	605,255
Lease liabilities (note 20)	1,300	911	657	637	23,558	27,063
Acquisition of six liquid barges	774	3,095	3,095	3,095	5,416	15,475
Trade and other payables (note 19)	36,362	—	—	—	—	36,362

Total	87,818	148,584	407,207	9,047	31,499	684,155

e.	The recent global outbreak of novel coronavirus disease (COVID-19)

At the beginning of 2020, the rapid spread of COVID-19 has had negative economic consequences all over the world including the countries where the Company operates. The event is considered to be a non adjusting event and therefore not reflected in the recognition and measurement of assets and liabilities in the financial statements for the year ended December 31, 2019.

Our business could be materially and adversely affected by the outbreak of COVID-19. The coronavirus or other epidemics or pandemics could potentially result in delayed deliveries of our vessels recently purchased, vessels under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, the operation of our port terminal facilities, global demand for commodities, as well as the price of regional freights and hires, our port tariffs, and otherwise disrupt the operations of our customers and suppliers.

If the effect of the coronavirus is ongoing, the Company may be unable to charter its vessels at the rates or for the length of time currently expected, commence or complete the construction of planned port terminal facilities in Port Murtinho, Brazil and in Nueva Palmira, Uruguay. The effects of the coronavirus remain uncertain, and, should customers be under financial pressure, the Company’s charterers’ and clients’ willingness to perform their obligations to the Company could be adversely affected. The loss or termination of any of the contracts, or a decline in payments thereunder, could have a material and adverse effect on Company’s business, results of operations and financial condition.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Any prolonged restrictive measures taken in response to the COVID-19 outbreak may affect the normal operations and those of the Company’s Manager. All these measures have further affected the process of construction and repair of vessels, as well as the presence of workers in shipyards, of administrative personnel in their offices, and of seafarers. Any prolonged restrictive measures in order to control the novel coronavirus or other adverse global public health developments may have a material and adverse effect on the Company’s business operations and demand for services generally.

Note 27: Events After the Reporting Period

The global pandemic outbreak of COVID-19 at the beginning of 2020 may have an impact on the Company’s future business operations. As disclosed in Note 26, this non-adjusting subsequent event was not reflected in the significant estimates and assumptions as of December 31, 2019 and might result in significant changes in these estimates in the Company’s next upcoming financial statements. However, it has not yet been possible to assess the outbreak’s possible effects due to the uncertainty of the situation at the date of issue of these financial statements.

The Company’s board of directors declared a $6,381 dividend, which was paid on July 10, 2020.

On June 23, 2020, Navios Logistics and its wholly-owned subsidiary Logistics Finance (together with the Company, the “Co-Issuers”) priced $500.000 of 10.750% Senior Secured Notes (the “Notes”) due on July 1, 2025. The net proceeds from the offering of the Notes will be used to satisfy and discharge the indenture governing the Co-Issuers’ outstanding 7.25% Senior Notes due 2022, to repay all amounts outstanding under the Co-Issuers’ Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance, if any, to be used for general corporate purposes. The sale of the Notes was completed on July 8, 2020.

In May 2020, Navios Logistics signed an agreement with Vetorial Mineracao S.A. (“Vetorial”) for the transshipment of iron ore through the iron ore terminal in Nueva Palmira, Uruguay with an undertaking from Cargill International Trading Pte Ltd (“Cargill”) to pay to Navios Logistics directly the transshipment fees under this contract. This agreement reflects a number of trial transshipments of cargo originating from mines of Vetorial in the area of Corumbá, Brazil to be completed by the end of the third quarter of 2020. In exchange for these trial operations, Navios Logistics expects to receive approximately $900. Navios Logistics intends to enter into a long-term agreement with Cargill for the transshipment of iron ore. However, no assurance can be provided that a definitive agreement will be executed or that the transaction will be consummated in whole or in part.

The Company’s board of directors declared a $27,500 dividend, which was paid on February 21, 2020.

On February 14, 2020, the Company agreed to a $25,000 loan facility (the “New BBVA Facility”) with BBVA, which drawn on July 8, 2020. The new BBVA Facility used to repay the existing loan facility with BBVA, which as of December 31, 2019 had an outstanding amount of $14,275, and for general corporate purposes. The new loan bear interest at a rate of LIBOR (180 days) plus 325 basis points, is repayable in equal quarterly installments with final maturity in March 31, 2022 and is secured by assignments of certain receivables.

THE COMPANY

Navios South American Logistics Inc.

Aguada Park Free Zone,

Paraguay 2141, Of. 1603

Montevideo, Uruguay

LEGAL ADVISORS TO THE COMPANY

As to U.S. Federal and New York Law Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 United States of America	As to Brazilian Law Demarest Advogados Av. Pedroso de Morais 1201 São Paulo SP 05419-001 Brazil

As to Marshall Islands Law Reeder & Simpson, P.C. P.O. Box 601 Majuro, Marshall Islands 96960

LEGAL ADVISORS TO THE INTERNATIONAL UNDERWRITERS

AND BRAZILIAN UNDERWRITERS

As to U.S. Federal and New York Law Milbank LLP 55 Hudson Yards New York NY 10001 United States of America	As to Brazilian Law Pinheiro Neto Advogados Rua Hungria, 1100 São Paulo SP 01455-906 Brazil

INDEPENDENT AUDITORS

Price Waterhouse & Co. S.R.L.

Bouchard 557 – 8th Floor

Ciudad Autónoma de Buenos Aires

Argentina

Common Shares, including in

the form of Brazilian Depositary

Receipts

BofA Securities

S. Goldman Advisors LLC

                    , 2021

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under the Articles of Incorporation, our Bylaws and under Section 60 of the Marshall Islands Business Corporations Act (‘‘BCA’’), we may indemnify anyone who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

A limitation on the foregoing is the statutory proviso (also found in our Bylaws) that, in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

Further, under Section 60 of the BCA and our Bylaws, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

In addition, under Section 60 of the BCA and under our Bylaws, a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification may be made against expenses (including attorneys’ fees) actually and reasonably incurred such person or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Again, this is provided that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further, and as provided by both our Bylaws and Section 60 of the BCA, when a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the foregoing instances, or in the defense of a related claim, issue or matter, he will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with such matter.

Likewise, pursuant to our Bylaws and Section 60 of the BCA, expenses (our Bylaws specifically includes attorneys’ fees in expenses) incurred in defending a civil or criminal action, suit or proceeding by an officer or director may be paid in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that he is not entitled to indemnification. The Bylaws further provide that with respect to other employees, such expenses may be paid on the terms and conditions, if any, as the Board may deem appropriate.

Both Section 60 of the BCA and our Bylaws further provided that the foregoing indemnification and advancement of expenses are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and/or as to action in another capacity while holding office.

Under both Section 60 of the BCA and our Bylaws, we also have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity regardless of whether the corporation would have the power to indemnify him against such liability under the foregoing.

Under Section 60 of the BCA (and as provided in our Bylaws), the indemnification and advancement of expenses provided by, or granted under the foregoing continue with regard to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of his heirs, executors and administrators unless otherwise provided when authorized or ratified.

In addition to the above, our Bylaws provide that references to us includes constituent corporations, and defines “other enterprises” to include employee benefit plans, ‘‘fines’’ to include excise taxes imposed on a person with respect to an employee benefit plan, and further defines the term “serving at the request of the corporation.”

Our Articles of Incorporation set out a much abbreviated version of the foregoing and make reference to the provisions of the Bylaws.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

On July 8, 2020, the Co-Issuers completed the sale of $500.0 million of 10.750% Senior Secured Notes due 2025, or the 2025 Notes. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the 2022 Notes, to repay all amounts outstanding under the Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance, if any, to be used for general corporate purposes. The initial purchasers were BofA Securities, Inc., Morgan Stanley & Co. LLC, DNB Markets, Inc., Jefferies LLC, ABN AMRO Securities (USA) LLC and S. Goldman Advisors LLC. The notes were offered to persons reasonably believed to be qualified institutional buyers under Rule 144A of the Securities Act and to certain non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this registration statement:

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the international underwriters and the Brazilian underwriters at the closing specified in the underwriting and agency agreement and the Brazilian underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting and Agency Agreement.

3.1	Articles of Incorporation of Navios South American Logistics Inc. (previously filed with Registration Statement on Form F-4 (Registration No. 333-179250), as filed with the Securities and Exchange Commission on January 31, 2012).

3.2	Bylaws of Navios South American Logistics Inc. (previously filed with Registration Statement on Form F-4 (Registration No. 333-179250), as filed with the Securities and Exchange Commission on January 31, 2012).

3.3*	Amended and Restated Articles of Incorporation of Navios South American Logistics Inc.

3.4*	Amended and Restated Bylaws of Navios South American Logistics Inc.

4.1*	Registrant’s Specimen Brazilian Depositary Receipt.

4.2*	Registrant’s Specimen Certificate for Ordinary Shares.

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of Brazilian Depositary Receipts issued thereunder.

4.4	Indenture, dated as of July 8, 2020, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wilmington Trust, National Association (previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on July 8, 2020).

5.1*	Form of opinion of Reeder & Simpson, P.C., Marshal Islands counsel to the Company as to the validity of the common shares being registered.

10.1	Administrative Services Agreement, dated as of April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc. (previously filed with Registration Statement on Form F-4 (Registration No. 333-179250), as filed with the Securities and Exchange Commission on January 31, 2012).

10.2	Unloading, Storing, Weighing and Loading Services Contract, by and between Corporacion Navios Sociedad Anonima and Vale International SA, dated September 27, 2013 (previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on June 3, 2019).

10.3	Loan Agreement, dated April 25, 2019, between Navios Maritime Holdings Inc., as borrower, and Navios South American Logistics Inc., as lender (previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on September 12, 2019).

10.4	Assignment Agreement, dated August 29, 2019, among Navios Corporation, Navios South American Logistics Inc. and Navios Shipmanagement Inc. (previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on September 12, 2019).

10.5	Supplemental Agreement, dated as of December 2, 2019, between Navios Maritime Holdings Inc., as borrower, and Navios South American Logistics Inc. as lender, in relation to the Loan Agreement, dated April 25, 2019 (previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission on February 21, 2020).

10.6*	Assignment Agrement, dated as of June 24, 2020, between Grimaud and Anemos Maritime Holdings Inc Navios South American Logisitics Inc.

10.7	Form of Loan Facility Agreement, dated as of February 14, 2020, by and among Corporación Navios Granos S.A., as borrower, Navios South American Logistics Inc., as guarantor, and Banco Bilbao Vizcaya Argentaria Uruguay S.A., as lender (previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission on February 21, 2020).

10.8*	Form of Employment Agreement

10.9*	Loan Agreement, dated May 17, 2017, by and between Navarra Shipping Corporation and Pelayo Shipping Corporation and Alpha Bank A.E.

10.10*	2020 Equity Incentive Plan.

21.1	Subsidiaries of Navios South American Logistics Inc. (previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission on February 21, 2020).

23.1*	Consent of Price Waterhouse & Co. S.R.L.

24.1*	Powers of Attorney (included on signature page to the registration statement).

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement (No. 333- ) on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Athens, Greece on the                    , 2021.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

By:
Name:
Title:

Each person whose signature appears below appoints Angeliki Frangou as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendments thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement (No. 333- ) has been signed by the following persons in the capacities and on                , 2021.

Signature	Title

Angeliki Frangou	Chairman and Director

Claudio Pablo Lopez	Chief Executive Officer, Vice Chairman and Director

Carlos Augusto Lopez	Chief Commercial Officer-Shipping Division and Director

Horacio Enrique Lopez	Chief Operating Officer-Shipping Division and Director

Ruben Martinez	Chief Operating Officer-Port Division and Director

Ioannis Karyotis	Chief Financial Officer

George Achniotis	Executive Vice President-Business Development and Director

Efstratios Desypris	Senior Vice President-Strategic Planning and Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative of Navios South American Logistics Inc. in the United States, has signed the Registration Statement in the City of            , State of            on the            day of                    , 2021.

Authorized Representative

By: